     AS FILED WITH SECURITIES AND EXCHANGE COMMISSION ON JANUARY 30, 2008.


                                                            FILE NOS. 333-146491

                                                                       811-08810
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM N-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

        Pre-Effective Amendment No. 2                           [X]
        Post-Effective Amendment No.                            [ ]

                                     and/or

                             REGISTRATION STATEMENT
                              UNDER THE INVESTMENT
                              COMPANY ACT OF 1940

             Amendment No. 2                                    [X]

                        (CHECK APPROPRIATE BOX OR BOXES)
                             ---------------------

                          FS VARIABLE SEPARATE ACCOUNT
                           (Exact Name of Registrant)

                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                              (Name of Depositor)


                                 70 PINE STREET
                            NEW YORK, NEW YORK 10270
             (Address of Depositor's Principal Offices) (Zip Code)

       DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (800) 996-9786

                            MALLARY L. REZNIK, ESQ.
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY
                       C/O AIG RETIREMENT SERVICES, INC.
                       LOS ANGELES, CALIFORNIA 90067-6022
      (Name and Address of Agent for Service for Depositor and Registrant)

Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.


Title of Securities Being Registered: Units of interest in FS Variable Separate Account of First SunAmerica Life Insurance Company under variable annuity contracts.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.
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                          FS VARIABLE SEPARATE ACCOUNT

                             CROSS REFERENCE SHEET

                              PART A -- PROSPECTUS

ITEM NUMBER
IN FORM N-4                                                                              CAPTION
-----------                                                                              -------
1.           Cover Page..................................................  Cover Page
2.           Definitions.................................................  Glossary
3.           Synopsis....................................................  Highlights; Fee Tables; Portfolio
                                                                           Expenses; Examples
4.           Condensed Financial Information.............................  Appendix - Condensed Financial
                                                                           Information
5.           General Description of Registrant, Depositor and Portfolio
             Companies...................................................  The Polaris II Variable Annuity;
                                                                           Other Information
6.           Deductions..................................................  Expenses
7.           General Description of Variable Annuity Contracts...........  The Polaris II Variable Annuity;
                                                                           Purchasing a Polaris II Variable
                                                                           Annuity; Investment Options
8.           Annuity Period..............................................  Income Options
9.           Death Benefit...............................................  Death Benefits
10.          Purchases and Contract Value................................  Purchasing a Variable Annuity
                                                                           Contract
11.          Redemptions.................................................  Access To Your Money
12.          Taxes.......................................................  Taxes
13.          Legal Proceedings...........................................  Legal Proceedings
14.          Table of Contents of Statement of Additional Information....  Table of Contents of Statement of
                                                                           Additional Information

                 PART B -- STATEMENT OF ADDITIONAL INFORMATION


Certain information required in Part B of the Registration Statement has been included within the Prospectus forming part of this Registration Statement; the following cross-references suffixed with a "P" are made by reference to the captions in the Prospectus.

ITEM NUMBER
IN FORM N-4                                                                               CAPTION
-----------                                                                               -------
15.          Cover Page..................................................  Cover Page
16.          Table of Contents...........................................  Table of Contents
17.          General Information and History.............................  The Polaris II Variable Annuity (P);
                                                                           Separate Account; General Account (P);
                                                                           Investment Options (P);
                                                                           Other Information (P)
18.          Services....................................................  Other Information (P)
19.          Purchase of Securities Being Offered........................  Purchasing a Polaris II Variable
                                                                           Annuity (P)
20.          Underwriters................................................  Distribution of Contracts
21.          Calculation of Performance Data.............................  Performance Data
22.          Annuity Payments............................................  Income Options (P);
                                                                           Income Payments; Annuity Unit Values
23.          Financial Statements........................................  Depositor: Other Information (P);
                                                                           Financial Statements; Registrant:
                                                                           Financial Statements

                                     PART C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

                               [POLARIS II LOGO]

                                   PROSPECTUS
                                FEBRUARY 1, 2008

                  FLEXIBLE PAYMENT DEFERRED ANNUITY CONTRACTS
                                   issued by
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY
                               in connection with
                          FS VARIABLE SEPARATE ACCOUNT


This variable annuity has several investment choices - Variable Portfolios (which are subaccounts of the separate account) and available Fixed Accounts. Each Variable Portfolio invests exclusively in shares of one of the Underlying Funds listed below. The Variable Portfolios are part of Anchor Series Trust ("AST"), Franklin Templeton Variable Insurance Products Trust ("FTVIPT"), Lord Abbett Series Fund, Inc. ("LASF"), MTB Group of Funds ("MTB"), Principal Variable Contracts Fund, Inc. ("PVCF"), SunAmerica Series Trust ("SAST") and Van Kampen Life Investment Trust ("VKT").



VARIABLE PORTFOLIOS:                                       MANAGED BY:
   Aggressive Growth                                       AIG SunAmerica Asset Management Corp.
   Alliance Growth                                         AllianceBernstein, L.P.
   American Funds Asset Allocation SAST                    Capital Research and Management Company(3)
   American Funds Global Growth SAST                       Capital Research and Management Company(3)
   American Funds Growth-Income SAST                       Capital Research and Management Company(3)
   American Funds Growth SAST                              Capital Research and Management Company(3)
   Asset Allocation                                        Edge Asset Management, Inc.
   Balanced                                                Edge Asset Management, Inc.
   Balanced                                                J.P. Morgan Investment Inc.
   Blue Chip Growth                                        AIG SunAmerica Asset Management Corp.
   Capital Appreciation                                    Wellington Management Company, LLP
   Capital Growth                                          OppenheimerFund, Inc.
   Cash Management                                         Columbia Management Advisors, LLC
   Conservative Balanced                                   Edge Asset Management, Inc.
   Conservative Growth                                     Edge Asset Management, Inc.
   Corporate Bond                                          Federated Investment Management Company
   Davis Venture Value                                     Davis Selected Advisers LLC
   "Dogs" of Wall Street(1)                                AIG SunAmerica Asset Management Corp.
   Emerging Markets                                        Putnam Investment Management, Inc.
   Equity Income Account I                                 Edge Asset Management, Inc.
   Equity Opportunities                                    OppenheimerFund, Inc.
   Flexible Income                                         Edge Asset Management, Inc.
   Foreign Value                                           Templeton Investment Counsel, LLC
   Franklin Income Securities Fund                         Franklin Advisers, Inc.
   Franklin Templeton VIP Founding Funds Allocation        Franklin Templeton Services, LLC(4)
     Fund
   Fundamental Growth                                      Wells Capital Management, Inc.
   Global Bond                                             Goldman Sachs Asset Management Int'l.
   Global Equities                                         J.P. Morgan Investment Management Inc.
   Government & Quality Bond                               Wellington Management Company LLP
   Growth                                                  Wellington Management Company, LLP
   Growth-Income                                           AllianceBernstein, L.P.
   Growth Opportunities                                    Morgan Stanley Investment Management, Inc.(2)
   High-Yield Bond                                         AIG SunAmerica Asset Management Corp.
   International Diversified Equities                      Morgan Stanley Investment Management, Inc.(2)
   International Growth & Income                           Putnam Investment Management, Inc.
   Lord Abbett Growth and Income                           Lord, Abbett & Co. LLC
   Marsico Focused Growth                                  Marsico Capital Management, LLC
   MFS Massachusetts Investors Trust(1)                    Massachusetts Financial Services Company
   MFS Total Return                                        Massachusetts Financial Services Company
   Mid-Cap Growth                                          J.P. Morgan Investment Management, Inc.
   MTB Large Cap Growth Fund II                            MTB Investment Advisors, Inc.
   MTB Large Cap Value Fund II                             NWQ Investment Management Company LLC
   MTB Managed Allocation Fund - Aggressive Growth II      MTB Investment Advisors, Inc.
   MTB Managed Allocation Fund - Conservative Growth II    MTB Investment Advisors, Inc.
   MTB Managed Allocation Fund - Moderate Growth II        MTB Investment Advisors, Inc.
   Natural Resources                                       Wellington Management Company, LLP
   Real Estate                                             Davis Selected Advisers LLC
   Small & Mid Cap Value                                   AllianceBernstein, L.P.
   Small Company Value                                     Franklin Advisory Services, LLC
   Strategic Growth                                        Edge Asset Management, Inc.
   Technology                                              Columbia Management Advisors, LLC
   Telecom Utility                                         Massachusetts Financial Services Company
   Van Kampen LIT Comstock, Class II Shares(1)             Van Kampen Asset Management
   Van Kampen LIT Growth and Income, Class II Shares       Van Kampen Asset Management
   Van Kampen LIT Strategic Growth, Class II Shares        Van Kampen Asset Management
   Worldwide High Income                                   Morgan Stanley Investment Management Inc.(2)

(1) "Dogs" of Wall Street is an equity fund seeking total return including capital appreciation and current income. MFS
    Massachusetts Investors Trust is an equity fund seeking reasonable current income and long-term growth of capital and income.
    Van Kampen LIT Comstock, Class II Shares is an equity fund, seeking capital growth and income.

(2) Morgan Stanley Investment Management, Inc. does business in certain circumstances using the name "Van Kampen."

(3) Capital Research and Management Company manages the corresponding Master Fund (defined below) in which Underlying Fund invests.

(4) Franklin Templeton Services, LLC is the administrator of this fund of funds.


Please read this prospectus carefully before investing and keep it for future reference. It contains important information about the variable annuity.

To learn more about the annuity offered in this prospectus, you can obtain a copy of the Statement of Additional Information ("SAI") dated February 1, 2008. The SAI has been filed with the United States Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. The Table of Contents of the SAI appears at the end of this prospectus. For a free copy of the SAI, call us at 1-800-99NY-SUN or write to us at our Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299.

In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC by the Company.

ANNUITIES INVOLVE RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL, AND ARE NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK. THEY ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
 OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                          TABLE OF CONTENTS
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 GLOSSARY....................................................      2
 HIGHLIGHTS..................................................      3
 FEE TABLE...................................................      4
    Maximum Owner Transaction Expenses.......................      4
    Contract Maintenance Fee.................................      4
    Separate Account Annual Expenses.........................      4
    Additional Optional Feature Fee..........................      4
    Optional MarketLock For Life Plus Fee....................      4
    Optional MarketLock For Life Plus Option 2 Fee...........      4
    Optional MarketLock Fee..................................      4
    Optional MarketLock For Two Fee..........................      4
    Optional Polaris Income Rewards Fee......................      4
    Optional Capital Protector Fee...........................      4
    Underlying Fund Expenses.................................      4
 MAXIMUM AND MINIMUM EXPENSE EXAMPLE.........................      6
 THE POLARIS II VARIABLE ANNUITY.............................      8
 PURCHASING A POLARIS II VARIABLE ANNUITY....................      8
    Allocation of Purchase Payments..........................      9
    Accumulation Units.......................................      9
    Right to Examine.........................................     10
    Exchange Offers..........................................     10
 INVESTMENT OPTIONS..........................................     10
    Variable Portfolios......................................     10
        Anchor Series Trust..................................     10
        Franklin Templeton Variable Insurance Products
          Trust..............................................     11
        Lord Abbett Series Fund, Inc. .......................     11
        MTB Group of Funds ..................................     11
        Principal Variable Contracts Fund, Inc. .............     11
        SunAmerica Series Trust..............................     11
        Van Kampen Life Investment Trust.....................     11
    Substitution, Addition or Deletion of Variable
      Portfolios.............................................     13
    Fixed Accounts...........................................     13
    Dollar Cost Averaging Fixed Accounts.....................     13
    Dollar Cost Averaging Program............................     13
    Polaris Portfolio Allocator Program......................     14
    Asset Allocation Model Program...........................     15
    Transfers During the Accumulation Phase..................     16
    Automatic Asset Rebalancing Program......................     18
    Return Plus Program......................................     19
    Voting Rights............................................     19
 ACCESS TO YOUR MONEY........................................     19
    Systematic Withdrawal Program............................     20
    Minimum Contract Value...................................     20
 OPTIONAL LIVING BENEFITS....................................     20
    MarketLock For Life Plus.................................     20
    MarketLock...............................................     29
    MarketLock For Two.......................................     34
    Polaris Income Rewards...................................     37
    Capital Protector........................................     39
 DEATH BENEFIT...............................................     42
    Death Benefits...........................................     42
    Spousal Continuation.....................................     43
 EXPENSES....................................................     43
    Separate Account Expenses................................     43
    Withdrawal Charges.......................................     44
    Underlying Fund Expenses.................................     44
    Contract Maintenance Fee.................................     44
    Transfer Fee.............................................     44
    Optional MarketLock For Life Plus Fee....................     44
    Optional MarketLock Fee..................................     45
    Optional MarketLock For Two Fee..........................     45
    Optional Polaris Income Rewards Fee......................     45
    Optional Capital Protector Fee...........................     45
    Income Taxes.............................................     46
    Reduction or Elimination of Fees, Expenses,
      and Additional Amounts Credited........................     46
 INCOME OPTIONS..............................................     46
    Annuity Date.............................................     46
    Annuity Income Options...................................     46
    Fixed or Variable Income Payments........................     47
    Annuity Income Payments..................................     47
    Transfers During the Income Phase........................     47
    Deferment of Payments....................................     47
 TAXES.......................................................     47
    Annuity Contracts in General.............................     48
    Tax Treatment of Distributions - Non-Qualified
      Contracts..............................................     48
    Tax Treatment of Distributions - Qualified Contracts.....     48
    Minimum Distributions....................................     49
    Tax Treatment of Death Benefits..........................     50
    Tax Treatment of Optional Living Benefits................     50
    Contracts Owned by a Trust or Corporation................     50
    Gifts, Pledges and/or Assignments of a Contract..........     50
    Diversification and Investor Control.....................     51
 OTHER INFORMATION...........................................     51
    First SunAmerica Life....................................     51
    The Distributor..........................................     51
    The Separate Account.....................................     51
    The General Account......................................     51
    Payments in Connection with Distribution of the
      Contract...............................................     52
    Administration...........................................     53
    Legal Proceedings........................................     53
    Financial Statements.....................................     53
    Registration Statement...................................     53
 TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION....     54
 APPENDIX A - CONDENSED FINANCIAL INFORMATION................    A-1
 APPENDIX B - DEATH BENEFITS FOLLOWING SPOUSAL
  CONTINUATION...............................................    B-1
 APPENDIX C - OPTIONAL LIVING BENEFITS EXAMPLES..............    C-1

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                                    GLOSSARY
        ----------------------------------------------------------------
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We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, we have defined them in this glossary.


ACCUMULATION PHASE - The period during which you invest money in your contract.


ACCUMULATION UNITS - A measurement we use to calculate the value of the variable portion of your contract during the Accumulation Phase.


ANNUITANT - The person on whose life we base annuity income payments after you begin the Income Phase.



ANNUITY DATE - The date you select on which annuity income payments begin.



ANNUITY UNITS - A measurement we use to calculate the amount of annuity income payments you receive from the variable portion of your contract during the Income Phase.



BENEFICIARY - The person you designate to receive any benefits under the contract if you or the Annuitant dies.



COMPANY - Refers to First SunAmerica Life Insurance Company, the insurer that issues this contract. The term "we," "us," "our," and "First SunAmerica Life" are also used to identify the Company.


CONTINUING SPOUSE - Spouse of original contract owner at the time of death who elects to continue the contract after the death of the original contract owner.


FEEDER FUNDS - The American Funds Global Growth SAST Portfolio, American Funds Growth SAST Portfolio, American Funds Growth-Income SAST Portfolio, and American Funds Asset Allocation SAST Portfolio. Each Feeder Fund invests exclusively in shares of a corresponding Master Fund.


FIXED ACCOUNT - An account, if available, that we may offer in which you may invest money and earn a fixed rate of return.



GOOD ORDER - Fully and accurately completed forms applicable to any given transaction or request received by us.




INCOME PHASE - The period beginning on the Annuity Date during which we make annuity income payments to you.



LATEST ANNUITY DATE - Your 90th birthday.


MARKET CLOSE - The close of the New York Stock Exchange, usually at 1:00 p.m. Pacific Time.


MASTER FUNDS - Funds of the American Funds Insurance Series in which the Feeder Funds invest.


NON-QUALIFIED (CONTRACT) - A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account ("IRA").


NYSE - New York Stock Exchange


OWNER - The person or entity (if a non-natural owner) with an interest or title to this contract. The term "you" or "your" are also used to identify the Owner.


PURCHASE PAYMENTS - The money you give us to buy and invest in the contract.


QUALIFIED (CONTRACT) - A contract purchased with pretax dollars. These contracts are generally purchased under a pension plan, specially sponsored program or IRA.



SEPARATE ACCOUNT - A segregated asset account maintained by the Company separately from the Company's general account. The Separate Account is divided into Variable Portfolios.



TRUSTS - Collectively refers to the Anchor Series Trust, the Franklin Templeton Variable Insurance Products Trust, the Lord Abbett Series Fund, Inc., the MTB Group of Funds, the Principal Variable Contracts Fund, Inc., the SunAmerica Series Trust, and the Van Kampen Life Investment Trust.


UNDERLYING FUNDS - The underlying investment portfolios of the Trusts in which the Variable Portfolios invest.



VARIABLE PORTFOLIO(S) - The variable investment options available under the contract. Each Variable Portfolio invests in shares of one of the Underlying Funds. Each Underlying Fund has its own investment objective.

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                                   HIGHLIGHTS
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The Polaris II Variable Annuity is a contract between you and First SunAmerica Life. It is designed to help you invest on a tax-deferred basis and meet long-term financial goals. There are minimum Purchase Payment amounts required to purchase a contract. Purchase Payments may be invested in a variety of Variable Portfolio and Fixed Accounts. Like all deferred annuities, the contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your contract. The Income Phase begins when you start receiving annuity income payments from your annuity to provide for your retirement.

RIGHT TO EXAMINE: You may cancel your contract within 10 days after receiving it and not be charged a withdrawal charge. You will receive the greater of Purchase Payments or the value of your contract on the day that we receive your request. This amount may be more or less than your original Purchase Payment. PLEASE SEE PURCHASING A POLARIS II VARIABLE ANNUITY AND RIGHT TO EXAMINE IN THE PROSPECTUS.

EXPENSES: There are fees and charges associated with the contract. Each year, we deduct a $30 contract maintenance fee from your contract, which may be waived for contracts of $50,000 or more. We also deduct separate account charges, which equal 1.52% annually of the average daily value of your contract allocated to the Variable Portfolios. There are investment charges on amounts invested in the Variable Portfolios including 12b-1 fees of up to 0.25%. If you elect optional features available under the contract, we may charge additional fees for those features. A separate withdrawal charge schedule applies to each Purchase Payment. Withdrawal charges no longer apply to a Purchase Payment that has been in the contract for seven complete years. PLEASE SEE FEE TABLE, PURCHASING A POLARIS II VARIABLE ANNUITY AND EXPENSES IN THE PROSPECTUS.

ACCESS TO YOUR MONEY: You may withdraw money from your contract during the Accumulation Phase. If you make a withdrawal, earnings are deemed to be withdrawn first. You will pay income taxes on earnings and untaxed contributions when you withdraw them. Annuity income payments received during the Income Phase are considered partly a return of your original investment. A federal tax penalty may apply if you make withdrawals before age 59 1/2. As noted above, a withdrawal charge may apply. PLEASE SEE ACCESS TO YOUR MONEY AND TAXES IN THE PROSPECTUS.

OPTIONAL LIVING BENEFITS: You may elect one of the optional living benefits available under your contract for an additional fee. These living benefits are designed to protect a portion of your investment in the event your contract value declines due to unfavorable investment performance during the Accumulation Phase and before a death benefit is payable. In addition, some of these features can provide a guaranteed income stream that may last as long as you live. PLEASE SEE OPTIONAL LIVING BENEFITS IN THE PROSPECTUS.

DEATH BENEFIT: A death benefit feature is available under the contract to protect your Beneficiaries in the event of your death during the Accumulation Phase. PLEASE SEE DEATH BENEFITS IN THE PROSPECTUS.

ANNUITY INCOME OPTIONS: When you are ready to begin taking annuity income payments, you can choose to receive annuity income payments on a variable basis, fixed basis or a combination of both. You may also choose from five different annuity income options, including an option for annuity income that you cannot outlive. PLEASE SEE ANNUITY INCOME OPTIONS IN THE PROSPECTUS.

INQUIRIES: If you have questions about your contract, call your financial representative or contact us at First SunAmerica Life Insurance Company, Annuity Service Center P.O. Box 54299 Los Angeles, California 90054-0299. Telephone
Number: (800) 99NY-SUN. PLEASE SEE ALLOCATION OF PURCHASE PAYMENTS IN THE PROSPECTUS FOR THE ADDRESS TO WHICH YOU MUST SEND PURCHASE PAYMENTS.

THE COMPANY OFFERS SEVERAL DIFFERENT VARIABLE ANNUITY CONTRACTS TO MEET THE DIVERSE NEEDS OF OUR INVESTORS. OUR CONTRACTS MAY PROVIDE DIFFERENT FEATURES, BENEFITS, PROGRAMS AND INVESTMENT OPTIONS OFFERED AT DIFFERENT FEES AND EXPENSES. WHEN WORKING WITH YOUR FINANCIAL REPRESENTATIVE TO DETERMINE THE BEST PRODUCT TO MEET YOUR NEEDS, YOU SHOULD CONSIDER AMONG OTHER THINGS, WHETHER THE FEATURES OF THIS CONTRACT AND THE RELATED FEES PROVIDE THE MOST APPROPRIATE PACKAGE TO HELP YOU MEET YOUR RETIREMENT SAVINGS GOALS.

IF YOU WOULD LIKE MORE INFORMATION REGARDING HOW MONEY IS SHARED AMONGST OUR BUSINESS PARTNERS, INCLUDING BROKER-DEALERS AND FROM CERTAIN INVESTMENT ADVISERS OF THE UNDERLYING FUNDS, SEE THE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT SECTION UNDER OTHER INFORMATION.

  PLEASE READ THE PROSPECTUS CAREFULLY FOR MORE DETAILED INFORMATION REGARDING THESE AND OTHER FEATURES AND BENEFITS OF THE CONTRACT, AS WELL AS THE RISKS OF
                                   INVESTING.

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                                   FEE TABLE
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MAXIMUM OWNER TRANSACTION EXPENSES

Maximum Withdrawal Charges (as a percentage of each Purchase Payment)(1)..................  7%

TRANSFER FEE                   $25 per transfer after the first 15 transfers in any contract year.

THE FOLLOWING DESCRIBES THE FEES AND EXPENSES THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING UNDERLYING FUND EXPENSES WHICH ARE OUTLINED IN THE NEXT SECTION.

CONTRACT MAINTENANCE FEE(2)...............................................................  $30

SEPARATE ACCOUNT ANNUAL EXPENSES

(deducted from the average daily ending net asset value allocated to the Variable Portfolios)

Mortality and Expense Risk Charge............  1.37%
Distribution Expense Charge..................  0.15%
                                               =====
     TOTAL SEPARATE ACCOUNT ANNUAL
       EXPENSES..............................  1.52%

ADDITIONAL OPTIONAL FEATURE FEE
You may elect either the following optional living benefit features: MarketLock For Life Plus, MarketLock, MarketLock For Two, Polaris Income Rewards or Capital Protector described below.

OPTIONAL MARKETLOCK FOR LIFE PLUS FEE


(calculated as a percentage of the Benefit Base)(3)



MARKETLOCK FOR     ALL YEARS IN WHICH THE
LIFE PLUS OPTIONS  FEATURE IS IN EFFECT      ANNUALIZED FEE
-----------------  -----------------------   --------------
Option 1           For One Covered Person      0.65%
                   For Two Covered Persons     0.90%

Option 2           For One Covered Person      0.75%
                   For Two Covered Persons     1.00%


OPTIONAL MARKETLOCK FEE

(calculated as a percentage of the MAV Benefit Base)(4)


                                                                                  ANNUALIZED FEE
                                                                                  --------------
All Contract Years..............................................................    0.65%

OPTIONAL MARKETLOCK FOR TWO FEE

(calculated as a percentage of the MAV Benefit Base)(4)


    ALL YEARS IN WHICH THE FEATURE IS IN EFFECT  ANNUALIZED FEE
    -------------------------------------------  --------------
    Prior to Any Withdrawal.................         0.40%
    After the First Withdrawal..............         0.80%

OPTIONAL POLARIS INCOME REWARDS FEE

(calculated as a percentage of your Purchase Payments received in the first 90 days adjusted for withdrawals)


                                     CONTRACT YEAR                                    ANNUALIZED FEE
                                     -------------                                    --------------
      0-7...........................................................................    0.65%
      8-10..........................................................................    0.45%
      11+...........................................................................     none

OPTIONAL CAPITAL PROTECTOR FEE
(calculated as a percentage of contract value minus Purchase Payments received after the 90th day since the contract issue date)(5)

                                     CONTRACT YEAR                                    ANNUALIZED FEE
                                     -------------                                    --------------
      0-7...........................................................................    0.50%
      8-10..........................................................................    0.25%
      11+...........................................................................     none


               UNDERLYING FUND EXPENSES (AS OF DECEMBER 31, 2006)



THE FOLLOWING SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES (INCLUDING MASTER FUND EXPENSES, IF APPLICABLE) CHARGED BY THE UNDERLYING FUNDS OF THE TRUSTS, BEFORE ANY WAIVERS OR REIMBURSEMENTS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING THE UNDERLYING FUNDS' EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH OF THE TRUSTS. PLEASE READ THEM CAREFULLY BEFORE INVESTING.



                                                                                             MINIMUM     MAXIMUM
                                                                                             -------     -------
TOTAL ANNUAL UNDERLYING FUND EXPENSES.....................................................    0.72%       9.94%
  (expenses that are deducted from Underlying Funds of the Trusts, including management fees,
  other expenses and 12b-1 fees, if applicable)

FOOTNOTES TO THE FEE TABLE:

(1) Withdrawal Charge Schedule (as a percentage of each Purchase Payment withdrawn) declines over 7 years as follows:

YEARS SINCE RECEIPT:........................................   1    2    3    4    5    6    7   8+
                                                              7%   6%   5%   4%   3%   2%   1%   0%

(2) The contract maintenance fee may be waived if contract value is $50,000 or more.


(3) MarketLock For Life Plus is an optional guaranteed minimum withdrawal benefit. The Benefit Base is initially equal to Purchase Payments made in the first contract year plus Purchase Payments made in contract years 2-5 capped each year at 100% of the Purchase Payments made in the first year, adjusted for excess withdrawals during the applicable period. Thereafter, on each contract anniversary during the first 10 contract years, the Benefit Base is increased to the greater of (a) or (b) where (a) is the highest contract anniversary value (less Purchase Payments in excess of the annual cap in contract years 2-5 and all Purchase Payments made after the first five years) and (b) is the current Benefit Base plus a bonus, if eligible; and adjusted for excess withdrawals during the applicable period. The annualized fee is deducted from the portion of your contract value allocated to the Variable Portfolios at the end of the first quarter following election and quarterly thereafter. The fee is deducted proportionately from your contract value by redeeming the number of Accumulation Units invested in Variable Portfolios which in total equal the amount of the fee. Excess withdrawals refer to amounts exceeding the maximum annual amount available at the time of withdrawal under this feature.



(4) MarketLock and MarketLock for Two are optional guaranteed minimum withdrawal benefits. The MAV Benefit Base equals the greater of (a) Purchase Payments made in the first two years, or (b) the highest contract anniversary value (less Purchase Payments made after the first two years) during the period in which anniversary values are being considered, each adjusted only for excess withdrawals during the applicable period. The applicable annualized fee is deducted from the portion of your contract value allocated to the Variable Portfolios at the end of the first quarter following the election and quarterly thereafter. The fee is deducted proportionately from your contract value by redeeming the number of Accumulation Units invested in Variable Portfolios which equal the amount of the fee.



(5) Capital Protector is an optional guaranteed minimum accumulation benefit. The annualized fee is deducted from the portion of your contract value allocated to the Variable Portfolios at the end of the first quarter following election and quarterly thereafter. The fee is deducted proportionately from your contract value by redeeming Accumulation Units in your Variable Portfolios which equal the amount of the fee.

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                      MAXIMUM AND MINIMUM EXPENSE EXAMPLES
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These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include owner transaction expenses, the contract maintenance fee if any, separate account annual expenses, available optional feature fees and Underlying Fund expenses.

The examples assume that you invest $10,000 in the contract for the time periods indicated; that your investment has a 5% return each year; and you incur the maximum or minimum fees and expenses of the Underlying Fund as indicated in the examples. Although your actual costs may be higher or lower, based on these assumptions, your costs at the end of the stated period would be:


MAXIMUM EXPENSE EXAMPLES



(ASSUMING MAXIMUM SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.52%, THE MARKETLOCK FOR LIFE PLUS FEATURE (1.00%) AND INVESTMENT IN AN UNDERLYING FUND WITH MAXIMUM TOTAL EXPENSES OF 9.94%)


(1) If you surrender your contract at the end of the applicable time period:


    1 YEAR            3 YEARS           5 YEARS          10 YEARS
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    $1,904            $3,848            $5,481            $8,688
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(2) If you annuitize your contract at the end of the applicable time period(4):



    1 YEAR            3 YEARS           5 YEARS          10 YEARS
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    $1,204            $3,348            $5,181            $8,688
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(3) If you do not surrender your contract:


    1 YEAR            3 YEARS           5 YEARS          10 YEARS
---------------------------------------------------------------------
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    $1,204            $3,348            $5,181            $8,688
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MINIMUM EXPENSE EXAMPLES


(ASSUMING SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.52% AND INVESTMENT IN AN UNDERLYING FUND WITH MINIMUM TOTAL EXPENSES OF 0.72%)


(1) If you surrender your contract at the end of the applicable time period and you do not elect any optional features:


    1 YEAR            3 YEARS           5 YEARS          10 YEARS
---------------------------------------------------------------------
---------------------------------------------------------------------
     $932             $1,215            $1,525            $2,626
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(2) If you annuitize your contract at the end of the applicable time period:


    1 YEAR            3 YEARS           5 YEARS          10 YEARS
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---------------------------------------------------------------------
     $232              $715             $1,225            $2,626

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(3) If you do not surrender your contract and you do not elect any optional features:


    1 YEAR            3 YEARS           5 YEARS          10 YEARS
---------------------------------------------------------------------
---------------------------------------------------------------------
     $232              $715             $1,225            $2,626
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EXPLANATION OF FEE TABLE AND EXAMPLES

1. The purpose of the Fee Table and Expense Examples is to show you the various fees and expenses you would incur directly and indirectly by investing in this variable annuity contract. The Fee Table and Expense Examples represent both fees of the separate account as well as the maximum and minimum total annual Underlying Fund operating expenses. We converted the contract maintenance fee to a percentage (0.05%). The actual impact of the contract maintenance fee may differ from this percentage and may be waived for contract values over $50,000. Additional information on the Underlying Fund fees can be found in the Trust prospectuses.

2. In addition to the stated assumptions, the Expense Examples also assume that no transfer fees were imposed.


3. If you elected other optional features, your expenses would be lower than those shown in the Maximum Expense Examples. The optional living benefit fees are not calculated as a percentage of your daily net asset value allocated to the Variable Portfolios. The Maximum Expense Examples assume that the Benefit Base, which is used to calculate the fee of optional living benefits, equals contract value and that no withdrawals are taken during the stated period.



4. You do not pay fees for optional features once you begin the Income Phase (annuitize your contract); therefore, your expenses will be lower than those shown here. PLEASE SEE INCOME OPTIONS BELOW.




   THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE
                                   EXPENSES.
           ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN.

CONDENSED FINANCIAL INFORMATION APPEARS IN THE CONDENSED FINANCIAL INFORMATION APPENDIX OF THIS PROSPECTUS.

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                                 THE POLARIS II
                                VARIABLE ANNUITY
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When you purchase a variable annuity, a contract exists between you and an insurance company. You are the owner of the contract. The contract provides several main benefits:


     - Optional Living Benefit: If you elect an optional living benefit, the insurance company guarantees to protect a portion of your investment in the event your contract value declines due to unfavorable investment performance and may provide a guaranteed income stream or other benefits.


     - Death Benefit: If you die during the Accumulation Phase, the insurance company pays a death benefit to your Beneficiary.

     - Guaranteed Income: Once you begin the Income Phase, you receive a stream of annuity income payments for your lifetime, or another available period you select.

     - Tax Deferral: This means that you do not pay taxes on your earnings from the contract until you withdraw them.

Tax-qualified retirement plans (e.g., IRAs, 401(k) or 403(b) plans) defer payment of taxes on earnings until withdrawal. If you are considering funding a tax-qualified retirement plan with an annuity, you should know that an annuity does not provide any additional tax deferral treatment of earnings beyond the treatment provided by the tax-qualified retirement plan itself. However, annuities do provide other features and benefits, which may be valuable to you. You should fully discuss this decision with your financial representative.

This variable annuity was developed to help you contribute to your retirement savings. This variable annuity works in two stages: the Accumulation Phase and the Income Phase. Your contract is in the Accumulation Phase during the period when you make Purchase Payments into the contract. The Income Phase begins after the specified waiting period when you start taking annuity income payments.

The contract is called a "variable" annuity because it allows you to invest in Variable Portfolios which, like mutual funds, have different investment objectives and performance. You can gain or lose money if you invest in these Variable Portfolios. The amount of money you accumulate in your contract depends on the performance of the Variable Portfolios in which you invest.

Fixed Accounts, if available, earn interest at a rate set and guaranteed by the Company. If you allocate money to a Fixed Account, the amount of money that accumulates in the contract depends on the total interest credited to the particular Fixed Account in which you invest.

For more information on investment options available under this contract, SEE INVESTMENT OPTIONS BELOW.


This annuity is designed to assist in contributing to retirement savings of investors whose personal circumstances allow for a long-term investment horizon. As a function of the Internal Revenue Code ("IRC"), you may be assessed a 10% federal tax penalty on any withdrawal made prior to your reaching age 59 1/2. SEE TAXES BELOW. Additionally, you will be charged a withdrawal charge on each Purchase Payment withdrawn prior to the end of the applicable withdrawal charge period. SEE EXPENSES BELOW. Because of these potential penalties, you should fully discuss all of the benefits and risks of this contract with your financial representative prior to purchase.


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                            PURCHASING A POLARIS II
                                VARIABLE ANNUITY
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An initial Purchase Payment is the money you give us to buy a contract. Any additional money you give us to invest in the contract after purchase is a subsequent Purchase Payment.

The following chart shows the minimum initial and subsequent Purchase Payments permitted under your contract. These amounts depend upon whether a contract is Qualified or Non-qualified for tax purposes. FOR FURTHER EXPLANATION, SEE TAXES BELOW.

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                                                                         MINIMUM
                                      MINIMUM INITIAL                   SUBSEQUENT
                                      PURCHASE PAYMENT               PURCHASE PAYMENT
--------------------------------------------------------------------------------------------
          Qualified                        $2,000                          $250
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        Non-Qualified                      $5,000                          $500
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Once you have contributed at least the minimum initial Purchase Payment, you can establish an automatic payment plan that allows you to make subsequent Purchase Payments of as little as $100.


We reserve the right to refuse any Purchase Payment. Furthermore, we reserve the right to require Company approval prior to accepting Purchase Payments greater than $1,500,000. For contracts owned by a non-natural owner, we reserve the right to require prior Company approval to accept Purchase Payments greater than $250,000. Purchase Payments that would cause total Purchase Payments in all contracts issued by the Company or its affiliate, AIG SunAmerica Life Assurance Company, to the same owner and/or Annuitant to exceed these limits may also be subject to Company pre-approval. For any contracts that meet or exceed these dollar amount limitations, we further reserve the right to limit the death benefit amount payable in excess of contract value at the time we receive all required paperwork and satisfactory proof of death. In addition, for any contracts that meet or exceed these dollar amount limitations, we further reserve the right to impose certain limitations on available living benefits under the contract. The terms creating any limit on the maximum death or living benefit payable would be mutually agreed upon in writing by you and the Company prior to purchasing the contract.

MAXIMUM ISSUE AGE

We will not issue a contract to anyone age 86 or older on the contract issue date. We will not accept subsequent Purchase Payments from contract owners age 86 or older. In general, we will not issue a Qualified contract to anyone who is age 70 1/2 or older, unless it is shown that the minimum distribution required by the IRS is being made. If we learn of a misstatement of age, we reserve the right to fully pursue our remedies including termination of the contract and/or revocation of any age-driven benefits.

JOINT OWNERSHIP AND ASSIGNMENT OF THE CONTRACT


We allow this contract to be jointly owned. We require that the joint owners be spouses. The age of the older spouse is used to determine the availability of most age driven benefits. The addition of a joint owner after the contract has been issued is contingent upon prior review and approval by the Company.



You may assign this contract before beginning the Income Phase by sending a written request to us at the Annuity Service Center for an assignment. Your rights and those of any other person with rights under this contract will be subject to the assignment. We reserve the right not to recognize assignments if it changes the risk profile of the owner of the contract, as determined in our sole discretion. Please see the Statement of Additional Information for details on the tax consequences of an assignment.


ALLOCATION OF PURCHASE PAYMENTS


In order to issue your contract, we must receive your initial Purchase Payment and all required paperwork in Good Order, including Purchase Payment allocation instructions at our Annuity Service Center. We will accept initial and subsequent Purchase Payments by electronic transmission from certain broker-dealer firms. In connection with arrangements we have to transact business electronically, we may have agreements in place whereby your broker-dealer may be deemed our agent for receipt of your Purchase Payments. Thus, if we have an agreement with a broker-dealer deeming them our agent, Purchase Payments received by the broker-dealer will be priced as of the time they are received by the broker-dealer. However, if we do not have an agreement with a broker-dealer deeming them our agent, Purchase Payments received by the broker-dealer will not be priced until they are received by us.



An initial Purchase Payment will be priced within two business days after it is received by us in Good Order if the Purchase Payment is received before Market Close. If the initial Purchase Payment is received in Good Order after Market Close, the initial Purchase Payment will be priced within two business days after the next business day. We allocate your initial Purchase Payments as of the date such Purchase Payments are priced. If we do not have complete information necessary to issue your contract, we will contact you. If we do not have the information necessary to issue your contract within 5 business days, we will send your money back to you, or obtain your permission to keep your money until we get the information necessary to issue the contract.



Any subsequent Purchase Payment will be priced as of the day it is received by us in Good Order if the request is received before Market Close. If the subsequent Purchase Payment is received after Market Close, it will be priced as of the next business day. We invest your subsequent Purchase Payments in the Variable Portfolios and Fixed Accounts according to any allocation instructions that accompany the subsequent Purchase Payment. If we receive a Purchase Payment without allocation instructions, we will invest the money according to your allocation instructions on file.



Purchase Payments submitted by check can only be accepted by the Company at the following Payment Centers with the following address:


First SunAmerica Life Insurance Company
P.O. Box 100357
Pasadena, CA 91189-0357


Purchase Payments sent to the Annuity Service Center will be forwarded and priced when received at the Payment Center.


Overnight deliveries of Purchase Payments can only be accepted at the following address:

JP Morgan Chase National Processing Center
Lock Box 100357
Building #6, Suite 120
2710 Media Center Drive
Los Angeles, CA 90065-0357


Delivery of Purchase Payments to any other address will result in a delay in crediting your contract until the Purchase Payment is received at the Payment Center.


ACCUMULATION UNITS

When you allocate a Purchase Payment to the Variable Portfolios, we credit your contract with Accumulation Units of the Separate Account. We base the number of Accumulation Units you receive on the unit value of the Variable Portfolio as of the day we receive your money if we receive it before that day's Market Close, or on the next business day's unit value if we receive your money after that day's Market Close. The value of an Accumulation Unit goes up and down based on the performance of the Variable Portfolios.

We calculate the value of an Accumulation Unit each day that the NYSE is open as follows:

     1. We determine the total value of money invested in a particular Variable Portfolio;

     2. We subtract from that amount all applicable daily asset based charges;
        and

     3. We divide this amount by the number of outstanding Accumulation Units.

We determine the number of Accumulation Units credited to your contract by dividing the Purchase Payment by the Accumulation Unit value for the specific Variable Portfolio.

     EXAMPLE:

     We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to Variable Portfolio A. We determine that the value of an Accumulation Unit for Variable Portfolio A is $11.10 at Market Close on Wednesday. We then divide $25,000 by $11.10 and credit your contract on Wednesday night with 2,252.2523 Accumulation Units for Variable Portfolio A.

     Performance of the Variable Portfolios and the insurance charges under your contract affect Accumulation Unit values. These factors cause the value of your contract to go up and down.

RIGHT TO EXAMINE

You may cancel your contract within ten days after receiving it. To cancel, you must mail the contract along with your free look request to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299.

If you decide to cancel your contract during the free look period, we will refund to you the greater of (1) Purchase Payments or (2) value of your contract on the day we receive your request.

We reserve the right to invest your money in the Cash Management Variable Portfolio during the free look period and will allocate your money according to your instructions at the end of the applicable free look period. Currently, we do not put your money in the Cash Management Variable Portfolio during the free look period unless you allocate your money to it.

EXCHANGE OFFERS

From time to time, we allow you to exchange an older variable annuity issued by the Company or one of its affiliates, for a newer product with different features and benefits issued by the Company or one of its affiliates. Such an exchange offer will be made in accordance with applicable federal securities laws and state insurance rules and regulations. We will provide the specific terms and conditions of any such exchange offer at the time the offer is made.

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                               INVESTMENT OPTIONS
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VARIABLE PORTFOLIOS

The Variable Portfolios invest in the Underlying Funds of the Trusts. Additional Variable Portfolios may be available in the future. The Variable Portfolios are only available through the purchase of certain insurance contracts.

The Trusts serve as the underlying investment vehicles for other variable annuity contracts issued by the Company and other affiliated and unaffiliated insurance companies. Neither the Company nor the Trusts believe that offering shares of the Trusts in this manner disadvantages you. The Trusts are monitored for potential conflicts. The Trusts may have other Underlying Funds, in addition to those listed here, that are not available for investment under this contract.

The Variable Portfolios offered through this contract are selected by us and we may consider various factors in the selection process, including but not limited to: asset class coverage, the strength of the investment adviser's or subadviser's reputation and tenure, brand recognition, performance and the capability and qualification of each investment firm. Another factor we may consider is whether the Underlying Fund or its service providers (i.e., the investment adviser and/or subadviser(s)) or their affiliates will make payments to us or our affiliates in connection with certain administrative, marketing and support services, or whether the Underlying Fund's service providers have affiliates that can provide marketing and distribution support for sales of the contract. PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.

We review the Variable Portfolios periodically and may make changes if we determine that a Variable Portfolio no longer satisfies one or more of the selection criteria and/or if the Variable Portfolio has not attracted significant allocations from contract owners. We have included the Anchor Series Trust and SunAmerica Series Trust at least in part because they are managed by AIG SunAmerica Asset Management Corp., our affiliate.

You are responsible for allocating Purchase Payments to the Variable Portfolios as is appropriate for your own individual circumstances, investment goals, financial situation and risk tolerance. You should periodically review your allocations and values to ensure they continue to suit your needs. You bear the risk of any decline in contract value resulting from the performance of the Variable Portfolios you have selected. In making your investment selections, you should investigate all information available to you including the Underlying Fund's prospectus, statement of additional information and annual and semi-annual reports.

We do not provide investment advice, nor do we recommend or endorse any particular Variable Portfolio. The Variable Portfolios along with their respective advisers are listed below.

     ANCHOR SERIES TRUST - CLASS 3

     AIG SunAmerica Asset Management Corp. ("AIG SAAMCo"), an indirect wholly-owned subsidiary of AIG, is the investment adviser and Wellington Management Company, LLP is the subadviser to Anchor Series Trust ("AST").


     AIG SunAmerica Asset Management Corp. ("AIG SAAMCo"), an indirect wholly-owned subsidiary of AIG, is the investment adviser and various managers are the subadviser to Anchor Series Trust ("AST").

     FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST - CLASS 2


     Franklin Advisers, Inc. is the investment adviser to Franklin Income Securities Fund. Franklin Templeton VIP Founding Funds Allocation Funds ("VIP Founding Funds") is structured as a fund-of-funds and is administered by Franklin Templeton Services, LLC; each underlying fund of the VIP Founding Funds has its own investment advisor. Please see the VIP Founding Funds prospectus for details.


     LORD ABBETT SERIES FUND, INC. - CLASS VC

     Lord, Abbett & Co. LLC is the investment adviser to Lord Abbett Series Fund, Inc. ("LASF").

     MTB GROUP OF FUNDS

     MTB Investment Advisors, Inc. is the investment adviser to the MTB Group of Funds ("MTB"). With respect to the MTB Large Cap Value II Portfolio, MTB Investment Advisors, Inc. is the investment adviser and NWQ Investment Management Company LLC is the subadviser.

     PRINCIPAL VARIABLE CONTRACTS FUND, INC.

     Principal Management Corporation is the investment adviser and Edge Asset Management, Inc. is the subadviser to the Principal Variable Contracts Fund, Inc. ("PVCF").

     SUNAMERICA SERIES TRUST - CLASS 3

     AIG SAAMCo is the investment adviser and various managers are the subadvisers to SunAmerica Series Trust ("SAST"). SAST offers master-feeder funds. Capital Research and Management Company is the investment adviser of the Master Fund in which the Feeder Funds invest. AIG SAAMCo is the investment adviser to the Feeder Funds. Please see Important Information About the Master-Feeder Structure below.

     VAN KAMPEN LIFE INVESTMENT TRUST - CLASS II

     Van Kampen Asset Management is the investment adviser to Van Kampen Life Investment Trust ("VKT").

IMPORTANT INFORMATION ABOUT THE MASTER-FEEDER STRUCTURE

Unlike other Underlying Funds, the Feeder Funds do not buy individual securities directly. Rather, each Feeder Fund invests all of its investment assets in a corresponding Master Fund of American Funds Insurance Series ("AFIS"), which invests directly in individual securities. Each Master Fund is advised by Capital Research and Management Company; each Feeder Fund is advised by AIG SAAMCo. Because each Feeder Funds invests all its assets in a Master Fund, the Feeder Funds do not pay investment management fees to their investment adviser, AIG SAAMCo.


Under the Master-Feeder structure, you pay the fees and expenses of both the Feeder Fund and the Master Fund, which include a 12b-1 fee of 0.25% of the average daily net asset value allocated to the Feeder Funds. As a result, you will pay higher fees and expenses under a Master-Feeder structure than if you invested in an Underlying Fund that invests directly in the same individual securities as the Master Fund. You should know that we offer other variable annuity contracts which include Variable Portfolios that invest directly in the Master Funds without investing through a Feeder Fund and they currently assess lower fees and expenses than the Master-Feeder Funds.


Each Feeder Fund may withdraw all its assets from a Master Fund if the Board of Directors ("Board") of the Feeder Fund determines that it is in the best interest of the Feeder Fund and its shareholders to do so. If a Feeder Fund withdraws its assets from a Master Fund and the Board of the Feeder Fund approved AIG SAAMCo as investment adviser to the Feeder Fund, AIG SAAMCo would be fully compensated for its portfolio management services. See the Trust's prospectus and the SAI for more discussion of the Master-Feeder structure.

              (SEE NEXT PAGE FOR FULL LIST OF INVESTMENT OPTIONS)

                 VARIABLE PORTFOLIOS                                    MANAGED BY:                  TRUST  ASSET CLASS
                 -------------------                                    -----------                  -----  -----------
Aggressive Growth                                       AIG SunAmerica Asset Management Corp.        SAST   STOCK
Alliance Growth                                         AllianceBernstein, L.P.                      SAST   STOCK
American Funds Asset Allocation SAST                    Capital Research and Management Company(3)   SAST   BALANCED
American Funds Global Growth SAST                       Capital Research and Management Company(3)   SAST   STOCK
American Funds Growth-Income SAST                       Capital Research and Management Company(3)   SAST   STOCK
American Funds Growth SAST                              Capital Research and Management Company(3)   SAST   STOCK
Asset Allocation                                        Edge Asset Management, Inc.                  AST    BALANCED
Balanced                                                Edge Asset Management, Inc.                  PVCF   BALANCED
Balanced                                                J.P. Morgan Investment Inc.                  SAST   BALANCED
Blue Chip Growth                                        AIG SunAmerica Asset Management Corp.        SAST   STOCK
Capital Appreciation                                    Wellington Management Company, LLP           AST    STOCK
Capital Growth                                          OppenheimerFund, Inc.                        SAST   STOCK
Cash Management                                         Columbia Management Advisors, LLC            SAST   CASH
Conservative Balanced                                   Edge Asset Management, Inc.                  PVCF   BALANCED
Conservative Growth                                     Edge Asset Management, Inc.                  PVCF   BALANCED
Corporate Bond                                          Federated Investment Management Company      SAST   BOND
Davis Venture Value                                     Davis Selected Advisers LLC                  SAST   STOCK
"Dogs" of Wall Street(1)                                AIG SunAmerica Asset Management Corp.        SAST   STOCK
Emerging Markets                                        Putnam Investment Management, Inc.           SAST   STOCK
Equity Income Account I                                 Edge Asset Management, Inc.                  PVCF   STOCK
Equity Opportunities                                    OppenheimerFund, Inc.                        SAST   STOCK
Flexible Income                                         Edge Asset Management, Inc.                  PVCF   BALANCED
Foreign Value                                           Templeton Investment Counsel, LLC            SAST   STOCK
Franklin Income Securities Fund                         Franklin Advisers, Inc.                      FTVIPT BALANCED
Franklin Templeton VIP Founding Funds Allocation Fund   Franklin Templeton Services, LLC(4)          FTVIPT BALANCED
Fundamental Growth                                      Wells Capital Management, Inc.               SAST   STOCK
Global Bond                                             Goldman Sachs Asset Management Int'l.        SAST   BOND
Global Equities                                         J.P. Morgan Investment Management Inc.       SAST   STOCK
Government & Quality Bond                               Wellington Management Company LLP            AST    BOND
Growth                                                  Wellington Management Company, LLP           AST    STOCK
Growth-Income                                           AllianceBernstein, L.P.                      SAST   STOCK
Growth Opportunities                                    Morgan Stanley Investment Management,        SAST   STOCK
                                                        Inc.(2)
High-Yield Bond                                         AIG SunAmerica Asset Management Corp.        SAST   BOND
International Diversified Equities                      Morgan Stanley Investment Management,        SAST   STOCK
                                                        Inc.(2)
International Growth & Income                           Putnam Investment Management, Inc.           SAST   STOCK
Lord Abbett Growth and Income                           Lord, Abbett & Co. LLC                       LASF   STOCK
Marsico Focused Growth                                  Marsico Capital Management, LLC              SAST   STOCK
MFS Massachusetts Investors Trust(1)                    Massachusetts Financial Services Company     SAST   STOCK
MFS Total Return                                        Massachusetts Financial Services Company     SAST   BALANCED
Mid-Cap Growth                                          J.P. Morgan Investment Management, Inc.      SAST   STOCK
MTB Large Cap Growth Fund II                            MTB Investment Advisors, Inc.                MTB    STOCK
MTB Large Cap Value Fund II                             NWQ Investment Management Company LLC        MTB    STOCK
MTB Managed Allocation Fund - Aggressive Growth II      MTB Investment Advisors, Inc.                MTB    BALANCED
MTB Managed Allocation Fund - Conservative Growth II    MTB Investment Advisors, Inc.                MTB    BALANCED
MTB Managed Allocation Fund - Moderate Growth II        MTB Investment Advisors, Inc.                MTB    BALANCED
Natural Resources                                       Wellington Management Company, LLP           AST    STOCK
Real Estate                                             Davis Selected Advisers LLC                  SAST   STOCK
Small & Mid Cap Value                                   AllianceBernstein, L.P.                      SAST   STOCK
Small Company Value                                     Franklin Advisory Services, LLC              SAST   STOCK
Strategic Growth                                        Edge Asset Management, Inc.                  PVCF   BALANCED
Technology                                              Columbia Management Advisors, LLC            SAST   STOCK
Telecom Utility                                         Massachusetts Financial Services Company     SAST   STOCK
Van Kampen LIT Comstock, Class II Shares(1)             Van Kampen Asset Management                  VKT    STOCK
Van Kampen LIT Growth and Income, Class II Shares       Van Kampen Asset Management                  VKT    STOCK
Van Kampen LIT Strategic Growth, Class II Shares        Van Kampen Asset Management                  VKT    STOCK
Worldwide High Income                                   Morgan Stanley Investment Management         SAST   BOND
                                                        Inc.(2)



(1) "Dogs" of Wall Street is an equity fund seeking total return including capital appreciation and current income. MFS Massachusetts Investors Trust is an equity fund seeking reasonable current income and long-term growth of capital and income. Van Kampen LIT Comstock, Class II Shares is an equity fund, seeking capital growth and income.


(2) Morgan Stanley Investment Management, Inc. does business in certain instances using the name "Van Kampen."

(3) Capital Research and Management Company manages the corresponding Master Fund (defined above) in which Underlying Fund invests.


(4) Franklin Templeton Services, LLC is the administrator of this fund of funds.


 YOU SHOULD READ THE ACCOMPANYING PROSPECTUSES FOR THE TRUSTS CAREFULLY. THESE
    PROSPECTUSES CONTAIN DETAILED INFORMATION ABOUT THE VARIABLE PORTFOLIOS, INCLUDING EACH VARIABLE PORTFOLIO'S INVESTMENT OBJECTIVE AND RISK FACTORS.

SUBSTITUTION, ADDITION OR DELETION OF VARIABLE PORTFOLIOS

We may, subject to any applicable law, make certain changes to the Variable Portfolios offered in your contract. We may offer new Variable Portfolios or stop offering existing Variable Portfolios. New Variable Portfolios may be made available to existing contract owners and Variable Portfolios may be closed to new or subsequent Purchase Payments, transfers or allocations. In addition, we may also liquidate the shares of any Variable Portfolio, substitute the shares of one Underlying Fund held by a Variable Portfolio for another and/or merge Variable Portfolios or cooperate in a merger of Underlying Funds. To the extent required by the Investment Company Act of 1940, we may be required to obtain SEC approval or your approval.

FIXED ACCOUNTS

Your contract may offer Fixed Accounts for varying guarantee periods. A Fixed Account may be available for differing lengths of time (such as 1, 3, or 5 years). Each guarantee period may have different guaranteed interest rates.

We guarantee that the interest rate credited to amounts allocated to any Fixed Account guarantee periods will never be less than the minimum guaranteed interest rate specified in your contract. Once the rate is established, it will not change for the duration of the guarantee period. We determine which, if any, guarantee periods will be offered at any time in our sole discretion, unless state law requires us to do otherwise. Please check with your financial representative regarding the availability of Fixed Accounts.

There are three categories of interest rates for money allocated to the Fixed Accounts. The applicable rate is guaranteed until the corresponding guarantee period expires. With each category of interest rate, your money may be credited a different rate as follows:

     - Initial Rate: The rate credited to any portion of the initial Purchase Payment allocated to a Fixed Account.

     - Current Rate: The rate credited to any portion of a subsequent Purchase Payment allocated to a Fixed Account.

     - Renewal Rate: The rate credited to money transferred from a Fixed Account or a Variable Portfolio into a Fixed Account and to money remaining in a Fixed Account after expiration of a guarantee period.

When a guarantee period ends, you may leave your money in the same Fixed Account or you may reallocate your money to another Fixed Account or to the Variable Portfolios. If you do not want to leave your money in the same Fixed Account, you must contact us within 30 days after the end of the guarantee period and provide us with new allocation instructions. WE DO NOT CONTACT YOU. IF YOU DO NOT CONTACT US, YOUR MONEY WILL REMAIN IN THE SAME FIXED ACCOUNT WHERE IT WILL EARN INTEREST AT THE RENEWAL RATE THEN IN EFFECT FOR THAT FIXED ACCOUNT.


We reserve the right to defer payments for a withdrawal from a Fixed Account for up to six months. PLEASE SEE ACCESS TO YOUR MONEY BELOW.


If available, you may systematically transfer interest earned in available Fixed Accounts into any of the Variable Portfolios on certain periodic schedules offered by us. Systematic transfers may be started, changed or terminated at any time by contacting our Annuity Service Center. Check with your financial representative about the current availability of this service.

At any time we are crediting the minimum guaranteed interest rate specified in your contract, we reserve the right to restrict your ability to invest into the Fixed Accounts. All Fixed Accounts may not be available in your state. Please check with your financial representative regarding the availability of Fixed Accounts.

DOLLAR COST AVERAGING FIXED ACCOUNTS

You may invest initial and/or subsequent Purchase Payments in the dollar cost averaging ("DCA") Fixed Accounts, if available. The minimum Purchase Payment that you must invest for the 6-month DCA Fixed Account is $600 and for the 12-month DCA Fixed Account is $1,200. Purchase Payments less than these minimum amounts will automatically be allocated to the Variable Portfolios according to your instructions or your current allocation instruction on file.

DCA Fixed Accounts credit a fixed rate of interest and can only be elected to facilitate a DCA program. SEE DOLLAR COST AVERAGING PROGRAM BELOW for more information. Interest is credited to amounts allocated to the DCA Fixed Accounts while your money is transferred to the Variable Portfolios over certain specified time frames. The interest rates applicable to the DCA Fixed Accounts may differ from those applicable to any other Fixed Account but will never be less than the minimum guaranteed interest rate specified in your contract. However, when using a DCA Fixed Account, the annual interest rate is paid on a declining balance as you systematically transfer your money to the Variable Portfolios. Therefore, the actual effective yield will be less than the stated annual crediting rate. We reserve the right to change the availability of DCA Fixed Accounts offered, unless state law requires us to do otherwise.

DOLLAR COST AVERAGING PROGRAM

The DCA program allows you to invest gradually in the Variable Portfolios at no additional cost. Under the program, you systematically transfer a specified dollar amount or percentage of contract value from a Variable Portfolio, Fixed Account or DCA Fixed Account ("source account") to any other Variable Portfolio ("target account"). Transfers occur on a monthly periodic schedule. The minimum transfer amount under the DCA program is $100 per transaction, regardless of the source account. Fixed Accounts are not available as target accounts for the DCA program. Transfers resulting from your participation in the DCA program are not counted towards the number of free transfers per contract year.


We may also offer DCA Fixed Accounts as source accounts exclusively to facilitate the DCA program for a specified time period. The DCA Fixed Accounts only accept initial or subsequent Purchase Payments. You may not make a transfer from a Variable Portfolio or Fixed Account into a DCA Fixed Account.



If you choose to allocate subsequent Purchase Payments to an active DCA program with a Fixed Account serving as the source account, the rate applicable to that Fixed Account at the time we receive the subsequent Purchase Payment will apply to that subsequent Purchase Payment. Further, we will begin moving that subsequent Purchase Payment into your target allocations on the same day of the month as the initial active DCA program. Therefore, you may not receive a full 30 days of interest prior to the first transfer to the target account(s).



You may terminate the DCA program at any time. If you terminate the DCA program and money remains in the DCA Fixed Account(s), we transfer the remaining money according to your current allocation instructions on file.


The DCA program is designed to lessen the impact of market fluctuations on your investment. However, the DCA program can neither guarantee a profit nor protect your investment against a loss. When you elect the DCA program, you are continuously investing in securities fluctuating at different price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

EXAMPLE OF DCA PROGRAM:

Assume that you want to move $750 each month from one Variable Portfolio to another Variable Portfolio over six months. You set up a DCA program and purchase Accumulation Units at the following values:

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            MONTH             ACCUMULATION UNIT          UNITS PURCHASED
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              1                     $ 7.50                     100
              2                     $ 5.00                     150
              3                     $10.00                      75
              4                     $ 7.50                     100
              5                     $ 5.00                     150
              6                     $ 7.50                     100
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     You paid an average price of only $6.67 per Accumulation Unit over six months, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high. This example is for illustrative purposes only.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE DCA PROGRAM AT ANY
TIME.

POLARIS PORTFOLIO ALLOCATOR PROGRAM

PROGRAM DESCRIPTION

The Polaris Portfolio Allocator program may be offered to you at no additional cost to assist in diversifying your investment across various asset classes. The Polaris Portfolio Allocator program allows you to choose from one of the several Polaris Allocator models designed to assist in meeting your stated investment goals. Each Portfolio Allocator model is comprised of a carefully selected combination of Variable Portfolios representing various asset classes. The Portfolio Allocator models allocate amongst the various asset classes to attempt to match a stated investment time horizon and risk tolerance. Please contact your financial representative about investment in the Polaris Portfolio Allocator program.

ENROLLING IN THE POLARIS PORTFOLIO ALLOCATOR PROGRAM

You may enroll in the Polaris Portfolio Allocator program by selecting the Portfolio Allocator model on the contract application form. You and your financial representative should determine the model most appropriate for you based on your financial needs, risk tolerance and investment time horizon. You may request to discontinue the use of a model by providing a written reallocation request, calling our Annuity Service Center or logging onto our website.

You may also choose to invest gradually into a Portfolio Allocator model through the DCA program. SEE THE DOLLAR COST AVERAGING PROGRAM ABOVE. You may only invest in one model at a time. You may also invest in Variable Portfolios outside your selected Portfolio Allocator model. However, an investment or transfer into or out of one of the Variable Portfolios that are included in your Portfolio Allocator model outside the specifications in the Portfolio Allocator model will effectively terminate your participation in the model.

WITHDRAWALS

You may request withdrawals, as permitted by your contract, which will be taken proportionately from each of the allocations in the selected Portfolio Allocator model unless otherwise indicated in your withdrawal instructions. If you choose to make a non-proportional withdrawal from the Variable Portfolios in the Portfolio Allocator model, your investment may no longer be consistent with the Portfolio Allocator model's intended objectives. Withdrawals may be subject to a withdrawal charge. Withdrawals may also be taxable and a 10% IRS penalty may apply if you are under age 59 1/2.

REBALANCING THE MODELS

You can elect to have your investment in the Portfolio Allocator models rebalanced quarterly, semi-annually, or annually to maintain the target asset allocation among the Variable Portfolios of the model you selected. Only those Variable Portfolios within the Portfolio Allocator model you selected will be rebalanced. Investments in other Variable Portfolios not included in the model cannot be rebalanced if you wish to maintain your current model allocations.

The models are not intended as ongoing advice about investing in the Variable Portfolios, and we do not provide investment advice regarding whether a model should be revised or whether it remains appropriate to invest in accordance with any particular model. Therefore, over time, the asset allocation model you select may no longer align with its original investment objective due to the effects of Variable Portfolio performance, changes in the Variable Portfolios, and the ever-changing investment markets. In addition, your investment needs may change. You should speak with your financial representative about how to keep your Variable Portfolio allocations in line with your investment goals.

IMPORTANT INFORMATION ABOUT THE POLARIS PORTFOLIO ALLOCATOR PROGRAM

The Polaris Portfolio Allocator program does not guarantee greater or more consistent returns. Future market and asset class performance may differ from the historical performance upon which the Portfolio Allocator models may have been built. Also, allocation to a single asset class may outperform a model, so that you could have better investment returns investing in a single asset class than in a Portfolio Allocator model. However, such a strategy may involve a greater degree of risk because of the concentration of similar securities in a single asset class. Further, there can be no assurance that any Variable Portfolio chosen for a particular model will perform well or that its performance will closely reflect that of the asset class it is designed to represent.

The Portfolio Allocator models represent suggested allocations that are provided to you as general guidance. You should work with your financial representative in determining if one of the models meets your financial needs, investment time horizon, and is consistent with your risk tolerance level. Information concerning the specific Portfolio Allocator models can be obtained from your financial representative.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE POLARIS PORTFOLIO ALLOCATOR PROGRAM AT ANY TIME.


POLARIS PORTFOLIO ALLOCATOR MODELS



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VARIABLE PORTFOLIOS   MODEL 1    MODEL 2    MODEL 3    MODEL 4
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 American Funds
   Growth-Income
   SAST                   3%         3%         4%         5%
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 Capital Growth           4%         5%         5%         9%
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 Cash Management          3%         0%         0%         0%
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 Corporate Bond          19%        14%         9%         0%
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 Emerging Markets         3%         3%         3%         5%
---------------------------------------------------------------
 Equity
   Opportunities          0%         0%         0%         3%
---------------------------------------------------------------
 Fundamental Growth       5%         9%         9%         9%
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 Government and
   Quality Bond          27%        18%        11%         3%
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 Growth                   4%         5%         5%         0%
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 Growth-Income            0%         0%         0%         4%
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 International
   Diversified
   Equities               0%         4%         7%         8%
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 International
   Growth & Income        9%        10%        11%        14%
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 Lord Abbett Growth
   and Income             6%         8%         9%         9%
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 MFS Massachusetts
   Investors Trust        2%         0%         0%         0%
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 Mid-Cap Growth           0%         0%         2%         3%
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 Real Estate              3%         4%         4%         5%
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 Small & Mid Cap
   Value                  5%         6%         8%         6%
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 Small Company Value      0%         3%         4%         6%
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 Van Kampen LIT
   Growth and
   Income, Class II
   Shares                 7%         8%         9%        11%
---------------------------------------------------------------
TOTAL                   100%       100%       100%       100%
---------------------------------------------------------------



The Polaris Portfolio Allocator models and their respective investment allocations amongst the Variable Portfolios listed above are current as of the date of this prospectus. The investments in each Polaris Portfolio Allocator model are reallocated annually on or about May 1. However, once you invest in a Polaris Portfolio Allocator model, your investments are considered "static" because the Variable Portfolios and the percentages of contract value allocated to each Variable Portfolio within a model will not be changed by us.


TRANSFERS DURING THE ACCUMULATION PHASE


Subject to our rules, restrictions and policies, during the Accumulation Phase you may transfer funds between the Variable Portfolios and/or any Fixed Accounts by telephone (800) 99NY-SUN or through the Company's website (www.aigsunamerica.com), in writing by mail or facsimile. All transfer instructions submitted via facsimile must be sent to (818) 615-1543; otherwise they will not be considered received by us. We may accept transfers by telephone or the Internet if you complete and send the Telephone Transfer Agreement form to our Annuity Service Center. When receiving instructions over the telephone or the Internet, we have procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone or the

Internet. If we fail to follow our procedures, we may be liable for any losses due to unauthorized or fraudulent instructions.


Any transfer request will be priced as of the day it is received by us in Good Order if the request is received before Market Close. If the transfer request is received after Market Close, the request will be priced as of the next business day.


Funds already in your contract cannot be transferred into the DCA Fixed Accounts. You must transfer at least $100 per transfer. If less than $100 remains in any Variable Portfolio after a transfer, that amount must be transferred as well.


SHORT-TERM TRADING POLICIES


We do not want to issue this variable annuity contract to contract owners engaged in trading strategies that seek to benefit from short-term price fluctuations or price inefficiencies in the Variable Portfolios of this product ("Short-Term Trading") and we discourage Short-Term Trading as more fully described below. However, we cannot always anticipate if a potential contract owner intends to engage in Short-Term Trading. Short-Term Trading may create risks that may result in adverse effects on investment return of the Underlying Fund in which a Variable Portfolio invests. Such risks may include, but are not limited to: (1) interference with the management and planned investment strategies of an Underlying Fund; (2) dilution of the interests in the Underlying Fund due to practices such as "arbitrage"; and/or (3) increased brokerage and administrative costs due to forced and unplanned fund turnover. These circumstances may reduce the value of the Variable Portfolio. In addition to negatively impacting the Owner, a reduction in contract value may also be harmful to Annuitants and/or Beneficiaries.

We have adopted the following administrative procedures to discourage Short-Term Trading.

We charge for transfers in excess of 15 in any contract year. Currently, the fee is $25 for each transfer exceeding this limit. Transfers resulting from your participation in the DCA or Automatic Asset Rebalancing programs are not counted towards the number of free transfers per contract year.

In addition to charging a fee when you exceed 15 transfers as described in the preceding paragraph, all transfer requests in excess of 15 transfers within a rolling twelve-month look-back period must be submitted by United States Postal Service first-class mail ("U.S. Mail"). Once a contract triggers this "Standard U.S. Mail Policy," all transfer requests must be submitted by U.S. Mail for 12 months from the date of the triggering transfer. For example, if you made a transfer on August 16, 2007 and within the previous twelve months (from August 17, 2006 forward) you made 15 transfers including the August 16th transfer, then all transfers made for twelve months after August 16, 2007 must be submitted by U.S. Mail (from August 17, 2007 through August 16, 2008). U.S. Mail includes any U.S. Postal Service delivery method that offers delivery no sooner than U.S. Postal Service first-class mail, as determined in the Company's sole discretion. We will not accept transfer requests sent by any other medium except U.S. Mail during this 12-month period. Transfer requests required to be submitted by U.S. Mail can only be cancelled by a written request sent by U.S. Mail with the appropriate paperwork received prior to the execution of the transfer. All transfers made on the same day prior to Market Close are considered one transfer request. Transfers resulting from your participation in the DCA or Asset Rebalancing programs are not included for the purposes of determining the number of transfers before applying the Standard U.S. Mail Policy. We apply the Standard U.S. Mail Policy uniformly and consistently to all contract owners except for omnibus group contracts as described below.

We believe that the Standard U.S. Mail Policy is a sufficient deterrent to Short-Term Trading. However, we may become aware of transfer patterns among the Variable Portfolios and/or Fixed Accounts which reflect what we consider to be Short-Term Trading or otherwise detrimental to the Variable Portfolios but have not yet triggered the limitations of the Standard U.S. Mail Policy described above. If such transfer activity comes to our attention, we may require you to adhere to our Standard U.S. Mail Policy prior to reaching the specified number of transfers ("Accelerated U.S. Mail Policy"). To the extent we become aware of Short-Term Trading activities which cannot be reasonably controlled solely by the Standard U.S. Mail Policy or the Accelerated U.S. Mail Policy, we reserve the right to evaluate, in our sole discretion, whether to: (1) impose further limits on the size, manner, number and/or frequency of transfers you can make;
(2) impose minimum holding periods; (3) reject any Purchase Payment or transfer request; and/or (4) terminate your transfer privileges. We will notify you in writing if your transfer privileges are terminated. In addition, we reserve the right not to accept or otherwise restrict transfers from a third party acting for you and not to accept pre-authorized transfer forms.

Some of the factors we may consider when determining whether to accelerate the Standard U.S. Mail Policy, reject or impose other conditions on transfer privileges include:

     (1) the number of transfers made in a defined period;

     (2) the dollar amount of the transfer;

     (3) the total assets of the Variable Portfolio involved in the transfer and/or transfer requests that represent a significant portion of the total assets of the Variable Portfolio;

     (4) the investment objectives and/or asset classes of the particular Variable Portfolio involved in your transfers;

     (5) whether the transfer appears to be part of a pattern of transfers to take advantage of short-term market fluctuations or market inefficiencies;

     (6) the history of transfer activity in the contract or in other contracts we may offer; and/or

     (7) other activity, as determined by us, that creates an appearance, real or perceived, of Short-Term Trading or the possibility of Short-Term Trading.

Notwithstanding the administrative procedures above, there are limitations on the effectiveness of these procedures. Our ability to detect and/or deter Short-Term Trading is limited by operational systems and technological limitations, as well as our ability to predict strategies employed by contract owners (or those acting on their behalf) to avoid detection. We cannot guarantee that we will detect and/or deter all Short-Term Trading and it is likely that some level of Short-Term Trading will occur before it is detected and steps are taken to deter it. To the extent that we are unable to detect and/or deter Short-Term Trading, the Variable Portfolios may be negatively impacted as described above. Additionally, the Variable Portfolios may be harmed by transfer activity related to other insurance companies and/or retirement plans or other investors that invest in shares of the Underlying Fund. Moreover, our ability to deter Short-Term Trading may be limited by decisions by state regulatory bodies and court orders which we cannot predict. You should be aware that the design of our administrative procedures involves inherently subjective decisions which we attempt to make in a fair and reasonable manner consistent with the interests of all owners of this contract. We do not enter into agreements with contract owners whereby we permit or intentionally disregard Short-Term Trading.

The Standard and Accelerated U.S. Mail Policies are applied uniformly and consistently to contract owners utilizing third party trading services/strategies performing asset allocation services for a number of contract owners at the same time. You should be aware that such third party trading services may engage in transfer activities that can also be detrimental to the Variable Portfolios, including trading relatively large groups of contracts simultaneously. These transfer activities may not be intended to take advantage of short-term price fluctuations or price inefficiencies. However, such activities can create the same or similar risks as Short-Term Trading and negatively impact the Variable Portfolios as described above.

Omnibus group contracts may invest in the same Underlying Funds available in your contract but on an aggregate, not individual basis. Thus, we have limited ability to detect Short-Term Trading in omnibus group contracts and the Standard U.S. Mail Policy does not apply to these contracts. Our inability to detect Short-Term Trading may negatively impact the Variable Portfolios as described above.


WE RESERVE THE RIGHT TO MODIFY THE POLICIES AND PROCEDURES DESCRIBED IN THIS SECTION AT ANY TIME. To the extent that we exercise this reservation of rights, we will do so uniformly and consistently unless we disclose otherwise.



UNDERLYING FUND SHORT-TERM TRADING POLICIES



Please note that the Underlying Funds have their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. We reserve the right to enforce these Underlying Fund policies and procedures, including, but not limited to, the right to collect a redemption fee on shares of the Underlying Fund if imposed by such Fund's Board of Trustees/Directors. As of the date of this prospectus, none of the Underlying Funds impose a redemption fee. We also reserve the right to reject, with or without prior notice, any purchase, transfer or allocation into a Variable Portfolio if the corresponding Underlying Fund will not accept such purchase, transfer or allocation for any reason. The prospectuses for the Underlying Funds describe these procedures, which may be different among Underlying Funds and may be more or less restrictive than our policies and procedures.


Under rules adopted by the Securities and Exchange Commission, we also have written agreements with the Underlying Funds that obligate us to, among other things, provide the Underlying Funds promptly upon request certain information about you (e.g., your social security number) and your trading activity. In addition, we are obligated to execute instructions from the Underlying Funds to restrict or prohibit further purchases or transfers in an Underlying Fund under certain circumstances.

It is likely that most of the investments in the Underlying Funds outside of these contracts are omnibus orders from intermediaries such as other separate accounts or retirement plans. If an Underlying Fund's policies and procedures fail to successfully detect and discourage Short-Term trading, there may be a negative impact to the owners of the Underlying Fund, as well as the intermediaries (including the Separate Account and the Variable Portfolios), invested in the such Underlying Fund. Further, if an Underlying Fund believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in activities that violate an Underlying Fund's short-term trading policies, the Underlying Fund may reject the entire omnibus order and delay or prevent us from implementing your transfer request.


TRANSFERS DURING THE INCOME PHASE



During the Income Phase, only one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase. Transfers will be effected for the last NYSE business day of the month in which we receive your request for the transfer.


AUTOMATIC ASSET REBALANCING PROGRAM

Market fluctuations may cause the percentage of your investment in the Variable Portfolios to differ from your original allocations. Under the Automatic Asset Rebalancing program, your investments in the Variable Portfolios are periodically rebalanced to return your allocations to the percentages given at your last instruction for no additional charge. Automatic Asset Rebalancing typically involves shifting a portion of your money out of a Variable Portfolio with a higher return into a Variable Portfolio with a lower return. At your request, rebalancing occurs on a quarterly, semiannual or annual basis. Transfers resulting from your participation in this program are not counted against the number of free transfers per contract year. If you are invested in a Portfolio Allocator model, please refer to the Polaris Portfolio Allocator Program section of the prospectus above, for more information. If you elect some of the optional living benefits, we will automatically enroll you in the Automatic Asset Rebalancing Program. PLEASE SEE MARKETLOCK FOR LIFE PLUS BELOW.


     EXAMPLE OF AUTOMATIC ASSET REBALANCING PROGRAM:

     Assume that you want your initial Purchase Payment split between two Variable Portfolios. You want 50% in a bond Variable Portfolio and 50% in a stock Variable Portfolio. Over the next calendar quarter, the bond market does very well while the stock market performs poorly. At the end of the calendar quarter, the bond Variable Portfolio now represents 60% of your holdings because it has increased in value and the growth Variable Portfolio represents 40% of your holdings. If you chose quarterly rebalancing, on the last day of that quarter, we would sell some of your Accumulation Units in the bond Variable Portfolio to bring its holdings back to 50% and use the money to buy more Accumulation Units in the stock Variable Portfolio to increase those holdings to 50%.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE AUTOMATIC ASSET REBALANCING PROGRAM AT ANY TIME.


RETURN PLUS PROGRAM


The Return Plus program, available only if we are offering multi-year Fixed Accounts, allows you to invest in one or more Variable Portfolios without directly putting your Purchase Payment at risk. The program, available for no additional charge, accomplishes this by allocating your investment strategically between the Fixed Accounts and Variable Portfolios. You decide how much you want to invest and approximately when you want a return of Purchase Payments. We calculate how much of your Purchase Payment to allocate to the particular Fixed Account to ensure that it grows to an amount equal to your total Purchase Payment invested under this program. We invest the rest of your Purchase Payment in the Variable Portfolio(s) according to your allocation instructions.

     EXAMPLE OF RETURN PLUS PROGRAM:

     Assume that you want to allocate a portion of your initial Purchase Payment of $100,000 to a multi-year Fixed Account. You want the amount allocated to the multi-year Fixed Account to grow to $100,000 in 3 years. If the 3-year Fixed Account is offering a 4% interest rate, Return Plus will allocate $88,900 to the 7-year Fixed Account to ensure that this amount will grow to $100,000 at the end of the 3-year period. The remaining $11,100 may be allocated among the Variable Portfolios according to your allocation instructions.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE RETURN PLUS PROGRAM AT ANY TIME.

VOTING RIGHTS

The Company is the legal owner of the Trusts' shares. However, when an Underlying Fund solicits proxies in conjunction with a shareholder vote, we must obtain your instructions on how to vote those shares. We vote all of the shares we own in proportion to your instructions. This includes any shares we own on our own behalf. Should we determine that we are no longer required to comply with these rules, we will vote the shares in our own right.

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                              ACCESS TO YOUR MONEY
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You can access money in your contract by making a partial or total withdrawal, and/or by receiving annuity income payments during the Income Phase. SEE INCOME OPTIONS BELOW. Any request for withdrawal will be priced as of the day it is received by us in Good Order at the Annuity Service Center, if the request is received before Market Close. If the request for withdrawal is received after Market Close, the request will be priced as of the next business day.


Generally, we deduct a withdrawal charge applicable to any partial or total withdrawal made before the end of the withdrawal charge period. If you make a total withdrawal, we also deduct a contract maintenance fee. If you elect MarketLock For Two, the annualized fee for the feature will increase after a withdrawal is taken. SEE MARKETLOCK FOR TWO AND EXPENSES BELOW.

If you have elected an optional living benefit, you should consider the impact of your withdrawals on the benefit. SEE OPTIONAL LIVING BENEFITS BELOW.

Your contract provides for a free withdrawal amount each year. A free withdrawal amount, as defined below, is the portion of your contract that we allow you to take out each year without being charged a withdrawal charge. The free withdrawal amount does not reduce the basis used to calculate future annual free withdrawals or the withdrawal charges applicable upon a full surrender of your contract. AS A RESULT, IF YOU SURRENDER YOUR CONTRACT IN THE FUTURE, AND WITHDRAWAL CHARGES ARE STILL APPLICABLE, YOU WILL NOT RECEIVE THE BENEFIT OF ANY PREVIOUS FREE WITHDRAWALS UPON A FULL SURRENDER.

Withdrawals of Purchase Payments made prior to the end of the withdrawal charge schedule, that are in excess of your free withdrawal amount will result in a withdrawal charge. The amount of the withdrawal charge and how it applies are discussed more fully in the EXPENSES section below. Before purchasing this contract, you should consider the effect of withdrawal charges on your investment if you need to withdraw more money than the free withdrawal amount. You should fully discuss this decision with your financial representative.

After the first year, you may withdraw the greater of the following amounts free of a withdrawal charge:

     (1) earnings in your contract as of the date you make the withdrawal; or

     (2) 10% of the Purchase Payments you invested for at least one year and not yet withdrawn, less any previous withdrawals of earnings or systematic withdrawals that year.

During the first year you may only withdraw amounts noted above if you use the systematic withdrawal program.

The portion of a free withdrawal which exceeds the sum of:

     (1) earnings in the contract; and

     (2) Purchase Payments which are both no longer subject to the withdrawal charge schedule and not yet withdrawn is assumed to be a withdrawal against future earnings.

Although amounts withdrawn free of a withdrawal charge under the 10% provision may reduce Purchase Payments for purposes of calculating amounts available for future withdrawals of earnings, they do not reduce the amount you invested for purposes of calculating the withdrawal charge if you surrender your contract. As a result, if you surrender your contract in the future and withdrawal charges are still applicable, any previous free withdrawals would then be subject to applicable withdrawal charges. We calculate charges upon surrender of the contract on the day after we receive your request and your contract. We return to you your contract value less any applicable fees and charges.


Under most circumstances, the partial withdrawal minimum is $1,000. We require that the value left in any Variable Portfolio or Fixed Accounts be at least $100, after the withdrawal and your total contract value must be at least $500. The request for withdrawal must be in writing and sent to the Annuity Service Center. For withdrawals of $500,000 and more, you must submit a signature guarantee at the time of your request. Unless you provide us with different instructions, partial withdrawals will be made proportionately from each Variable Portfolio and the Fixed Account in which you are invested. IN THE EVENT THAT A PROPORTIONATE PARTIAL WITHDRAWAL WOULD CAUSE THE VALUE OF ANY VARIABLE PORTFOLIO OR FIXED ACCOUNT INVESTMENT TO BE LESS THAN $100, WE WILL CONTACT YOU TO OBTAIN ALTERNATE INSTRUCTIONS ON HOW TO STRUCTURE THE WITHDRAWAL.


Withdrawals made prior to age 59 1/2 may result in a 10% IRS penalty tax. SEE TAXES BELOW. Under certain Qualified plans, access to the money in your contract may be restricted.

We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Variable Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract owners.

Additionally, we reserve the right to defer payments for a withdrawal from a Fixed Account for up to six months.

SYSTEMATIC WITHDRAWAL PROGRAM


During the Accumulation Phase, you may elect to receive periodic withdrawals under the Systematic Withdrawal program for no additional charge. Under the program, you may choose to take monthly, quarterly, semi-annual or annual payments from your contract. Electronic transfer of these withdrawals to your bank account is also available. The minimum amount of each withdrawal is $250. There must be at least $500 remaining in your contract at all times. Withdrawals may be taxable and a 10% federal penalty tax may apply if you are under age
59 1/2. A withdrawal charge may apply if the amount of the periodic withdrawals in any year exceed the free withdrawal amount permitted each year. SEE ACCESS TO YOUR MONEY ABOVE AND SEE EXPENSES BELOW.


The program is not available to everyone. Please contact our Annuity Service Center which can provide the necessary enrollment forms.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SYSTEMATIC WITHDRAWAL PROGRAM AT ANY TIME.

MINIMUM CONTRACT VALUE

Where permitted by state law, we may terminate your contract if both of the following occur: (1) your contract value is less than $500 as a result of withdrawals; and (2) you have not made any Purchase Payments during the past three years. We will provide you with sixty days written notice that your contract is being terminated. At the end of the notice period, we will distribute the contract's remaining value to you.

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                            OPTIONAL LIVING BENEFITS
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YOU MAY ELECT ONE OF THE OPTIONAL LIVING BENEFITS DESCRIBED BELOW FOR AN ADDITIONAL FEE. THESE FEATURES ARE DESIGNED TO PROTECT A PORTION OF YOUR INVESTMENT IN THE EVENT YOUR CONTRACT VALUE DECLINES DUE TO UNFAVORABLE INVESTMENT PERFORMANCE DURING THE ACCUMULATION PHASE AND BEFORE A DEATH BENEFIT IS PAYABLE. IN ADDITION, THESE FEATURES CAN PROVIDE A GUARANTEED INCOME STREAM AND OTHER BENEFITS. PLEASE SEE THE DESCRIPTIONS BELOW FOR DETAILED INFORMATION.

MARKETLOCK FOR LIFE PLUS

What is MarketLock For Life Plus?


MarketLock For Life Plus is an optional guaranteed minimum withdrawal feature, available for an additional fee. You may elect one of two MarketLock For Life Plus options, described below. The feature is designed to help you create a guaranteed income stream that may last as long as you live, or as long as you and your spouse live, even if the entire value of your contract has been reduced to zero. MarketLock For Life Plus may offer protection in the event your contract value declines due to unfavorable investment performance, certain withdrawal activity, if you live longer than expected or any combination of these factors. You may never need to rely on MarketLock For Life Plus as its value is dependent on your contract's performance, your withdrawal activity and your longevity.



This feature may not be appropriate if you plan to make ongoing Purchase Payments, such as with contributory IRA's or other tax-qualified plans. The feature guarantees that only certain Purchase Payments received during the contract's first five years are included in the Benefit Base.


Withdrawals under the feature are treated like any other withdrawal for the purpose of calculating taxable income, reducing the contract value, deducting applicable withdrawal charges, free withdrawal amounts and all other benefits, features and conditions of your contract.


Any withdrawals taken may be subject to a 10% IRS tax penalty if you are under age 59 1/2 at the time of the withdrawal. For information about how the feature is treated for income tax purposes, you should consult a qualified tax advisor concerning your particular circumstances. If you must take required minimum distributions and want to ensure that these withdrawals are not considered excess withdrawals under the feature, your distributions must be set up on the automated monthly minimum distribution withdrawal program administered by our Annuity Service Center. In addition, if you have a Qualified contract, tax law and the terms of the plan may restrict withdrawal amounts.


WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE MARKETLOCK FOR LIFE PLUS AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

When and how may I elect MarketLock For Life Plus?


You may elect MarketLock For Life Plus at the time of contract issue for immediate effectiveness. If we allow you to elect the feature after purchasing your contract, the feature is effective on the first contract anniversary after your election (the "Effective Date"). You cannot elect this feature if you elect any other optional living benefit. You may elect to have the feature cover only your life or the lives of both you and your spouse. We refer to the person or persons whose lifetime withdrawals are guaranteed under MarketLock For Life Plus as the "Covered Person(s)." There are age parameters applicable to this feature which determine whether you can elect the feature and who can qualify as a Covered Person. If the contract is not owned by a natural person, references to owner(s) apply to the annuitants. The tables below provide the age requirement for electing this feature depending on the type of contract you purchase and the number of Covered Persons.


IF YOU ELECT ONE COVERED PERSON:


-------------------------------------------------
                            COVERED PERSON
                      ---------------------------
                        MINIMUM       MAXIMUM
                          AGE          AGE(1)
-------------------------------------------------
     One Owner            45             80
-------------------------------------------------
    Joint Owners
(based on the age of      45             80
   the older Owner)
-------------------------------------------------


IF YOU ELECT TWO COVERED PERSONS:


------------------------------------------------------------------------
                         COVERED PERSON #1         COVERED PERSON #2
                      --------------------------------------------------
                        MINIMUM      MAXIMUM      MINIMUM      MAXIMUM
                          AGE        AGE(1)         AGE        AGE(1)
------------------------------------------------------------------------
   NON-QUALIFIED:
    Joint Owners          45           80           45           85
------------------------------------------------------------------------
   NON-QUALIFIED:
   One Owner with         45           80           45         N/A(2)
Spousal Beneficiary
------------------------------------------------------------------------
     QUALIFIED:
   One Owner with         45           80           45         N/A(2)
Spousal Beneficiary
------------------------------------------------------------------------


(1) The age requirements for optional death benefits and other optional features may be different than those listed here. You must meet the age requirement for those features in order to elect them.


(2) Not applicable because feature availability is based on the younger Covered Person. The spousal beneficiary's age is not considered in determining the maximum issue age of the second Covered Person.


How does MarketLock For Life Plus work?


MarketLock For Life Plus automatically locks-in the greater of two values in determining the Covered Person(s) guaranteed lifetime benefit. For 10 years following the Effective Date, both Option 1 and Option 2 of the MarketLock For Life Plus feature annually lock-in the highest Anniversary Value or the Benefit Base plus a bonus amount, as described below. You may extend the period over which the feature locks-in the highest Anniversary Value beyond 10 years; however, the bonus amount is only available for the first 10 years following the Effective Date. Option 2 offers an additional guarantee if you choose not to take withdrawals in the first 10 years following the Effective Date.



MarketLock For Life Plus automatically locks-in a new Benefit Base each year during the first 10 years of your contract based on the greater of either (1) the highest Anniversary Value, or (2) the Benefit Base increased by a bonus amount (the "Bonus"). The Bonus may only be added to the Benefit Base if no withdrawals are taken in a contract year. For instance, if you take a withdrawal in year 2, you will not be eligible for a Bonus to be added to your Benefit Base on your second contract anniversary; however, if you do not take a withdrawal in year 3, you will be eligible for a Bonus to be added to your Benefit Base on your third contract anniversary.



The two options available under MarketLock for Life Plus are summarized as follows:



-------------------------------------------------------------------------
     MARKETLOCK FOR
        LIFE PLUS              BASIS FOR GUARANTEED
         OPTIONS                   WITHDRAWALS                BONUS
-------------------------------------------------------------------------
 Option 1                  Greater of:                   6% of Bonus Base
                           (1) highest anniversary
                           value; or (2) Benefit Base
                           plus the Bonus
-------------------------------------------------------------------------
 Option 2                  Greatest of:                  7% of Bonus Base
                           (1) highest anniversary
                           value; (2) Benefit Base plus
                           the Bonus; or (3) if no
                           withdrawals are taken in the
                           first 10 contract years
                           following the Effective
                           Date, 200% of the Purchase
                           Payments made in the first
                           contract year.
-------------------------------------------------------------------------



For an explanation of defined terms used in the table above, please see "How are the components of MarketLock For Life Plus calculated?" below.



What determines the Maximum Annual Withdrawal Percentage?



The Maximum Annual Withdrawal Percentage represents the percentage of your Benefit Base used to calculate the Maximum Annual Withdrawal Amount that you may withdraw each year. The Maximum Annual Withdrawal Percentage is determined by the age of the Covered Person(s) at the time of the first withdrawal as shown in the table below.



One Covered Person



If the feature is elected to cover one life but the contract is jointly owned, then the Covered Person must be the older Owner and the following is applicable:



-------------------------------------------------------------------------------------
                                                                  MAXIMUM
                                                                   ANNUAL
                                                                 WITHDRAWAL
AGE OF THE COVERED PERSON AT TIME OF FIRST WITHDRAWAL           PERCENTAGE*
-------------------------------------------------------------------------------------
At least age 45 but prior to 60th Birthday                           4%
-------------------------------------------------------------------------------------
At least age 60 but prior to 76th Birthday                           5%
-------------------------------------------------------------------------------------
        On or after 76th birthday                                    6%
-------------------------------------------------------------------------------------



Two Covered Persons



If the feature is elected to cover two lives, the following is applicable:



------------------------------------------------------------------------------
                                                           MAXIMUM
                                                            ANNUAL
AGE OF THE YOUNGER COVERED PERSON OR SURVIVING            WITHDRAWAL
  COVERED PERSON AT TIME OF FIRST WITHDRAWAL             PERCENTAGE*
------------------------------------------------------------------------------
At least age 45 but prior to 60th Birthday                    4%
------------------------------------------------------------------------------
At least age 60 but prior to 76th Birthday                    5%
------------------------------------------------------------------------------
      On or after 76th birthday                               6%
------------------------------------------------------------------------------



* The amount of any withdrawal, including any charges applicable to the withdrawal, must be within the Maximum Annual Withdrawal Amount. If you are taking required minimum distributions ("RMD") from this contract, and the amount of the RMD (based on this contract) is greater than the Maximum Annual Withdrawal Amount (defined below) in benefit year, no portion of the RMD withdrawal will be treated as an excess withdrawal (also defined below). Any portion of a withdrawal that is greater than either the Maximum Annual Withdrawal Amount or the RMD amount (based only on this contract) will be considered an excess withdrawal. Please see "What are the effects of withdrawals on MarketLock For Life Plus?" below.



Are there investment requirements if I elect MarketLock For Life Plus?



As long as the feature is in effect, we require that you allocate your investments in accordance with the investment requirements listed below. Option 1 and Option 2 are subject to different investment requirements as outlined below.



OPTION 1 - INVESTMENT REQUIREMENTS



You may comply with investment requirements for Option 1 by allocating your investments in one of three ways:



     1. Invest 100% in Polaris Portfolio Model 1, 2 or 3



     2. Invest 100% in one or a combination of the following Variable
        Portfolios: American Funds Asset Allocation SAST, Asset Allocation, Balanced (JPM), Balanced (Edge), Franklin Income Securities Fund, Franklin Templeton VIP Founding Funds Allocation Fund, MFS Total Return

     3. Invest in accordance with the requirements outlined in the table below:


NON-REWARDS


------------------------------------------------------------------------
     INVESTMENT         INVESTMENT           VARIABLE PORTFOLIOS
       GROUP           REQUIREMENT          AND/OR FIXED ACCOUNTS
------------------------------------------------------------------------
 A. Bond, Cash and     Minimum 20%    Cash Management
    Fixed Accounts     Maximum 100%   Corporate Bond
                                      Global Bond
                                      Government & Quality Bond
                                      FIXED ACCOUNTS
                                      DCA 6-Month
                                      DCA 12-Month
------------------------------------------------------------------------
 B. Equity Maximum      Minimum 0%    Aggressive Growth
                       Maximum 80%    Alliance Growth
                                      American Funds Asset Allocation
                                      SAST
                                      American Funds Global Growth SAST
                                      American Funds Growth SAST
                                      American Funds Growth-Income SAST
                                      Asset Allocation
                                      Balanced
                                      Blue Chip Growth
                                      Capital Appreciation
                                      Davis Venture Value
                                      "Dogs" of Wall Street
                                      Equity Opportunities
                                      Foreign Value
                                      Franklin Income Securities Fund
                                      Franklin Templeton VIP Founding
                                        Funds Allocation Fund
                                      Fundamental Growth
                                      Global Equities
                                      Growth
                                      Growth-Income
                                      High-Yield Bond
                                      International Diversified Equities
                                      International Growth & Income
                                      Lord Abbett Growth and Income
                                      Marsico Focused Growth
                                      MFS Massachusetts Investors Trust
                                      MFS Total Return
                                      Small & Mid Cap Value
                                      Telecom Utility
                                      Van Kampen LIT Comstock,
                                        Class II Shares
                                      Van Kampen LIT Growth and Income,
                                        Class II Shares
                                      Van Kampen LIT Strategic Growth,
                                        Class II Shares
                                      Worldwide High Income
------------------------------------------------------------------------
 C. Limited Equity      Minimum 0%    Capital Growth
                       Maximum 20%    Emerging Markets
                                      Growth Opportunities
                                      Mid-Cap Growth
                                      Natural Resources
                                      Real Estate
                                      Small Company Value
                                      Technology
------------------------------------------------------------------------


WM


------------------------------------------------------------------------
     INVESTMENT         INVESTMENT           VARIABLE PORTFOLIOS
       GROUP           REQUIREMENT          AND/OR FIXED ACCOUNTS
------------------------------------------------------------------------
 A. Bond, Cash and     Minimum 20%    Cash Management
    Fixed Accounts     Maximum 100%   Corporate Bond
                                      Global Bond
                                      Government & Quality Bond
                                      FIXED ACCOUNTS
                                      DCA 6-Month
                                      DCA 12-Month
------------------------------------------------------------------------
 B. Equity Maximum      Minimum 0%    Aggressive Growth
                       Maximum 80%    Alliance Growth
                                      American Funds Asset Allocation
                                      SAST
                                      American Funds Global Growth SAST
                                      American Funds Growth SAST
                                      American Funds Growth-Income SAST
                                      Balanced
                                      Balanced
                                      Blue Chip Growth
                                      Capital Appreciation
                                      Conservative Balanced
                                      Conservative Growth
                                      Davis Venture Value
                                      "Dogs" of Wall Street
                                      Equity Income Account 1
                                      Equity Opportunities
                                      Flexible Income
                                      Foreign Value
                                      Franklin Income Securities Fund
                                      Franklin Templeton VIP Founding
                                        Funds Allocation Fund
                                      Fundamental Growth
                                      Global Equities
                                      Growth
                                      Growth-Income
                                      High-Yield Bond
                                      International Diversified Equities
                                      International Growth & Income
                                      Lord Abbett Growth and Income
                                      Marsico Focused Growth
                                      MFS Massachusetts Investors Trust
                                      MFS Total Return
                                      Small & Mid Cap Value
                                      Strategic Growth
                                      Telecom Utility
                                      Van Kampen LIT Comstock,
                                        Class II Shares
                                      Van Kampen LIT Growth and Income,
                                        Class II Shares
                                      Van Kampen LIT Strategic Growth,
                                        Class II Shares
                                      Worldwide High Income
------------------------------------------------------------------------
 C. Limited Equity      Minimum 0%    Capital Growth
                       Maximum 20%    Emerging Markets
                                      Growth Opportunities
                                      Mid-Cap Growth
                                      Natural Resources
                                      Real Estate
                                      Small Company Value
                                      Technology
------------------------------------------------------------------------

MTB


------------------------------------------------------------------------
     INVESTMENT         INVESTMENT           VARIABLE PORTFOLIOS
       GROUP           REQUIREMENT          AND/OR FIXED ACCOUNTS
------------------------------------------------------------------------
 A. Bond, Cash and     Minimum 20%    Cash Management
    Fixed Accounts     Maximum 100%   Corporate Bond
                                      Global Bond
                                      Government & Quality Bond
                                      FIXED ACCOUNTS
                                      DCA 6-Month
                                      DCA 12-Month
------------------------------------------------------------------------
 B. Equity Maximum      Minimum 0%    Aggressive Growth
                       Maximum 80%    Alliance Growth
                                      American Funds Asset Allocation
                                      SAST
                                      American Funds Global Growth SAST
                                      American Funds Growth SAST
                                      American Funds Growth-Income SAST
                                      Asset Allocation
                                      Balanced
                                      Blue Chip Growth
                                      Capital Appreciation
                                      Davis Venture Value
                                      "Dogs" of Wall Street
                                      Equity Opportunities
                                      Foreign Value
                                      Franklin Income Securities Fund
                                      Franklin Templeton VIP Founding
                                        Funds Allocation Fund
                                      Fundamental Growth
                                      Global Equities
                                      Growth
                                      Growth-Income
                                      High-Yield Bond
                                      International Diversified Equities
                                      International Growth & Income
                                      Lord Abbett Growth and Income
                                      Marsico Focused Growth
                                      MFS Massachusetts Investors Trust
                                      MFS Total Return
                                      MTB Large Cap Growth Fund II
                                      MTB Large Cap Value Fund II
                                      MTB Managed Allocation Fund --
                                        Aggressive Growth II
                                      MTB Managed Allocation Fund --
                                        Conservative Growth II
                                      MTB Managed Allocation Fund --
                                        Moderate Growth II
                                      Small & Mid Cap Value
                                      Telecom Utility
                                      Van Kampen LIT Comstock,
                                        Class II Shares
                                      Van Kampen LIT Growth and Income,
                                        Class II Shares
                                      Van Kampen LIT Strategic Growth,
                                        Class II Shares
                                      Worldwide High Income
------------------------------------------------------------------------
 C. Limited Equity      Minimum 0%    Capital Growth
                       Maximum 20%    Emerging Markets
                                      Growth Opportunities
                                      Mid-Cap Growth
                                      Natural Resources
                                      Real Estate
                                      Small Company Value
                                      Technology
------------------------------------------------------------------------



OPTION 2 - INVESTMENT REQUIREMENTS



You may comply with investment requirements for Option 2 by allocating 100% of your investments to the Cash Management Variable Portfolio or to Polaris Portfolio Allocator Model 1, 2 or 3.



For details regarding the investment allocations of the Polaris Portfolio Allocator models, please see POLARIS PORTFOLIO ALLOCATOR PROGRAM above.



Your allocation instructions accompanying any Purchase Payment must comply with the investment requirements, listed above, in order for your application or subsequent Purchase Payment to be considered in Good Order. Please see ALLOCATION OF PURCHASE PAYMENTS above. We will automatically enroll you in the Automatic Asset Rebalancing Program, with quarterly rebalancing, because market performance and withdrawal activity may result in your contract's allocations going outside these restrictions. This will ensure that your allocations are rebalanced quarterly to comply with the investment requirements for this feature. In addition to quarterly rebalancing, we will initiate rebalancing in accordance with your Automatic Asset Rebalancing instructions, after any of the following transactions:


     - any transfer or reallocation you initiate; or

     - any withdrawal you initiate.


Automatic transfers and/or systematic withdrawals will not result in rebalancing. If you have elected Option 1, we will rebalance your contract in accordance with your most current Automatic Asset Rebalancing Program instructions on file. If you have elected Option 2, we will rebalance your contract in accordance with the allocations specified within the Polaris Portfolio Allocator Model you have selected. If at any point, for any reason, your Automatic Asset Rebalancing Program instructions would result in allocations inconsistent with the investment requirements, we will revert to the last compliant instructions on file whether for rebalancing or for allocation of a Purchase Payment and implement those at the next rebalancing. Please see AUTOMATIC ASSET REBALANCING PROGRAM in the prospectus. You can modify your Automatic Asset Rebalancing Program instructions, as long as they are consistent with the investment requirements, at any time by calling the Annuity Service Center.


We reserve the right to change the investment requirements at any time for prospectively issued contracts. We may also revise the investment requirements for any existing contract to the extent Variable Portfolios and/or Fixed Accounts are added, deleted, substituted, merged or otherwise reorganized. We will notify you of any changes to the investment requirements at least 30 days in advance.

How are the components for MarketLock For Life Plus calculated?

First, we determine the ELIGIBLE PURCHASE PAYMENTS, which include:

     1. 100% of Purchase Payments received during the first contract year; and

     2. Purchase Payments received in each of contract years 2-5, capped in each year at an amount equal to

        100% of the Purchase Payments received in year 1. This means that if you made a $100,000 Purchase Payment in year 1, Eligible Purchase Payments will include additional Purchase Payments of up to $100,000 contributed in each of contract years 2-5 for a grand total maximum of $500,000 of Eligible Purchase Payments. If the feature is elected after contract issue, Purchase Payments received from the Effective Date through contract year 5 are capped in each year at an amount equal to 100% of the Purchase Payments received during the first contract year.


Any Purchase Payments made in contract years 2-5 in excess of the annual cap amount as well as all Purchase Payments received after the 5th contract year are considered INELIGIBLE PURCHASE PAYMENTS. The calculation of Eligible Purchase Payments does not include any spousal continuation contributions; however, continuation contributions are included in the calculation of Anniversary Values, as defined below. PLEASE SEE SPOUSAL CONTINUATION BELOW. Total Eligible Purchase Payments are limited to $1,500,000 without our prior Company approval.


Second, we consider the BONUS PERIOD and the BENEFIT BASE EVALUATION PERIOD. The Bonus Period is the period of time over which we calculate the potential Bonus. The Benefit Base Evaluation Period is the period of time over which we will consider Anniversary Values and if greater, the Benefit Base plus Bonus during the Bonus Period. The Bonus Period and the Benefit Base Evaluation Period begin on the Effective Date and end 10 years later. On the expiration of the Benefit Base Evaluation Period, you may contact us to extend the Benefit Base Evaluation Period. Please see "CAN I EXTEND THE BENEFIT BASE EVALUATION PERIOD BEYOND 10 YEARS?" below. However, you cannot extend the Bonus Period.

Third, we determine the ANNIVERSARY VALUE which equals your contract value on any contract anniversary during the Benefit Base Evaluation Period minus any Ineligible Purchase Payments.


Fourth, we determine the BENEFIT BASE which initially is equal to the first Eligible Purchase Payment. If the feature is elected after contract issue, the initial Benefit Base is the contract value on the Effective Date. Please see"WHAT ARE THE EFFECTS OF WITHDRAWALS ON MARKETLOCK FOR LIFE PLUS?" below. On each contract anniversary, we determine if the Benefit Base should be increased based on the maximum Anniversary Value or any available Bonus. The calculation and components of this determination are detailed below.



     CALCULATION OF THE BENEFIT BASE WHEN BONUS IS NOT AVAILABLE OR AFTER BONUS PERIOD ENDS:



     On each contract anniversary occurring during the Benefit Base Evaluation Period, the Benefit Base is automatically increased to the Anniversary Value when the Anniversary Value is greater than both (a) and (b), where:



          (a) is the current Benefit Base; and



          (b) is all previous maximum Anniversary Values during the Benefit Base Evaluation Period.



     CALCULATION OF THE BENEFIT BASE WHEN BONUS IS AVAILABLE:



     The Bonus Base is used to calculate the Bonus during the Bonus Period. The Bonus is calculated as a percentage of the Bonus Base. The Bonus Base is used solely to calculate the Bonus. The initial Bonus Base is equal to the initial Eligible Purchase Payment.



     On each contract anniversary during the Bonus Period, we determine the amount by which the Bonus Base and/or the Benefit Base could increase. The components used to determine this amount are:



          (a) the Benefit Base calculated based on the maximum Anniversary Value; and



          (b) the Bonus plus the current Benefit Base.



     If (a) is greater than or equal to (b), the Bonus Base and the Benefit Base are increased to the current Anniversary Value. If (b) is greater than (a), the Benefit Base is increased by the Bonus and the Bonus Base remains unchanged.



If Option 2 is elected and NO WITHDRAWALS HAVE BEEN TAKEN SINCE THE EFFECTIVE DATE, on the 10th contract anniversary, the Benefit Base is calculated as the greatest of (a), (b) or (c), where:



          (a) is the Benefit Base calculated based on the maximum Anniversary Value;



          (b) is the Bonus plus the current Benefit Base; and



          (c) is 200% of the Purchase Payments made in the first contract year.



The Bonus Base is increased each time subsequent Eligible Purchase Payments are made. The Bonus Base also increases when the Benefit Base is increased as a result of a maximum Anniversary Value being achieved that is greater than both the current Benefit Base and all previous maximum Anniversary Values. The Bonus Base is decreased each time an Excess Withdrawal is taken, in the same proportion by which the contract value is reduced by the Excess Withdrawal. The Bonus Base is not used in the calculation of the contract value or any other benefits under the contract.


The Benefit Base and Bonus Base are increased each time subsequent Eligible Purchase Payments are made, and adjusted each time any excess withdrawals, defined below, are taken. Other than adjustments made for excess withdrawals, the Benefit Base and Bonus Base can only be adjusted upwards, and subsequent lower Anniversary Values during the Benefit Base Evaluation Period will not result in a lower Benefit Base or lower Bonus Base.


Finally, we determine the MAXIMUM ANNUAL WITHDRAWAL AMOUNT, which represents the maximum amount that may be withdrawn each contract year. The Maximum Annual Withdrawal Amount is calculated by multiplying the current Benefit Base by the applicable Maximum Annual Withdrawal Percentage shown in the tables above. If the Benefit Base is increased on a contract anniversary, the Maximum Annual Withdrawal Amount is recalculated on that contract anniversary by multiplying the increased Benefit Base by the applicable Maximum Annual Withdrawal Percentage. If the Benefit Base is increased for any Eligible Purchase Payments, the Maximum Annual Withdrawal Amount will be recalculated upon receipt of each Eligible Purchase Payments by multiplying the new Benefit Base by the applicable Maximum Annual Withdrawal Percentage. The Maximum Annual Withdrawal Amount may also be decreased due to Excess Withdrawals. Please see "What are the Effects of Withdrawals on MarketLock For Life Plus?" below.



What is the fee for MarketLock For Life Plus?



The fee for MarketLock For Life Plus depends on whether you elect Option 1 or Option 2 and whether you elect to cover one life or two lives.



-------------------------------------------------------------------------------
   MARKETLOCK FOR LIFE
       PLUS OPTION                                         ANNUALIZED FEE
-------------------------------------------------------------------------------
 Option 1                           For One                   0.65% of
                                Covered Person              Benefit Base
                           ------------------------------------------
                                    For Two                   0.90% of
                                Covered Persons             Benefit Base
-------------------------------------------------------------------------------
 Option 2                           For One                   0.75% of
                                Covered Person              Benefit Base
                           ------------------------------------------
                                    For Two                   1.00% of
                                Covered Persons             Benefit Base
-------------------------------------------------------------------------------



The fee will be calculated and deducted quarterly from the portion of your contract value allocated to the Variable Portfolios, starting on the first quarter following the Effective Date and ending upon termination of the Benefit. If you elect Option 2 and you take a withdrawal, your fee remains the same; however, your Benefit Base is not eligible to be increased to 200% of the Purchase Payments made in the first contract year.



An increase in the Benefit Base due to an adjustment to a higher Anniversary Value, addition of a Bonus, or subsequent Eligible Purchase Payments will result in an increase to the dollar amount of the fee.



If your contract value falls to zero before the feature has been terminated, the fee will no longer be deducted. We will not assess the quarterly fee if you annuitize your contract before the end of a contract quarter. If the feature is still in effect and you surrender your contract, we will assess a pro-rata charge for the fee if you surrender your contract before the end of a contract quarter. The pro-rata charge is calculated by multiplying the full quarterly fee by the number of days between the date the fee was last assessed and the date of surrender divided by the number of days in a contract quarter.



What are the effects of withdrawals on MarketLock For Life Plus?



The Maximum Annual Withdrawal Amount, the Benefit Base and Bonus Base may change over time as a result of the timing and amount of withdrawals. IF YOU ELECT OPTION 2 AND YOU TAKE A WITHDRAWAL IN THE FIRST 10 CONTRACT YEARS FOLLOWING THE EFFECTIVE DATE, YOUR BENEFIT BASE IS NOT ELIGIBLE TO BE INCREASED TO 200% OF THE PURCHASE PAYMENTS MADE IN THE FIRST CONTRACT YEAR.



Any withdrawals in a contract year that in total are less than or equal to the Maximum Annual Withdrawal Amount do not reduce the Benefit Base or Bonus Base. Withdrawals in excess of the Maximum Annual Withdrawal Amount are considered EXCESS WITHDRAWALS. We define Excess Withdrawals as any portion of a withdrawal that causes the total withdrawals in a benefit year to exceed the Maximum Annual Withdrawal Amount, including but not limited to any withdrawal in a contract year taken after the Maximum Annual Withdrawal Amount has been withdrawn.



You should not elect this feature if you plan to take Excess Withdrawals since those withdrawals may significantly reduce or eliminate the value of the feature. In addition, if you plan to take withdrawals in any year during the Bonus Period, a Bonus will not be added to your Benefit Base on that contract anniversary.



You may take withdrawals during a contract year up to or less than the Maximum Annual Withdrawal Amount. However, if you choose to take less than the Maximum Annual Withdrawal Amount in any contract year, you may not carry over the unused amount into subsequent years. Your Maximum Annual Withdrawal Amount will not be recalculated as a result of taking less than the entire Maximum Annual Withdrawal Amount in any given year.


The impact of withdrawals and the effect on each component of MarketLock For Life Plus are further explained below:

     BENEFIT BASE AND BONUS BASE: If the sum of withdrawals in any Benefit Year does not exceed the Maximum Annual Withdrawal Amount, the Benefit Base and Bonus Base are not reduced for those withdrawals. Excess Withdrawals as described above reduce the Benefit Base and Bonus Base as follows:

     For each Excess Withdrawal taken, the Benefit Base and Bonus Base are reduced in the same proportion by which the contract value is reduced by each Excess Withdrawal.

     Since Excess Withdrawals reduce the Bonus Base, it will result in the reduction of the amount of the Bonus.

     MAXIMUM ANNUAL WITHDRAWAL AMOUNT: The Maximum Annual Withdrawal Amount is recalculated each time there is a change in the Benefit Base. Accordingly, if the sum of withdrawals in any contract year does not exceed the Maximum Annual Withdrawal Amount for that year, the Maximum Annual Withdrawal Amount will not change for the next year unless your Benefit Base is increased (as described above under "How are the components for MarketLock For Life Plus calculated?" ). If you take an Excess Withdrawal, the Maximum Annual Withdrawal Amount will be recalculated by multiplying the reduced Benefit Base by the existing Maximum Annual Withdrawal Percentage. This recalculated Maximum Annual Withdrawal Amount will be available beginning on the next contract anniversary and may be lower than your previous Maximum Annual Withdrawal Amount.


THE OPTIONAL LIVING BENEFITS EXAMPLES APPENDIX PROVIDES EXAMPLES OF THE EFFECTS OF WITHDRAWALS.


What happens if the contract value is reduced to zero?

If the contract value is reduced to zero but the Benefit Base is greater than zero, guaranteed withdrawals will continue to be payable over the lifetime of the Covered Person(s). However, if at any time an Excess Withdrawal reduces your contract value to zero, no benefit remains, the Benefit Base Evaluation Period and the Bonus Period end and Bonus Base equals zero.

The contract's other benefits will be terminated once the contract value equals zero. You may not make subsequent Purchase Payments or transfers, and no death benefit or future annuity income payments are available. Therefore, particularly during times of unfavorable investment performance, withdrawals taken under the benefit may reduce the contract value to zero eliminating any other benefits of the contract.

When the contract value equals zero but a benefit remains payable, to receive any remaining benefit, you must select one of the following options for payment:

     1. The current Maximum Annual Withdrawal Amount, divided equally and paid on a quarterly, semi-annual or annual frequency as selected by you until the date of death of the Covered Person(s); or

     2. Any payment option mutually agreeable between you and us.

If you do not select a payment option above, the remaining benefit will be paid as the current Maximum Annual Withdrawal Amount divided equally and paid on a quarterly basis until the date of death of the Covered Person(s).

Can I extend the Benefit Base Evaluation Period beyond 10 years?


There is an option for extension of the Benefit Base Evaluation Period as long as the feature is still in effect and the age of the Covered Person or younger of two Covered Persons is 85 or younger at the time of extension. IN ORDER TO EXTEND THE BENEFIT BASE EVALUATION PERIOD, WE WILL NOTIFY YOU 60 DAYS PRIOR TO THE END OF THE BENEFIT BASE EVALUATION PERIOD AND YOU MUST RESPOND TO US IN WRITING NO LATER THAN THE END OF THE CURRENT BENEFIT BASE EVALUATION PERIOD. If you elect to extend the Benefit Base Evaluation Period, the Benefit Base can continue to be adjusted upward as described above on each anniversary during the new Benefit Base Evaluation Period which is a period of 5 years. Also, if you extend the Benefit Base Evaluation Period, you should note that the components of the feature will change to those in effect at the time you elect to extend, such as the fee, Maximum Annual Withdrawal Percentage, and investment requirements, which may be different from the components when you initially elected the feature. We will notify you in writing of the terms of the extension at least 30 days prior to the end of the Benefit Base Evaluation Period.


If you do not contact us at the end of each Benefit Base Evaluation Period to extend the Benefit Base Evaluation Period, an extension will no longer be available and the Benefit Base will not be adjusted for higher Anniversary Values on subsequent contract anniversaries. However, you can continue to take the Maximum Annual Withdrawal Amount in effect at the end of the last Benefit Base Evaluation Period, subject to adjustments for Excess Withdrawals. You will continue to pay the fee at the rate that was in effect during the last Benefit Base Evaluation Period and you will not be permitted to extend the Benefit Base Evaluation Period in the future.

Can I extend the Bonus Period beyond 10 years?

No. The Bonus Period may not be extended. However, the Benefit Base Evaluation Period as described above may be extended.

What happens to MarketLock For Life Plus upon a spousal continuation?

If there is one Covered Person and that person dies, the surviving spousal joint owner or spousal beneficiary may elect to:

     1. Make a death claim if the contract value is greater than zero which terminates MarketLock For Life Plus and the contract; or

     2. Continue the contract if the contract value is greater than zero, without MarketLock For Life Plus and its corresponding fee.

If there are two Covered Persons, upon the death of one Covered Person, the surviving Covered Person may elect to:

     1. Make a death claim if the contract value is greater than zero, which terminates MarketLock For Life Plus and the contract; or

     2. Continue the contract with MarketLock For Life Plus and its corresponding fee.


The components of the feature will not change as a result of a spousal continuation. The surviving Covered Person can elect to receive withdrawals in accordance with the provisions of the feature based on the age of the younger Covered Person when the first withdrawal was taken or the age of the surviving Covered Person, or if no withdrawals were taken prior to the spousal continuation, the age of the surviving Covered Person at the time the first withdrawal is taken.



If spousal continuation occurs during the Benefit Base Evaluation Period and/or Bonus Period, if applicable, the Continuing Spouse will continue to receive any increases to the Benefit Base during the remaining Benefit Base Evaluation Period and/or Bonus Period. If Option 2 was elected, the Continuing Spouse is eligible to receive an additional guarantee if no withdrawals have been taken during the first 10 contract years following the Effective Date. In addition, the Continuing Spouse will be eligible to extend the Benefit Base Evaluation Period upon the expiration of the period. See "Can I extend the Benefit Base Evaluation Period beyond 10 years?" above.


Can a non-spousal Beneficiary elect to receive any remaining benefits under MarketLock For Life Plus upon the death of the second spouse?

No. Upon the death of the Covered Person(s), if the contract value is greater than zero, a non-spousal beneficiary must make an election under the death benefit provisions of the contract, which terminates MarketLock For Life Plus. SEE DEATH BENEFITS BELOW.

What happens to MarketLock For Life Plus upon the Latest Annuity Date?

If the contract value and the Benefit Base are greater than zero on the Latest Annuity Date, you must select one of the following options:

     1. Annuitize the contract value under the contract's annuity provisions; or

     2. Elect to receive the current Maximum Annual Withdrawal Amount on the Latest Annuity Date, divided equally and paid on a quarterly, semi-annual or annual frequency as selected by you until the date of death of the Covered Person(s); or

     3. Any payment option mutually agreeable between you and us.


If you do not elect an option listed above, on the Latest Annuity Date, we may annuitize the contract value in accordance with Annuity Income Option 3, as described in INCOME OPTIONS below. At that point, the Accumulation Phase of your contract ends and the Income Phase begins.


Can MarketLock For Life Plus be cancelled?

MarketLock For Life Plus may be cancelled on the 5th contract anniversary, the 10th contract anniversary, or any contract anniversary after the 10th contract anniversary. Once MarketLock For Life Plus is cancelled, you will no longer be charged a fee and the guarantees under the benefit are terminated. In addition, the investment requirements for MarketLock For Life Plus will no longer apply to your contract. You may not extend the Benefit Base Evaluation Period and you may not re-elect or reinstate MarketLock For Life Plus after cancellation.

Are there circumstances under which MarketLock For Life Plus will automatically terminate?

The feature automatically terminates upon the occurrence of one of the following:

     1. Annuitization of the contract; or

     2. Full surrender or termination of the contract; or

     3. A death benefit is paid and the contract is terminated; or

     4. Excess withdrawals reduce the contract value to zero; or

     5. Death of the Covered Person, if only one is elected; or, if two are elected, death of the surviving Covered Persons; or


     6. A change that removes all Covered Persons from the contract except as noted below and under "Are there circumstances under which guaranteed withdrawals for two Covered Persons, if elected, terminate for one of the Covered Persons?"


If a change of ownership occurs from a natural person to a non-natural entity, the original natural Owner(s) must also be the annuitant(s) after the ownership change to prevent termination of MarketLock For Life Plus. A change of ownership from a non-natural entity to a natural person can only occur if the new natural Owner(s) was the original natural annuitant(s) in order to prevent termination of MarketLock For Life Plus. Any ownership change is contingent upon prior review and approval by the Company.

Are there circumstances under which guaranteed withdrawals for two Covered Persons, if elected, terminate for one of the Covered Persons?

Under any of the following circumstances, MarketLock For Life Plus will provide a guarantee for one Covered Person and not the lifetime of the other Covered
Person:

     1. One of the two Covered Persons is removed from the contract, due to reasons other than death; or

     2. The original spousal joint Owners or spousal beneficiary, who are the Covered Persons, are no longer married at the time of death of the first spouse.

Under these circumstances, the fee for MarketLock For Life Plus based on two Covered Persons remains unchanged and the guaranteed withdrawals are payable for one Covered Person only. However, the remaining Covered Person may choose to terminate the feature as described under "Can MarketLock For Life Plus be cancelled?"

MARKETLOCK AND MARKETLOCK FOR TWO

What is MarketLock and MarketLock For Two?

MarketLock is an optional guaranteed minimum withdrawal benefit designed to help you create a guaranteed income stream for a specified period of time that may last as long as you live even if the entire value of your contract has been reduced to zero (the "Benefit"). MarketLock For Two is also a guaranteed minimum withdrawal benefit designed to help you create a guaranteed income stream for the life of two spouses. Thus, MarketLock and MarketLock For Two may offer protection in the event your contract value declines due to unfavorable investment performance, certain withdrawal activity, a longer than expected life span, or any combination of these factors.

Please note that these features and/or their components that permit lifetime withdrawals may not be available in your state or through the broker-dealer with which your financial representative is affiliated. Please check with your financial representative for availability and any additional restrictions. MarketLock and MarketLock For Two are described separately below.

The features do not guarantee a withdrawal of an income stream based on any Purchase Payments made after the second contract anniversary. The features only guarantee lifetime withdrawals in the manner described below. You may never need to rely on MarketLock or MarketLock For Two depending on your contract's market performance, your withdrawal activity, and your longevity.

These features may not be appropriate if you plan to make ongoing Purchase Payments, such as with contributory IRA's or tax-qualified plans. The features guarantee only Purchase Payments received in the contract's first two years.

WITHDRAWALS UNDER THE FEATURES ARE TREATED LIKE ANY OTHER WITHDRAWAL FOR THE PURPOSE OF CALCULATING TAXABLE INCOME, DEDUCTING APPLICABLE WITHDRAWAL CHARGES, AND REDUCING THE CONTRACT VALUE, FREE WITHDRAWAL AMOUNTS AND ALL OTHER BENEFITS, FEATURES AND CONDITIONS OF YOUR CONTRACT. PLEASE SEE ACCESS TO YOUR MONEY
SECTION IN THE PROSPECTUS.

Any withdrawals taken may be subject to a 10% IRS tax penalty if you are under age 59 1/2 at the time of the withdrawal. For information about how the feature is treated for income tax purposes, you should consult a qualified tax advisor concerning your particular circumstances. If you take required minimum distributions and have elected this feature, your distributions must be set up on the automated minimum distribution withdrawal program administered by our Annuity Service Center. In addition, if you have a Qualified contract, tax law and the terms of the plan may restrict withdrawal amounts.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE MARKETLOCK AND/OR MARKETLOCK FOR TWO AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.


The investment requirements applicable to MarketLock For Life Plus, discussed above, are not applicable to MarketLock and MarketLock For Two.


MARKETLOCK

How and when can I elect MarketLock?

You may only elect MarketLock at the time of contract issue and if you are age 75 or younger on the contract issue date. If the contract is jointly owned, the maximum issue age is based on the age of the older owner. MarketLock cannot be elected if you elect any other optional living benefit.

How does MarketLock work?

MarketLock automatically locks in the highest contract Anniversary Value during the first 10 years (or 20 years if you extend the Maximum Anniversary Value ("MAV") Evaluation Period, as discussed below) and guarantees annual withdrawals based on this amount over the period that the Benefit is in effect. Additionally, you may take withdrawals over the lifetime of the owner as more fully described below. For jointly owned contracts, the older owner is the life upon which the lifetime guarantee applies. Accordingly, if the older contract owner were to die first, the surviving younger spousal owner is not eligible for lifetime withdrawals, but may elect to continue the contract and receive any remaining withdrawals under the feature as described below. MarketLock is designed for individuals or spousal joint owners. Thus, if a contract is owned by non-spousal joint owners and either owner dies, the full contract value must be paid within 5 years of death, after which time the contract terminates; the surviving owner may not receive the benefit of MarketLock.

The Benefit's components and value may vary depending on when the first withdrawal is taken, the age of the older owner at the time of the first withdrawal and the amount that is withdrawn. Your withdrawal activity determines the time period over which you are eligible to receive withdrawals. You will automatically be eligible to receive lifetime withdrawals if you begin withdrawals on or after your 65th birthday and your withdrawals do not exceed the 5% Maximum Annual Withdrawal Percentage in any Benefit Year. However, you may begin taking withdrawals under the Benefit immediately following the contract issue date. See the MARKETLOCK SUMMARY TABLE below.

The table below is a summary of the MarketLock feature and applicable components of the Benefit. "Benefit Year

Anniversary" refers to each one-year period beginning on the contract issue date and ending on the day before the contract anniversary date. The term "Extension" refers to your ability to extend the MAV Evaluation Period beyond the first 10 years of your contract. Please see "Can I extend the MAV Evaluation Period beyond 10 years?" below.

MARKETLOCK SUMMARY TABLE:

---------------------------------------------------------------------
                            MAXIMUM        INITIAL         MAXIMUM
                             ANNUAL        MINIMUM         ANNUAL
                           WITHDRAWAL     WITHDRAWAL     WITHDRAWAL
                          PERCENTAGE*    PERIOD PRIOR   PERCENTAGE IF
                          PRIOR TO ANY      TO ANY      EXTENSION IS
TIME OF FIRST WITHDRAWAL   EXTENSION      EXTENSION        ELECTED
---------------------------------------------------------------------
 Before 5(th) Benefit         5%           20 years          5%
    Year anniversary
---------------------------------------------------------------------
  On or after 5(th)           7%        14.28 years**        7%
      Benefit Year
      anniversary
---------------------------------------------------------------------
  On or after 10(th)          10%          10 years          7%
      Benefit Year
      anniversary
---------------------------------------------------------------------
  On or after 20(th)          10%          10 years         10%
      Benefit Year
      anniversary
---------------------------------------------------------------------
On or after the older         5%         Life of the         5%
    contract owner's                    older contract
   65(th) birthday***                       owner
---------------------------------------------------------------------


* For the purposes of complying with the Maximum Annual Withdrawal Percentage, the amount of the withdrawal would include any charges applicable to the withdrawal. If you are taking required minimum distributions ("RMD") from the contract, and the portion of the RMD amount based on this contract only, is greater than the Maximum Annual Withdrawal Amount in a benefit year, that portion of the withdrawal will not be treated as an excess withdrawal. Any portion of an RMD withdrawal that is based on amounts greater than this contract alone will be considered an excess withdrawal. This will result in cancellation of the lifetime withdrawals and may further reduce your Maximum Annual Withdrawal Amount, MAV Benefit Base, and remaining Minimum Withdrawal Period. See "How are the components for MarketLock Calculated?" below.


** The fractional year indicates that the final withdrawal of the remaining Benefit Base, which will be less than your Maximum Annual Withdrawal Amount, may be taken at any time during the final year of the Minimum Withdrawal Period.

*** Lifetime withdrawals are available so long as your first withdrawal is taken on or after age 65 and withdrawals do not exceed the 5% Maximum Annual Withdrawal Percentage indicated above. If withdrawals exceed the 5% Maximum Annual Withdrawal Percentage in any Benefit Year (other than for RMD amounts for this contract that are greater than the Maximum Annual Withdrawal Amount), lifetime withdrawals are no longer available. Instead, available withdrawals are automatically recalculated with respect to the Minimum Withdrawal Period and Maximum Annual Withdrawal Percentage listed in the table above, based on the time of first withdrawal and reduced for withdrawals already taken.

FOR DETAILS ON THE EFFECTS OF WITHDRAWALS, PLEASE SEE "WHAT ARE THE EFFECTS OF WITHDRAWALS ON MARKETLOCK?" In order to determine the Benefit's value, we calculate each of the components as described below.

How are the components for MarketLock calculated?


FIRST, we determine the ELIGIBLE PURCHASE PAYMENTS, which include the amount of Purchase Payments received during the first two years after your contract issue date, adjusted for any withdrawals during that period. Any Purchase Payments we receive more than two years after your contract issue date are considered INELIGIBLE PURCHASE PAYMENTS. The calculation of Eligible Purchase Payments does not include any spousal continuation contributions; however, spousal continuation contributions are included in the calculation or Anniversary Values, as defined below. SEE SPOUSAL CONTINUATION BELOW. Eligible Purchase Payments are limited to $1,500,000 without prior Company approval.


SECOND, we consider the MAV EVALUATION PERIOD, which begins on your contract issue date and ends on your 10th contract anniversary. On the expiration of the MAV Evaluation Period, you may contact us to extend the MAV Evaluation Period for an additional period as discussed further below.

THIRD, we determine the ANNIVERSARY VALUE which equals the value of your contract on any contract anniversary during the MAV Evaluation Period minus any Ineligible Purchase Payments.

FOURTH, we determine the MAV BENEFIT BASE. Initially, the MAV Benefit Base equals the first Eligible Purchase Payment. Thereafter, the MAV Benefit Base is increased each time subsequent Eligible Purchase Payments are made, and adjusted each time any withdrawals of contract value are taken. Please see "What are the effects of withdrawals on MarketLock?" below. On each contract anniversary throughout the MAV Evaluation Period, the MAV Benefit Base automatically adjusts upwards if the current Anniversary Value is greater than both the current MAV Benefit Base and any previous year's Anniversary Value. Other than adjustments made for withdrawals, the MAV Benefit Base will only be adjusted upwards, and subsequent lower Anniversary Values through the MAV Evaluation Period will not result in a lower MAV Benefit Base.

FIFTH, we determine the MAXIMUM ANNUAL WITHDRAWAL AMOUNT, which represents the maximum amount that may be withdrawn each Benefit Year and is an amount calculated as a percentage of the MAV Benefit Base. The applicable Maximum Annual Withdrawal Percentage is determined based on the Benefit Year when you take your first withdrawal or whether you are taking lifetime withdrawals. Applicable percentages are shown in the MarketLock Summary Table above. If the MAV Benefit Base is increased to the current Anniversary Value, the Maximum Annual Withdrawal Amount is recalculated on that contract anniversary using the applicable Maximum Annual Withdrawal Percentage multiplied by the new MAV Benefit Base. If the MAV Benefit Base is increased for Eligible Purchase Payments, the Maximum Annual Withdrawal Amount will be recalculated by multiplying the new MAV Benefit Base by the applicable Maximum Annual Withdrawal Percentage.


FINALLY, we determine the MINIMUM WITHDRAWAL PERIOD, which is the minimum period over which you may take withdrawals under the feature. The initial Minimum Withdrawal Period is calculated when withdrawals under the Benefit begin and is recalculated when the MAV Benefit Base is adjusted to a higher Anniversary Value by dividing the MAV Benefit Base by the Maximum Annual Withdrawal Amount. Please see the MarketLock Summary Table above for initial Minimum Withdrawal Periods. The Minimum Withdrawal Periods will be reduced due to withdrawals.


FOR DETAILS ON THE EFFECTS OF WITHDRAWALS, PLEASE SEE WHAT ARE THE EFFECTS OF WITHDRAWALS ON MARKETLOCK?

Can I extend the MAV Evaluation Period beyond 10 years?

Yes. As long as the Benefit is still in effect and the older owner is age 85 or younger at the time you elect the extension, you may elect to extend the MAV Evaluation Period. We guarantee that you will be given the opportunity to extend the MAV Evaluation Period under these conditions for at least one additional evaluation period of 10 years. IN ORDER TO EXTEND THE MAV EVALUATION PERIOD, YOU MUST CONTACT US NO LATER THAN THE END OF THE MAV EVALUATION PERIOD. If you elect to extend the MAV Evaluation Period, the MAV Benefit Base can continue to be adjusted upward as described above on each anniversary during the new MAV Evaluation Period. See "How are the Components of MarketLock calculated?" Also, if you extend the MAV Evaluation Period, you should note that the components of the feature, such as the fee and Maximum Annual Withdrawal Percentage, will change to those in effect at the time you elect to extend, which may be different from the components when you initially elected the feature. We will notify you in writing of the terms of the extension at least 30 days prior to the end of the MAV Evaluation Period. Additional MAV Evaluation Periods may be offered at our sole discretion.

If you do not contact us to extend the MAV Evaluation Period, the MAV Benefit Base will no longer be adjusted on subsequent contract anniversaries. However, you can continue to take the Maximum Annual Withdrawal Amount in effect at the end of the last MAV Evaluation Period, subject to adjustments for withdrawals. You will continue to pay the fee at the rate that was in effect during the last MAV Evaluation Period and you will not be permitted to extend the MAV Evaluation Period in the future.

What is the fee for MarketLock?

The annualized fee for MarketLock is calculated as 0.65% of the MAV Benefit Base for all years in which the feature is in effect. However, if you elect to extend the MAV Evaluation Period the fee may change at the time of the extension. The fee will be calculated and deducted quarterly from the portion of your contract value allocated to the Variable Portfolios, starting on the first quarter following your contract issue date and ending upon termination of the Benefit. We will not assess the quarterly fee if you surrender or annuitize your contract before the end of a contract quarter.

You should keep in mind that an increase in the MAV Benefit Base due to an adjustment to a higher Anniversary Value or due to subsequent Eligible Purchase Payments will result in an increase to the dollar amount of the fee. Alternatively, a decrease in MAV Benefit Base due to withdrawals will decrease the dollar amount of the fee.


If your MAV Benefit Base falls to zero before the feature has been terminated, the fee will no longer be deducted. However, if the MAV Benefit Base is adjusted upwards at a later date because the current anniversary value is greater than both the current and any previous anniversary values, the calculation and deduction of the fee will resume.


What are the effects of withdrawals on MarketLock?

The Maximum Annual Withdrawal Amount, MAV Benefit Base and Minimum Withdrawal Period may change over time as a result of the timing and amounts of withdrawals.

If you elect to begin withdrawals prior to your 65th birthday (if jointly owned, prior to the 65th birthday of the older owner), you will not be eligible to receive lifetime withdrawals. If you begin withdrawals on or after your 65th birthday (older owner's 65th birthday if jointly owned) and wish to receive lifetime withdrawals, you must withdraw no more than the Maximum Annual Withdrawal Amount which is calculated as 5% of the MAV Benefit Base. If the amount of withdrawals, at any time, exceeds 5% of the MAV Benefit Base in a Benefit Year, you will not receive lifetime withdrawals. However, you can continue to receive withdrawals over the Minimum Withdrawal Period in amounts up to the Maximum Annual Withdrawal Amount as described in the MarketLock Summary Table and under "How are the components for MarketLock calculated?" above, based on when you made your first withdrawal and adjusted for withdrawals already taken.

Total withdrawals in any Benefit Year equal to or less than the Maximum Annual Withdrawal Amount reduce the MAV Benefit Base by the amount of the withdrawal. Withdrawals in excess of the Maximum Annual Withdrawal Amount are considered Excess Withdrawals. We define Excess Withdrawals as either: 1) any portion of a withdrawal that causes the total withdrawals in a Benefit Year to exceed the Maximum Annual Withdrawal Amount; or 2) any withdrawal in a Benefit Year taken after the Maximum Annual

Withdrawal Amount has been withdrawn. Excess Withdrawals will reduce the MAV Benefit Base by the greater of: (a) the amount of the Excess Withdrawal; or (b) the relative size of the Excess Withdrawal in relation to the contract value prior to the Excess Withdrawal. This means that if contract value is less than the MAV Benefit Base, withdrawals greater than the Maximum Annual Withdrawal Amount will result in a proportionately greater reduction of the MAV Benefit Base (as described below), which will be more than the amount of the withdrawal itself. This will also reduce your Maximum Annual Withdrawal Amount.

     THE IMPACT OF WITHDRAWALS AND THE EFFECT ON EACH COMPONENT OF MARKETLOCK ARE FURTHER EXPLAINED BELOW:

     MAV BENEFIT BASE: Withdrawals reduce the MAV Benefit Base as follows:

     (1) If the withdrawal does not cause total withdrawals in the Benefit Year to exceed the Maximum Annual Withdrawal Amount, the MAV Benefit Base will be reduced by the amount of the withdrawal;

     (2) Excess Withdrawals as described above reduce the MAV Benefit Base as follows:

          If total withdrawals during the Benefit Year, including the current withdrawal, exceed the Maximum Annual Withdrawal Amount, the MAV Benefit Base is reduced to the lesser of (a) or (b), where:

          (a) is the MAV Benefit Base immediately prior to the withdrawal minus the amount of the Excess Withdrawal, or;

          (b) is the MAV Benefit Base immediately prior to the withdrawal reduced in the same proportion by which the contract value is reduced by the amount of the Excess Withdrawal.

MAXIMUM ANNUAL WITHDRAWAL AMOUNT: If the sum of withdrawals in a Benefit Year does not exceed the Maximum Annual Withdrawal Amount for that Benefit Year, the Maximum Annual Withdrawal Amount will not change for the next Benefit Year unless your MAV Benefit Base is adjusted upward (as described above under "How are the components for MarketLock calculated?"). If total withdrawals in a Benefit Year exceed the Maximum Annual Withdrawal Amount, the Maximum Annual Withdrawal Amount will be recalculated on the next contract anniversary. The new Maximum Annual Withdrawal Amount will equal the new MAV Benefit Base after any withdrawals on that contract anniversary, divided by the new Minimum Withdrawal Period on that contract anniversary. On that contract anniversary, the new Maximum Annual Withdrawal Amount may be lower than your previous Maximum Annual Withdrawal Amount.

MINIMUM WITHDRAWAL PERIOD: On each contract anniversary, a new Minimum Withdrawal Period is calculated as shown in the chart below.

----------------------------------------------------------
THE AMOUNT WITHDRAWN
  IN A BENEFIT YEAR    EFFECT ON MINIMUM WITHDRAWAL PERIOD
----------------------------------------------------------
  Amounts up to the    New Minimum Withdrawal Period = the
  Maximum Annual       MAV Benefit Base (which includes a
  Withdrawal Amount    deduction for any previous
                       withdrawal), divided by the current
                       Maximum Annual Withdrawal Amount
----------------------------------------------------------
  Amounts in excess    New Minimum Withdrawal Period = the
  of the Maximum       Minimum Withdrawal Period as of the
  Annual Withdrawal    prior contract anniversary minus
  Amount               one year
----------------------------------------------------------


THE OPTIONAL LIVING BENEFITS EXAMPLES APPENDIX PROVIDES EXAMPLES OF THE EFFECTS OF WITHDRAWALS.


What happens if my contract value is reduced to zero?

If the contract value is zero but the MAV Benefit Base is greater than zero, a Benefit remains payable under the feature until the MAV Benefit Base is zero. Further, if you are eligible to take lifetime withdrawals, a Benefit is still payable even if the contract value and MAV Benefit Base both equal zero. However, the contract's other benefits, will be terminated once the contract value equals zero. You may not make subsequent Purchase Payments or transfers and no death benefit or future annuitization payments are available. Therefore, during times of unfavorable investment performance, withdrawals taken under the Benefit may reduce the contract value to zero eliminating any other benefits of the contract.

When the contract value equals zero, to receive any remaining Benefit, you must select one of the following income options:

     1. The current Maximum Annual Withdrawal Amount, paid equally on a quarterly, semi-annual or annual frequency as selected by you until either: (a) the time at which the Minimum Withdrawal Period equals zero, or (b) if receiving lifetime withdrawals, the date of death of the older contract owner ; or

     2. Lump sum distribution of the discounted present value as determined by us, of the total remaining guaranteed withdrawals; or

     3. Any payment option mutually agreeable between you and us.

What happens to MarketLock upon a spousal continuation?

A Continuing Spouse may elect to continue or cancel the feature and its accompanying fee. The components of the feature will not change as a result of a spousal continuation. However, lifetime withdrawals or the option to receive lifetime withdrawals will cease upon death of the older owner. Excluding the lifetime option, a younger continuing spouse can elect to receive withdrawals in accordance with the provisions of the MarketLock Summary Table above based on when the first withdrawal was taken and adjusted for any withdrawals already taken. In the event of the death of the younger spouse, the older spousal beneficiary may continue to receive lifetime withdrawals because they are based on the older owner's life.

If the contract owner elected MarketLock and dies during the MAV Evaluation Period and the spousal beneficiary continues the Benefit, we will continue to re-evaluate the MAV Benefit Base on each contract anniversary during the MAV Evaluation Period, and any spousal continuation contribution is included in the calculation of the Anniversary Value. See SPOUSAL CONTINUATION below. Additionally, the Continuing Spouse may extend the MAV Evaluation Period an additional period of 10 years provided that (1) the original owner did not previously extend the MAV Evaluation Period and (2) the Continuing Spouse is age 85 or younger at the time they extend the MAV Evaluation Period. Spousal continuation contributions are not considered to be Eligible Purchase Payments. However, spousal continuation contributions are included for the purpose of determining the MAV Benefit Base during the MAV Evaluation Period.

Can my non-spousal Beneficiary elect to receive any remaining withdrawals under MarketLock upon my death?

Upon the death of the older contract owner, lifetime withdrawals will no longer be available. If the contract value is greater than zero when the owner dies, a non-spousal Beneficiary must make a death claim under the contract provisions, which terminates MarketLock. If the contract value is zero when the owner dies, meaning that no death benefit is payable, but the Minimum Withdrawal Period remaining is greater than zero, a non-spousal Beneficiary may elect to continue receiving any remaining withdrawals under the feature. The other components of the feature will not change. However, the contract and its other benefits will be terminated. SEE DEATH BENEFITS BELOW.

What happens to MarketLock upon the Latest Annuity Date?

If there is remaining contract value and the MAV Benefit Base is greater than zero on the Latest Annuity Date, you must select one of the following options:

     1. Annuitize the contract value under the contract's annuity provisions; or

     2. If eligible for lifetime withdrawals, even if the MAV Benefit Base equals zero, elect to receive the current Maximum Annual Withdrawal Amount on the Latest Annuity Date, paid equally on a quarterly, semi-annual or annual frequency as selected by you, until your death; or

     3. Elect to receive your remaining MAV Benefit Base on the Latest Annuity Date paid over the Minimum Withdrawal Period with payments equal to the current Maximum Annual Withdrawal Amount. If withdrawals have not started, your Maximum Annual Withdrawal Amount and Minimum Withdrawal Period will be calculated based on the applicable Maximum Annual Withdrawal Percentage; or

     4. Any payment option mutually agreeable between you and us.

Upon election of any of the above options, the Accumulation Phase of your contract ends and the Income Phase begins. Therefore, if electing Income Payments for the life of the Annuitant, upon death, no benefit remains and the contract and its features will terminate.

Can MarketLock be cancelled?

MarketLock may be cancelled on the 5th contract anniversary, the 10th contract anniversary, or any contract anniversary thereafter. Once MarketLock is cancelled, you will no longer be charged a fee and the guarantees under the Benefit are terminated. You may not re-elect MarketLock after cancellation.

Are there circumstances under which MarketLock will automatically terminate?

The feature automatically terminates upon the occurrence of one of the following:

     1. The Minimum Withdrawal Period has been reduced to zero unless conditions for lifetime withdrawals are met; or

     2. Annuitization of the contract; or

     3. Full surrender of the contract; or

     4. Death benefit is paid.

Lifetime withdrawals will not be available in the event of:

     1. An ownership change which results in a change of the older owner;* or

     2. Withdrawals prior to the 65th birthday of the older owner; or

     3. Death of the older owner; or

     4. A Spousal Continuation (upon the death of the older owner); or

     5. A withdrawal in excess of 5% of MAV Benefit Base.**

* If a change of ownership occurs from a natural person to a non-natural entity, the original natural older owner must also be the annuitant after the ownership change to prevent termination of lifetime withdrawals. A change of ownership from a non-natural entity to a natural person can only occur if the new natural owner was the original natural older annuitant in order to prevent termination of lifetime withdrawals. Any ownership change is contingent upon prior review and approval by the Company.

** If a required minimum distribution withdrawal for this contract exceeds the Maximum Annual Withdrawal Amount, the ability to receive lifetime withdrawals will not be terminated.

MARKETLOCK FOR TWO

When and how may I elect MarketLock For Two?

You may only elect MarketLock For Two at the time of contract issue and this feature cannot be elected if you elect any other optional living benefit, including MarketLock. To elect MarketLock For Two, you must purchase the contract with your spouse as joint owner or you must designate your spouse as the sole, primary beneficiary. For Non-qualified contracts, the younger owner/spousal beneficiary must be at least age 55 and no older than age 75. For Qualified contracts, the owner and the spousal beneficiary must be at least age 55 and the owner must be no older than age 75 at the time of contract issue.

How does MarketLock For Two work?

MarketLock For Two automatically locks-in the highest Anniversary Value during the first 10 years (or 20 years if you extend the MAV Evaluation Period, as discussed below) and guarantees annual withdrawals based on this amount over your lifetime and the lifetime of your spouse. You may begin taking withdrawals immediately following the contract issue date. The Maximum Annual Withdrawal Percentage represents the maximum percentage of your MAV Benefit Base used to calculate the Maximum Annual Withdrawal Amount that you may withdraw each year, and varies depending on the age of the younger spouse at the time of the first withdrawal.

MARKETLOCK FOR TWO SUMMARY TABLE:

--------------------------------------------------------------
                                           MAXIMUM
                                            ANNUAL
  AGE OF THE YOUNGER SPOUSE               WITHDRAWAL
 AT TIME OF FIRST WITHDRAWAL             PERCENTAGE*
--------------------------------------------------------------
 At least age 55 but prior to
         63rd Birthday                        4%
--------------------------------------------------------------
 At least age 63 but prior to
         76th Birthday                        5%
--------------------------------------------------------------
  On or after 76th birthday                   6%
--------------------------------------------------------------

* If you are taking required minimum distributions ("RMD") from the contract, and the portion of the RMD amount based on this contract is greater than the Maximum Annual Withdrawal Amount (defined below), that portion of the withdrawal will not be treated as an excess withdrawal. Any portion of an RMD withdrawal that is based on amounts other than this contract will be considered an Excess Withdrawal. Please see "What are the effects of withdrawals on MarketLock For Two?" below.

How are the components for MarketLock For Two calculated?


FIRST, we determine the ELIGIBLE PURCHASE PAYMENTS, which include the amount of Purchase Payments received during the first two years after your contract issue date. Any Purchase Payments we receive more than two years after your contract issue date are considered INELIGIBLE PURCHASE PAYMENTS. The calculation of Eligible Purchase Payments does not include any spousal continuation contributions; however, spousal continuation contributions are included in the calculation of Anniversary Values, as defined below. SEE THE SPOUSAL CONTINUATION SECTION BELOW. Eligible Purchase Payments are limited to $1,500,000 without our prior approval.


SECOND, we consider the MAV EVALUATION PERIOD, which begins on your contract issue date and ends on your 10th contract anniversary. On the expiration of the MAV Evaluation Period, you may contact us to extend the MAV Evaluation Period for an additional period as discussed further below.

THIRD, we determine the ANNIVERSARY VALUE which equals the value of your contract on any contract anniversary during the MAV Evaluation Period minus any Ineligible Purchase Payments.

FOURTH, we determine the MAV BENEFIT BASE. Initially, the MAV Benefit Base is equal to the first Eligible Purchase Payment. Thereafter, the MAV Benefit Base is increased each time subsequent Eligible Purchase Payments are made, and adjusted each time any Excess Withdrawals are taken. Please see "What are the effects of withdrawals on MarketLock For Two?" below. On each contract anniversary throughout the MAV Evaluation Period, the MAV Benefit Base automatically adjusts upwards if the current Anniversary Value is greater than both the current MAV Benefit Base and any previous year's Anniversary Value. Other than adjustments made for excess withdrawals, the MAV Benefit Base will only be adjusted upwards, and subsequent lower Anniversary Values through the MAV Evaluation Period will not result in a lower MAV Benefit Base.

FINALLY, we determine the MAXIMUM ANNUAL WITHDRAWAL AMOUNT, which represents the maximum amount that may be withdrawn each Benefit Year and is an amount calculated by multiplying the current MAV Benefit Base by the applicable Maximum Annual Withdrawal Percentage. The applicable Maximum Annual Withdrawal Percentage is determined based on the younger spouse's age when you take your first withdrawal. Applicable percentages are shown in the MarketLock For Two Summary Table above. If the MAV Benefit Base is increased to the current Anniversary Value, the Maximum Annual Withdrawal Amount is recalculated on that contract anniversary by multiplying the new MAV Benefit Base by the applicable Maximum Annual Withdrawal Percentage. If the MAV Benefit Base is increased for any Eligible Purchase Payments, the Maximum Annual

Withdrawal Amount will be recalculated upon receipt of each Eligible Purchase Payments by multiplying the new MAV Benefit Base by the applicable Maximum Annual Withdrawal Percentage.

What is the fee for MarketLock For Two?

The annualized fee for MarketLock For Two for all years in which the feature is in effect, is calculated as 0.40% of the MAV Benefit Base prior to any withdrawal being taken and 0.80% of the MAV Benefit Base after the first withdrawal is taken. However, if you elect to extend the MAV Evaluation Period the fee may change at the time of the extension.


You should keep in mind that an increase in the MAV Benefit Base due to an adjustment to a higher Anniversary Value or due to subsequent Eligible Purchase Payments will result in an increase to the dollar amount of the fee. The fee will be calculated and deducted quarterly from the portion of your contract value allocated to the Variable Portfolios, starting on the first quarter following your contract issue date and ending upon termination of the Benefit. The 0.80% fee applicable after the first withdrawal is assessed at the end of the quarter in which the withdrawal is taken. If your contract value and/or MAV Benefit Base falls to zero before the feature has been terminated, the fee will no longer be deducted. However, if the MAV Benefit Base is adjusted upwards at a later date because the current anniversary value is greater than both the current and any previous anniversary values, the calculation and deduction of the fee will resume. We will not assess the quarterly fee if you surrender or annuitize your contract before the end of a contract quarter.


What are the effects of withdrawals on MarketLock For Two?

The Maximum Annual Withdrawal Amount and the MAV Benefit Base may change over time as a result of the timing and amounts of withdrawals.

Any withdrawals in a Benefit Year that in total are less than or equal to the Maximum Annual Withdrawal Amount, do not reduce the MAV Benefit Base. We define Excess Withdrawals as either: 1) any portion of a withdrawal that causes the total withdrawals in a benefit year to exceed the Maximum Annual Withdrawal Amount; or 2) any withdrawal in a Benefit Year taken after the Maximum Annual Withdrawal Amount has been withdrawn. Excess Withdrawals will reduce the MAV Benefit Base in the same proportion by which the contract value is reduced by the Excess Withdrawal. Excess Withdrawals also result in a reduction to your Maximum Annual Withdrawal Amount because it is recalculated after each Excess Withdrawal by multiplying the reduced MAV Benefit Base by the existing Maximum Annual Withdrawal Percentage. In addition, if in any year an Excess Withdrawal reduces the contract value to zero, MarketLock For Two is terminated and you will not continue to receive withdrawals over your and your spouse's lifetime.

The impact of withdrawals and the effect on each component of MarketLock For Two are further explained below:

     MAV BENEFIT BASE: If the sum of withdrawals in any Benefit Year does not exceed the Maximum Annual Withdrawal Amount, the MAV Benefit Base is not reduced for those withdrawals. Excess Withdrawals as described above reduce the MAV Benefit Base as follows:

     For each Excess Withdrawal taken, the MAV Benefit Base is reduced in the same proportion by which the contract value is reduced by each Excess Withdrawal.

     MAXIMUM ANNUAL WITHDRAWAL AMOUNT: The Maximum Annual Withdrawal Amount is recalculated each time there is a change in the MAV Benefit Base. Accordingly, if the sum of withdrawals in any Benefit Year does not exceed the Maximum Annual Withdrawal Amount for that year, the Maximum Annual Withdrawal Amount will not change for the next year unless your MAV Benefit Base is adjusted upward (as described above under "How are the components for MarketLock For Two Calculated?"). If you take an Excess Withdrawal, the Maximum Annual Withdrawal Amount will be recalculated by multiplying the reduced MAV Benefit Base by the existing Maximum Annual Withdrawal Percentage. This newly recalculated Maximum Annual Withdrawal Amount will be available beginning on the next contract anniversary and may be lower than your previous Maximum Annual Withdrawal Amount For Two.


THE OPTIONAL LIVING BENEFITS EXAMPLES APPENDIX PROVIDES EXAMPLES OF THE EFFECTS OF WITHDRAWALS.


What happens if the contract value is reduced to zero?

If the contract value is zero but the MAV Benefit Base is greater than zero, a Benefit remains payable over your lifetime and the lifetime of your spouse. However, if at the time an Excess Withdrawal is taken, your contract value is reduced to zero, no Benefit remains.

The contract's other benefits will be terminated once the contract value equals zero. You may not make subsequent Purchase Payments or transfers and no death benefit or future annuity payments are available. Therefore, during times of unfavorable investment performance, withdrawals taken under the benefit may reduce the contract value to zero eliminating any other benefits of the contract.

Except as described above, when the contract value equals zero, to receive any remaining benefit, you may select one of the following income options:

     1. The current Maximum Annual Withdrawal Amount, paid equally on a quarterly, semi-annual or annual frequency as selected by you until the date of death of the surviving spouse; or

     2. Lump sum distribution of the discounted present value as determined by us, of the total remaining guaranteed withdrawals; or

     3. Any payment option mutually agreeable between you and us.

If you do not select a payment option, the remaining Benefit will be paid as the current Maximum Annual Withdrawal Amount on a quarterly basis until the date of death of the surviving spouse.

Can I extend the MAV Evaluation Period beyond 10 years?

Yes. As long as the Benefit is still in effect and the younger spouse is age 85 or younger at the time you elect the extension, they may elect to extend the MAV Evaluation Period. We guarantee that you will be given the opportunity to extend the MAV Evaluation Period under these conditions for at least one additional evaluation period of 10 years. IN ORDER TO EXTEND THE MAV EVALUATION PERIOD, YOU MUST CONTACT US NO LATER THAN 60 DAYS AFTER THE END OF THE MAV EVALUATION PERIOD. If you elect to extend the MAV Evaluation Period, the MAV Benefit Base can continue to be adjusted upward as described above on each anniversary during the new MAV Evaluation Period. See "How are the components for MarketLock For Two calculated?" Also, if you extend the MAV Evaluation Period, you should note that the components of the feature, such as the fee, will change to those in effect at the time you elect to extend, which may be different from the components when you initially elected the feature. Additional MAV Evaluation Periods may be offered at our sole discretion.

If you do not contact us to extend the MAV Evaluation Period, the MAV Benefit Base will no longer be adjusted for market gains on subsequent contract anniversaries. However, you can continue to take the Maximum Annual Withdrawal Amount in effect at the end of the last MAV Evaluation Period, subject to adjustments for excess withdrawals. You will continue to pay the fee at the rate that was in effect during the last MAV Evaluation Period and you will not be permitted to extend the MAV Evaluation Period in the future.

What happens to MarketLock For Two upon a spousal continuation?

The components of the feature will not change as a result of a spousal continuation. A continuing spouse can elect to receive withdrawals in accordance with the provisions of the MarketLock For Two Summary Table above based on the age of the younger spouse when the first withdrawal was taken and based on the MAV Benefit Base at the time of spousal continuation. Alternatively, if contract value is greater than zero, a continuing spouse may make a death claim under the death provisions of the contract and terminate the contract and the MarketLock For Two feature.

If spousal continuation occurs during the MAV Evaluation Period, the continuing spouse will continue to receive any upward adjustments due to market gains to the MAV Benefit Base during the period and any spousal continuation contribution is included in the Anniversary Value. However, spousal continuation contributions are not considered to be Eligible Purchase Payments. In addition, the continuing spouse will be eligible to extend the MAV Evaluation Period upon the expiration of the initial period. (See "Can I extend the MAV Evaluation Period beyond 10 years?").

Can a non-spousal Beneficiary elect to receive any remaining benefits under MarketLock For Two upon the death of the second spouse?

No. Upon the death of both spouses, if the contract value is greater than zero, a non-spousal beneficiary must make an election under the death provisions of the contract, which terminates MarketLock For Two. SEE DEATH BENEFITS BELOW.

What happens to MarketLock For Two upon the Latest Annuity Date?

If there is remaining contract value and the MAV Benefit Base is greater than zero on the Latest Annuity Date, you must select one of the following options:

     1. Annuitize the contract value under the contract's annuity provisions; or

     2. Elect to receive the current Maximum Annual Withdrawal Amount on the Latest Annuity Date, paid equally on a quarterly, semi-annual or annual frequency as selected by you until the date of death of the surviving spouse, if eligible for lifetime withdrawals, even if the MAV Benefit Base is zero; or

     3. Any payment option mutually agreeable between you and us.

Upon election of items 1, 2, or 3 above, the Accumulation Phase of your contract ends and the Income Phase begins. Therefore, if electing Income Payments for the life of the Annuitant, upon death, no benefit remains and the contract and its features will terminate.

Can MarketLock For Two be cancelled?

MarketLock For Two may be cancelled on the 5th contract anniversary, the 10th contract anniversary, or any contract anniversary thereafter. Once MarketLock For Two is cancelled, you will no longer be charged a fee and the guarantees under the Benefit are terminated. You may not extend the MAV Evaluation Period and you may not re-elect MarketLock For Two after cancellation.

Are there circumstances under which MarketLock For Two will automatically terminate?

The feature automatically terminates upon the occurrence of one of the following:

     1. Annuitization of the contract; or

     2. Full surrender of the contract; or

     3. A death benefit is paid and the contract is not continued by the spouse; or

     4. Excess withdrawals that reduce the contract value to zero which then reduces the MAV Benefit Base to zero; or

     5. Death of surviving original spouse; or

     6. A change in ownership that involves the original owner(s) except as noted below and under "Are there circumstances under which guaranteed withdrawals over the lifetime of your spouse is terminated?"*

     * If a change of ownership occurs from a natural person to a non-natural entity, the original natural owner(s) must also be the annuitant(s) after the ownership change to prevent termination of MarketLock For Two. A change of ownership from a non-natural entity to a natural person can only occur if the new natural owner(s) was the original natural annuitant(s) in order to prevent termination of MarketLock For Two. Any ownership change is contingent upon prior review and approval by the Company.

Are there circumstances under which guaranteed withdrawals over the lifetime of your spouse are terminated?

Under any of the following circumstances, MarketLock For Two will provide a guarantee for your lifetime and not the lifetime of your spouse:

     1. One of the two original owners is removed from the contract; or

     2. The original spousal beneficiary is removed or replaced; or

     3. The original spousal joint owner or spousal beneficiary is removed or replaced upon divorce; or

     4. The original spousal joint owners or spousal beneficiary are no longer married at the time of death of the first spouse.

Under these circumstances, the original remaining owner continues to pay the fee for MarketLock For Two and receives the Benefit for his/her lifetime only, or may choose to terminate the feature as described under "Can MarketLock For Two be cancelled?"

POLARIS INCOME REWARDS

What is Polaris Income Rewards?

Polaris Income Rewards is an optional guaranteed minimum withdrawal benefit designed to help you create a guaranteed income stream. You are guaranteed to receive withdrawals over a minimum number of years that in total equal at least Purchase Payments made in the first 90 days after contract issue with an opportunity for a Step-Up Amount, as described below, adjusted for withdrawals during that period (the "Benefit"); these withdrawals are guaranteed even if the contract value falls to zero. Polaris Income Rewards does not guarantee lifetime withdrawals but it may offer protection in the event your contract value declines due to unfavorable investment performance. Polaris Income Rewards has rules and restrictions that are discussed in detail below.

Polaris Income Rewards offers three options. These options provide, over a minimum number of years, a guaranteed minimum withdrawal amount equal to at least your Purchase Payments made in the first 90 days (adjusted for withdrawals) with an opportunity to receive a 10%, 20% or 50% step-up amount depending on the option elected. If you take withdrawals prior to the Benefit Availability Date (as defined in the table below), you will receive either no step-up amount or a reduced step-up amount, depending on the option selected.

Each option and its components are described below. You should read each option carefully and discuss the feature with your financial representative before electing an option.

How and when can I elect Polaris Income Rewards?

You may only elect this feature at the time of contract issue. You may not change the option after election. Please refer to the Polaris Income Rewards Summary Table below for the age limitations associated with these features.

Generally, once you elect Polaris Income Rewards, it cannot be cancelled.


Polaris Income Rewards cannot be elected if you elect any other optional living benefit. Polaris Income Rewards may not be available through the broker-dealer with which your financial representative is affiliated. Please check with your financial representative for availability.


How is the Benefit for Polaris Income Rewards calculated?

In order to determine the Benefit, we calculate each of the components as described below. The Benefit's components and value may vary depending on the option you choose. The earliest date you may begin taking withdrawals under the Benefit is the BENEFIT AVAILABILITY DATE. Each one-year period beginning on the contract issue date and ending on the day before the contract anniversary date is considered a BENEFIT YEAR.

What are the three Polaris Income Rewards options?

The table below is a summary of the three Polaris Income Rewards options we are currently offering.

POLARIS INCOME REWARDS SUMMARY:

-----------------------------------------------------------------------------------------
                                                                                MINIMUM
                                                                              WITHDRAWAL
                                                                                PERIOD*
                                                                              (IF MAXIMUM
                                                                                ANNUAL
                                                                  MAXIMUM     WITHDRAWAL
                                      BENEFIT                     ANNUAL        AMOUNT
                        MAXIMUM     AVAILABILITY    STEP-UP     WITHDRAWAL       TAKEN
       OPTION         ELECTION AGE      DATE        AMOUNT     PERCENTAGE***  EACH YEAR)
-----------------------------------------------------------------------------------------
         1             Age 80 or      3 years       10%* of       10% of       11 years
                      younger on     following    Withdrawal    Withdrawal
                      the contract   contract       Benefit    Benefit Base
                      issue date    issue date       Base
-----------------------------------------------------------------------------------------
         2             Age 80 or      5 years       20%* of       10% of       12 years
                      younger on     following    Withdrawal    Withdrawal
                      the contract   contract       Benefit    Benefit Base
                      issue date    issue date       Base
-----------------------------------------------------------------------------------------
         3             Age 70 or     10 years      50%** of       10% of       15 years
                      younger on     following    Withdrawal    Withdrawal
                      the contract   contract       Benefit    Benefit Base
                      issue date    issue date       Base
-----------------------------------------------------------------------------------------

* If you elect Option 1 or 2 and take a withdrawal prior to the Benefit Availability Date, you will not receive a Step-Up Amount. The Minimum Withdrawal Period for Options 1 and 2 will be 10 years if you do not receive a Step-Up Amount.

** If you elect Option 3 and take a withdrawal prior to the Benefit Availability Date, you will receive a reduced Step-Up Amount of 30% of the Withdrawal Benefit Base. The Minimum Withdrawal Period will be 13 years if you receive a reduced Step-Up Amount.

*** For contract holders subject to annual required minimum distributions, the Maximum Annual Withdrawal Amount will be the greater of: (1) the amount indicated in the table above; or (2) the annual required minimum distribution amount associated with your contract value only. Required minimum distributions may reduce your Minimum Withdrawal Period. Please see IMPORTANT INFORMATION section below.

How are the components for Polaris Income Rewards calculated?

First, we determine the ELIGIBLE PURCHASE PAYMENTS, which include the amount of Purchase Payments made to the contract during the first 90 days after your contract issue date, adjusted for any withdrawals before the Benefit Availability Date in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal. The calculation of Eligible Purchase Payments does not include spousal continuation contributions. SEE SPOUSAL CONTINUATION BELOW.

Second, we determine the WITHDRAWAL BENEFIT BASE. On the Benefit Availability Date, the Withdrawal Benefit Base equals the sum of all Eligible Purchase Payments.

Third, we determine the STEP-UP AMOUNT, if any, which is calculated as a specified percentage (listed in the Polaris Income Rewards Summary table above) of the Withdrawal Benefit Base on the Benefit Availability Date. If you elect Option 1 or 2, you will not receive a Step-Up Amount if you take any withdrawals prior to the Benefit Availability Date. If you elect Option 3, the Step-Up Amount will be reduced to 30% of the Withdrawal Benefit Base if you take any withdrawals prior to the Benefit Availability Date. The Step-Up Amount is not considered a Purchase Payment and cannot be used in calculating any other benefits, such as death benefits, contract values or annuitization value.

Fourth, we determine the STEPPED-UP BENEFIT BASE, which is the total amount available for withdrawal under the feature and is used to calculate the minimum time period over which you may take withdrawals under the Polaris Income Rewards feature. The Stepped-Up Benefit Base equals the Withdrawal Benefit Base plus the Step-Up Amount, if any.

Fifth, we determine the MAXIMUM ANNUAL WITHDRAWAL AMOUNT, which is a stated percentage (listed in the Polaris Income Rewards Summary table above) of the Withdrawal Benefit Base and represents the maximum amount of withdrawals that are available under this feature each Benefit Year after the Benefit Availability Date.

Finally, we determine the MINIMUM WITHDRAWAL PERIOD, which is the minimum period over which you may take withdrawals under the Polaris Income Rewards feature. The Minimum Withdrawal Period is calculated by dividing the Stepped-Up Benefit Base by the Maximum Annual Withdrawal Amount.

What is the fee for Polaris Income Rewards?

The annualized Polaris Income Rewards fee will be assessed as a percentage of the Withdrawal Benefit Base. The fee will be deducted quarterly from the portion of your contract value allocated to the Variable Portfolios starting on the first quarter following the contract issue date and ending upon the termination of the feature. If your contract value falls to zero before the feature has been terminated, the fee will no longer be assessed. We will not assess the quarterly fee if you surrender or annuitize before the end of a quarter.

 ----------------------------------------------------
       CONTRACT YEAR             ANNUALIZED FEE
 ----------------------------------------------------
         0-7 years                    0.65%
 ----------------------------------------------------
        8-10 years                    0.45%
 ----------------------------------------------------
            11+                       None
 ----------------------------------------------------

What are the effects of withdrawals on Polaris Income Rewards?

The Benefit amount, Maximum Annual Withdrawal Amount and Minimum Withdrawal Period may change over time as a result of withdrawal activity. Withdrawals after the Benefit Availability Date equal to or less than the Maximum Annual Withdrawal Amount generally reduce the Benefit by the amount of the withdrawal. Withdrawals in excess of the

Maximum Annual Withdrawal Amount will reduce the Benefit in the same proportion that the contract value was reduced at the time of the withdrawal. This means if investment performance is down and contract value is reduced, withdrawals greater than the Maximum Annual Withdrawal Amount will result in a greater reduction of the Benefit. The impact of withdrawals and the effect on each component of Polaris Income Rewards are further explained through the calculations below:

     WITHDRAWAL BENEFIT BASE: Withdrawals prior to the Benefit Availability Date reduce the Withdrawal Benefit Base in the same proportion that the contract value was reduced at the time of the withdrawal. Withdrawals prior to the Benefit Availability Date also eliminate any Step-Up Amount for Options 1 and 2 and reduce the Step-Up Amount to 30% of the Withdrawal Benefit Base for Option 3.

     Withdrawals after the Benefit Availability Date will not reduce the Withdrawal Benefit Base until the sum of withdrawals after the Benefit Availability Date exceeds the Step-Up Amount. Thereafter, any withdrawal or portion of a withdrawal will reduce the Withdrawal Benefit Base as follows:

     (1) If the withdrawal does not cause total withdrawals in the Benefit Year to exceed the Maximum Annual Withdrawal Amount, the Withdrawal Benefit Base will be reduced by the amount of the withdrawal, or

     (2) If the withdrawal causes total withdrawals in the Benefit Year to exceed the Maximum Annual Withdrawal Amount, the Withdrawal Benefit Base is reduced to the lesser of (a) or (b), where:

          a. is the Withdrawal Benefit Base immediately prior to the withdrawal minus the amount of the withdrawal, or;

          b. is the Withdrawal Benefit Base immediately prior to the withdrawal reduced in the same proportion by which the contract value is reduced by the amount of the withdrawal.

     STEPPED-UP BENEFIT BASE: Since withdrawals prior to the Benefit Availability Date eliminate any Step-Up Amount for Options 1 and 2, the Stepped-Up Benefit Base will be equal to the Withdrawal Benefit Base if you take withdrawals prior to the Benefit Availability Date. For Option 3, if you take withdrawals prior to the Benefit Availability Date, the Stepped-Up Benefit Base will be equal to the Withdrawal Benefit Base plus the reduced Step-Up Amount which will be 30% of the Withdrawal Benefit Base, adjusted for such withdrawals.

     If you do not take withdrawals prior to the Benefit Availability Date, you will receive the entire Step-Up Amount and the Stepped-Up Benefit Base will equal the Withdrawal Benefit Base plus the Step-Up Amount.

     After the Benefit Availability Date, any withdrawal that does not cause total withdrawals in a Benefit Year to exceed the Maximum Annual Withdrawal Amount will reduce the Stepped-Up Benefit Base by the amount of the withdrawal. After the Benefit Availability Date, any withdrawal that causes total withdrawals in a Benefit Year to exceed the Maximum Annual Withdrawal Amount (in that Benefit Year) reduces the Stepped-Up Benefit Base to the lesser of (a) or (b), where:

          a. is the Stepped-Up Benefit Base immediately prior to the withdrawal minus the amount of the withdrawal, or;

          b. is the Stepped-Up Benefit Base immediately prior to the withdrawal reduced in the same proportion by which the contract value is reduced by the amount of the withdrawal.

MAXIMUM ANNUAL WITHDRAWAL AMOUNT: If the sum of withdrawals in a Benefit Year does not exceed the Maximum Annual Withdrawal Amount for that Benefit Year, the Maximum Annual Withdrawal Amount does not change for the next Benefit Year. If total withdrawals in a Benefit Year exceed the Maximum Annual Withdrawal Amount, the Maximum Annual Withdrawal Amount will be recalculated at the start of the next Benefit Year. The new Maximum Annual Withdrawal Amount will equal the Stepped-Up Benefit Base on that Benefit Year anniversary divided by the Minimum Withdrawal Period on that Benefit Year anniversary. The new Maximum Annual Withdrawal Amount may be lower than your previous Maximum Annual Withdrawal Amounts.

     MINIMUM WITHDRAWAL PERIOD: After each withdrawal, a new Minimum Withdrawal Period is calculated. If total withdrawals in a Benefit Year are less than or equal to the current Maximum Annual Withdrawal Amount, the new Minimum Withdrawal Period equals the Stepped-Up Benefit Base after the withdrawal, divided by the current Maximum Annual Withdrawal Amount.

     During any Benefit Year in which the sum of withdrawals exceeds the Maximum Annual Withdrawal Amount, the new Minimum Withdrawal Period equals the Minimum Withdrawal Period calculated at the end of the prior Benefit Year reduced by one year.

     CONTRACT VALUE: Any withdrawal under the Benefit reduces the contract value by the amount of the withdrawal.


THE OPTIONAL LIVING BENEFITS EXAMPLES APPENDIX PROVIDES EXAMPLES OF THE EFFECTS OF WITHDRAWALS.

What happens if my contract value is reduced to zero with Polaris Income
Rewards?

If the contract value is zero but the Stepped-Up Benefit Base is greater than zero, a Benefit remains payable under the feature until the Benefit Base is zero. However, the contract and its features and other benefits will be terminated once the contract value equals zero. Once the contract is terminated, you may not make subsequent Purchase Payments and no death benefit or future annuitization payments are available. Therefore, under adverse market conditions, withdrawals taken under the Benefit may reduce the contract value to zero eliminating any other benefits of the contract.

To receive your remaining Benefit, you may select one of the following options:

     1. The current Maximum Annual Withdrawal Amount, paid equally on a quarterly, semi-annual or annual frequency as selected by you until the Stepped-Up Benefit Base equals zero; or

     2. Lump sum distribution of the discounted present value as determined by us, of the total remaining guaranteed withdrawals; or

     3. Any payment option mutually agreeable between you and us.

If you do not select a payment option, the remaining Benefit will be paid as the current Maximum Annual Withdrawal Amount on a quarterly basis.

What happens to Polaris Income Rewards upon a spousal continuation?

A Continuing Spouse may elect to continue or cancel the feature and its accompanying fee. The components of the feature will not change as a result of a spousal continuation. However, continuation contributions are not considered to be Eligible Purchase Payments. SEE SPOUSAL CONTINUATION BELOW.

Can my non-spousal Beneficiary elect to receive any remaining withdrawals under Polaris Income Rewards upon my death?

If the contract value is greater than zero when the owner dies, a non-spousal Beneficiary must make a death claim under the contract provisions, which terminates Polaris Income Rewards. SEE DEATH BENEFITS BELOW. If the contract value is zero when the owner dies, meaning that no death benefit is payable, but the Stepped-Up Benefit Base is greater than zero, a non-spousal Beneficiary may elect to continue receiving any remaining withdrawals under the feature. The components of the feature will not change.

Can Polaris Income Rewards be cancelled?

Once you elect Polaris Income Rewards, you may not cancel the feature. However, there is no charge for Polaris Income Rewards after the 10th contract anniversary.

Additionally, the features automatically terminate upon the occurrence of one of the following:

     1. The Stepped-Up Benefit Base is equal to zero; or

     2. Annuitization of the contract; or

     3. Full surrender of the contract; or

     4. Death benefit is paid; or

     5. Upon a spousal continuation, the Continuing Spouse elects not to continue the contract with the feature.

What happens to Polaris Income Rewards upon the Latest Annuity Date?

If your contract value and Stepped-Up Benefit Base are greater than zero, and you begin the Income Phase upon or before the Latest Annuity Date, you will not receive the benefit of any remaining guaranteed withdrawals under the feature. Your annuity income payments will be calculated using your contract value and the selected income option. Please see INCOME OPTIONS below.

IMPORTANT INFORMATION ABOUT POLARIS INCOME REWARDS

Polaris Income Rewards is designed to offer protection of your initial investment in the event of a significant market downturn. Polaris Income Rewards may not guarantee an income stream based on all Purchase Payments made into your contract. Polaris Income Rewards does not guarantee investment gains nor does it guarantee a withdrawal of any subsequent Purchase Payments made after the 90th day following the contract issue date. This feature does not guarantee lifetime income payments. You may never need to rely on Polaris Income Rewards if your contract performs within a historically anticipated range. However, past performance is no guarantee of future results.

WITHDRAWALS UNDER THIS FEATURE ARE TREATED LIKE ANY OTHER WITHDRAWAL FOR THE PURPOSE OF REDUCING THE CONTRACT VALUE, FREE WITHDRAWAL AMOUNTS AND ALL OTHER BENEFITS, FEATURES AND CONDITIONS OF YOUR CONTRACT. PLEASE SEE ACCESS TO YOUR MONEY ABOVE.

If you elect Polaris Income Rewards and need to take withdrawals or are required to take required minimum distributions ("RMD") under the Internal Revenue Code from this contract prior to the Benefit Availability Date, you should know that such withdrawals may negatively affect the value of the Benefit.

Any withdrawals taken may be subject to a 10% IRS tax penalty if you are under age 59 1/2 at the time of the withdrawal. For information about how the feature is treated for income tax purposes, you should consult a qualified tax advisor concerning your particular circumstances. If you set up RMDs and have elected this feature, your withdrawals must be automated and will not be recalculated on an annual basis.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE POLARIS INCOME REWARDS AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

CAPITAL PROTECTOR

What is Capital Protector?

Capital Protector is an optional guaranteed minimum accumulation benefit. Capital Protector offers protection in the event that your contract value declines due to unfavorable investment performance. On your 10th contract anniversary ("Benefit Date"), the feature provides a one-time adjustment ("Benefit") so that your contract value will be worth at least the amount of your guaranteed Purchase Payment(s), adjusted for withdrawals as specified below, as of the Benefit Date.

How and when can I elect Capital Protector?

You may only elect this feature at the time your contract is issued. You cannot elect the feature if you are age 81 or older on the contract issue date. Capital Protector is not available if you elect any other optional living benefit.

Capital Protector may not be available through the broker-dealer with which your financial representative is affiliated. Please check with your financial representative for availability.

Can Capital Protector be cancelled?

Generally, this feature and its corresponding charge cannot be cancelled or terminated prior to the Benefit Date. The feature terminates automatically following the Benefit Date. In addition, the feature will no longer be available and no Benefit will be paid if a death benefit is paid or if the contract is fully surrendered or annuitized before the Benefit Date.

How is the Benefit calculated for Capital Protector?

The Benefit is a one-time adjustment to your contract in the event that your contract value on the Benefit Date is less than the Purchase Payments made in the contract's first 90 days.

The Benefit is equal to your Benefit Base, as defined below, minus your contract value on the Benefit Date. If the resulting amount is positive, you will receive a Benefit under the feature. If the resulting amount is negative, you will not receive a Benefit.

Your Benefit Base is equal to (a) minus (b) where:

     (a) is the Purchase Payments received on or after the contract issue date in the contract's first 90 days, and;

     (b) is an adjustment for all withdrawals and applicable fees and charges made subsequent to the contract issue date, in an amount proportionate to the amount by which the withdrawal decreased the contract value at the time of the withdrawal.

What is the fee for Capital Protector?

The annualized fee is calculated as a percentage of contract value minus Purchase Payments received after the 90th day since the contract issue date. The fee will be deducted from your contract value each quarter throughout the first 10 full contract years, beginning at the end of the first contract quarter following the contract issue date and up to and including on the Benefit Date. Once the feature is terminated, as discussed above, the charge will no longer be deducted. We will also not assess the quarterly fee if you surrender or annuitize before the end of the quarter.

----------------------------------------------------------------------------------
             CONTRACT YEAR                             ANNUALIZED FEE
----------------------------------------------------------------------------------
                  0-7                                      0.50%
----------------------------------------------------------------------------------
                  8-10                                     0.25%
----------------------------------------------------------------------------------
                  11+                                       none
----------------------------------------------------------------------------------

What happens to Capital Protector upon a spousal continuation?

If your spouse chooses to continue this contract upon your death, this feature cannot be terminated. The Benefit Date will not change as a result of a spousal continuation. SEE SPOUSAL CONTINUATION BELOW.

IMPORTANT INFORMATION ABOUT CAPITAL PROTECTOR

Capital Protector only guarantees Purchase Payments made in the first 90 days after issue. If you plan to add subsequent Purchase Payments after the first 90 days, you should know that Capital Protector would not protect those Purchase Payments.

Since Capital Protector may not guarantee a return of all Purchase Payments, it is important to realize that subsequent Purchase Payments made into the contract may decrease the value of the Benefit. For example, if near the end of the Benefit Date your Benefit Base is greater than your contract value, and you then make a subsequent Purchase Payment that causes your contract value to be larger than your Benefit Base on your Benefit Date, you will not receive any Benefit even though you have paid for Capital Protector throughout the first 10 full contract years. You should discuss making subsequent Purchase Payments with your financial representative as such activity may reduce or eliminate the value of the Benefit.

We will allocate the Benefit, if any, on the Benefit Date to the Cash Management Variable Portfolio. Any Benefit paid is not considered a Purchase Payment for purposes of calculating other benefits or features of your contract. Other contract benefits based on earnings, will continue to define earnings as the difference between contract value and Purchase Payments adjusted for withdrawals. For information about how the Benefit is treated for income tax purposes, you should consult a qualified tax advisor for information concerning your particular circumstances.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE CAPITAL PROTECTOR AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

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                                 DEATH BENEFIT
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DEATH BENEFITS

If you die during the Accumulation Phase of your contract, we pay a death benefit to your Beneficiary. You must select a death benefit option at the time you purchase your contract. Once selected, you cannot change your death benefit option. You should discuss the available options with your financial representative to determine which option is best for you.

We do not pay a death benefit if you die after you begin the Income Phase; your Beneficiary would receive any remaining guaranteed annuity income payments in accordance with the annuity income option you selected. SEE INCOME OPTIONS BELOW.


If your contract value is reduced to zero as a result of receiving guaranteed withdrawals under a living benefit feature, no death benefit will be paid. PLEASE SEE MARKETLOCK FOR LIFE PLUS, MARKETLOCK, MARKETLOCK FOR TWO AND POLARIS INCOME REWARDS ABOVE.


You designate your Beneficiary, who will receive any death benefit payments. You may change the Beneficiary at any time, unless you previously made an irrevocable Beneficiary designation. If your contract is jointly owned, the surviving joint owner is the sole beneficiary.


We calculate and pay the death benefit when we receive all required paperwork and satisfactory proof of death at the Annuity Service Center. All death benefit calculations discussed below are made as of the day a death benefit request is received by us in good order at the Annuity Service Center, (including satisfactory proof of death) if the request is received before Market Close. If the death benefit request is received after Market Close, the death benefit calculations will be as of the next business day. We consider the following satisfactory proof of death:


     1. a certified copy of the death certificate; or

     2. a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

     3. a written statement by a medical doctor who attended the deceased at the time of death; or

     4. any other proof satisfactory to us.

If a Beneficiary does not elect a settlement option, within 60 days of our receipt of all required paperwork and satisfactory proof of death, we pay a lump sum death benefit to the Beneficiary.

The death benefit must be paid within 5 years of the date of death unless the Beneficiary elects to have it payable in the form of an income option. If the Beneficiary elects an annuity income option, it must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payments must begin within one year of your death.

If the Beneficiary is the spouse of a deceased owner, he or she can elect to continue the Contract. SEE SPOUSAL CONTINUATION BELOW.

Payments must begin under the selected annuity income option no later than the first anniversary of death for Non-qualified contracts or December 31st of the year following the year of death for IRAs. Beneficiaries who do not begin taking payments within these specified time periods will not be eligible to elect an income option.

DEATH BENEFIT DEFINED TERMS

The term "Net Purchase Payment" is used frequently in describing the death benefit payable. Net Purchase Payment is an on-going calculation. It does not represent a contract value.

We define Net Purchase Payments as Purchase Payments less an adjustment for each withdrawal, including fees and charges applicable to that withdrawal. If you have not taken any withdrawals from your contract, Net Purchase Payments equals total Purchase Payments into your contract. To calculate the adjustment amount for the first withdrawal made under the contract, we determine the percentage by which the withdrawal reduced the contract value. For example, a $10,000 withdrawal from a $100,000 contract is a 10% reduction in value. This percentage is calculated by dividing the amount of each withdrawal by the contract value immediately before taking the withdrawal. The resulting percentage is then multiplied by the amount of the total Purchase Payments and subtracted from the amount of the total Purchase Payments on deposit at the time of the withdrawal. The resulting amount is the initial Net Purchase Payment.

To arrive at the Net Purchase Payment calculation for subsequent withdrawals, we determine the percentage by which the contract value is reduced, by taking the amount of the withdrawal in relation to the contract value immediately before the withdrawal. We then multiply the Net Purchase Payment calculation as determined prior to the withdrawal, by this percentage. We subtract that result from the Net Purchase Payment calculation as determined prior to the withdrawal to arrive at all subsequent Net Purchase Payment calculations.

The term "withdrawals" as used in describing the death benefit options is defined as withdrawals and the fees and charges applicable to those withdrawals.

THE COMPANY DOES NOT ACCEPT PURCHASE PAYMENTS FROM ANYONE AGE 86 OR OLDER. THEREFORE, THE DEATH BENEFIT CALCULATIONS ASSUME THAT NO PURCHASE PAYMENTS ARE RECEIVED ON OR AFTER YOUR 86TH BIRTHDAY.


The death benefit is the greatest of:



     1. Contract value; or



     2. Net Purchase Payments; or



     3. Maximum anniversary value on any contract anniversary prior to your 83rd birthday. The anniversary value equals the contract value on a contract anniversary, reduced for withdrawals since that contract anniversary in the same proportion that the contract value was reduced on the date of such withdrawal, and adjusted for any Net Purchase Payments since that contract anniversary.


If the contract is issued on or after your 83rd birthday but prior to your 86th birthday, the death benefit is the greater of Contract value or Net Purchase Payments.


For contracts in which the aggregate of all Purchase Payments in contracts issued by AIG SunAmerica Life and/or First SunAmerica Life to the same owner/annuitant are in excess of $1,500,000, we reserve the right to limit the death benefit amount that is in excess of contract value at the time we receive all paperwork and satisfactory proof of death. Any limit on the maximum death benefit payable would be mutually agreed upon in writing by you and the Company prior to purchasing the contract.


SPOUSAL CONTINUATION

The Continuing Spouse may elect to continue the contract after your death. Generally, the contract, its benefits and elected features, if any, remain the same. The Continuing Spouse is subject to the same fees, charges and expenses applicable to the original owner of the contract. A spousal continuation can only take place once, upon the death of the original owner of the contract. If the Continuing Spouse terminates any optional death benefit or dies after the Latest Annuity Date, no optional death benefit will be payable to the Continuing Spouse's Beneficiary.

To the extent that the Continuing Spouse invests in the Variable Portfolios, they will be subject to investment risk as was the original owner.


Upon a spousal continuation, we will contribute to the contract value an amount by which the death benefit that would have been paid to the Beneficiary upon the death of the original owner, exceeds the contract value ("Continuation Contribution"), if any. We calculate the Continuation Contribution as of the date of the original owner's death. We will add the Continuation Contribution as of the date we receive both the Continuing Spouse's written request to continue the contract and satisfactory proof of death of the original owner ("Continuation Date") at the Annuity Service Center. The Continuation Contribution is not considered a Purchase Payment for the purposes of any other calculations except the death benefit following the Continuing Spouse's death. Generally, the age of the Continuing Spouse on the Continuation Date and on the date of the Continuing Spouse's death will be used in determining any future death benefits under the contract. SEE THE SPOUSAL CONTINUATION APPENDIX FOR A DISCUSSION OF THE DEATH BENEFIT CALCULATIONS AFTER A SPOUSAL CONTINUATION.


WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SPOUSAL CONTINUATION PROVISION (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

PLEASE SEE OPTIONAL LIVING BENEFITS AND DEATH BENEFITS ABOVE FOR INFORMATION ON THE EFFECT OF SPOUSAL CONTINUATION ON THOSE BENEFITS.

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                                    EXPENSES
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There are fees and expenses associated with your contract which reduce your investment return. We will not increase the contract level fees, such as Separate Account or withdrawal charges for the life of your contract. Underlying Fund fees may increase or decrease.

We intend to profit from the sale of the contracts. Our profit may be derived as a result of a variety of pricing factors including but not limited to the fees and charges assessed under the contract and/or amounts we may receive from an Underlying Fund, its investment adviser and/or subadvisers (or affiliates thereof). PLEASE SEE PAYMENTS IN CONNECTION WITH THE DISTRIBUTION OF THE CONTRACT BELOW. The fees, charges, amounts received from the Underlying Funds (or affiliates thereof) and any resulting profit may be used for any corporate purpose including supporting marketing, distribution and/or administration of the contract and, in its role as an intermediary, the Underlying Funds.

SEPARATE ACCOUNT EXPENSES

The mortality and expense risk charge and distribution expense charge is 1.52% of the average daily ending net asset value allocated to the Variable Portfolios. This charge compensates the Company for the mortality and expense risk and the costs of contract distribution assumed by the Company.

Generally, the mortality risks assumed by the Company arise from its contractual obligations to make income payments after the Annuity Date and to provide a death benefit. The expense risk assumed by the Company is that the costs of administering the contracts and the Separate Account will exceed the amount received from the fees and charges assessed under the contract.

If these charges do not cover all of our expenses, we will pay the difference. Likewise, if these charges exceed our expenses, we will keep the difference. The mortality and expense risk charge is expected to result in a profit. Profit may be used for any cost or expense including supporting distribution. SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.

WITHDRAWAL CHARGES

The contract provides a free withdrawal amount every contract year. SEE ACCESS TO YOUR MONEY ABOVE. You may incur a withdrawal charge if you take a withdrawal in excess of the free withdrawal amount and/or if you fully surrender your contract.

We apply a withdrawal charge against each Purchase Payment you contribute to the contract. After a Purchase Payment has been in the contract for 7 complete years, a withdrawal charge no longer applies to that Purchase Payment. The withdrawal charge percentage declines over time for each Purchase Payment in the contract. The withdrawal charge schedule is as follows:

WITHDRAWAL CHARGE

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      YEAR           1        2        3        4        5        6        7        8
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 WITHDRAWAL
 CHARGE              7%       6%       5%       4%       3%       2%       1%       0%
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When calculating the withdrawal charge, we treat withdrawals as coming first from the Purchase Payments that have been in your contract the longest. However, for tax purposes, your withdrawals are considered as coming from earnings first, then Purchase Payments. SEE ACCESS TO YOUR MONEY ABOVE.


Whenever possible, we deduct the withdrawal charge from the money remaining in your contract. If you fully surrender your contract value, we deduct any applicable withdrawal charges from the amount surrendered.

We will not assess a withdrawal charge when we pay a death benefit, assess contract fees and/or when you switch to the Income Phase.

Withdrawals made prior to age 59 1/2 may result in tax penalties. SEE TAXES
BELOW.

UNDERLYING FUND EXPENSES

INVESTMENT MANAGEMENT FEES

Each Variable Portfolio purchases shares of a corresponding Underlying Fund. The Accumulation Unit value for each Variable Portfolio reflects the investment management fees and other expenses of the corresponding Underlying Funds. The Accumulation Unit value for Variable Portfolios that invest in Feeder Funds also will reflect the investment management fee and other expenses of the corresponding Master Fund in which the Feeder Funds invest. These fees may vary. They are not fixed or specified in your annuity contract, rather the Underlying Funds are governed by their own boards of trustees.

12b-1 FEES

Certain Underlying Funds available in this product, including the Feeder Funds, assess a 12b-1 fee of 0.25% of average daily net assets allocated to those Underlying Funds. Over time these fees will increase the cost of your investment.


In addition, the 0.25% annualized service fee, applicable to Class 3 shares of Anchor Series Trust, Class 3 shares of SunAmerica Series Trust, Class II shares of the Van Kampen Life Investment Trust, Class 2 shares of Franklin Templeton Variable Insurance Products Trust, shares of MTB Group of Funds, and Class 2 shares of Principal Variable Contracts Fund, Inc., is generally used to pay financial intermediaries for services provided over the life of your contract.


For more detailed information on these Underlying Fund fees, refer to the prospectuses for the Trusts.

CONTRACT MAINTENANCE FEE

During the Accumulation Phase, we deduct a contract maintenance fee of $30 from your contract once per year on your contract anniversary. This charge compensates us for the cost of administering your contract. The fee is deducted proportionately from your contract value on your contract anniversary by redeeming the number of Accumulation Units invested in the Variable Portfolios which equals the amount of the fee. If you withdraw your entire contract value, we will deduct the contract maintenance fee from that withdrawal.

If your contract value is $50,000 or more on your contract anniversary date, we currently waive this fee. This waiver is subject to change without notice.

TRANSFER FEE


We permit 15 free transfers between investment options each contract year. We charge you $25 for each additional transfer that contract year. SEE TRANSFERS DURING THE ACCUMULATION PHASE ABOVE.


OPTIONAL MARKETLOCK FOR LIFE PLUS FEE


The annualized MarketLock For Life Plus fee will be assessed as a percentage of the Benefit Base for all years in which the feature is in effect. The fee for MarketLock For Life Plus depends on whether you elect to cover one life or two lives and whether you elect Option 1 or Option 2. The fee will be calculated and deducted quarterly from your contract value, starting on the first quarter following the Effective Date and ending upon termination of the Benefit.



The fee is deducted proportionately from the portion of your contract value allocated to the Variable Portfolios starting on the first quarter following the contract issue date and ending upon the termination of the feature. The fee is deducted proportionately from your contract value by redeeming the number of Accumulation Units invested in the Variable Portfolios which equal the amount of the fee. If your contract value falls to zero before the feature has been terminated, the fee will no longer be assessed. We will not assess the quarterly fee if you annuitize your contract before the end of a contract quarter. If the feature is still in effect and you surrender your contract, we will assess a pro-rata fee if you surrender your contract before the end of a contract quarter. The pro-rata fee is calculated by multiplying the full quarterly fee by the number of days between the date the fee was last assessed and the date of surrender divided by the number of days in a contract quarter. The fee is as follows:



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                            ALL YEARS IN WHICH THE
                             FEATURE IS IN EFFECT          ANNUALIZED FEE
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 Option 1                           For One                   0.65% of
                                Covered Person              Benefit Base
                               -------------------------------------------
                                    For Two                   0.90% of
                                Covered Persons             Benefit Base
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 Option 2                           For One                   0.75% of
                                Covered Person              Benefit Base
                               -------------------------------------------
                                    For Two                   1.00% of
                                Covered Persons             Benefit Base
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OPTIONAL MARKETLOCK FEE

The annualized MarketLock fee will be assessed as a percentage of the MAV Benefit Base. The fee will be deducted quarterly from the portion of your contract value allocated to the Variable Portfolios starting on the first quarter following the contract issue date and ending upon the termination of the feature. If your contract value and/or MAV Benefit Base falls to zero before the feature has been terminated, the fee will no longer be assessed. However, if the MAV Benefit Base is adjusted upwards at a later date because the current anniversary value is greater than both the current and any previous anniversary values, the calculation and deduction of the fee will resume. We will not assess the quarterly fee if you surrender or annuitize before the end of a quarter. The fee is as follows:


----------------------------------------------------
                                ANNUALIZED FEE
----------------------------------------------------
 All years in which the    0.65% of MAV Benefit Base
   feature is in effect
----------------------------------------------------


OPTIONAL MARKETLOCK FOR TWO FEE

The annualized MarketLock For Two fee will be assessed as a percentage of the MAV Benefit Base for all years in which the feature is in effect. It is calculated as 0.40% of the MAV Benefit Base prior to any withdrawal being taken and 0.80% of the MAV Benefit Base after the first withdrawal is taken. The fee will be deducted quarterly from the portion of your contract value allocated to the Variable Portfolios starting on the first quarter following the contract issue date and ending upon the termination of the feature. The fee is deducted proportionately from your contract value by redeeming the number of Accumulation Units invested in the Variable Portfolios which equal the amount of the fee. If your contract value and/or MAV Benefit Base falls to zero before the feature has been terminated, the fee will no longer be assessed. However, if the MAV Benefit Base is adjusted upwards at a later date because the current anniversary value is greater than both the current and any previous anniversary values, the calculation and deduction of the fee will resume. We will not assess the quarterly fee if you surrender or annuitize before the end of a quarter. The fee is as follows:


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 ALL YEARS IN WHICH THE
  FEATURE IS IN EFFECT          ANNUALIZED FEE
----------------------------------------------------
 Prior to any Withdrawal   0.40% of MAV Benefit Base
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 After the First           0.80% of MAV Benefit Base
   Withdrawal
----------------------------------------------------


OPTIONAL POLARIS INCOME REWARDS FEE

The annualized Polaris Income Rewards fee will be assessed as a percentage of the Withdrawal Benefit Base. The fee will be deducted quarterly from the portion of your contract value allocated to the Variable Portfolios starting on the first quarter following the contract issue date and ending upon the termination of the feature. If your contract value falls to zero before the feature has been terminated, the fee will no longer be assessed. We will not assess the quarterly fee if you surrender or annuitize before the end of a quarter. The fee is as follows:


----------------------------------------------------
      CONTRACT YEAR             ANNUALIZED FEE
----------------------------------------------------
        0-7 years             0.65% of Withdrawal
                                 Benefit Base
----------------------------------------------------
       8-10 years             0.45% of Withdrawal
                                 Benefit Base
----------------------------------------------------
        11+ years                    none
----------------------------------------------------


OPTIONAL CAPITAL PROTECTOR FEE

The annualized fee for the Capital Protector feature is calculated as a percentage of the portion of your contract value allocated to the Variable Portfolios minus Purchase Payments received after the 90th day since the contract issue date. If you elect the feature, the fee is deducted at the end of the first contract quarter and quarterly thereafter from your contract value. We will not assess the quarterly fee if you surrender or annuitize before the end of a quarter. The fee is as follows:

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             CONTRACT YEAR                             ANNUALIZED FEE
----------------------------------------------------------------------------------
                  0-7                                      0.50%
----------------------------------------------------------------------------------
                  8-10                                     0.25%
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                  11+                                       none
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INCOME TAXES

We do not currently deduct income taxes from your contract. We reserve the right to do so in the future.

REDUCTION OR ELIMINATION OF FEES, EXPENSES AND ADDITIONAL AMOUNTS CREDITED

Sometimes sales of contracts to groups of similarly situated individuals may lower our fees and expenses. We reserve the right to reduce or waive certain fees and expenses when this type of sale occurs. In addition, we may also credit additional amounts to contracts sold to such groups. We determine which groups are eligible for this treatment. Some of the criteria we evaluate to make a determination are size of the group; amount of expected Purchase Payments; relationship existing between us and the prospective purchaser; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that our expenses will be reduced; and/or any other factors that we believe indicate that fees and expenses may be reduced.

The Company may make such a determination regarding sales to its employees, it affiliates' employees and employees of currently contracted broker-dealers; its registered representatives; and immediate family members of all of those described.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE ANY SUCH DETERMINATION OR THE TREATMENT APPLIED TO A PARTICULAR GROUP AT ANY TIME.

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                                 INCOME OPTIONS
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ANNUITY DATE


During the Income Phase, we use the money accumulated in your contract to make regular annuity income payments to you. You may begin the Income Phase any time after your second contract anniversary. You must provide us with a written request of the date you want annuity income payments to begin and send your request to the Annuity Service Center. Your annuity date is the first day of the month you select annuity income payments to begin ("Annuity Date"). You may change your Annuity Date by sending a written request to the Annuity Service Center, so long as you do so at least seven days before the annuity income payments are scheduled to begin. Except as indicated under Option 5 below, once you begin receiving annuity income payments, you cannot otherwise access your money through a withdrawal or surrender.


We do not pay a death benefit to your Beneficiary once you begin the Income Phase. SEE DEATH BENEFITS ABOVE.


If your contract value is reduced to zero as a result of receiving guaranteed withdrawals under a living benefit feature, no annuity income payments will be available. PLEASE SEE MARKETLOCK FOR LIFE PLUS, MARKETLOCK, MARKETLOCK FOR TWO AND POLARIS INCOME REWARDS ABOVE.


If the Annuity Date is past your 85th birthday, your contract could lose its status as an annuity under Federal tax laws. This may cause you to incur adverse tax consequences. In addition, most Qualified contracts require you to take minimum distributions after you reach age 70 1/2. SEE TAXES BELOW.

ANNUITY INCOME OPTIONS


You must contact us to select an annuity income option by sending a written request to our Annuity Service Center. Once you begin receiving annuity income payments, you cannot change your income option before beginning the Income Phase. If you elect to receive annuity income payments but do not select an income option, your annuity income payments shall be in accordance with income Option 4 for a period of 10 years; for annuity income payments based on joint lives, the default is income Option 3 for a period of 10 years.


We base our calculation of annuity income payments on the life expectancy of the Annuitant and the annuity rates set forth in your contract. As the contract owner, you may change the Annuitant at any time prior to the Annuity Date. You must notify us if the Annuitant dies before the Annuity Date and designate a new Annuitant. If we do not receive a new annuitant election, you may not select an annuity income option based on the life of the Annuitant.

INCOME OPTION 1 - LIFE INCOME ANNUITY

This option provides annuity income payments for the life of the Annuitant. Annuity income payments end when the Annuitant dies.

INCOME OPTION 2 - JOINT AND SURVIVOR LIFE INCOME ANNUITY

This option provides annuity income payments for the life of the Annuitant and for the life of another designated person. Upon the death of either person, we will continue to make annuity income payments during the lifetime of the survivor. Annuity income payments end when the survivor dies.

INCOME OPTION 3 - JOINT AND SURVIVOR LIFE INCOME ANNUITY WITH 10 YEARS
GUARANTEED

This option is similar to Option 2 above, with an additional guarantee of payments for at least 10. If the Annuitant and the survivor die before all of the guaranteed annuity income payments have been made, the remaining annuity income payments are made to the Beneficiary under your contract.

INCOME OPTION 4 - LIFE INCOME ANNUITY WITH 10 OR 20 YEARS GUARANTEED

This option is similar to income Option 1 above with an additional guarantee of payments for at least 10 or 20 years, depending on the period chosen. If the Annuitant dies before all guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your contract.

INCOME OPTION 5 - INCOME FOR A SPECIFIED PERIOD

This option provides annuity income payments for a guaranteed period ranging from 5 to 30 years, depending on the period chosen. If the Annuitant dies before all the guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your contract. Additionally, if variable annuity income payments are elected under this option, you (or the Beneficiary under the contract if the Annuitant dies prior to all guaranteed annuity income payments being made) may redeem any remaining guaranteed variable annuity income payments after the Annuity Date. The amount available upon such redemption would be the discounted present value of any remaining guaranteed variable annuity income payments.

If provided for in your contract, any applicable withdrawal charge will be deducted from the discounted value as if you fully surrendered your contract.

The value of an Annuity Unit, regardless of the option chosen, takes into account the mortality and expense risk charge. Since income Option 5 does not contain an element of mortality risk, no benefit is derived from this charge.

Please read the Statement of Additional Information for a more detailed discussion of the annuity income options.

FIXED OR VARIABLE INCOME PAYMENTS

You can choose annuity income payments that are fixed, variable or both. Unless otherwise elected, if at the date when annuity income payments begin you are invested in the Variable Portfolios only, your annuity income payments will be variable and if your money is only in Fixed Accounts at that time, your annuity income payments will be fixed in amount. Further, if you are invested in both fixed and variable investment options when annuity income payments begin, your payments will be fixed and variable, unless otherwise elected. If annuity income payments are fixed, the Company guarantees the amount of each payment. If the annuity income payments are variable, the amount is not guaranteed.

ANNUITY INCOME PAYMENTS

We make annuity income payments on a monthly, quarterly, semi-annual or annual basis. You instruct us to send you a check or to have the payments directly deposited into your bank account. If state law allows, we distribute annuities with a contract value of $5,000 or less in a lump sum. Also, if state law allows and the selected annuity income option results in annuity income payments of less than $50 per payment, we may decrease the frequency of payments.

If you are invested in the Variable Portfolios after the Annuity Date, your annuity income payments vary depending on the following:

     - for life options, your age when annuity income payments begin; and

     - the contract value attributable to the Variable Portfolios on the Annuity Date; and

     - the 3.5% assumed investment rate used in the annuity table for the contract; and

     - the performance of the Variable Portfolios in which you are invested during the time you receive annuity income payments.

If you are invested in both the Fixed Accounts and the Variable Portfolios after the Annuity Date, the allocation of funds between the Fixed Accounts and Variable Portfolios also impacts the amount of your annuity income payments.

The value of variable annuity income payments, if elected, is based on an assumed interest rate ("AIR") of 3.5% compounded annually. Variable annuity income payments generally increase or decrease from one annuity income payment date to the next based upon the performance of the applicable Variable Portfolios. If the performance of the Variable Portfolios selected is equal to the AIR, the annuity income payments will remain constant. If performance of Variable Portfolios is greater than the AIR, the annuity income payments will increase and if it is less than the AIR, the annuity income payments will decline.

TRANSFERS DURING THE INCOME PHASE

During the Income Phase, only one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase. Transfers will be effected for the last NYSE business day of the month in which we receive your request for the transfer.

DEFERMENT OF PAYMENTS

We may defer making fixed payments for up to six months, or less if required by law. Interest is credited to you during the deferral period. SEE ALSO ACCESS TO YOUR MONEY ABOVE FOR A DISCUSSION OF WHEN PAYMENTS FROM A VARIABLE PORTFOLIO MAY BE SUSPENDED OR POSTPONED.

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                                     TAXES
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NOTE: THE BASIC SUMMARY BELOW ADDRESSES BROAD FEDERAL TAXATION MATTERS, AND GENERALLY DOES NOT ADDRESS STATE TAXATION ISSUES OR QUESTIONS. IT IS NOT TAX ADVICE. WE CAUTION YOU TO SEEK COMPETENT TAX ADVICE ABOUT YOUR OWN CIRCUMSTANCES. WE DO NOT GUARANTEE THE TAX STATUS OF YOUR ANNUITY. TAX LAWS CONSTANTLY CHANGE; THEREFORE, WE CANNOT GUARANTEE THAT THE INFORMATION CONTAINED HEREIN IS COMPLETE AND/OR ACCURATE. WE HAVE INCLUDED AN ADDITIONAL

DISCUSSION REGARDING TAXES IN THE STATEMENT OF ADDITIONAL INFORMATION.

ANNUITY CONTRACTS IN GENERAL

The Internal Revenue Code ("IRC") provides for special rules regarding the tax treatment of annuity contracts. Generally, taxes on the earnings in your annuity contract are deferred until you take the money out. Qualified retirement investments that satisfy specific tax and ERISA requirements automatically provide tax deferral regardless of whether the underlying contract is an annuity, a trust, or a custodial account. Different rules apply depending on how you take the money out and whether your contract is Qualified or Non-Qualified.

If you do not purchase your contract under a pension plan, a specially sponsored employer program or an individual retirement account, your contract is referred to as a Non-Qualified contract. A Non-qualified contract receives different tax treatment than a Qualified contract. In general, your cost in a Non-qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your contract.

If you purchase your contract under a pension plan, a specially sponsored employer program, as an individual retirement annuity, or under an individual retirement account, your contract is referred to as a Qualified Contract. Examples of qualified plans or arrangements are: Individual Retirement Annuities and Individual Retirement Accounts (IRAs), Roth IRAs, Tax-Sheltered Annuities (also referred to as 403(b) annuities or 403(b) contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans), pension and profit sharing plans including 401(k) plans, and governmental 457(b) plans. Typically, for employer plans and tax-deductible IRA contributions, you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract. However, you normally will have a cost basis in a Roth IRA, a Roth 403(b) or a Roth 401(k) account, and you may have cost basis in a traditional IRA or in another Qualified Contract.

AGGREGATION OF CONTRACTS

All Non-Qualified Contracts that are issued by us (or our affiliates) to you during any calendar year will be treated as one annuity contract for purposes of determining the taxable amount of any distribution.

TAX TREATMENT OF DISTRIBUTIONS - NON-QUALIFIED CONTRACTS

If you make partial or total withdrawals from a Non-qualified contract, the IRC generally treats such withdrawals as coming first from taxable earnings and then coming from your Purchase Payments. Purchase payments made prior to August 14, 1982, however, are an important exception to this general rule, and for tax purposes generally are treated as being distributed first, before either the earnings on those contributions, or other purchase payments and earnings in the contract. If you annuitize your contract, a portion of each income payment will be considered, for tax purposes, to be a return of a portion of your Purchase Payment, generally until you have received all of your Purchase Payment. Any portion of each income payment that is considered a return of your Purchase Payment will not be taxed. Additionally, the taxable portion of any withdrawals, whether annuitized or other withdrawals, generally is subject to applicable state and/or local income taxes, and may be subject to an additional 10% penalty tax unless withdrawn in conjunction with the following circumstances:

     - after attaining age 59 1/2;

     - when paid to your beneficiary after you die;

     - after you become disabled (as defined in the IRC);

     - when paid as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age
       59 1/2, whichever is later;

     - under an immediate annuity contract;

     - which are attributable to Purchase Payments made prior to August 14, 1982.

TAX TREATMENT OF DISTRIBUTIONS - QUALIFIED CONTRACTS (INCLUDING GOVERNMENTAL 457(b) ELIGIBLE DEFERRED COMPENSATION PLANS)

Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. As a result, most amounts withdrawn from the contract or received as income payments will be taxable income. Exceptions to this general rule include withdrawals attributable to after-tax Roth IRA, Roth 403(b), and Roth 401(k) contributions. Withdrawals from Roth IRAs are generally treated for federal tax purposes as coming first from the Roth contributions that have already been taxed, and as entirely tax free. Withdrawals from Roth 403(b) and Roth 401(k) accounts, and withdrawals generally from Qualified Contracts, are treated generally as coming pro-rata from amounts that already have been taxed and amounts that are taxed upon withdrawal. Withdrawals from Roth IRA, Roth 403(b) and Roth 401(k) accounts which satisfy certain qualification requirements, including at least five years in a Roth account under the plan or IRA and either attainment of age 59 1/2, death or disability (or, if an IRA for the purchase of a first home), will not be subject to federal income taxation.

The taxable portion of any withdrawal or income payment from a Qualified Contract will be subject to an additional 10% penalty tax, under the IRC, except in the following circumstances:

     - after attainment of age 59 1/2;

     - when paid to your beneficiary after you die;

     - after you become disabled (as defined in the IRC);

     - as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;

     - payments to employees after separation from service after attainment of age 55 (does not apply to IRAs);

     - dividends paid with respect to stock of a corporation described in IRC
       Section 404(k);

     - for payment of medical expenses to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care;

     - payments to alternate payees pursuant to a qualified domestic relations order (does not apply to IRAs);

     - for payment of health insurance if you are unemployed and meet certain requirements;

     - distributions from IRAs for higher education expenses;

     - distributions from IRAs for first home purchases;

     - amounts distributed from a Code Section 457(b) plan other than to the extent such amounts in a governmental Code Section 457(b) plan represent rollovers from an IRA or employer-sponsored plan to which the 10% penalty would otherwise apply and which are treated as distributed from a Qualified plan for purposes of the premature distribution penalty.

The IRC limits the withdrawal of an employee's voluntary Purchase Payments from a Tax-Sheltered Annuity (TSA). Withdrawals can only be made when an owner: (1) reaches age 59 1/2; (2) severs employment with the employer; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a financial hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. Additional plan limitations may also apply. Amounts held in a TSA annuity contract as of December 31, 1988 are not subject to these restrictions.


Qualifying transfers of amounts from one TSA contract to another TSA contract under section 403(b) or to a custodial account under section 403(b)(7), and qualifying transfers to a state defined benefit plan to purchase service credits, are not considered distributions, and thus are not subject to these withdrawal limitations. If amounts are transferred from a custodial account described in Code section 403(b)(7) to this contract the transferred amount will retain the custodial account withdrawal restrictions.



Transfers among 403(b) annuities and/or 403(b)(7) custodial accounts generally are subject to rules set out in the Code, regulations, IRS pronouncements, and other applicable legal authorities.



On July 26, 2007, the Department of the Treasury published final 403(b) regulations that are largely effective on January 1, 2009. These comprehensive regulations include several new rules and requirements, such as a requirement that employers maintain their 403(b) plans pursuant to a written plan. The final regulations, subsequent IRS guidance, and the terms of the written plan may impose new restrictions on both new and existing contracts, including restrictions on the availability of loans, distributions, transfers and exchanges, regardless of when a contract was purchased.



Prior to the effective date of the final regulations, provisions applicable to tax-free transfers and exchanges of 403(b) annuity contracts or custodial accounts became effective September 25, 2007, replacing existing rules under IRS Revenue Ruling 90-24 ("90-24 transfer"). Under these new rules, transfers and exchanges (both referred to below as "transfers") are available only to the extent permitted under the employer's 403(b) plan once established. Additionally, transfers occurring after September 24, 2007 that do not comply with these new rules can become taxable on January 1, 2009, or the date of the transfer, whichever is later. If you make a transfer to a contract or custodial account that is not part of the employer's 403(b) plan (other than a transfer to a different plan), and the provider and employer fail to enter into an information sharing agreement by January 1, 2009, the transfer would be considered a "failed" transfer that is subject to tax. Additional guidance issued by the IRS generally permits a failed transfer to be corrected no later than June 30, 2009 by re-transferring to a contract or custodial account that is part of the employer's 403(b) plan or that is subject to an information-sharing agreement with the employer.



In general, certain contracts originally established by a 90-24 transfer prior to September 25, 2007 are exempt (or grandfathered) from some of the requirements of the final regulations; provided that no salary reduction or other contributions have ever been made to the contract, and that no additional transfers are made to the contract on or after September 25, 2007. Further, contracts that are not grandfathered are generally required to be part of, and subject to the requirements of an employer's 403(b) plan upon its establishment, but no later than by January 1, 2009.



The new rules in the final regulations generally do not affect a participant's ability to transfer some or all of a 403(b) account to a state-defined benefit plan to purchase service credits, where such a transfer is otherwise consistent with applicable rules and requirements and with the terms of the employer's plan.

You may wish to discuss the new regulations and/or the general information above with your tax advisor.


Withdrawals from other Qualified Contracts are often limited by the IRC and by the employer's plan.

If you are purchasing the Contract as an investment vehicle for a trust under a Qualified Plan, you should consider that the Contract does not provide any additional tax-deferral benefits beyond the treatment provided by the trust itself. In addition, if the Contract itself is a qualifying arrangement (as with a 403(b) annuity or Individual Retirement Annuity), the Contract generally does not provide tax deferral benefits beyond the treatment provided to alternative qualifying arrangements such as trusts or custodial accounts. However, in both cases the Contract offers features and benefits that other investments may not offer. You and your financial representative should carefully consider whether the features and benefits, including the investment options, lifetime annuity income options, and protection through living benefits, death benefits and other benefits provided under an annuity contract issued in connection with a Qualified contract are suitable for your needs and objectives and are appropriate in light of the expense.

MINIMUM DISTRIBUTIONS

Generally, the IRC requires that you begin taking annual distributions from Qualified annuity contracts by April 1 of the calendar year following the later of (1) the calendar year in which you attain age 70 1/2 or (2) the calendar year in which you separate from service from the employer sponsoring the plan. If you own an IRA, you must begin taking distributions when you attain age 70 1/2. If you own more than one TSA, you may be permitted to take your annual distributions in any combination from your TSAs. A similar rule applies if you own more than one IRA. However, you cannot satisfy this distribution requirement for your TSA contract by taking a distribution from an IRA, and you cannot satisfy the requirement for your IRA by taking a distribution from a TSA.

You may be subject to a surrender charge on withdrawals taken to meet minimum distribution requirements, if the withdrawals exceed the contract's maximum penalty free amount.

Failure to satisfy the minimum distribution requirements may result in a tax penalty. You should consult your tax advisor for more information.

You may elect to have the required minimum distribution amount on your contract calculated and withdrawn each year under the automatic withdrawal option. You may select monthly, quarterly, semiannual, or annual withdrawals for this purpose. This service is provided as a courtesy and we do not guarantee the accuracy of our calculations. Accordingly, we recommend you consult your tax advisor concerning your required minimum distribution. You may terminate your election for automated minimum distribution at any time by sending a written request to our Annuity Service Center. We reserve the right to change or discontinue this service at any time.

The IRS issued regulations, effective January 1, 2003, regarding required minimum distributions from Qualified annuity contracts. One of the regulations effective January 1, 2006 requires that the annuity contract value used to determine required minimum distributions include the actuarial value of other benefits under the contract, such as optional death benefits and living benefits. This regulation does not apply to required minimum distributions made under an irrevocable annuity income option. You should discuss the effect of these new regulations with your tax advisor.

TAX TREATMENT OF DEATH BENEFITS

Any death benefits paid under the contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefits are paid as lump sum or annuity payments. Estate taxes may also apply.

Certain enhanced death benefits may be purchased under your contract. Although these types of benefits are used as investment protection and should not give rise to any adverse tax effects, the IRS could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In that case, the amount of the partial withdrawal may be includible in taxable income and subject to the 10% penalty if the owner is under 59 1/2.

If you own a Qualified contract and purchase these enhanced death benefits the IRS may consider these benefits "incidental death benefits" or "life insurance." The IRC imposes limits on the amount of the incidental benefits and/or life insurance allowable for Qualified contracts and the employer-sponsored plans under which they are purchased. If the death benefit(s) selected by you are considered to exceed these limits, the benefit(s) could result in taxable income to the owner of the Qualified contract, and in some cases could adversely impact the qualified status of the Qualified contract or the plan. You should consult your tax advisor regarding these features and benefits prior to purchasing a contract.

TAX TREATMENT OF OPTIONAL LIVING BENEFITS

Generally, we will treat amounts credited to the contract value under the optional living benefit guarantees, for income tax purposes, as earnings in the contract. Payments in accordance with such guarantees after the contract value has been reduced to zero may be treated for tax purposes as amounts received as an annuity, if the other requirements for such treatment are satisfied. All payments or withdrawals after cost basis has been reduced to zero, whether or not under such a guarantee, will be treated as taxable amounts.

If available and you elect an optional living benefit, the application of certain tax rules, including those rules relating to distributions from your contract, are not entirely clear. Such benefits are not intended to adversely affect the tax treatment of distributions or of the contract. However, you should be aware that little such guidance is available. In view of this uncertainty, you should consult a tax advisor before purchasing a guaranteed minimum withdrawal benefit rider and/or other optional living benefit.

CONTRACTS OWNED BY A TRUST OR CORPORATION

A Trust or Corporation ("Non-Natural Owner") that is considering purchasing this contract should consult a tax advisor. Generally, the IRC does not treat a Non-qualified contract owned by a non-natural owner as an annuity contract for Federal income tax purposes. The non-natural owner pays tax currently on the contract's value in excess of the owner's cost basis. However, this treatment is not applied to a contract held by a trust or other entity as an agent for a natural person nor to contracts held by Qualified Plans. See the SAI for a more detailed discussion of the potential adverse tax consequences associated with non-natural ownership of a Non-qualified annuity contract.

GIFTS, PLEDGES AND/OR ASSIGNMENTS OF A CONTRACT

If you transfer ownership of your Non-qualified contract to a person other than your spouse (or former spouse incident to divorce) as a gift you will pay federal income tax on the contract's cash value to the extent it exceeds your cost basis. The recipient's cost basis will be increased by the amount on which you will pay federal taxes. In addition, the IRC treats any assignment or pledge (or agreement to assign or pledge) of any portion of a Non-qualified contract as a withdrawal. See the SAI for a more detailed discussion regarding potential tax consequences of gifting, assigning, or pledging a Non-qualified contract.

The IRC prohibits Qualified annuity contracts including IRAs from being transferred, assigned or pledged as security for a loan. This prohibition, however, generally does not apply to loans under an employer-sponsored plan (including loans from the annuity contract) that satisfy certain requirements, provided that: (a) the plan is not an unfunded deferred compensation plan; and
(b) the plan funding vehicle is not an IRA.

DIVERSIFICATION AND INVESTOR CONTROL

The IRC imposes certain diversification requirements on the underlying investments for a variable annuity. We believe that the manager of the Underlying Funds monitors the Funds so as to comply with these requirements. To be treated as a variable annuity for tax purposes, the underlying investments must meet these requirements.

The diversification regulations do not provide guidance as to the circumstances under which you, and not the Company, would be considered the owner of the shares of the Variable Portfolios under your Non-qualified contract, because of the degree of control you exercise over the underlying investments. This diversification requirement is sometimes referred to as "investor control." The determination of whether you possess sufficient incidents of ownership over Variable Portfolio assets to be deemed the owner of the Underlying Funds depends on all of the relevant facts and circumstances. However, IRS Revenue Ruling 2003-91 provides that an annuity owner's ability to choose among general investment strategies either at the time of the initial purchase or thereafter, does not constitute control sufficient to cause the contract holder to be treated as the owner of the Variable Portfolios. The Revenue Ruling provides that if, based on all the facts and circumstances, you do not have direct or indirect control over the Separate Account or any Variable Portfolio asset, then you do not possess sufficient incidents of ownership over the assets supporting the annuity to be deemed the owner of the assets for federal income tax purposes. If any guidance is provided which is considered a new position, then the guidance should generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Non-qualified Contract, could be treated as the owner of the Underlying Fund. Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

These investor control limitations generally do not apply to Qualified contracts, which are referred to as "Pension Plan Contracts" for purposes of this rule, although the limitations could be applied to Qualified contracts in the future.

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                               OTHER INFORMATION
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FIRST SUNAMERICA LIFE

The Company is a stock life insurance company originally organized under the laws of the state of New York on December 5, 1978. Its principal place of business is 70 Pine Street, New York, New York 10270. The Company conducts life insurance and annuity business in the state of New York. The Company is an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"), a Delaware corporation.

Circumstances affecting AIG can have an impact on the Company. For example, downgrades or other ratings actions taken by the major rating agencies with respect to AIG can result in corresponding downgrades and ratings actions being taken with respect to the Company's ratings.


THE DISTRIBUTOR


AIG SunAmerica Capital Services, Inc., ("AIG SACS") Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311-4992, distributes the contracts. AIG SACS, an affiliate of the Company, is a registered broker-dealer under the

Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") formerly known as the National Association of Securities Dealers, Inc. No underwriting fees are retained by AIG SACS in connection with the distribution of the contracts.


THE SEPARATE ACCOUNT

The Company originally established the Separate Account, FS Variable Separate Account, under New York law on September 9, 1994. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act, as amended.

The Company owns the assets in the Separate Account. However, the assets in the Separate Account are not chargeable with liabilities arising out of any other business conducted by the Company. Income gains and losses (realized and unrealized) resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income gains or losses of the Company.

You benefit from dividends received by the Separate Account through an increase in your unit value. The Company expects to benefit from these benefits through tax credits and corporate dividends received deductions; however, these corporate deductions are not passed back to the Separate Account or to contract owners.

THE GENERAL ACCOUNT

Money allocated to any Fixed Accounts goes into the Company's general account. The general account consists of all of the company's assets other than assets attributable to a Separate Account. All of the assets in the general account are chargeable with the claims of any of the Company's contract holders as well as all of its creditors. The general account funds are invested as permitted under state insurance laws.

The Company has a support agreement in effect between the Company and its ultimate parent company, AIG. See the Statement of Additional Information for more information regarding this arrangement.

PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT

PAYMENTS WE MAKE

We make payments in connection with the distribution of the contracts that generally fall into the three categories below.


COMMISSIONS. Registered representatives of broker-dealers ("selling firms") licensed under federal securities laws and state insurance laws sell the contract to the public. The selling firms have entered into written selling agreements with the Company and AIG SACS. We pay commissions to the selling firms for the sale of your contract. The selling firms are paid commissions for the promotion and sale of the contracts according to one or more schedules. The amount and timing of commissions will vary depending on the selling firm and its selling agreement with us. For example, as one option, we may pay upfront commission only, up to a maximum 7.75% of each Purchase Payment you invest (which may include promotional amounts we may pay periodically as commission specials). Another option may be a lower upfront commission on each Purchase Payment, with a trail commission of up to a maximum 1.50% of contract value annually. The registered representative who sells you the contract typically receives a portion of the compensation we pay to his/her selling firm, depending on the agreement between the selling firms and its registered representative and their internal compensation program.


ADDITIONAL CASH COMPENSATION. We may pay selling firms support fees in the form of additional cash compensation. These payments may be intended to reimburse the selling firms for specific expenses incurred or may be based on sales, certain assets under management, longevity of assets invested with us or a flat fee. These payments may be consideration for, among other things, product placement/preference, greater access to train and educate the selling firm's registered representatives about our products, our participation in sales conferences and educational seminars and for selling firms to perform due diligence on our products. The amount of these fees may be tied to the anticipated level of our access in that selling firm. We enter into such arrangements in our discretion and we may negotiate customized arrangements with selling firms, including affiliated and non-affiliated selling firms based on various factors. These special compensation arrangements are not offered to all selling firms and the terms of such arrangements may differ between selling firms. We do not assess a specific charge directly to you or your separate account assets in order to cover commissions and other sales expenses and incentives we pay. However, we anticipate recovering these amounts from the fees and charges collected under the contract.


NON-CASH COMPENSATION. Some registered representatives may receive various types of non-cash compensation such as gifts and entertainment in connection with our marketing efforts. We may also pay for registered representatives to attend educational and/or business seminars. Any such compensation is paid in accordance with SEC and FINRA rules.


Commissions and other support fees may influence the way that a selling firm and its registered representatives market the contract and service customers who purchase the contract, and may influence the selling firm and its registered representatives to present this contract over others available in the market place. YOU SHOULD DISCUSS WITH YOUR SELLING FIRM AND/OR REGISTERED REPRESENTATIVE HOW THEY ARE COMPENSATED FOR SALES OF A CONTRACT AND/OR ANY RESULTING REAL OR PERCEIVED CONFLICTS OF INTEREST.

PAYMENTS WE RECEIVE

We may directly or indirectly receive payments from the Trusts, their investment advisers, sub-advisers and/or distributors (or affiliates thereof), in connection with certain administrative, marketing and other services we provide and related expenses we incur. We generally receive three kinds of payments.

RULE 12b-1 OR SERVICE FEES. We receive 12b-1 fees of up to 0.25% or service fees of up to 0.50% of the average daily net assets in certain Underlying Funds, including the Feeder Funds. These fees are deducted directly from the assets of the Underlying Funds. Please see EXPENSES above.

ADMINISTRATIVE, MARKETING AND SUPPORT SERVICE FEES. We receive compensation of up to 0.50% annually based on assets under management from certain Trusts' investment advisers, subadvisers and/or distributors (or affiliates thereof). These payments may be derived, in whole or in part, from the investment management fees deducted from assets of the Underlying Funds. Contract owners, through their indirect investment in the Trusts, bear the costs of these investment management fees. These amounts are generally based on assets under management from certain Trusts' investment advisers or their affiliates and vary by Trust. Some investment advisers, subadvisers and/or distributors (or affiliates thereof) pay us more than others. Such amounts received from our affiliate, AIG SAAMCo, are paid pursuant to an administrative services agreement and are not expected to exceed 0.50% annually based on assets under management.

OTHER PAYMENTS. Certain investment advisers, subadvisers and/or distributors (or affiliates thereof) may help offset the costs we incur for training to support sales of the Underlying Funds in the contract. These amounts may provide such advisers and/or subadvisers access to national and regional sales conferences attended by our employees and registered representatives. In addition, we (and our affiliates) may receive occasional gifts, entertainment or other compensation as an incentive to market the Underlying Funds and to cooperate with their marketing efforts. As a result of these payments, the investment advisers, subadvisers and/or distributors (or affiliates thereof) may benefit from increased access to our wholesalers and to our affiliates involved in the distribution of the contract.

ADMINISTRATION

We are responsible for the administrative servicing of your contract. Please contact our Annuity Service Center at 1-800-99NY-SUN, if you have any comment, question or service request.

We send out transaction confirmations and quarterly statements. During the Accumulation Phase, you will receive confirmation of transactions within your contract. Transactions made pursuant to contractual or systematic agreements, such as dollar cost averaging, may be confirmed quarterly. Purchase Payments received through the automatic payment plan or a salary reduction arrangement, may also be confirmed quarterly. For all other transactions, we send confirmations immediately. It is your responsibility to review these documents carefully and notify us of any inaccuracies immediately. We investigate all inquiries. To the extent that we believe we made an error, we retroactively adjust your contract, provided you notify us within 30 days of receiving the transaction confirmation or quarterly statement. Any other adjustments we deem warranted are made as of the time we receive notice of the error.

LEGAL PROCEEDINGS


There are no pending legal proceedings affecting the Separate Account. Various lawsuits against the Company have arisen in the ordinary course of business. In addition, various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or regulatory inquiries. In management's opinion, except as noted above, these matters are not material in relation to the financial position of the Company.


FINANCIAL STATEMENTS

AIG SUPPORT AGREEMENT

AIG has entered into a support agreement with the Company under which AIG has agreed to cause the Company to maintain a minimum net worth and liquidity to meet its policy obligations. The support agreement requires AIG to make payments solely to the Company and not to the policyholders. Under no circumstance can a policyholder proceed directly against AIG for payment on its own behalf; all actions under the support agreements must be brought by the Company, or if the Company fails to enforce its rights, by a policyholder on behalf of the Company.

WHERE YOU CAN FIND MORE INFORMATION

The SEC allows us to "incorporate by reference" some of the information the Company and AIG files with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus.

The consolidated financial statements, the financial statement schedules and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of AIG for the fiscal year ended December 31, 2006 have been so incorporated in reliance on the report (which contains an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

AIG is subject to the informational requirements of the Exchange Act. AIG files reports and other information with the SEC to meet those requirements. AIG files this information electronically pursuant to EDGAR, and it is available to the public through the SEC's website at http://www.sec.gov and AIG's website at http://www.aig.com. You can also inspect and copy this information at SEC public facilities at the following locations:

WASHINGTON, DISTRICT OF COLUMBIA
100 F. Street, N.E., Room 1580
Washington, DC 20549

CHICAGO, ILLINOIS
175 W. Jackson Boulevard
Chicago, IL 60604

NEW YORK, NEW YORK
3 World Financial, Room 4300
New York, NY 10281

To obtain copies by mail contact the Washington, D.C. location. After you pay the fees as prescribed by the rules and regulations of the SEC, the required documents are mailed. The Company will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of the above documents incorporated by reference. Requests for these documents should be directed to the Company's Annuity Service Center, as follows:

First SunAmerica Life Insurance Company
Annuity Service Center
P.O. Box 54299
Los Angeles, California 90054-0299
Telephone Number: (800) 99NY-SUN

The financial statements of the Company and the Separate Account can be found in the Statement of Additional Information ("SAI"). You may obtain a free copy of this SAI if you contact our Annuity Service Center at (800) 99NY-SUN.

REGISTRATION STATEMENT

Registration statements under the Securities Act of 1933, as amended, related to the contracts offered by this prospectus are on file with the SEC. This prospectus does not contain all of the information contained in the registration statements and exhibits. For further information regarding the Separate Account, the Company and its general account, the Variable Portfolios and the contract, please refer to the registration statements and exhibits.

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                              TABLE OF CONTENTS OF
                      STATEMENT OF ADDITIONAL INFORMATION
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Additional information concerning the operations of the Separate Account is contained in the Statement of Additional Information, which is available without charge upon written request. Please use the request form at the back of this prospectus and send it to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299 or by calling 1-800-99NY-SUN. The contents of the SAI are listed below.

Separate Account..............................     3
General Account...............................     4
Support Agreement Between the Company and
  AIG.........................................     4
Master-Feeder Structure.......................     4
Performance Data..............................     4
Annuity Income Payments.......................     8
Annuity Unit Values...........................     9
Taxes.........................................    13
Distribution of Contracts.....................    21
Financial Statements..........................    21

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                  APPENDIX A - CONDENSED FINANCIAL INFORMATION
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                                                FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   NINE MONTHS
                                                   ENDED         ENDED         ENDED         ENDED         ENDED         ENDED
             VARIABLE PORTFOLIOS                 12/31/02      12/31/03      12/31/04      12/31/05      12/31/06      09/30/07
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AGGRESSIVE GROWTH - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $10.639       $10.077       $12.720       $14.595       $15.591       $17.353
        Ending AUV............................  $10.077       $12.720       $14.595       $15.591       $17.353       $18.730
        Ending Number of AUs..................  9             3,217         10,557        20,149        24,138        30,364

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ALLIANCE GROWTH - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $23.774       $21.940       $27.122       $28.764       $32.957       $32.629
        Ending AUV............................  $21.940       $27.122       $28.764       $32.957       $32.629       $36.624
        Ending Number of AUs..................  4             27,531        87,317        127,702       205,889       219,646

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AMERICAN FUNDS ASSET ALLOCATION SAST - SAST Class 3 Shares
(Inception Date - 05/01/07)
        Beginning AUV.........................  N/A           N/A           N/A           N/A           N/A           $10.999
        Ending AUV............................  N/A           N/A           N/A           N/A           N/A           $11.438
        Ending Number of AUs..................  N/A           N/A           N/A           N/A           N/A           4,678

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AMERICAN FUNDS GLOBAL GROWTH SAST - SAST Class 3 Shares
(Inception Date - 05/01/07)
        Beginning AUV.........................  N/A           N/A           N/A           N/A           N/A           $11.461
        Ending AUV............................  N/A           N/A           N/A           N/A           N/A           $12.152
        Ending Number of AUs..................  N/A           N/A           N/A           N/A           N/A           35,490

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AMERICAN FUNDS GROWTH-INCOME SAST - SAST Class 3 Shares
(Inception Date - 05/01/07)
        Beginning AUV.........................  N/A           N/A           N/A           N/A           N/A           $11.011
        Ending AUV............................  N/A           N/A           N/A           N/A           N/A           $11.515
        Ending Number of AUs..................  N/A           N/A           N/A           N/A           N/A           67,663

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AMERICAN FUNDS GROWTH SAST - SAST Class 3 Shares
(Inception Date - 05/01/07)
        Beginning AUV.........................  N/A           N/A           N/A           N/A           N/A           $11.204
        Ending AUV............................  N/A           N/A           N/A           N/A           N/A           $12.184
        Ending Number of AUs..................  N/A           N/A           N/A           N/A           N/A           47,711

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ASSET ALLOCATION - AST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $17.180       $16.887       $20.421       $22.135       $22.828       $24.966
        Ending AUV............................  $16.887       $20.421       $22.135       $22.828       $24.966       $26.892
        Ending Number of AUs..................  6             8,962         24,874        34,726        67,088        70,976

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BALANCED - PVCF Class 2 Shares
(Inception Date - 01/29/07)
        Beginning AUV.........................  N/A           N/A           N/A           N/A           N/A           $10.048
        Ending AUV............................  N/A           N/A           N/A           N/A           N/A           $10.749
        Ending Number of AUs..................  N/A           N/A           N/A           N/A           N/A           0

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BALANCED - SAST Class 3 Shares
(formerly "SunAmerica Balanced")
(Inception Date - 12/02/02)
        Beginning AUV.........................  $12.998       $12.509       $14.149       $14.844       $14.860       $16.185
        Ending AUV............................  $12.509       $14.149       $14.844       $14.860       $16.185       $17.071
        Ending Number of AUs..................  8             8,383         14,273        21,901        29,843        38,930

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BLUE CHIP GROWTH - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $5.053        $4.659        $5.769        $5.965        $6.009        $6.292
        Ending AUV............................  $4.659        $5.769        $5.965        $6.009        $6.292        $7.120
        Ending Number of AUs..................  20            26,106        73,144        71,210        73,611        82,831

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CAPITAL APPRECIATION - AST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $27.667       $25.794       $33.529       $35.945       $39.429       $43.161
        Ending AUV............................  $25.794       $33.529       $35.945       $39.429       $43.161       $53.166
        Ending Number of AUs..................  4             22,135        93,261        166,117       234,956       244,241

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CAPITAL GROWTH - SAST Class 3 Shares
(formerly "Goldman Sachs Research")
(Inception Date - 12/02/02)
        Beginning AUV.........................  $5.388        $5.058        $6.224        $6.910        $7.034        $8.061
        Ending AUV............................  $5.058        $6.224        $6.910        $7.034        $8.061        $9.287
        Ending Number of AUs..................  19            4,280         8,625         27,129        38,037        80,408

---------------------------------------------------------------------------------------------------------------------------------
CASH MANAGEMENT - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $13.024       $13.018       $12.878       $12.756       $12.882       $13.243
        Ending AUV............................  $13.018       $12.878       $12.756       $12.882       $13.243       $13.539
        Ending Number of AUs..................  13            41,646        155,784       210,986       291,361       455,703

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CONSERVATIVE BALANCED - PVCF Class 2 Shares
(Inception Date - 01/29/07)
        Beginning AUV.........................  N/A           N/A           N/A           N/A           N/A           $10.000
        Ending AUV............................  N/A           N/A           N/A           N/A           N/A           $10.556
        Ending Number of AUs..................  N/A           N/A           N/A           N/A           N/A           0

---------------------------------------------------------------------------------------------------------------------------------


         AU - Accumulation Unit
         AUV - Accumulation Unit Value

                                                FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   NINE MONTHS
                                                   ENDED         ENDED         ENDED         ENDED         ENDED         ENDED
             VARIABLE PORTFOLIOS                 12/31/02      12/31/03      12/31/04      12/31/05      12/31/06      09/30/07
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
CONSERVATIVE GROWTH - PVCF Class 2 Shares
(Inception Date - 01/29/07)
        Beginning AUV.........................  N/A           N/A           N/A           N/A           N/A           $10.695
        Ending AUV............................  N/A           N/A           N/A           N/A           N/A           $11.568
        Ending Number of AUs..................  N/A           N/A           N/A           N/A           N/A           0

---------------------------------------------------------------------------------------------------------------------------------
CORPORATE BOND - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $14.379       $14.704       $16.174       $16.975       $16.995       $17.675
        Ending AUV............................  $14.704       $16.174       $16.975       $16.995       $17.675       $18.007
        Ending Number of AUs..................  7             13,523        101,975       181,992       309,160       400,409

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DAVIS VENTURE VALUE - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $22.187       $21.460       $28.069       $31.304       $34.019       $38.538
        Ending AUV............................  $21.460       $28.069       $31.304       $34.019       $38.538       $40.966
        Ending Number of AUs..................  5             43,093        165,250       269,443       372,027       404,666

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"DOGS" OF WALL STREET - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $9.177        $8.902        $10.500       $11.309       $10.807       $12.916
        Ending AUV............................  $8.902        $10.500       $11.309       $10.807       $12.916       $13.037
        Ending Number of AUs..................  11            21,567        26,019        37,847        40,013        52,161

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EMERGING MARKETS - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $6.213        $5.958        $8.933        $10.934       $14.738       $18.981
        Ending AUV............................  $5.958        $8.933        $10.934       $14.738       $18.981       $25.403
        Ending Number of AUs..................  16            8,343         26,956        33,507        90,106        119,160

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EQUITY INCOME ACCOUNT I - PVCF Class 2 Shares
(Inception Date - 01/29/07)
        Beginning AUV.........................  N/A           N/A           N/A           N/A           N/A           $10.000
        Ending AUV............................  N/A           N/A           N/A           N/A           N/A           $10.603
        Ending Number of AUs..................  N/A           N/A           N/A           N/A           N/A           0

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EQUITY OPPORTUNITIES - SAST Class 3 Shares
(formerly "Federated American Leaders")
(Inception Date - 12/02/02)
        Beginning AUV.........................  $13.332       $12.912       $16.184       $17.475       $17.970       $20.603
        Ending AUV............................  $12.912       $16.184       $17.475       $17.970       $20.603       $21.513
        Ending Number of AUs..................  8             18,228        49,330        74,186        79,317        80,111

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FLEXIBLE INCOME - PVCF Class 2 Shares
(Inception Date - 01/29/07)
        Beginning AUV.........................  N/A           N/A           N/A           N/A           N/A           $10.000
        Ending AUV............................  N/A           N/A           N/A           N/A           N/A           $10.394
        Ending Number of AUs..................  N/A           N/A           N/A           N/A           N/A           0

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FOREIGN VALUE - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $9.960        $9.407        $12.463       $14.701       $15.918       $19.918
        Ending AUV............................  $9.407        $12.463       $14.701       $15.918       $19.918       $22.466
        Ending Number of AUs..................  10            60,221        278,670       452,486       534,378       554,226

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FRANKLIN INCOME SECURITIES FUND - FTVIPT Class 2 Shares
(Inception Date - 02/04/08)
        Beginning AUV.........................  N/A           N/A           N/A           N/A           N/A           N/A
        Ending AUV............................  N/A           N/A           N/A           N/A           N/A           N/A
        Ending Number of AUs..................  N/A           N/A           N/A           N/A           N/A           N/A

---------------------------------------------------------------------------------------------------------------------------------
FRANKLIN TEMPLETON VIP FOUNDING FUNDS ALLOCATION FUND - FTVIPT Class 2 Shares
(Inception Date - 02/04/08)
        Beginning AUV.........................  N/A           N/A           N/A           N/A           N/A           N/A
        Ending AUV............................  N/A           N/A           N/A           N/A           N/A           N/A
        Ending Number of AUs..................  N/A           N/A           N/A           N/A           N/A           N/A

---------------------------------------------------------------------------------------------------------------------------------
FUNDAMENTAL GROWTH - SAST Class 3 Shares
(formerly "Putnam Growth: Voyager")
(Inception Date - 12/02/02)
        Beginning AUV.........................  $14.739       $13.785       $16.795       $17.326       $18.055       $18.764
        Ending AUV............................  $13.785       $16.795       $17.326       $18.055       $18.764       $20.787
        Ending Number of AUs..................  7             347           6,880         6,770         6,162         35,485

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GLOBAL BOND - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $16.048       $16.324       $16.611       $16.968       $17.435       $17.792
        Ending AUV............................  $16.324       $16.611       $16.968       $17.435       $17.792       $18.672
        Ending Number of AUs..................  6             9,261         7,071         18,014        34,374        65,338

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GLOBAL EQUITIES - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $13.154       $12.546       $15.584       $17.129       $19.485       $23.713
        Ending AUV............................  $12.546       $15.584       $17.129       $19.485       $23.713       $26.795
        Ending Number of AUs..................  8             837           8,578         19,613        29,060        35,675

---------------------------------------------------------------------------------------------------------------------------------


         AU - Accumulation Unit
         AUV - Accumulation Unit Value

                                                FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   NINE MONTHS
                                                   ENDED         ENDED         ENDED         ENDED         ENDED         ENDED
             VARIABLE PORTFOLIOS                 12/31/02      12/31/03      12/31/04      12/31/05      12/31/06      09/30/07
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
GOVERNMENT & QUALITY BOND - AST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $16.183       $16.472       $16.588       $16.854       $16.995       $17.248
        Ending AUV............................  $16.472       $16.588       $16.854       $16.995       $17.248       $17.589
        Ending Number of AUs..................  6             92,010        344,247       524,648       679,782       789,170

---------------------------------------------------------------------------------------------------------------------------------
GROWTH - AST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $22.137       $20.848       $26.615       $28.987       $30.508       $33.954
        Ending AUV............................  $20.848       $26.615       $28.987       $30.508       $33.954       $38.194
        Ending Number of AUs..................  5             25,103        104,329       164,540       194,034       191,239

---------------------------------------------------------------------------------------------------------------------------------
GROWTH-INCOME - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $21.715       $20.787       $25.658       $28.116       $29.613       $31.254
        Ending AUV............................  $20.787       $25.658       $28.116       $29.613       $31.254       $34.367
        Ending Number of AUs..................  5             3,707         14,351        16,334        20,187        24,704

---------------------------------------------------------------------------------------------------------------------------------
GROWTH OPPORTUNITIES - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $3.799        $3.435        $4.557        $4.753        $5.027        $5.603
        Ending AUV............................  $3.435        $4.557        $4.753        $5.027        $5.603        $6.623
        Ending Number of AUs..................  26            10,237        19,715        26,344        135,509       173,419

---------------------------------------------------------------------------------------------------------------------------------
HIGH-YIELD BOND - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $11.534       $11.586       $14.978       $17.285       $18.488       $20.828
        Ending AUV............................  $11.586       $14.978       $17.285       $18.488       $20.828       $20.937
        Ending Number of AUs..................  9             11,111        23,313        49,466        55,632        77,020

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INTERNATIONAL DIVERSIFIED EQUITIES - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $7.290        $7.170        $9.286        $10.629       $11.883       $14.413
        Ending AUV............................  $7.170        $9.286        $10.629       $11.883       $14.413       $16.589
        Ending Number of AUs..................  14            57,435        258,255       421,466       552,683       581,552

---------------------------------------------------------------------------------------------------------------------------------
INTERNATIONAL GROWTH & INCOME - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $8.573        $8.330        $11.204       $13.305       $14.940       $18.647
        Ending AUV............................  $8.330        $11.204       $13.305       $14.940       $18.647       $20.678
        Ending Number of AUs..................  12            20,136        60,016        65,638        140,209       218,938

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LORD ABBETT GROWTH AND INCOME - LASF Class VC Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $8.665        $8.180        $10.556       $11.713       $11.911       $13.758
        Ending AUV............................  $8.180        $10.556       $11.713       $11.911       $13.758       $14.604
        Ending Number of AUs..................  12            48,186        125,707       187,127       242,408       321,291

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MARSICO FOCUSED GROWTH - SAST Class 3 Shares
(formerly "Marsico Growth")
(Inception Date - 12/02/02)
        Beginning AUV.........................  $7.833        $7.426        $9.503        $10.387       $11.298       $12.053
        Ending AUV............................  $7.426        $9.503        $10.387       $11.298       $12.053       $13.498
        Ending Number of AUs..................  13            8,026         48,359        70,568        106,609       117,164

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MFS MASSACHUSETTS INVESTORS TRUST - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $15.713       $14.930       $17.969       $19.749       $20.902       $23.242
        Ending AUV............................  $14.930       $17.969       $19.749       $20.902       $23.242       $25.589
        Ending Number of AUs..................  6             12,888        50,786        76,861        88,286        84,749

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MFS TOTAL RETURN - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $20.353       $19.853       $22.797       $24.931       $25.240       $27.772
        Ending AUV............................  $19.853       $22.797       $24.931       $25.240       $27.772       $28.993
        Ending Number of AUs..................  5             18,660        76,118        132,859       184,658       217,572

---------------------------------------------------------------------------------------------------------------------------------
MID-CAP GROWTH - SAST Class 3 Shares
(formerly "MFS Mid-Cap Growth")
(Inception Date - 12/02/02)
        Beginning AUV.........................  $7.423        $6.965        $9.392        $10.528       $10.672       $10.754
        Ending AUV............................  $6.965        $9.392        $10.528       $10.672       $10.754       $12.514
        Ending Number of AUs..................  14            55,256        123,122       185,705       220,120       214,537

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MTB LARGE CAP GROWTH FUND II - MTB
(Inception Date - 02/05/07)
        Beginning AUV.........................  N/A           N/A           N/A           N/A           N/A           $10.000
        Ending AUV............................  N/A           N/A           N/A           N/A           N/A           $10.923
        Ending Number of AUs..................  N/A           N/A           N/A           N/A           N/A           2,344

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MTB LARGE CAP VALUE FUND II - MTB
(Inception Date - 02/05/07)
        Beginning AUV.........................  N/A           N/A           N/A           N/A           N/A           $10.000
        Ending AUV............................  N/A           N/A           N/A           N/A           N/A           $10.197
        Ending Number of AUs..................  N/A           N/A           N/A           N/A           N/A           12,324

---------------------------------------------------------------------------------------------------------------------------------


         AU - Accumulation Unit
         AUV - Accumulation Unit Value

                                                FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   NINE MONTHS
                                                   ENDED         ENDED         ENDED         ENDED         ENDED         ENDED
             VARIABLE PORTFOLIOS                 12/31/02      12/31/03      12/31/04      12/31/05      12/31/06      09/30/07
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
MTB MANAGED ALLOCATION FUND - AGGRESSIVE GROWTH II - MTB
(Inception Date - 02/05/07)
        Beginning AUV.........................  N/A           N/A           N/A           N/A           N/A           $10.000
        Ending AUV............................  N/A           N/A           N/A           N/A           N/A           $10.791
        Ending Number of AUs..................  N/A           N/A           N/A           N/A           N/A           0

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MTB MANAGED ALLOCATION FUND - CONSERVATIVE GROWTH II - MTB
(Inception Date - 02/05/07)
        Beginning AUV.........................  N/A           N/A           N/A           N/A           N/A           $10.000
        Ending AUV............................  N/A           N/A           N/A           N/A           N/A           $10.430
        Ending Number of AUs..................  N/A           N/A           N/A           N/A           N/A           0

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MTB MANAGED ALLOCATION FUND - MODERATE GROWTH II - MTB
(Inception Date - 02/05/07)
        Beginning AUV.........................  N/A           N/A           N/A           N/A           N/A           $10.000
        Ending AUV............................  N/A           N/A           N/A           N/A           N/A           $10.581
        Ending Number of AUs..................  N/A           N/A           N/A           N/A           N/A           7,532

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NATURAL RESOURCES - AST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $14.699       $15.272       $22.162       $27.232       $39.093       $47.983
        Ending AUV............................  $15.272       $22.162       $27.232       $39.093       $47.983       $63.499
        Ending Number of AUs..................  7             2,659         13,516        20,935        46,948        56,214

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REAL ESTATE - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $11.721       $11.836       $16.050       $21.219       $23.619       $31.207
        Ending AUV............................  $11.836       $16.050       $21.219       $23.619       $31.207       $29.380
        Ending Number of AUs..................  9             5,172         21,487        41,656        76,509        100,418

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SMALL COMPANY VALUE - SAST Class 3 Shares
(Inception Date - 05/01/06)
        Beginning AUV.........................  N/A           N/A           N/A           N/A           $10.000       $10.117
        Ending AUV............................  N/A           N/A           N/A           N/A           $10.117       $10.210
        Ending Number of AUs..................  N/A           N/A           N/A           N/A           37,974        103,655

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SMALL & MID CAP VALUE - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $10.464       $10.122       $13.588       $15.770       $16.432       $18.363
        Ending AUV............................  $10.122       $13.588       $15.770       $16.432       $18.363       $19.618
        Ending Number of AUs..................  10            40,298        107,053       172,111       250,312       290,881

---------------------------------------------------------------------------------------------------------------------------------
STRATEGIC GROWTH - PVCF Class 2 Shares
(Inception Date - 01/29/07)
        Beginning AUV.........................  N/A           N/A           N/A           N/A           N/A           $11.828
        Ending AUV............................  N/A           N/A           N/A           N/A           N/A           $12.871
        Ending Number of AUs..................  N/A           N/A           N/A           N/A           N/A           0

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TECHNOLOGY - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $2.048        $1.716        $2.544        $2.436        $2.388        $2.373
        Ending AUV............................  $1.716        $2.544        $2.436        $2.388        $2.373        $2.864
        Ending Number of AUs..................  49            38,060        73,154        122,732       165,697       217,199

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TELECOM UTILITY - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $8.494        $8.622        $10.068       $11.549       $12.087       $15.021
        Ending AUV............................  $8.622        $10.068       $11.549       $12.087       $15.021       $17.137
        Ending Number of AUs..................  12            1,443         3,520         6,378         11,743        18,294

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VAN KAMPEN LIT COMSTOCK - VKT Class II Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $8.543        $8.155        $10.504       $12.149       $12.458       $14.239
        Ending AUV............................  $8.155        $10.504       $12.149       $12.458       $14.239       $14.617
        Ending Number of AUs..................  12            22,640        91,517        176,135       193,724       202,530

---------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIT GROWTH AND INCOME - VKT Class II Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $9.011        $8.791        $11.056       $12.428       $13.431       $15.341
        Ending AUV............................  $8.791        $11.056       $12.428       $13.431       $15.341       $16.040
        Ending Number of AUs..................  11            71,196        280,789       444,932       576,367       623,684

---------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIT STRATEGIC GROWTH - VKT Class II Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $7.598        $6.997        $8.755        $9.208        $9.762        $9.867
        Ending AUV............................  $6.997        $8.755        $9.208        $9.762        $9.867        $11.307
        Ending Number of AUs..................  13            6,547         22,764        28,122        29,207        28,463

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WORLDWIDE HIGH INCOME - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $13.871       $13.993       $17.344       $18.645       $19.658       $21.174
        Ending AUV............................  $13.993       $17.344       $18.645       $19.658       $21.174       $21.856
        Ending Number of AUs..................  7             875           12,255        17,131        26,951        28,688

---------------------------------------------------------------------------------------------------------------------------------


         AU - Accumulation Unit
         AUV - Accumulation Unit Value

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           APPENDIX B - DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION
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Capitalized terms used in this Appendix have the same meaning as they have in prospectus.

The term "Continuation Net Purchase Payment" is used frequently to describe the death benefit options payable to the beneficiary of the Continuing Spouse. We define Continuation Net Purchase Payment as Net Purchase Payments made as of the Continuation Date. For the purpose of calculating Continuation Net Purchase Payments, the amount that equals the contract value on the Continuation Date, including the Continuation Contribution is considered a Purchase Payment. If the Continuing Spouse makes no additional Purchase Payments or withdrawal, Continuation Net Purchase Payments equals the contract value on the Continuation Date, including the Continuation Contribution.

The term "withdrawals" as used in describing the death benefit option below is defined as withdrawals and the fees and charges applicable to those withdrawals.

THE COMPANY WILL NOT ACCEPT PURCHASE PAYMENTS FROM ANYONE AGE 86 OR OLDER. FURTHERMORE, THE DEATH BENEFIT CALCULATIONS ASSUME THAT NO PURCHASE PAYMENTS ARE RECEIVED ON OR AFTER YOUR 86TH BIRTHDAY.

If the Continuing Spouse is below age 83 on the Continuation Date, the death benefit is the greatest of:

     a. Contract value; or


     b. Contract value on the Continuation Date, plus Purchase Payments received after the Continuation Date and prior to the Continuing Spouse's 86th birthday, reduced for withdrawals in the same proportion that the withdrawal reduced contract value on that date of such withdrawal; or


     c. Maximum anniversary value on any contract anniversary that occurred after the Continuation Date, but prior to the Continuing Spouse's 83rd birthday. The anniversary value for any year is equal to the contract value on the applicable contract anniversary, plus Purchase Payments received since that anniversary date but prior to the Continuing Spouse's 86th birthday, and reduced for any withdrawals since that contract anniversary in the same proportion that the contract value was reduced on the date of such withdrawal.

If the Continuing Spouse is age 83-85 on the Continuation Date, the death benefit will be the greater of:

     a. Contract value; or

     b. Contract value on the Continuation Date, plus Purchase Payment received after the Continuation Date but prior to the Continuing Spouse's 86th birthday, reduced for withdrawals in the same proportion that the withdrawal reduced contract value on that date of such withdrawal.

If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit will be equal to the contract value at the time we receive all required paperwork and satisfactory proof of death.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SPOUSAL CONTINUATION PROVISION (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

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                 APPENDIX C - OPTIONAL LIVING BENEFIT EXAMPLES
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The following examples demonstrate the operation of the MarketLock For Life Plus, MarketLock, MarketLock For Two and Polaris Income Rewards features:

MARKETLOCK FOR LIFE PLUS EXAMPLES

The following examples demonstrate the operation of the MarketLock For Life Plus feature:

EXAMPLE 1:


Assume you elect MarketLock For Life Plus and you invest a single Purchase Payment of $100,000, and you make no additional Purchase Payments, and no withdrawals before the 1st contract anniversary. Assume that on your 1st contract anniversary, your contract value is $103,000.


Your initial Benefit Base and Bonus Base are equal to 100% of your Eligible Purchase Payments, or $100,000. Your Bonus on the first anniversary is calculated as the Bonus Percentage (6%) multiplied by the Bonus Base ($100,000) which equals $6,000. On your first contract anniversary, your Benefit Base is adjusted to $106,000 which equals the greatest of your current Benefit Base ($100,000), your contract value ($103,000), or your Bonus plus your current Benefit Base ($6,000 + $100,000).

Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals after the 1st contract anniversary is 5% of the Benefit Base (5% X $106,000 = $5,300). Therefore, as of your 1st contract anniversary, you may take withdrawals of up to $5,300 each year as long as the Covered Person(s) is(are) alive and you do not take any excess withdrawals.

EXAMPLE 2:


Assume you elect MarketLock For Life Plus, you invest an initial Purchase Payment of $100,000, you make subsequent Purchase Payments of $120,000 in year 2, $30,000 in year 5, and $50,000 in year 6, and you take no withdrawals before the 6th contract anniversary. Assume further that on your 1st contract anniversary, your contract value is $103,000. Therefore, your Benefit Base and Bonus Base do not increase due to a maximum Anniversary Value. Your contract values, Benefit Bases, Bonus Bases, and Bonuses are given as follows:



------------------------------------------------------------------------------
                                                                     MAXIMUM
                                                                      ANNUAL
      CONTRACT         CONTRACT                                     WITHDRAWAL
     ANNIVERSARY        VALUE    BENEFIT BASE BONUS BASE   BONUS      AMOUNT
------------------------------------------------------------------------------
         1st           $103,000   $106,000     $100,000    $6,000     $5,300
------------------------------------------------------------------------------
         2nd           $223,000   $218,000     $200,000   $12,000    $10,900
------------------------------------------------------------------------------
         3rd           $223,000   $230,000     $200,000   $12,000    $11,500
------------------------------------------------------------------------------
         4th           $223,000   $242,000     $200,000   $12,000    $12,100
------------------------------------------------------------------------------
         5th           $253,000   $285,800     $230,000   $13,800    $14,290
------------------------------------------------------------------------------
         6th           $303,000   $299,600     $230,000   $13,800    $14,980
------------------------------------------------------------------------------


Since the Benefit Base equals the Benefit Base at the beginning of that Benefit Year plus the subsequent Eligible Purchase Payments made in year 2, your new Benefit Base at the time of deposit equals $206,000 ($106,000 + $100,000). $20,000 of the $120,000 Purchase Payment is considered Ineligible Purchase Payments because it exceeds the Eligible Purchase Payment made in the 1st contract year (100% of $100,000). On your 2nd contract anniversary, your Bonus is $12,000 (6% X $200,000) and your Benefit Base equals $218,000 ($206,000 +
$12,000). Assuming your Maximum Annual Withdrawal Percentage at that time is 5%, then your Maximum Annual Withdrawal Amount would be $10,900 if you were to start taking withdrawals after the 2nd contract anniversary (5% of the $218,000 Benefit Base). However, continuing to assume you do not take any withdrawals in years 3 and 4, your Benefit Base will increase by your Bonus and as a result, your Maximum Annual Withdrawal Amount will also increase. After your Purchase Payment of $30,000 in year 5, your new Benefit Base equals $272,000 ($242,000 + $30,000). On your 5th contract anniversary, your Bonus Base is $230,000 and your Bonus equals $13,800 ($230,000 X 6%). Your Benefit Base equals $285,800 ($272,000 + $13,800). Any Purchase Payments made on or after your 5th contract anniversary are considered Ineligible Purchase Payments. Therefore, your $50,000 Purchase Payment in year 6 will not increase the Benefit Base, Bonus Base, or Bonus. A maximum Anniversary Value is not attained on the 6th contract anniversary since the contract value of $303,000 is reduced by Ineligible Purchase Payments of $70,000 ($20,000 + $50,000). Therefore, your Benefit Base is $299,600 ($285,800 + $13,800). If you were to start taking withdrawals after the 6th contract anniversary, and your Maximum Annual Withdrawal Percentage at that time remains at 5%, your Maximum Annual Withdrawal Amount would be $14,980 (5% of the $299,600 Benefit Base). If you do not take any Excess Withdrawals and begin taking withdrawals as of the 6th contract anniversary, you may take up to $14,980 each year as long as the Covered Person(s) is (are) alive.

EXAMPLE 3:


Assume you elect MarketLock For Life Plus and you invest a single Purchase Payment of $100,000, and you make no additional Purchase Payments. Assume that your contract values, Benefit Bases, Bonus Bases, and Bonuses are as follows:



------------------------------------------------------------------------------
                                                                     MAXIMUM
                                                                      ANNUAL
      CONTRACT         CONTRACT                                     WITHDRAWAL
     ANNIVERSARY        VALUE    BENEFIT BASE BONUS BASE   BONUS      AMOUNT
------------------------------------------------------------------------------
         1st           $103,000   $106,000     $100,000    $6,000     $5,300
------------------------------------------------------------------------------
         2nd           $115,000   $115,000     $115,000     N/A*      $5,750
------------------------------------------------------------------------------
         3rd           $107,000   $121,900     $115,000    $6,900     $6,095
------------------------------------------------------------------------------
         4th           $110,000   $128,800     $115,000    $6,900     $6,440
------------------------------------------------------------------------------
         5th           $140,000   $140,000     $140,000     N/A*      $7,000
------------------------------------------------------------------------------
         6th           $145,000   $148,400     $140,000    $8,400     $7,420
------------------------------------------------------------------------------


* The Benefit Base calculated based on the maximum anniversary value is greater than the Bonus plus the Benefit Base; therefore, the Bonus Base and Benefit Base are increased to the current anniversary value, and the Benefit Base is not increased by the Bonus.

On your 6th contract anniversary, your contract value is $145,000, and your Benefit Base is stepped-up to $148,400 and Bonus Base remains unchanged. Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals would be $7,420 (5% of the $148,400 Benefit Base). Therefore, if you do not take any excess withdrawals and begin taking withdrawals as of the 6th contract anniversary, you may take up to $7,420 each year as long as the Covered Person(s) is (are) alive.

EXAMPLE 4 - IMPACT OF WITHDRAWALS IN EXCESS OF MAXIMUM ANNUAL WITHDRAWAL AMOUNT:


Assume you elect MarketLock For Life Plus, and you invest a single Purchase Payment of $100,000 with no additional Purchase Payments and no withdrawals before the 6th contract anniversary. Contract values, Benefit Base values, Bonus Base values, and Bonus amounts are as described in EXAMPLE 3 above. Also assume that during your 7th contract year, after your 6th contract anniversary, your contract value is $107,920 and you make a withdrawal of $11,440. Because the withdrawal is greater than your Maximum Annual Withdrawal Amount ($7,420), this withdrawal includes an Excess Withdrawal. In this case, the amount of the Excess Withdrawal is the total amount of the withdrawal less your Maximum Annual Withdrawal Amount ($11,440 - $7,420), or $4,020. First, we process the portion of your withdrawal that is not the Excess Withdrawal, which is $7,420. Your contract value after this portion of the withdrawal is $100,500
($107,920 - $7,420), but your Benefit Base and Bonus Base are unchanged. Next, we recalculate your Benefit Base, Bonus Base and Bonus by reducing the Benefit Base and Bonus Base by the proportion by which the contract value was reduced by the Excess Withdrawal ($4,020/$100,500 = 4%). The Benefit Base is adjusted to $142,464($148,400 minus 4% of $148,400 equals $5,936). The Bonus Base is adjusted to $134,400 ($140,000 minus 4% of $140,000 equals $5,600). Your new
Bonus is 6% of your new Bonus Base (6% X $134,400), which equals $8,064. Your new Maximum Annual Withdrawal Amount is your Benefit Base multiplied by your Maximum Annual Withdrawal Percentage ($142,464 X 5%), which equals $7,123.20. Therefore, if you do not take additional excess withdrawals, you may take up to $7,123.20 each year as long as the Covered Person(s) is(are) alive.



EXAMPLE 5 - IF YOU ELECT MARKETLOCK FOR LIFE PLUS OPTION 2:



Assume you elect MarketLock For Life Plus Option 2, and you invest a single Purchase Payment of $100,000. You make no additional Purchase Payments and no withdrawals before the 10th contract anniversary. Assume further that on your 1st contract anniversary, your contract value increases to $103,000, but through each subsequent contract year, there is effectively 0% growth net of fees in your contract value. Therefore, your Benefit Base and Bonus Base do not increase due to a maximum Anniversary Value. Assume that your contract values, Benefit Bases, Bonus Bases, and Bonuses are given as follows:



----------------------------------------------------------------------------
                                                                   MAXIMUM
                                                                    ANNUAL
                       CONTRACT   BENEFIT     BONUS               WITHDRAWAL
     ANNIVERSARY        VALUE       BASE       BASE      BONUS      AMOUNT
----------------------------------------------------------------------------
         1st           $103,000   $107,000   $100,000    $7,000     $5,350
----------------------------------------------------------------------------
         2nd           $103,000   $114,000   $100,000    $7,000     $5,700
----------------------------------------------------------------------------
         3rd           $103,000   $121,000   $100,000    $7,000     $6,050
----------------------------------------------------------------------------
         4th           $103,000   $128,000   $100,000    $7,000     $6,400
----------------------------------------------------------------------------
         5th           $103,000   $135,000   $100,000    $7,000     $6,750
----------------------------------------------------------------------------
         6th           $103,000   $142,000   $100,000    $7,000     $7,100
----------------------------------------------------------------------------
         7th           $103,000   $149,000   $100,000    $7,000     $7,450
----------------------------------------------------------------------------
         8th           $103,000   $156,000   $100,000    $7,000     $7,800
----------------------------------------------------------------------------
         9th           $103,000   $163,000   $100,000    $7,000     $8,150
----------------------------------------------------------------------------
        10th           $103,000   $200,000   $100,000     N/A*     $10,000
----------------------------------------------------------------------------



* The Benefit Base calculated based on 200% of the Purchase Payments made in the first contract year is greater than both maximum Anniversary Value and the Bonus plus the Benefit Base; therefore, the Benefit Base is increased to $200,000 on the 10th anniversary.



On your 10th anniversary, your Benefit Base is equal to the greatest of your contract value ($103,000), your Bonus plus your current Benefit Base
($170,000 = $163,000 + $7,000),
and 200% of the Purchase Payments made in the first contract year
($200,000 = 200% of $100,000). Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals would be $10,000 (5% of the $200,000 Benefit Base). Therefore, if you do not take any excess withdrawals and begin taking withdrawals as of the 10th anniversary, you may take up to $10,000 each year as long as the Covered Person(s) is(are) alive.


MARKETLOCK AND MARKETLOCK FOR TWO EXAMPLES

The following examples demonstrate the operation of the MarketLock and MarketLock For Two features:

EXAMPLE 1:

Assume you elect MarketLock and you invest a single Purchase Payment of $100,000, and that you make no additional Purchase Payments and no withdrawals before the 1st contract anniversary. Assume that on your 1st contract anniversary, your contract value is $105,000.

Your initial MAV Benefit Base is equal to 100% of your Eligible Purchase Payments, or $100,000. On your first contract Anniversary, your MAV Benefit Base is equal to the greater of your current MAV Benefit Base ($100,000), or your contract value ($105,000), which is $105,000. Your Maximum Annual Withdrawal Amount if you were to start taking withdrawals following your first contract anniversary is 5% of the Benefit Base (5% x $105,000 = $5,250). The Minimum Withdrawal Period is equal to the MAV Benefit Base divided by the Maximum Annual Withdrawal Amount, which is 20 years ($105,000/$5,250). Therefore, as of your 1st contract anniversary, you may take up to $105,000 in withdrawals of up to $5,250 annually over a minimum of 20 years. However, if the first withdrawal occurs on or after the older owner's 65th birthday and no withdrawal ever exceeds 5% of each year's MAV Benefit Base, then all such withdrawals are guaranteed for the lifetime of the older owner and the Minimum Withdrawal Period does not apply unless lifetime withdrawals are terminated.

EXAMPLE 2:

Assume you elect MarketLock and you invest a single Purchase Payment of $100,000, and that you make no additional Purchase Payments and no withdrawals before the 5th contract anniversary. Assume that your contract anniversary values and MAV Benefit Base values are as follows:


------------------------------------------------------------------------------
                                                                     LIFETIME
                                               MAXIMUM               MAXIMUM
                                                ANNUAL    MINIMUM     ANNUAL
      CONTRACT         CONTRACT               WITHDRAWAL WITHDRAWAL WITHDRAWAL
     ANNIVERSARY        VALUE    BENEFIT BASE   AMOUNT     PERIOD     AMOUNT
------------------------------------------------------------------------------
         1st           $105,000   $105,000      $5,250       20       $5,250
------------------------------------------------------------------------------
         2nd           $115,000   $115,000      $5,750       20       $5,750
------------------------------------------------------------------------------
         3rd           $107,000   $115,000      $5,750       20       $5,750
------------------------------------------------------------------------------
         4th           $110,000   $110,000      $5,500       20       $5,500
------------------------------------------------------------------------------
         5th           $120,000   $120,000      $8,400     14.28      $6,000
------------------------------------------------------------------------------



On your 5th anniversary, your contract value is $120,000, and your MAV Benefit Base is stepped-up to $120,000. Your Maximum Annual Withdrawal Amount if you were to start taking withdrawals after your 5th contract anniversary is 7% of the MAV Benefit Base (7% x $120,000 = $8,400). The Minimum Withdrawal Period is equal to the MAV Benefit Base divided by the Maximum Annual Withdrawal Amount, which is 14.28 years ($120,000/$8,400). Therefore, as of your 5th contract anniversary, you may take up to $120,000 in withdrawals of up to $8,400 annually over a minimum of 14 years, plus $2,400 in the last Benefit Year. If you are age 65 or older, you may take annual withdrawals up to $6,000 (5% X $120,000) for life.


EXAMPLE 3 - IMPACT OF WITHDRAWALS LESS THAN OR EQUAL TO MAXIMUM ANNUAL
            WITHDRAWAL AMOUNT:

Assume you elect MarketLock, and you invest a single Purchase Payment of $100,000 with no additional Purchase Payments and no withdrawals before the 5th contract anniversary, and contract values and MAV Benefit Base values as described in EXAMPLE 2 above. During your 6th contract Year, after your 5th contract anniversary, you make a withdrawal of $4,500. Because the withdrawal is less than or equal to your Maximum Annual Withdrawal Amount ($8,400), your MAV Benefit Base ($120,000) is reduced by the total dollar amount of the withdrawal ($4,500). Your new MAV Benefit Base equals $115,500. Your Maximum Annual Withdrawal Amount remains $8,400. Your new Minimum Withdrawal Period following the withdrawal is equal to the new MAV Benefit Base divided by your current Maximum Annual Withdrawal Amount, ($115,500/$8,400). Therefore, following this first withdrawal of $4,500, you may take withdrawals of up to $8,400 annually over the next 13 years, plus $6,300 in the last Benefit Year.

EXAMPLE 4 - IMPACT OF WITHDRAWALS IN EXCESS OF MAXIMUM ANNUAL WITHDRAWAL AMOUNT:

Assume you elect MarketLock and you invest a single Purchase Payment of $100,000, and that you make no additional Purchase Payments and no withdrawals before the 5th contract anniversary. Assume that your contract anniversary values and MAV Benefit Base values are as follows:


------------------------------------------------------------------------------
                                                                     LIFETIME
                                               MAXIMUM               MAXIMUM
                                                ANNUAL    MINIMUM     ANNUAL
      CONTRACT         CONTRACT               WITHDRAWAL WITHDRAWAL WITHDRAWAL
     ANNIVERSARY        VALUE    BENEFIT BASE   AMOUNT     PERIOD     AMOUNT
------------------------------------------------------------------------------
         1st           $105,000   $105,000      $5,250       20       $5,250
------------------------------------------------------------------------------
         2nd           $115,000   $115,000      $5,750       20       $5,750
------------------------------------------------------------------------------
         3rd           $120,000   $120,000      $6,000       20       $6,000
------------------------------------------------------------------------------
         4th           $110,000   $120,000      $6,000       20       $6,000
------------------------------------------------------------------------------
         5th           $80,000    $120,000      $8,400     14.28      $6,000
------------------------------------------------------------------------------


Your Maximum Annual Withdrawal Amount if you were to start taking withdrawals after your 5th contract anniversary is 7% of the MAV Benefit Base
(7% X $120,000 = $8,400). The Minimum Withdrawal Period is equal to the MAV Benefit Base divided by the Maximum Annual Withdrawal Amount, which is 14.28 years ($120,000/$8,400). Therefore, you may take annual withdrawals of up to $8,400 over the next 14 years, plus $2,400 in the last Benefit Year.


Now assume that during your 6th contract year, after your 5th contract anniversary, your contract value is $80,000 and you make a withdrawal of $11,688. Because the withdrawal is greater than your Maximum Annual Withdrawal Amount ($8,400), this withdrawal includes an Excess Withdrawal. In this case, the amount of the Excess Withdrawal is the total amount of the withdrawal less your Maximum Annual Withdrawal Amount ($11,688 -- $8,400), or $3,288. First, we process the portion of your withdrawal that is not the Excess Withdrawal, which is $8,400 from the contract value and the MAV Benefit Base. Your contract value after this portion of the withdrawal is $71,600 ($80,000 - $8,400). Your MAV Benefit Base after this portion of your withdrawal is $111,600
($120,000 - $8,400). Next, we recalculate your MAV Benefit Base by taking the lesser of two calculations. For the first calculation, we deduct the amount of the Excess Withdrawal from the MAV Benefit Base ($111,600 - $3,288 = $108,312). For the second calculation, we reduce the MAV Benefit Base by the proportion by which the contract value was reduced by the Excess Withdrawal
($68,312/$71,600 = 95.4%), or $111,600 * 95.4% which equals $106,475. Your MAV
Benefit Base is the lesser of these two calculations, or $106,475. The Minimum Withdrawal Period following the excess withdrawal is equal to the Minimum Withdrawal Period at the end of the prior year (14.28 years) reduced by one year (13.28 years). Your new Maximum Annual Withdrawal Amount following the excess withdrawal is your MAV Benefit Base divided by your Minimum Withdrawal Period ($106,475/13.28), which equals $8,017.71. Therefore, you may take annual withdrawals of up to $8,017.71 over the next 13 years, plus $2,244.77 in the last Benefit Year. Since the withdrawal is greater than your lifetime Maximum Annual Withdrawal Amount ($6,000), lifetime withdrawals are no longer available.


EXAMPLE 5:

Assume you elect MarketLock For Two and you invest a single Purchase Payment of $100,000, and that you make no additional Purchase Payments and no withdrawals before the 1st contract anniversary. Assume that on your 1st contract anniversary, your contract value is $105,000.

Your initial MAV Benefit Base is equal to 100% of your Eligible Purchase Payments, or $100,000. On your first contract Anniversary, your MAV Benefit Base is equal to the greater of your current MAV Benefit Base ($100,000), or your contract value ($105,000), which is $105,000. Your Maximum Annual Withdrawal Amount if you were to start taking withdrawals (when the younger of you and if applicable, your spouse is at least 63 years old but younger than 76 years old) is 5% of the MAV Benefit Base (5% x $105,000 = $5,250). Therefore, as of your 1st contract anniversary, you may take up to $5,250 annually as long as at least one of you or your spouse is alive.

EXAMPLE 6:

Assume you elect MarketLock For Two and you invest a single Purchase Payment of $100,000, and that you make no additional Purchase Payments. Assume that your contract anniversary values and MAV Benefit Base values are as follows:

-----------------------------------------------------------
     ANNIVERSARY        CONTRACT VALUE    MAV BENEFIT BASE
-----------------------------------------------------------
         1st               $105,000           $105,000
-----------------------------------------------------------
         2nd               $115,000           $115,000
-----------------------------------------------------------
         3rd               $107,000           $115,000
-----------------------------------------------------------
         4th               $110,000           $115,000
-----------------------------------------------------------
         5th               $120,000           $120,000
-----------------------------------------------------------

On your 5th anniversary, your contract value is $120,000, and your MAV Benefit Base is stepped-up to $120,000. Your Maximum Annual Withdrawal Amount if you were to start taking withdrawals (provided the younger of you or your spouse is at least 76) is 6% of the MAV Benefit Base (6% x $120,000 = $7,200). Therefore, you may take up to $7,200 annually while at least one of you or your spouse is alive.

EXAMPLE 7 - IMPACT OF WITHDRAWALS IN EXCESS OF MAXIMUM ANNUAL WITHDRAWAL AMOUNT:

Assume you elect MarketLock for Two, and you invest a single Purchase Payment of $100,000 with no additional Purchase Payments and no withdrawals before the 5th contract anniversary, and contract values and Benefit Base values are as described in EXAMPLE 6 above. Also assume that during your 6th contract year, after your 5th contract anniversary, your contract value is $118,000 and you make your first withdrawal in the amount of $11,632. Assuming that you or the younger of you or your spouse is at least age 76 at the time of your first withdrawal, your Maximum Annual Withdrawal percentage would be 6% of the MAV Benefit Base (6% X $120,000 = $7,200). However because your withdrawal of $11,632 is greater than your Maximum Annual Withdrawal Amount ($7,200), this withdrawal includes an Excess Withdrawal. In this case, the amount of the Excess Withdrawal is the total amount of the withdrawal less your Maximum Annual Withdrawal Amount ($11,632 - $7,200), or $4,432. First, we process the portion of your withdrawal that is not the Excess Withdrawal, which is $7,200. Your contract value after this portion of the withdrawal is $110,800 ($118,000 - $7,200), but your Benefit Base is unchanged. Next, we recalculate your Benefit Base by reducing the Benefit Base by the proportion by which the contract value was reduced by the Excess Withdrawal ($4,432/$110,800 = 4%), or $120,000 X 96% which equals
$115,200. Your new Maximum Annual Withdrawal Amount is your Benefit Base multiplied by your Maximum Annual Withdrawal percentage ($115,200 * 6%), which equals $6,912. Therefore, you may take up to $6,912 annually while at least one of you or your spouse is alive.

POLARIS INCOME REWARDS

EXAMPLE 1 OF POLARIS INCOME REWARDS:

Assume you elect Polaris Income Rewards Option 2 and you invest a single Purchase Payment of $100,000. If you make no additional Purchase Payments and no withdrawals, your Withdrawal Benefit Base is $100,000 on the Benefit Availability Date.

Your Stepped-Up Benefit Base equals Withdrawal Benefit Base plus the Step-Up Amount ($100,000 + (20% X $100,000) = $120,000). Your Maximum Annual Withdrawal Amount as of the Benefit Availability Date is 10% of your Withdrawal Benefit Base ($100,000 X 10% = $10,000). The Minimum Withdrawal Period is equal to the Stepped-Up Benefit Base divided by the Maximum Annual Withdrawal Amount, which is 12 years ($120,000/$10,000). Therefore, you may take up to $120,000 in withdrawals of up to $10,000 annually over a minimum of 12 years beginning on or after the Benefit Availability Date.

EXAMPLE 2 - IMPACT OF WITHDRAWALS PRIOR TO THE BENEFIT AVAILABILITY DATE FOR
            POLARIS INCOME REWARDS OPTIONS 1 AND 2:

Assume you elect Polaris Income Rewards Option 2 and you invest a single Purchase Payment of $100,000. You make a withdrawal of $11,000 prior to the Benefit Availability Date. Prior to the withdrawal, your contract value is $110,000. You make no other withdrawals before the Benefit Availability Date.

Immediately following the withdrawal, your Withdrawal Benefit Base is recalculated by first determining the proportion by which your contract value was reduced by the withdrawal ($11,000/$110,000 = 10%). Next, we reduce your Withdrawal Benefit Base by the percentage by which the contract value was reduced by the withdrawal ($100,000 - (10% X 100,000) = $90,000). Since the
Step-Up Amount is zero because a withdrawal was made prior to the Benefit Availability Date, your Stepped-Up Benefit Base on the Benefit Availability Date equals your Withdrawal Benefit Base. Therefore, the Stepped-Up Benefit Base also equals $90,000. Your Maximum Annual Withdrawal Amount is 10% of the Withdrawal Benefit Base on the Benefit Availability Date ($90,000). This equals $9,000. Therefore, you may take withdrawals of up to $9,000 annually over a minimum of 10 years ($90,000/$9,000 = 10).

EXAMPLE 3 - IMPACT OF WITHDRAWALS PRIOR TO THE BENEFIT AVAILABILITY DATE FOR
            POLARIS INCOME REWARDS OPTION 3:

Assume you elect Polaris Income Rewards Option 3 and you invest a single Purchase Payment of $100,000. You make a withdrawal of $11,000 prior to the Benefit Availability Date. Prior to the withdrawal, your contract value is $110,000. You make no other withdrawals before the Benefit Availability Date.

Immediately following the withdrawal, your Withdrawal Benefit Base is recalculated by first determining the proportion by which your contract value was reduced by the withdrawal ($11,000/$110,000 = 10%). Next, we reduce your Withdrawal Benefit Base by the percentage by which the contract value was reduced by the withdrawal ($100,000 - (10% X 100,000) = $90,000). Since the withdrawal occurred prior to the Benefit Availability Date, your Step-Up Amount will be reduced to 30% of your Withdrawal Benefit Base ((30% X $90,000) = $27,000). Therefore, your Stepped-Up Benefit Base on the Benefit Availability Date equals the Withdrawal Benefit Base plus the Step-Up Amount (($90,000 + $27,000) = $117,000). Your Maximum Annual Withdrawal Amount is 10% of the Withdrawal Benefit Base on the Benefit Availability Date ($90,000). This equals $9,000. Therefore, you may take withdrawals of up to $9,000 annually over a minimum of 13 years ($117,000/$9,000 = 13).

EXAMPLE 4 - IMPACT OF WITHDRAWALS LESS THAN OR EQUAL TO MAXIMUM ANNUAL
            WITHDRAWAL AMOUNT AFTER THE BENEFIT AVAILABILITY DATE FOR POLARIS INCOME REWARDS:

Assume you elect Polaris Income Rewards Option 2 and you invest a single Purchase Payment of $100,000. You make a withdrawal of $7,500 during the first year after the Benefit Availability Date.

Because the withdrawal is less than or equal to your Maximum Annual Withdrawal Amount ($10,000), your

Stepped-Up Benefit Base ($120,000) is reduced by the total dollar amount of the withdrawal ($7,500). Your new Stepped-Up Benefit Base equals $112,500. Your Maximum Annual Withdrawal Amount remains $10,000. Your new Minimum Withdrawal Period following the withdrawal is equal to the new Stepped-Up Benefit Base divided by your current Maximum Annual Withdrawal Amount, ($112,500/$10,000). Therefore, you may take withdrawals of up to $10,000 annually over a minimum of 11 years, plus $2,500 in the last Benefit Year.

EXAMPLE 5 - IMPACT OF WITHDRAWALS IN EXCESS OF MAXIMUM ANNUAL WITHDRAWAL AMOUNT
            AFTER THE BENEFIT AVAILABILITY DATE FOR POLARIS INCOME REWARDS:

Assume you elect Polaris Income Rewards Option 2 and you invest a single Purchase Payment of $100,000. Your Withdrawal Benefit Base is $100,000 and your Stepped-Up Benefit Base is $120,000. You make a withdrawal of $15,000 during the first year after the Benefit Availability Date. Your contract value is $125,000 at the time of the withdrawal.

Because the withdrawal is greater than your Maximum Annual Withdrawal Amount ($10,000), we recalculate your Stepped-Up Benefit Base ($120,000) by taking the lesser of two calculations. For the first calculation, we deduct the amount of the withdrawal from the Stepped-Up Benefit Base ($120,000 - $15,000 = $105,000). For the second calculation, we deduct the amount of the Maximum Annual Withdrawal Amount from the Stepped-Up Benefit Base ($120,000 - $10,000 = $110,000). Next, we calculate the excess portion of the withdrawal ($5,000) and determine the proportion by which the contract value was reduced by the excess portion of the withdrawal ($5,000/$125,000 = 4%). Finally, we reduce $110,000 by that proportion (4%) which equals $105,600. Your Stepped-Up Benefit Base is the lesser of these two calculations or $105,000. The Minimum Withdrawal Period following the withdrawal is equal to the Minimum Withdrawal Period at the end of the prior year (12 years) reduced by one year (11 years). Your Maximum Annual Withdrawal Amount is your Stepped-Up Benefit Base divided by your Minimum Withdrawal Period ($105,000/11), which equals $9,545.45.

--------------------------------------------------------------------------------

   Please forward a copy (without charge) of the Polaris II Variable Annuity Statement of Additional Information to:

             (Please print or type and fill in all information.)

        ----------------------------------------------------------------
        Name

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        Address

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        City/State/Zip

Date:                                 Signed:
-----------------------------------   -----------------------------------

   Return to:  First SunAmerica Life Insurance Company, Annuity Service
   Center, P.O. Box 54299, Los Angeles, California 90054-0299
--------------------------------------------------------------------------------

                               [POLARIS II LOGO]

                                   PROSPECTUS
                                FEBRUARY 1, 2008

                  FLEXIBLE PAYMENT DEFERRED ANNUITY CONTRACTS
                                   issued by
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY
                               in connection with
                          FS VARIABLE SEPARATE ACCOUNT


This variable annuity has several investment choices - Variable Portfolios (which are subaccounts of the separate account) and available Fixed Accounts. Each Variable Portfolio invests exclusively in shares of one of the Underlying Funds listed below. The Variable Portfolios are part of American Funds Insurance Series ("AFIS"), Anchor Series Trust ("AST"), Franklin Templeton Variable Insurance Products Trust ("FTVIPT"), Lord Abbett Series Fund, Inc. ("LASF"), SunAmerica Series Trust ("SAST") and Van Kampen Life Investment Trust ("VKT").



VARIABLE PORTFOLIOS:                                       MANAGED BY:
    Aggressive Growth                                      AIG SunAmerica Asset Management Corp.
    Alliance Growth                                        AllianceBernstein, L.P.
    American Funds Global Growth(4)                        Capital Research and Management Company
    American Funds Growth(4)                               Capital Research and Management Company
    American Funds Growth-Income(4)                        Capital Research and Management Company
    Asset Allocation                                       Edge Asset Management, Inc.
    Balanced                                               J.P. Morgan Investment Management Inc.
    Blue Chip Growth                                       AIG SunAmerica Asset Management Corp.
    Capital Appreciation                                   Wellington Management Company, LLP
    Capital Growth                                         OppenheimerFunds, Inc.
    Cash Management                                        Columbia Management Advisors, LLC
    Corporate Bond                                         Federated Investment Management Company
    Davis Venture Value                                    Davis Selected Advisers LLC
    "Dogs" of Wall Street(1)                               AIG SunAmerica Asset Management Corp.
    Emerging Markets                                       Putnam Investment Management, Inc.
    Equity Opportunities                                   OppenheimerFunds, Inc.
    Foreign Value                                          Templeton Investment Counsel, LLC
    Franklin Income Securities Fund                        Franklin Advisers, Inc.
    Franklin Templeton VIP Founding Funds Allocation       Franklin Templeton Services, LLC(3)
      Fund
    Fundamental Growth                                     Wells Capital Management, Inc.
    Global Bond                                            Goldman Sachs Asset Management Int'l.
    Global Equities                                        J.P. Morgan Investment Management Inc.
    Government & Quality Bond                              Wellington Management Company, LLP
    Growth                                                 Wellington Management Company, LLP
    Growth-Income                                          AllianceBernstein, L.P.
    Growth Opportunities                                   Morgan Stanley Investment Management, Inc.(2)
    High-Yield Bond                                        AIG SunAmerica Asset Management Corp.
    International Diversified Equities                     Morgan Stanley Investment Management, Inc.(2)
    International Growth & Income                          Putnam Investment Management, Inc.
    Lord Abbett Growth and Income                          Lord, Abbett & Co. LLC
    Marsico Focused Growth                                 Marsico Capital Management, LLC
    MFS Massachusetts Investors Trust(1)                   Massachusetts Financial Services Company
    MFS Total Return                                       Massachusetts Financial Services Company
    Mid-Cap Growth                                         J.P. Morgan Investment Management Inc.
    Natural Resources                                      Wellington Management Company, LLP
    Real Estate                                            Davis Selected Advisers LLC
    Small & Mid Cap Value                                  AllianceBernstein, L.P.
    Small Company Value                                    Franklin Advisory Services, LLC
    Technology                                             Columbia Management Advisors, LLC.
    Telecom Utility                                        Massachusetts Financial Services Company
    Van Kampen LIT Comstock, Class II Shares(1)            Van Kampen Asset Management
    Van Kampen LIT Growth and Income, Class II Shares      Van Kampen Asset Management
    Van Kampen LIT Strategic Growth, Class II Shares       Van Kampen Asset Management
    Worldwide High Income                                  Morgan Stanley Investment Management, Inc.(2)

(1) "Dogs" of Wall Street is an equity fund seeking total return including capital appreciation and current income; Van Kampen
    LIT Comstock, Class II Shares is an equity fund, seeking capital growth and income; and MFS Massachusetts Investor Trust is an equity fund seeking reasonable current income and long-term growth of capital and income.

(2) Morgan Stanley Investment Management, Inc. does business in certain circumstances using the name "Van Kampen."

(3) Franklin Templeton Services, LLC is the administrator of this fund of funds.

(4) Separate investment of American Funds Insurance Series.


Please read this prospectus carefully before investing and keep it for future reference. It contains important information about the variable annuity.

To learn more about the annuity offered in this prospectus, you can obtain a copy of the Statement of Additional Information ("SAI") dated February 1, 2008. The SAI has been filed with the United States Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. The Table of Contents of the SAI appears at the end of this prospectus. For a free copy of the SAI, call us at 1-800-99NY-SUN or write to us at our Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299.

In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC by the Company.

ANNUITIES INVOLVE RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL, AND ARE NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK. THEY ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
                            EXCHANGE COMMISSION, NOR
HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                                   TABLE OF CONTENTS
 --------------------------------------------------------------------------------------
 --------------------------------------------------------------------------------------
 GLOSSARY........................................................................
                                                                                      2
 HIGHLIGHTS......................................................................
                                                                                      3
 FEE TABLE.......................................................................
                                                                                      4
    Maximum Owner Transaction Expenses...........................................
                                                                                      4
    Contract Maintenance Fee.....................................................
                                                                                      4
    Separate Account Annual Expenses.............................................
                                                                                      4
    Additional Optional Feature Fees.............................................
                                                                                      4
    Optional MarketLock For Life Plus Fee........................................
                                                                                      4
    Optional MarketLock Fee......................................................
                                                                                      4
    Underlying Fund Expenses.....................................................
                                                                                      4
 MAXIMUM AND MINIMUM EXPENSE EXAMPLES............................................
                                                                                      5
 THE POLARIS II VARIABLE ANNUITY.................................................
                                                                                      6
 PURCHASING A POLARIS II VARIABLE ANNUITY........................................
                                                                                      6
    Allocation of Purchase Payments..............................................
                                                                                      7
    Accumulation Units...........................................................
                                                                                      7
    Right to Examine.............................................................
                                                                                      8
    Exchange Offers..............................................................
                                                                                      8
 INVESTMENT OPTIONS..............................................................
                                                                                      8
    Variable Portfolios..........................................................
                                                                                      8
        American Funds Insurance Series..........................................
                                                                                      8
        Anchor Series Trust......................................................
                                                                                      9
        Franklin Templeton Variable Insurance Products Trust.....................
                                                                                      9
        Lord Abbett Series Fund, Inc. ...........................................
                                                                                      9
        SunAmerica Series Trust..................................................
                                                                                      9
        Van Kampen Life Investment Trust.........................................
                                                                                      9
    Substitution, Addition or Deletion of Variable Portfolios....................
                                                                                     11
    Fixed Accounts...............................................................
                                                                                     11
    Dollar Cost Averaging Fixed Accounts.........................................
                                                                                     11
    Dollar Cost Averaging Program................................................
                                                                                     11
    Polaris Portfolio Allocator Program..........................................
                                                                                     12
    Transfers During the Accumulation Phase......................................
                                                                                     14
    Automatic Asset Rebalancing Program..........................................
                                                                                     16
    Voting Rights................................................................
                                                                                     16
 ACCESS TO YOUR MONEY............................................................
                                                                                     16
    Systematic Withdrawal Program................................................
                                                                                     17
    Minimum Contract Value.......................................................
                                                                                     17
 OPTIONAL LIVING BENEFITS........................................................
                                                                                     18
    MarketLock For Life Plus.....................................................
                                                                                     18
    MarketLock...................................................................
                                                                                     24
 DEATH BENEFITS..................................................................
                                                                                     29
    Spousal Continuation.........................................................
                                                                                     30
 EXPENSES........................................................................
                                                                                     31
    Separate Account Expenses....................................................
                                                                                     31
    Withdrawal Charges...........................................................
                                                                                     31
    Underlying Fund Expenses.....................................................
                                                                                     31
    Contract Maintenance Fee.....................................................
                                                                                     32
    Transfer Fee.................................................................
                                                                                     32
    Optional MarketLock For Life Plus Fee........................................
                                                                                     32
    Optional MarketLock Fee......................................................
                                                                                     32
    Income Taxes.................................................................
                                                                                     32
    Reduction or Elimination of Fees, Expenses and Additional Amounts Credited...
                                                                                     32
 INCOME OPTIONS..................................................................
                                                                                     33
    Annuity Date.................................................................
                                                                                     33
    Annuity Income Options.......................................................
                                                                                     33
    Fixed or Variable Income Payments............................................
                                                                                     34
    Annuity Income Payments......................................................
                                                                                     34
    Transfers During the Income Phase............................................
                                                                                     34
    Deferment of Payments........................................................
                                                                                     34
 TAXES...........................................................................
                                                                                     34
    Annuity Contracts in General.................................................
                                                                                     34
    Tax Treatment of Distributions - Non-Qualified Contracts.....................
                                                                                     35
    Tax Treatment of Distributions - Qualified Contracts.........................
                                                                                     35
    Minimum Distributions........................................................
                                                                                     37
    Tax Treatment of Death Benefits..............................................
                                                                                     37
    Tax Treatment of Optional Living Benefits....................................
                                                                                     37
    Contracts Owned by a Trust or Corporation....................................
                                                                                     37
    Gifts, Pledges and/or Assignments of a Contract..............................
                                                                                     38
    Diversification and Investor Control.........................................
                                                                                     38
 OTHER INFORMATION...............................................................
                                                                                     38
    First SunAmerica Life........................................................
                                                                                     38
    The Separate Account.........................................................
                                                                                     38
    The General Account..........................................................
                                                                                     39
    Payments in Connection with Distribution of the Contract.....................
                                                                                     39
    Administration...............................................................
                                                                                     40
    Legal Proceedings............................................................
                                                                                     40
    Financial Statements.........................................................
                                                                                     40
    Registration Statement.......................................................
                                                                                     41
 TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION........................
                                                                                     41
 APPENDIX A - CONDENSED FINANCIAL INFORMATION FOR POLARIS II.....................
                                                                                    A-1
 APPENDIX B - DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION......................
                                                                                    B-1
 APPENDIX C - MARKETLOCK EXAMPLES................................................
                                                                                    C-1


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                                    GLOSSARY
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We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, we have defined them in this glossary.


ACCUMULATION PHASE - The period during which you invest money in your contract.


ACCUMULATION UNITS - A measurement we use to calculate the value of the variable portion of your contract during the Accumulation Phase.


ANNUITANT - The person on whose life we base annuity income payments after you begin the Income Phase.



ANNUITY DATE - The date you select on which annuity income payments begin.



ANNUITY UNITS - A measurement we use to calculate the amount of annuity income payments you receive from the variable portion of your contract during the Income Phase.



BENEFICIARY - The person you designate to receive any benefits under the contract if you or the Annuitant dies.



COMPANY - Refers to First SunAmerica Life Insurance Company, the insurer that issues this contract. The term "we," "us," "our," and "First SunAmerica Life" are also used to identify the Company.


CONTINUING SPOUSE - Spouse of original contract owner at the time of death who elects to continue the contract after the death of the original contract owner.


FIXED ACCOUNT - An account, if available, that we may offer in which you may invest money and earn a fixed rate of return.



GOOD ORDER - Fully and accurately completed forms applicable to any given transaction or request received by us.




INCOME PHASE - The period beginning on the Annuity Date during which we make annuity income payments to you.



LATEST ANNUITY DATE - Your 90th birthday.


MARKET CLOSE - The close of the New York Stock Exchange, usually at 1:00 p.m. Pacific Time.


NON-QUALIFIED (CONTRACT) - A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account ("IRA").


NYSE - New York Stock Exchange


OWNER - The person or entity (if a non-natural owner) with an interest or title to this contract. The term "you" or "your" are also used to identify the Owner.


PURCHASE PAYMENTS - The money you give us to buy and invest in the contract.


QUALIFIED (CONTRACT) - A contract purchased with pretax dollars. These contracts are generally purchased under a pension plan, specially sponsored program or IRA.



SEPARATE ACCOUNT - A segregated asset account maintained by the Company separately from the Company's general account. The Separate Account is divided into Variable Portfolios.



TRUSTS - Collectively refers to the Anchor Series Trust, the American Funds Insurance Series, the Franklin Templeton Variable Insurance Products Trust, the Lord Abbett Series Fund, Inc., the SunAmerica Series Trust, and the Van Kampen Life Investment Trust.


UNDERLYING FUNDS - The underlying investment portfolios of the Trusts in which the Variable Portfolios invest.



VARIABLE PORTFOLIO(S) - The variable investment options available under the contract. Each Variable Portfolio invests in shares of one of the Underlying Funds. Each Underlying Fund has its own investment objective.

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                                   HIGHLIGHTS
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The Polaris II Variable Annuity is a contract between you and First SunAmerica Life. It is designed to help you invest on a tax-deferred basis and meet long-term financial goals. There are minimum Purchase Payment amounts required to purchase a contract. Purchase Payments may be invested in a variety of Variable Portfolios and Fixed Accounts. Like all deferred annuities, the contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your contract. The Income Phase begins when you start receiving annuity income payments from your annuity to provide for your retirement.

RIGHT TO EXAMINE: If you cancel your contract within 10 days after receiving it, we will cancel the contract without charging a withdrawal charge. You will receive the greater of Purchase Payments or the value of your contract on the day that we receive your request. This amount may be more or less than your original Purchase Payment. PLEASE SEE PURCHASING A POLARIS II VARIABLE ANNUITY AND RIGHT TO EXAMINE IN THE PROSPECTUS.

EXPENSES: There are fees and charges associated with the contract. Each year, we deduct a $30 contract maintenance fee from your contract, which may be waived for contracts of $50,000 or more. The fee is deducted on a pro rata basis from the portion of your contract value allocated to the Variable Portfolios on your contract anniversary. We also deduct separate account charges, which equal 1.52% annually of the average daily value of your contract allocated to the Variable Portfolios. There are investment charges on amounts invested in the Variable Portfolios, including 12b-1 fees of up to 0.25%. If you elect optional features available under the contract, we may charge additional fees for those features. A separate withdrawal charge schedule applies to each Purchase Payment. Withdrawal charges no longer apply to a Purchase Payment that has been in the contract for seven complete years. PLEASE SEE FEE TABLE, PURCHASING A POLARIS II VARIABLE ANNUITY AND EXPENSES IN THE PROSPECTUS.

ACCESS TO YOUR MONEY: You may withdraw money from your contract during the Accumulation Phase. If you make a withdrawal, earnings are deemed to be withdrawn first. You will pay income taxes on earnings and untaxed contributions when you withdraw them. Annuity income payments received during the Income Phase are considered partly a return of your original investment. A federal tax penalty may apply if you make withdrawals before age 59 1/2. As noted above, a withdrawal charge may apply. PLEASE SEE ACCESS TO YOUR MONEY AND TAXES IN THE PROSPECTUS.

OPTIONAL LIVING BENEFIT: You may elect the optional living benefit available under your contract for an additional fee. These living benefits are designed to protect a portion of your investment in the event your contract value declines due to unfavorable investment performance during the Accumulation Phase and before a death benefit is payable. In addition, some of these features can provide a guaranteed income stream that may last as long as you live. PLEASE SEE OPTIONAL LIVING BENEFITS IN THE PROSPECTUS.

DEATH BENEFITS: A death benefit feature is available under the contract to protect your Beneficiaries in the event of your death during the Accumulation Phase. PLEASE SEE DEATH BENEFITS IN THE PROSPECTUS.

ANNUITY INCOME OPTIONS: When you are ready to begin taking annuity income payments, you can choose to receive annuity income payments on a variable basis, fixed basis or a combination of both. You may also choose from five different annuity income options, including an option for annuity income that you cannot outlive. PLEASE SEE ANNUITY INCOME OPTIONS IN THE PROSPECTUS.

INQUIRIES: If you have questions about your contract, call your financial representative or contact us at First SunAmerica Life Insurance Company, Annuity Service Center P.O. Box 54299 Los Angeles, California 90054-0299. Telephone
Number: (800) 99NY-SUN. PLEASE SEE ALLOCATION OF PURCHASE PAYMENTS IN THE PROSPECTUS FOR THE ADDRESS TO WHICH YOU MUST SEND SUBSEQUENT PURCHASE PAYMENTS.

THE COMPANY OFFERS SEVERAL DIFFERENT VARIABLE ANNUITY CONTRACTS TO MEET THE DIVERSE NEEDS OF OUR INVESTORS. OUR CONTRACTS MAY PROVIDE DIFFERENT FEATURES, BENEFITS, PROGRAMS AND INVESTMENT OPTIONS OFFERED AT DIFFERENT FEES AND EXPENSES. WHEN WORKING WITH YOUR FINANCIAL REPRESENTATIVE TO DETERMINE THE BEST PRODUCT TO MEET YOUR NEEDS, YOU SHOULD CONSIDER AMONG OTHER THINGS, WHETHER THE FEATURES OF THIS CONTRACT AND THE RELATED FEES PROVIDE THE MOST APPROPRIATE PACKAGE TO HELP YOU MEET YOUR RETIREMENT SAVINGS GOALS.

IF YOU WOULD LIKE MORE INFORMATION REGARDING HOW MONEY IS SHARED AMONGST OUR BUSINESS PARTNERS, INCLUDING BROKER-DEALERS AND FROM CERTAIN INVESTMENT ADVISERS OF THE UNDERLYING FUNDS, SEE THE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT SECTION UNDER OTHER INFORMATION.

  PLEASE READ THE PROSPECTUS CAREFULLY FOR MORE DETAILED INFORMATION REGARDING THESE AND OTHER FEATURES AND BENEFITS OF THE CONTRACT, AS WELL AS THE RISKS OF
                                   INVESTING.

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                                   FEE TABLE
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THE FOLLOWING DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS OR SURRENDER THE CONTRACT.

MAXIMUM OWNER TRANSACTION EXPENSES

Maximum Withdrawal Charges (as a percentage of each
  Purchase Payment)(1)....................................................................  7%

TRANSFER FEE                   $25 per transfer after the first 15 transfers in any contract year.

THE FOLLOWING DESCRIBES THE FEES AND EXPENSES THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING UNDERLYING FUND EXPENSES WHICH ARE OUTLINED IN THE NEXT SECTION.


CONTRACT MAINTENANCE FEE(2)...............................................................  $30

SEPARATE ACCOUNT ANNUAL EXPENSES

(deducted from the average daily ending net asset value allocated to the Variable Portfolios)

Mortality and Expense Risk Charge............  1.37%
Distribution Expense Charge..................  0.15%
                                               =====
  TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES.....  1.52%

ADDITIONAL OPTIONAL FEATURE FEES
You may elect either the following optional MarketLock For Life Plus or MarketLock feature described below.

OPTIONAL MARKETLOCK FOR LIFE PLUS FEE
(calculated as a percentage of the Benefit Base)(3)

    ALL YEARS IN WHICH THE FEATURE IS IN EFFECT  ANNUALIZED FEE
    -------------------------------------------  --------------
    For One Covered Person..................         0.70%
    For Two Covered Persons.................         0.95%

OPTIONAL MARKETLOCK FEE

(calculated as a percentage of the MAV Benefit Base)(4)


                                                                                  ANNUALIZED FEE
                                                                                  --------------
All Contract Years..............................................................    0.50%

UNDERLYING FUND EXPENSES

THE FOLLOWING SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE UNDERLYING FUNDS OF THE TRUSTS, BEFORE ANY WAIVERS OR REIMBURSEMENTS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING THE UNDERLYING FUNDS' EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH OF THE TRUSTS. PLEASE READ THEM CAREFULLY BEFORE INVESTING.


                                                                                            MINIMUM    MAXIMUM
                                                                                            -------    -------
TOTAL ANNUAL UNDERLYING FUNDS EXPENSES(5).................................................   0.53%      1.85%
  (expenses that are deducted from Underlying Funds of the Trusts, including management fees, other expenses and 12b-1 fees if applicable.)]


FOOTNOTES TO THE FEE TABLE:

(1) Withdrawal Charge Schedule (as a percentage of each Purchase Payment withdrawn) declines over 7 years as follows:

YEARS SINCE RECEIPT:........................................   1    2    3    4    5    6    7   8+
                                                              7%   6%   5%   4%   3%   2%   1%   0%

(2) The contract maintenance fee may be waived if contract value is $50,000 or more. The fee is deducted on a pro rata basis from the portion of your contract value allocated to the Variable Portfolios on your contract anniversary.

(3) MarketLock For Life Plus is an optional guaranteed minimum withdrawal benefit. The Benefit Base is initially equal to Purchase Payments made in the first contract year plus Purchase Payments made in contract years 2-5 capped each year at 100% of the Purchase Payments made in the first year, adjusted for excess withdrawals during the applicable period. Thereafter, on each contract anniversary during the first 10 contract years, the Benefit Base is increased to the greater of (a) or (b) where (a) is the highest contract anniversary value (less Purchase Payments in excess of the annual cap in contract years 2-5 and all Purchase Payments made after the first five years) and (b) is the current Benefit Base plus an additional amount, if eligible; and adjusted for excess withdrawals during the applicable period. The annualized fee is deducted from the portion of your contract value allocated to the Variable Portfolios at the end of the first quarter following election and quarterly thereafter. The fee is deducted proportionately from your contract value by redeeming the number of Accumulation Units invested in Variable Portfolios which in total equal the amount of the fee. Excess withdrawals refer to amounts exceeding the maximum annual amount available at the time of withdrawal under this feature.


(4) MarketLock is an optional guaranteed minimum withdrawal benefit. The MAV Benefit Base equals the greater of (a) Purchase Payments made in the first two years, or (b) the highest contract anniversary value (less Purchase Payments made after the first two years) during the period in which anniversary values are being considered, each adjusted only for excess withdrawals during the applicable period. The applicable annualized fee is deducted from the portion your contract value allocated to the Variable Portfolio at the end of the first quarter following the election and quarterly thereafter. The fee is deducted proportionately from your contract value by redeeming the number of Accumulation Units invested in Variable Portfolios which in total equal the amount of the fee.



(5) The maximum expense is for an Underlying Fund of SunAmerica Series Trust, as of its fiscal year ended January 31, 2007. The minimum expense is for an Underlying Fund of American Funds Insurance Series, as of its fiscal year ended December 31, 2006.

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                      MAXIMUM AND MINIMUM EXPENSE EXAMPLES
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These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include owner transaction expenses, the contract maintenance fee if any, separate account annual expenses, available optional feature fees and Underlying Fund expenses.

The examples assume that you invest $10,000 in the contract for the time periods indicated; that your investment has a 5% return each year; and you incur the maximum or minimum fees and expenses of the Underlying Fund as indicated in the examples. Although your actual costs may be higher or lower, based on these assumptions, your costs at the end of the stated period would be:

MAXIMUM EXPENSE EXAMPLES

(assuming separate account annual expenses of 1.52%, optional MarketLock For Life Plus feature (0.95%) and investment in an Underlying Fund with maximum total expenses of 1.85%)

(1) If you surrender your contract at the end of the applicable time period:

    1 YEAR            3 YEARS           5 YEARS          10 YEARS
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    $1,138            $1,823            $2,520            $4,510
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(2) If you annuitize your contract at the end of the applicable time period(4):

    1 YEAR            3 YEARS           5 YEARS          10 YEARS
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     $438             $1,323            $2,220            $4,510
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(3) If you do not surrender your contract:

    1 YEAR            3 YEARS           5 YEARS          10 YEARS
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     $438             $1,323            $2,220            $4,510
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MINIMUM EXPENSE EXAMPLES

(assuming separate account annual expenses of 1.52%, no election of optional features and investment in an Underlying Fund with minimum total expenses of 0.53%)

(1) If you surrender your contract at the end of the applicable time period:

    1 YEAR            3 YEARS           5 YEARS          10 YEARS
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     $913             $1,158            $1,429            $2,431
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(2) If you annuitize your contract at the end of the applicable time period:

    1 YEAR            3 YEARS           5 YEARS          10 YEARS
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     $213              $658             $1,129            $2,431

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(3) If you do not surrender your contract:

    1 YEAR            3 YEARS           5 YEARS          10 YEARS
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     $213              $658             $1,129            $2,431
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EXPLANATION OF FEE TABLE AND EXAMPLES

1. The purpose of the Fee Table and Expense Examples is to show you the various fees and expenses you would incur directly and indirectly by investing in this variable annuity contract. The Fee Table and Expense Examples represent both fees of the separate account as well as the maximum and minimum total annual Underlying Fund operating expenses. We converted the contract maintenance fee to a percentage (0.05%). The actual impact of the contract maintenance fee may differ from this percentage and may be waived for contract values over $50,000. Additional information on the Underlying Fund fees can be found in the Trust prospectuses.

2. In addition to the stated assumptions, the Expense Examples also assume that no transfer fees were imposed.


3. If you elected other optional features, your expenses would be lower than those shown in the Maximum Expense Examples. The optional living benefit fees are not calculated as a percentage of your daily net asset value allocated to the Variable Portfolios. The Maximum Expense Examples assume that the Benefit Base, which is used to calculate the fee of optional living benefits, equals contract value and that no withdrawals are taken during the stated period.


4. You do not pay fees for optional features once you begin the Income Phase (annuitize your contract); therefore, your expenses will be lower than those shown here. PLEASE SEE INCOME OPTIONS BELOW.
   THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE
                                   EXPENSES.
           ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN. CONDENSED FINANCIAL INFORMATION APPEARS IN THE CONDENSED FINANCIAL INFORMATION APPENDIX OF THIS PROSPECTUS.

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                                 THE POLARIS II
                                VARIABLE ANNUITY
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When you purchase a variable annuity, a contract exists between you and an insurance company. You are the owner of the contract. The contract provides several main benefits:


     - Optional Living Benefit: If you elect an optional living benefit, the insurance company guarantees to protect a portion of your investment in the event your contract value declines due to unfavorable investment performance and may provide a guaranteed income stream or other benefits.


     - Death Benefit: If you die during the Accumulation Phase, the insurance company pays a death benefit to your Beneficiary.

     - Guaranteed Income: Once you begin the Income Phase, you receive a stream of annuity income payments for your lifetime, or another available period you select.

     - Tax Deferral: This means that you do not pay taxes on your earnings from the contract until you withdraw them.

Tax-qualified retirement plans (e.g., IRAs, 401(k) or 403(b) plans) defer payment of taxes on earnings until withdrawal. If you are considering funding a tax-qualified retirement plan with an annuity, you should know that an annuity does not provide any additional tax deferral treatment of earnings beyond the treatment provided by the tax-qualified retirement plan itself. However, annuities do provide other features and benefits, which may be valuable to you. You should fully discuss this decision with your financial representative.

This variable annuity was developed to help you contribute to your retirement savings. This variable annuity works in two stages: the Accumulation Phase and the Income Phase. Your contract is in the Accumulation Phase during the period when you make Purchase Payments into the contract. The Income Phase begins after the specified waiting period when you start taking annuity income payments.

The contract is called a "variable" annuity because it allows you to invest in Variable Portfolios which, like mutual funds, have different investment objectives and performance. You can gain or lose money if you invest in these Variable Portfolios. The amount of money you accumulate in your contract depends on the performance of the Variable Portfolios in which you invest.

Fixed Accounts, if available, earn interest at a rate set and guaranteed by the Company. If you allocate money to a Fixed Account, the amount of money that accumulates in the contract depends on the total interest credited to the particular Fixed Account in which you invest.

For more information on investment options available under this contract, SEE INVESTMENT OPTIONS BELOW.


This annuity is designed to assist in contributing to retirement savings of investors whose personal circumstances allow for a long-term investment horizon. As a function of the Internal Revenue Code ("IRC"), you may be assessed a 10% federal tax penalty on any withdrawal made prior to your reaching age 59 1/2. SEE TAXES BELOW. Additionally, you will be charged a withdrawal charge on each Purchase Payment withdrawn prior to the end of the applicable withdrawal charge period. SEE EXPENSES BELOW. Because of these potential penalties, you should fully discuss all of the benefits and risks of this contract with your financial representative prior to purchase.


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                            PURCHASING A POLARIS II
                                VARIABLE ANNUITY
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An initial Purchase Payment is the money you give us to buy a contract. Any additional money you give us to invest in the contract after purchase is a subsequent Purchase Payment.

The following chart shows the minimum initial and subsequent Purchase Payments permitted under your contract. These amounts depend upon whether a contract is Qualified or Non-qualified for tax purposes. FOR FURTHER EXPLANATION, SEE TAXES BELOW.

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                                                                         MINIMUM
                                      MINIMUM INITIAL                   SUBSEQUENT
                                      PURCHASE PAYMENT               PURCHASE PAYMENT
--------------------------------------------------------------------------------------------
          Qualified                        $2,000                          $250
--------------------------------------------------------------------------------------------
        Non-Qualified                      $5,000                          $500
--------------------------------------------------------------------------------------------

Once you have contributed at least the minimum initial Purchase Payment, you can establish an automatic payment plan that allows you to make subsequent Purchase Payments of as little as $100.


We reserve the right to refuse any Purchase Payment. Furthermore, we reserve the right to require Company approval prior to accepting Purchase Payments greater than $1,500,000. For contracts owned by a non-natural owner, we reserve the right to require prior Company approval to accept Purchase Payments greater than $250,000. Purchase Payments that would cause total Purchase Payments in all contracts issued by the Company or its affiliate, AIG SunAmerica Life Assurance Company, to the same owner and/or Annuitant to exceed these limits may also be subject to Company pre-approval. For any contracts that meet or exceed these dollar amount limitations, we further reserve the right to limit the death benefit amount payable in excess of contract value at the time we receive all required paperwork and satisfactory proof of death. In addition, for any contracts that meet or exceed these dollar amount limitations, we further reserve the right to impose certain limitations on available living benefits under the contract. The terms creating any limit on the maximum death or living benefit payable would be mutually agreed upon in writing by you and the Company prior to purchasing the contract.

MAXIMUM ISSUE AGE

We will not issue a contract to anyone age 86 or older on the contract issue date. We will not accept subsequent Purchase Payments from contract owners age 86 or older. In general, we will not issue a Qualified contract to anyone who is age 70 1/2 or older, unless it is shown that the minimum distribution required by the IRS is being made. If we learn of a misstatement of age, we reserve the right to fully pursue our remedies including termination of the contract and/or revocation of any age-driven benefits.

JOINT OWNERSHIP AND ASSIGNMENT OF THE CONTRACT


We allow this contract to be jointly owned. We require that the joint owners be spouses. The age of the older spouse is used to determine the availability of most age driven benefits. The addition of a joint owner after the contract has been issued is contingent upon prior review and approval by the Company.



You may assign this contract before beginning the Income Phase by sending a written request to us at the Annuity Service Center for an assignment. Your rights and those of any other person with rights under this contract will be subject to the assignment. We reserve the right not to recognize assignments if it changes the risk profile of the owner of the contract, as determined in our sole discretion. Please see the Statement of Additional Information for details on the tax consequences of an assignment.


ALLOCATION OF PURCHASE PAYMENTS


In order to issue your contract, we must receive your initial Purchase Payment and all required paperwork in Good Order, including Purchase Payment allocation instructions at our Annuity Service Center. We will accept initial and subsequent Purchase Payments by electronic transmission from certain broker-dealer firms. In connection with arrangements we have to transact business electronically, we may have agreements in place whereby your broker-dealer may be deemed our agent for receipt of your Purchase Payments. Thus, if we have an agreement with a broker-dealer deeming them our agent, Purchase Payments received by the broker-dealer will be priced as of the time they are received by the broker-dealer. However, if we do not have an agreement with a broker-dealer deeming them our agent, Purchase Payments received by the broker-dealer will not be priced until they are received by us.



An initial Purchase Payment will be priced within two business days after it is received by us in Good Order if the Purchase Payment is received before Market Close. If the initial Purchase Payment is received in Good Order after Market Close, the initial Purchase Payment will be priced within two business days after the next business day. We allocate your initial Purchase Payments as of the date such Purchase Payments are priced. If we do not have complete information necessary to issue your contract, we will contact you. If we do not have the information necessary to issue your contract within 5 business days, we will send your money back to you, or obtain your permission to keep your money until we get the information necessary to issue the contract.



Any subsequent Purchase Payment will be priced as of the day it is received by us in Good Order if the request is received before Market Close. If the subsequent Purchase Payment is received after Market Close, it will be priced as of the next business day. We invest your subsequent Purchase Payments in the Variable Portfolios and Fixed Accounts according to any allocation instructions that accompany the subsequent Purchase Payment. If we receive a Purchase Payment without allocation instructions, we will invest the money according to your allocation instructions on file.



Purchase Payments submitted by check can only be accepted by the Company at the following Payment Centers with the following address:


First SunAmerica Life Insurance Company
P.O. Box 100357
Pasadena, CA 91189-0357


Purchase Payments sent to the Annuity Service Center will be forwarded and priced when received at the Payment Center.


Overnight deliveries of Purchase Payments can only be accepted at the following address:

JP Morgan Chase National Processing Center
Lock Box 100357
Building #6, Suite 120
2710 Media Center Drive
Los Angeles, CA 90065-0357


Delivery of Purchase Payments to any other address will result in a delay in crediting your contract until the Purchase Payment is received at the Payment Center.


ACCUMULATION UNITS

When you allocate a Purchase Payment to the Variable Portfolios, we credit your contract with Accumulation Units of the Separate Account. We base the number of Accumulation Units you receive on the unit value of the Variable Portfolio as of the day we receive your money if we receive it before that day's Market Close, or on the next business day's unit value if we receive your money after that day's Market Close. The value of an Accumulation Unit goes up and down based on the performance of the Variable Portfolios.

We calculate the value of an Accumulation Unit each day that the NYSE is open as follows:

     1. We determine the total value of money invested in a particular Variable Portfolio;

     2. We subtract from that amount all applicable daily asset based charges;
        and

     3. We divide this amount by the number of outstanding Accumulation Units.

We determine the number of Accumulation Units credited to your contract by dividing the Purchase Payment by the Accumulation Unit value for the specific Variable Portfolio.

EXAMPLE:

We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to Variable Portfolio A. We determine that the value of an Accumulation Unit for Variable Portfolio A is $11.10 at Market Close on Wednesday. We then divide $25,000 by $11.10 and credit your contract on Wednesday night with 2,252.2523 Accumulation Units for Variable Portfolio A.

     Performance of the Variable Portfolios and the insurance charges under your contract affect Accumulation Unit values. These factors cause the value of your contract to go up and down.

RIGHT TO EXAMINE

You may cancel your contract within ten days after receiving it. To cancel, you must mail the contract along with your free look request to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299.

If you decide to cancel your contract during the free look period, we will refund to you the greater of (1) Purchase Payments or (2) value of your contract on the day we receive your request.

We reserve the right to invest your money in the Cash Management Variable Portfolio during the free look period and will allocate your money according to your instructions at the end of the applicable free look period. Currently, we do not put your money in the Cash Management Variable Portfolio during the free look period unless you allocate your money to it.

EXCHANGE OFFERS

From time to time, we allow you to exchange an older variable annuity issued by the Company or one of its affiliates, for a newer product with different features and benefits issued by the Company or one of its affiliates. Such an exchange offer will be made in accordance with applicable federal securities laws and state insurance rules and regulations. We will provide the specific terms and conditions of any such exchange offer at the time the offer is made.

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                               INVESTMENT OPTIONS
        ----------------------------------------------------------------
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VARIABLE PORTFOLIOS

The Variable Portfolios invest in the Underlying Funds of the Trusts. Additional Variable Portfolios may be available in the future. The Variable Portfolios are only available through the purchase of certain insurance contracts.

The Trusts serve as the underlying investment vehicles for other variable annuity contracts issued by the Company and other affiliated and unaffiliated insurance companies. Neither the Company nor the Trusts believe that offering shares of the Trusts in this manner disadvantages you. The Trusts are monitored for potential conflicts. The Trusts may have other Underlying Funds, in addition to those listed here, that are not available for investment under this contract.

The Variable Portfolios offered through this contract are selected by us and we may consider various factors in the selection process, including but not limited to: asset class coverage, the strength of the investment adviser's or subadviser's reputation and tenure, brand recognition, performance and the capability and qualification of each investment firm. Another factor we may consider is whether the Underlying Fund or its service providers (i.e., the investment adviser and/or subadviser(s)) or their affiliates will make payments to us or our affiliates in connection with certain administrative, marketing and support services, or whether the Underlying Fund's service providers have affiliates that can provide marketing and distribution support for sales of the contract. PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.

We review the Variable Portfolios periodically and may make changes if we determine that a Variable Portfolio no longer satisfies one or more of the selection criteria and/or if the Variable Portfolio has not attracted significant allocations from contract owners. We have included the Anchor Series Trust and SunAmerica Series Trust at least in part because they are managed by AIG SunAmerica Asset Management Corp., our affiliate.

You are responsible for allocating Purchase Payments to the Variable Portfolios as is appropriate for your own individual circumstances, investment goals, financial situation and risk tolerance. You should periodically review your allocations and values to ensure they continue to suit your needs. You bear the risk of any decline in contract value resulting from the performance of the Variable Portfolios you have selected. In making your investment selections, you should investigate all information available to you including the Underlying Fund's prospectus, statement of additional information and annual and semi-annual reports.

We do not provide investment advice, nor do we recommend or endorse any particular Variable Portfolio. The Variable Portfolios along with their respective advisers are listed below.

     AMERICAN FUNDS INSURANCE SERIES - CLASS 2

     Capital Research and Management Company is the investment adviser to American Funds Insurance Series ("AFIS").

     ANCHOR SERIES TRUST - CLASS 3

     AIG SunAmerica Asset Management Corp. ("AIG SAAMCo"), an indirect wholly-owned subsidiary of AIG, is the investment adviser and various managers are the subadviser to Anchor Series Trust ("AST").

     FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST - CLASS 2


     Franklin Advisers, Inc. is the investment adviser to Franklin Income Securities Fund. Franklin Templeton VIP Founding Funds Allocation Funds ("VIP Founding Funds") is structured as a fund-of-funds and is administered by Franklin Templeton Services, LLC; each underlying fund of the VIP Founding Funds has its own investment advisor. Please see the VIP Founding Funds prospectus for details.


     LORD ABBETT SERIES FUND, INC. - CLASS VC

     Lord, Abbett & Co. LLC is the investment adviser to Lord Abbett Series Fund, Inc. ("LASF").

     SUNAMERICA SERIES TRUST - CLASS 3

     AIG SAAMCo is the investment adviser and various managers are the subadvisers to SunAmerica Series Trust ("SAST").

     VAN KAMPEN LIFE INVESTMENT TRUST - CLASS II

     Van Kampen Asset Management is the investment adviser to Van Kampen Life
                              Investment Trust ("VKT").

              (SEE NEXT PAGE FOR FULL LIST OF INVESTMENT OPTIONS)

                 VARIABLE PORTFOLIOS                                   MANAGED BY:                  TRUST   ASSET CLASS
                 -------------------                                   -----------                  ------  -----------
Aggressive Growth                                      AIG SunAmerica Asset Management Corp.        SAST    STOCK
Alliance Growth                                        AllianceBernstein, L.P.                      SAST    STOCK
American Funds Global Growth(4)                        Capital Research and Management Company      AFIS    STOCK
American Funds Growth(4)                               Capital Research and Management Company      AFIS    STOCK
American Funds Growth-Income(4)                        Capital Research and Management Company      AFIS    STOCK
Asset Allocation                                       Edge Asset Management, Inc.                  AST     BALANCED
Balanced                                               J.P. Morgan Investment Management Inc.       SAST    BALANCED
Blue Chip Growth                                       AIG SunAmerica Asset Management Corp.        SAST    STOCK
Capital Appreciation                                   Wellington Management Company, LLP           AST     STOCK
Capital Growth                                         OppenheimerFunds, Inc.                       SAST    STOCK
Cash Management                                        Columbia Management Advisors, LLC            SAST    CASH
Corporate Bond                                         Federated Investment Management Company      SAST    BOND
Davis Venture Value                                    Davis Selected Advisers LLC                  SAST    STOCK
"Dogs" of Wall Street(1)                               AIG SunAmerica Asset Management Corp.        SAST    STOCK
Emerging Markets                                       Putnam Investment Management, Inc.           SAST    STOCK
Equity Opportunities                                   OppenheimerFunds, Inc.                       SAST    STOCK
Foreign Value                                          Templeton Investment Counsel, LLC            SAST    STOCK
Franklin Income Securities Fund                        Franklin Advisers, Inc.                      FTVIPT  BALANCED
Franklin Templeton VIP Founding Funds Allocation Fund  Franklin Templeton Services, LLC(3)          FTVIPT  BALANCED
Fundamental Growth                                     Wells Capital Management, Inc.               SAST    STOCK
Global Bond                                            Goldman Sachs Asset Management Int'l.        SAST    BOND
Global Equities                                        J.P. Morgan Investment Management Inc.       SAST    STOCK
Government & Quality Bond                              Wellington Management Company, LLP           AST     BOND
Growth                                                 Wellington Management Company, LLP           AST     STOCK
Growth-Income                                          AllianceBernstein, L.P.                      SAST    STOCK
Growth Opportunities                                   Morgan Stanley Investment Management,        SAST    STOCK
                                                       Inc.(2)
High-Yield Bond                                        AIG SunAmerica Asset Management Corp.        SAST    BOND
International Diversified Equities                     Morgan Stanley Investment Management,        SAST    STOCK
                                                       Inc.(2)
International Growth & Income                          Putnam Investment Management, Inc.           SAST    STOCK
Lord Abbett Growth and Income                          Lord, Abbett & Co. LLC                       LASF    STOCK
Marsico Focused Growth                                 Marsico Capital Management, LLC              SAST    STOCK
MFS Massachusetts Investors Trust(1)                   Massachusetts Financial Services Company     SAST    STOCK
MFS Total Return                                       Massachusetts Financial Services Company     SAST    BALANCED
Mid-Cap Growth                                         J.P. Morgan Investment Management Inc.       SAST    STOCK
Natural Resources                                      Wellington Management Company, LLP           AST     STOCK
Real Estate                                            Davis Selected Advisers LLC                  SAST    STOCK
Small & Mid Cap Value                                  AllianceBernstein, L.P.                      SAST    STOCK
Small Company Value                                    Franklin Advisory Services, LLC              SAST    STOCK
Technology                                             Columbia Management Advisors, LLC.           SAST    STOCK
Telecom Utility                                        Massachusetts Financial Services Company     SAST    STOCK
Van Kampen LIT Comstock, Class II Shares(1)            Van Kampen Asset Management                  VKT     STOCK
Van Kampen LIT Growth and Income, Class II Shares      Van Kampen Asset Management                  VKT     STOCK
Van Kampen LIT Strategic Growth, Class II Shares       Van Kampen Asset Management                  VKT     STOCK
Worldwide High Income                                  Morgan Stanley Investment Management,        SAST    BOND
                                                       Inc.(2)



(1) "Dogs" of Wall Street is an equity fund seeking total return including capital appreciation and current income; MFS Massachusetts Investor Trust is an equity fund seeking reasonable current income and long-term growth of capital and income; and Van Kampen LIT Comstock, Class II Shares is an equity fund, seeking capital growth and income.


(2) Morgan Stanley Investment Management, Inc. does business in certain instances using the name "Van Kampen."


(3) Franklin Templeton Services, LLC is the administrator of this fund of funds.



(4) Separate Investment of American Funds Insurance Series.


YOU SHOULD READ THE ACCOMPANYING PROSPECTUSES FOR THE TRUSTS CAREFULLY. THESE PROSPECTUSES CONTAIN DETAILED INFORMATION ABOUT THE VARIABLE PORTFOLIOS, INCLUDING EACH VARIABLE PORTFOLIO'S INVESTMENT OBJECTIVE AND RISK FACTORS.

SUBSTITUTION, ADDITION OR DELETION OF VARIABLE PORTFOLIOS

We may, subject to any applicable law, make certain changes to the Variable Portfolios offered in your contract. We may offer new Variable Portfolios or stop offering existing Variable Portfolios. New Variable Portfolios may be made available to existing contract owners and Variable Portfolios may be closed to new or subsequent Purchase Payments, transfers or allocations. In addition, we may also liquidate the shares of any Variable Portfolio, substitute the shares of one Underlying Fund held by a Variable Portfolio for another and/or merge Variable Portfolios or cooperate in a merger of Underlying Funds. To the extent required by the Investment Company Act of 1940, we may be required to obtain SEC approval or your approval.

FIXED ACCOUNTS

Your contract may offer Fixed Accounts for varying guarantee periods. A Fixed Account may be available for differing lengths of time (such as 1, 3, or 5 years). Each guarantee period may have different guaranteed interest rates.

We guarantee that the interest rate credited to amounts allocated to any Fixed Account guarantee periods will never be less than the minimum guaranteed interest rate specified in your contract. Once the rate is established, it will not change for the duration of the guarantee period. We determine which, if any, guarantee periods will be offered at any time in our sole discretion, unless state law requires us to do otherwise. Please check with your financial representative regarding the availability of Fixed Accounts.

There are three categories of interest rates for money allocated to the Fixed Accounts. The applicable rate is guaranteed until the corresponding guarantee period expires. With each category of interest rate, your money may be credited a different rate as follows:

     - Initial Rate: The rate credited to any portion of the initial Purchase Payment allocated to a Fixed Account.

     - Current Rate: The rate credited to any portion of a subsequent Purchase Payment allocated to a Fixed Account.

     - Renewal Rate: The rate credited to money transferred from a Fixed Account or a Variable Portfolio into a Fixed Account and to money remaining in a Fixed Account after expiration of a guarantee period.

When a guarantee period ends, you may leave your money in the same Fixed Account or you may reallocate your money to another Fixed Account or to the Variable Portfolios. If you do not want to leave your money in the same Fixed Account, you must contact us within 30 days after the end of the guarantee period and provide us with new allocation instructions. WE DO NOT CONTACT YOU. IF YOU DO NOT CONTACT US, YOUR MONEY WILL REMAIN IN THE SAME FIXED ACCOUNT WHERE IT WILL EARN INTEREST AT THE RENEWAL RATE THEN IN EFFECT FOR THAT FIXED ACCOUNT.


We reserve the right to defer payments for a withdrawal from a Fixed Account for up to six months. PLEASE SEE ACCESS TO YOUR MONEY BELOW.


If available, you may systematically transfer interest earned in available Fixed Accounts into any of the Variable Portfolios on certain periodic schedules offered by us. Systematic transfers may be started, changed or terminated at any time by contacting our Annuity Service Center. Check with your financial representative about the current availability of this service.

At any time we are crediting the minimum guaranteed interest rate specified in your contract, we reserve the right to restrict your ability to invest into the Fixed Accounts. All Fixed Accounts may not be available in your state. Please check with your financial representative regarding the availability of Fixed Accounts.

DOLLAR COST AVERAGING FIXED ACCOUNTS

You may invest initial and/or subsequent Purchase Payments in the dollar cost averaging ("DCA") Fixed Accounts, if available. The minimum Purchase Payment that you must invest for the 6-month DCA Fixed Account is $600 and for the 12-month DCA Fixed Account is $1,200. Purchase Payments less than these minimum amounts will automatically be allocated to the Variable Portfolios according to your instructions or your current allocation instruction on file.

DCA Fixed Accounts credit a fixed rate of interest and can only be elected to facilitate a DCA program. SEE DOLLAR COST AVERAGING PROGRAM BELOW for more information. Interest is credited to amounts allocated to the DCA Fixed Accounts while your money is transferred to the Variable Portfolios over certain specified time frames. The interest rates applicable to the DCA Fixed Accounts may differ from those applicable to any other Fixed Account but will never be less than the minimum guaranteed interest rate specified in your contract. However, when using a DCA Fixed Account, the annual interest rate is paid on a declining balance as you systematically transfer your money to the Variable Portfolios. Therefore, the actual effective yield will be less than the stated annual crediting rate. We reserve the right to change the availability of DCA Fixed Accounts offered, unless state law requires us to do otherwise.

DOLLAR COST AVERAGING PROGRAM

The DCA program allows you to invest gradually in the Variable Portfolios at no additional cost. Under the program, you systematically transfer a specified dollar amount or percentage of contract value from a Variable Portfolio, Fixed Account or DCA Fixed Account ("source account") to any other Variable Portfolio ("target account"). Transfers occur on a monthly periodic schedule. The minimum transfer amount under the DCA program is $100 per transaction, regardless of the source account. Fixed Accounts are not available as target accounts for the DCA program. Transfers resulting from your participation in the DCA program are not counted towards the number of free transfers per contract year.


We may also offer DCA Fixed Accounts as source accounts exclusively to facilitate the DCA program for a specified time period. The DCA Fixed Accounts only accept initial or subsequent Purchase Payments. You may not make a transfer from a Variable Portfolio or Fixed Account into a DCA Fixed Account.



If you choose to allocate subsequent Purchase Payments to an active DCA program with a Fixed Account serving as the source account, the rate applicable to that Fixed Account at the time we receive the subsequent Purchase Payment will apply to that subsequent Purchase Payment. Further, we will begin moving that subsequent Purchase Payment into your target allocations on the same day of the month as the initial active DCA program. Therefore, you may not receive a full 30 days of interest prior to the first transfer to the target account(s).



You may terminate the DCA program at any time. If you terminate the DCA program and money remains in the DCA Fixed Account(s), we transfer the remaining money according to your current allocation instructions on file.


The DCA program is designed to lessen the impact of market fluctuations on your investment. However, the DCA program can neither guarantee a profit nor protect your investment against a loss. When you elect the DCA program, you are continuously investing in securities fluctuating at different price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

EXAMPLE OF DCA PROGRAM

Assume that you want to move $750 each month from one Variable Portfolio to another Variable Portfolio over six months. You set up a DCA program and purchase Accumulation Units at the following values:

    -------------------------------------------------------------------------
            MONTH             ACCUMULATION UNIT          UNITS PURCHASED
    -------------------------------------------------------------------------
              1                     $ 7.50                     100
              2                     $ 5.00                     150
              3                     $10.00                      75
              4                     $ 7.50                     100
              5                     $ 5.00                     150
              6                     $ 7.50                     100
    -------------------------------------------------------------------------

     You paid an average price of only $6.67 per Accumulation Unit over six months, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high. This example is for illustrative purposes only.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE DCA PROGRAM AT ANY
TIME.

POLARIS PORTFOLIO ALLOCATOR PROGRAM

PROGRAM DESCRIPTION


The Portfolio Allocator Program may be offered to you at no additional cost to assist in diversifying your investment across various investment categories. The program allows you to invest in either one of the four Polaris Portfolio Allocator models or in one of the four Sample Portfolios. Each Polaris Portfolio Allocator model and Sample Portfolio is comprised of a carefully selected combination of Variable Portfolios representing various investment categories. The Polaris Portfolio Allocator models allocate amongst the various asset classes to attempt to match a stated investment time horizon and risk tolerance. The Sample Portfolios allocate amongst the various investment categories offered as part of the program and coincide with the recommended weightings for each portfolio objective. Please contact your financial representative about investment in the program.



The Sample Portfolios offered through this product are designed by your broker-dealer. There may be financial arrangements between your broker-dealer and the investment adviser of the Underlying Funds offered in the Sample Portfolios. Please contact your financial representative about investment in the Sample Portfolios and for information about the relationship amongst the entities offering the Sample Portfolios.


ENROLLING IN THE POLARIS PORTFOLIO ALLOCATOR PROGRAM


You may enroll in the program by selecting the Polaris Portfolio Allocator model or Sample Portfolio on the contract application form. You and your financial representative should determine the Polaris Portfolio Allocator model or Sample Portfolio most appropriate for you based on your financial needs, risk tolerance and investment horizon. You may request to discontinue the use of a Polaris Portfolio Allocator model or Sample Portfolio by providing a written reallocation request, calling our Annuity Service Center or logging onto our website.



You may also choose to invest gradually into a Polaris Portfolio Allocator model or Sample Portfolio through the DCA program. SEE THE DOLLAR COST AVERAGING PROGRAM ABOVE. You may only invest in either one Polaris Portfolio Allocator model or one Sample Portfolio at a time. You may also invest in Variable Portfolios outside your selected Polaris Portfolio Allocator model or Sample Portfolio. However, an investment or transfer into or out of one of the Variable Portfolios that are included in your Polaris Portfolio Allocator model or Sample Portfolio outside the specifications in the Polaris Portfolio Allocator model or Sample Portfolio will effectively terminate your participation in the program.

WITHDRAWALS


You may request withdrawals, as permitted by your contract, which will be taken proportionately from each of the allocations in the selected Polaris Portfolio Allocator model or Sample Portfolio unless otherwise indicated in your withdrawal instructions. If you choose to make a non-proportional withdrawal from the Variable Portfolios in the Polaris Portfolio Allocator model or Sample Portfolio, your investment may no longer be consistent with the Polaris Portfolio Allocator model's or Sample Portfolio's intended objectives. Withdrawals may be subject to a withdrawal charge. Withdrawals may also be taxable and a 10% IRS penalty may apply if you are under age 59 1/2.


REBALANCING




You can elect to have your investment in the Polaris Portfolio Allocator model or Sample Portfolio rebalanced quarterly, semi-annually, or annually to maintain the target asset allocation among the Variable Portfolios of the model or sample portfolio you selected. Only those Variable Portfolios within the Polaris Portfolio Allocator model or Sample Portfolio you selected will be rebalanced. Investments in other Variable Portfolios not included in the model or sample portfolio cannot be rebalanced if you wish to maintain your current model or sample portfolio allocations.



The models and sample portfolios are not intended as ongoing advice about investing in the Variable Portfolios, and we do not provide investment advice regarding whether a model or sample portfolio should be revised or whether it remains appropriate to invest in accordance with any particular model or sample portfolio. Therefore, over time, the model or sample portfolio you select may no longer align with its original investment objective due to the effects of Variable Portfolio performance, changes in the Variable Portfolios, and the ever-changing investment markets. In addition, your investment needs may change. You should speak with your financial representative about how to keep your Variable Portfolio allocations in line with your investment goals.


IMPORTANT INFORMATION ABOUT THE POLARIS PORTFOLIO ALLOCATOR PROGRAM


The Polaris Portfolio Allocator program does not guarantee greater or more consistent returns. Future market and investment category performance may differ from the historical performance upon which the Polaris Portfolio Allocator models and Sample Portfolios may have been built. Also, allocation to a single investment category may outperform a Polaris Portfolio Allocator model or Sample Portfolio, so that you could have been better off investing in a single investment category than in a Polaris Portfolio Allocator model or Sample Portfolio. However, such a strategy may involve a greater degree of risk because of the concentration of similar securities in a single investment category. Further, there can be no assurance that any Variable Portfolio chosen for a particular model or sample portfolio will perform well or that its performance will closely reflect that of the investment category it is designed to represent.



The Polaris Portfolio Allocator models and Sample Portfolios represent suggested allocations that are provided to you as general guidance. You should work with your financial representative in determining if one of the Polaris Portfolio Allocator models or Sample Portfolios meets your financial needs, investment time horizon, and is consistent with your risk tolerance level. Information concerning the specific Polaris Portfolio Allocator models or Sample Portfolios can be obtained from your financial representative.


WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE POLARIS PORTFOLIO ALLOCATOR PROGRAM AT ANY TIME.


POLARIS PORTFOLIO ALLOCATOR MODELS



---------------------------------------------------------------
VARIABLE PORTFOLIOS   MODEL 1    MODEL 2    MODEL 3    MODEL 4
---------------------------------------------------------------
 American Funds
   Growth-Income          3%         3%         4%         5%
---------------------------------------------------------------
 Capital Growth           4%         5%         5%         9%
---------------------------------------------------------------
 Cash Management          3%         0%         0%         0%
---------------------------------------------------------------
 Corporate Bond          19%        14%         9%         0%
---------------------------------------------------------------
 Emerging Markets         3%         3%         3%         5%
---------------------------------------------------------------
 Equity
   Opportunities          0%         0%         0%         3%
---------------------------------------------------------------
 Fundamental Growth       5%         9%         9%         9%
---------------------------------------------------------------
 Government and
   Quality Bond          27%        18%        11%         3%
---------------------------------------------------------------
 Growth                   4%         5%         5%         0%
---------------------------------------------------------------
 Growth-Income            0%         0%         0%         4%
---------------------------------------------------------------
 International
   Diversified
   Equities               0%         4%         7%         8%
---------------------------------------------------------------
 International
   Growth & Income        9%        10%        11%        14%
---------------------------------------------------------------
 Lord Abbett Growth
   and Income             6%         8%         9%         9%
---------------------------------------------------------------
 MFS Massachusetts
   Investors Trust        2%         0%         0%         0%
---------------------------------------------------------------
 Mid-Cap Growth           0%         0%         2%         3%
---------------------------------------------------------------
 Real Estate              3%         4%         4%         5%
---------------------------------------------------------------
 Small & Mid Cap
   Value                  5%         6%         8%         6%
---------------------------------------------------------------
 Small Company Value      0%         3%         4%         6%
---------------------------------------------------------------
 Van Kampen LIT
   Growth and
   Income, Class II
   Shares                 7%         8%         9%        11%
---------------------------------------------------------------
 TOTAL                  100%       100%       100%       100%
---------------------------------------------------------------

SAMPLE PORTFOLIOS



---------------------------------------------------------------
                      BALANCED
                       GROWTH    BALANCE
                        AND         TO                   ALL
VARIABLE PORTFOLIOS    INCOME     GROWTH     GROWTH     EQUITY
---------------------------------------------------------------
 American Funds
   Global Growth          5%        10%        10%        15%
---------------------------------------------------------------
 American Funds
   Growth-Income          0%         0%        15%        20%
---------------------------------------------------------------
 Asset Allocation
   (Edge)                15%        10%         0%         0%
---------------------------------------------------------------
 Davis Venture Value      5%         5%         5%        10%
---------------------------------------------------------------
 Federated Corporate
   Bond                  25%        15%        10%         0%
---------------------------------------------------------------
 Franklin Small
   Company Value          0%         5%         5%        10%
---------------------------------------------------------------
 MFS Total Return        20%        15%        10%         0%
---------------------------------------------------------------
 SunAmerica High
   Yield Bond             5%         5%         5%         0%
---------------------------------------------------------------
 Van Kampen LIT
   Comstock, Class
   II Shares             10%        15%        15%        20%
---------------------------------------------------------------
 Van Kampen LIT
   Growth and
   Income, Class II
   Shares                10%        15%        15%        15%
---------------------------------------------------------------
 Wellington Capital
   Appreciation           5%         5%        10%        10%
---------------------------------------------------------------
 TOTAL                  100%       100%       100%       100%
---------------------------------------------------------------



The Polaris Portfolio Allocator models and Sample Portfolios and their respective investment allocations amongst the Variable Portfolios listed above are current as of the date of this prospectus. The investments in each Polaris Portfolio Allocator model and Sample Portfolio are reallocated annually on or about May 1. However, once you invest in either a Polaris Portfolio Allocator model or Sample Portfolio, your investments are considered "static" because the Variable Portfolios and the percentages of contract value allocated to each Variable Portfolio within a Polaris Portfolio Allocator model and Sample Portfolio will not be changed by us.


TRANSFERS DURING THE ACCUMULATION PHASE


Subject to our rules, restrictions and policies, during the Accumulation Phase you may transfer funds between the Variable Portfolios and/or any Fixed Accounts by telephone (800) 99NY-SUN or through the Company's website (www.aigsunamerica.com), in writing by mail or facsimile. All transfer instructions submitted via facsimile must be sent to (818) 615-1543; otherwise they will not be considered received by us. We may accept transfers by telephone or the Internet if you complete and send the Telephone Transfer Agreement form to our Annuity Service Center. When receiving instructions over the telephone or the Internet, we have procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone or the Internet. If we fail to follow our procedures, we may be liable for any losses due to unauthorized or fraudulent instructions.



Any transfer request will be priced as of the day it is received by us in Good Order if the request is received before Market Close. If the transfer request is received after Market Close, the request will be priced as of the next business day.


Funds already in your contract cannot be transferred into the DCA Fixed Accounts. You must transfer at least $100 per transfer. If less than $100 remains in any Variable Portfolio after a transfer, that amount must be transferred as well.


SHORT-TERM TRADING POLICIES


We do not want to issue this variable annuity contract to contract owners engaged in trading strategies that seek to benefit from short-term price fluctuations or price inefficiencies in the Variable Portfolios of this product ("Short-Term Trading") and we discourage Short-Term Trading as more fully described below. However, we cannot always anticipate if a potential contract owner intends to engage in Short-Term Trading. Short-Term Trading may create risks that may result in adverse effects on investment return of the Underlying Fund in which a Variable Portfolio invests. Such risks may include, but are not limited to: (1) interference with the management and planned investment strategies of an Underlying Fund; (2) dilution of the interests in the Underlying Fund due to practices such as "arbitrage"; and/or (3) increased brokerage and administrative costs due to forced and unplanned fund turnover. These circumstances may reduce the value of the Variable Portfolio. In addition to negatively impacting the Owner, a reduction in contract value may also be harmful to Annuitants and/or Beneficiaries.

We have adopted the following administrative procedures to discourage Short-Term Trading.

We charge for transfers in excess of 15 in any contract year. Currently, the fee is $25 for each transfer exceeding this limit. Transfers resulting from your participation in the DCA or Automatic Asset Rebalancing programs are not counted towards the number of free transfers per contract year.

In addition to charging a fee when you exceed 15 transfers as described in the preceding paragraph, all transfer requests in excess of 15 transfers within a rolling twelve-month look-back period must be submitted by United States Postal Service first-class mail ("U.S. Mail"). Once a contract triggers this "Standard U.S. Mail Policy," all transfer requests must be submitted by U.S. Mail for 12 months from the date of the triggering transfer. For example, if you made a transfer on August 16, 2007 and within the previous twelve months (from August 17, 2006 forward) you made 15 transfers including the August 16th transfer, then all transfers made for twelve months after August 16, 2007 must be submitted by U.S. Mail (from August 17, 2007 through August 16, 2008). U.S. Mail includes any U.S. Postal Service delivery method that offers delivery no sooner than U.S. Postal Service first-class mail, as determined in the Company's sole discretion. We will not accept transfer requests sent by any other medium except U.S. Mail during this 12-month period. Transfer requests required to be submitted by U.S. Mail can only be cancelled by a written request sent by U.S. Mail with the appropriate paperwork received prior to the execution of the transfer. All transfers made on the same day prior to Market Close are considered one transfer request. Transfers resulting from your participation in the DCA or Asset Rebalancing programs are not included for the purposes of determining the number of transfers before applying the Standard U.S. Mail Policy. We apply the Standard U.S. Mail Policy uniformly and consistently to all contract owners except for omnibus group contracts as described below.

We believe that the Standard U.S. Mail Policy is a sufficient deterrent to Short-Term Trading. However, we may become aware of transfer patterns among the Variable Portfolios and/or Fixed Accounts which reflect what we consider to be Short-Term Trading or otherwise detrimental to the Variable Portfolios but have not yet triggered the limitations of the Standard U.S. Mail Policy described above. If such transfer activity comes to our attention, we may require you to adhere to our Standard U.S. Mail Policy prior to reaching the specified number of transfers ("Accelerated U.S. Mail Policy"). To the extent we become aware of Short-Term Trading activities which cannot be reasonably controlled solely by the Standard U.S. Mail Policy or the Accelerated U.S. Mail Policy, we reserve the right to evaluate, in our sole discretion, whether to: (1) impose further limits on the size, manner, number and/or frequency of transfers you can make;
(2) impose minimum holding periods; (3) reject any Purchase Payment or transfer request; and/or (4) terminate your transfer privileges. We will notify you in writing if your transfer privileges are terminated. In addition, we reserve the right not to accept or otherwise restrict transfers from a third party acting for you and not to accept pre-authorized transfer forms.

Some of the factors we may consider when determining whether to accelerate the Standard U.S. Mail Policy, reject or impose other conditions on transfer privileges include:

     (1) the number of transfers made in a defined period;

     (2) the dollar amount of the transfer;

     (3) the total assets of the Variable Portfolio involved in the transfer and/or transfer requests that represent a significant portion of the total assets of the Variable Portfolio;

     (4) the investment objectives and/or asset classes of the particular Variable Portfolio involved in your transfers;

     (5) whether the transfer appears to be part of a pattern of transfers to take advantage of short-term market fluctuations or market inefficiencies;

     (6) the history of transfer activity in the contract or in other contracts we may offer; and/or

     (7) other activity, as determined by us, that creates an appearance, real or perceived, of Short-Term Trading or the possibility of Short-Term Trading.

Notwithstanding the administrative procedures above, there are limitations on the effectiveness of these procedures. Our ability to detect and/or deter Short-Term Trading is limited by operational systems and technological limitations, as well as our ability to predict strategies employed by contract owners (or those acting on their behalf) to avoid detection. We cannot guarantee that we will detect and/or deter all Short-Term Trading and it is likely that some level of Short-Term Trading will occur before it is detected and steps are taken to deter it. To the extent that we are unable to detect and/or deter Short-Term Trading, the Variable Portfolios may be negatively impacted as described above. Additionally, the Variable Portfolios may be harmed by transfer activity related to other insurance companies and/or retirement plans or other investors that invest in shares of the Underlying Fund. Moreover, our ability to deter Short-Term Trading may be limited by decisions by state regulatory bodies and court orders which we cannot predict. You should be aware that the design of our administrative procedures involves inherently subjective decisions which we attempt to make in a fair and reasonable manner consistent with the interests of all owners of this contract. We do not enter into agreements with contract owners whereby we permit or intentionally disregard Short-Term Trading.

The Standard and Accelerated U.S. Mail Policies are applied uniformly and consistently to contract owners utilizing third party trading services/strategies performing asset allocation services for a number of contract owners at the same time. You should be aware that such third party trading services may engage in transfer activities that can also be detrimental to the Variable Portfolios, including trading relatively large groups of contracts simultaneously. These transfer activities may not be intended to take advantage of short-term price fluctuations or price inefficiencies. However, such activities can create the same or similar risks as Short-Term Trading and negatively impact the Variable Portfolios as described above.

Omnibus group contracts may invest in the same Underlying Funds available in your contract but on an aggregate, not individual basis. Thus, we have limited ability to detect Short-Term Trading in omnibus group contracts and the Standard U.S. Mail Policy does not apply to these contracts. Our inability to detect Short-Term Trading may negatively impact the Variable Portfolios as described above.


WE RESERVE THE RIGHT TO MODIFY THE POLICIES AND PROCEDURES DESCRIBED IN THIS SECTION AT ANY TIME. To the extent that we exercise this reservation of rights, we will do so uniformly and consistently unless we disclose otherwise.



UNDERLYING FUND SHORT-TERM TRADING POLICIES


Please note that the Underlying Funds have their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. We reserve the right to enforce these Underlying Fund policies and procedures, including, but not limited to, the right to collect a redemption fee on shares of the Underlying Fund if imposed by such Fund's Board of Trustees/Directors. As of the date of this prospectus, none of the Underlying Funds impose a redemption fee. We also reserve the right to reject, with or without prior notice, any purchase, transfer or allocation into a Variable Portfolio if the corresponding Underlying Fund will not accept such purchase, transfer or allocation for any reason. The prospectuses for the Underlying Funds describe these procedures, which may be different among Underlying Funds and may be more or less restrictive than our policies and procedures.


Under rules adopted by the Securities and Exchange Commission, we also have written agreements with the Underlying Funds that obligate us to, among other things, provide the Underlying Funds promptly upon request certain information about you (e.g., your social security number) and your trading activity. In addition, we are obligated to execute instructions from the Underlying Funds to restrict or prohibit further purchases or transfers in an Underlying Fund under certain circumstances.

It is likely that most of the investments in the Underlying Funds outside of these contracts are omnibus orders from intermediaries such as other separate accounts or retirement plans. If an Underlying Fund's policies and procedures fail to successfully detect and discourage Short-Term trading, there may be a negative impact to the owners of the Underlying Fund, as well as the intermediaries (including the Separate Account and the Variable Portfolios), invested in the such Underlying Fund. Further, if an Underlying Fund believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in activities that violate an Underlying Fund's short-term trading policies, the Underlying Fund may reject the entire omnibus order and delay or prevent us from implementing your transfer request.


TRANSFERS DURING THE INCOME PHASE



During the Income Phase, only one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase. Transfers will be effected for the last NYSE business day of the month in which we receive your request for the transfer.


AUTOMATIC ASSET REBALANCING PROGRAM


Market fluctuations may cause the percentage of your investment in the Variable Portfolios to differ from your original allocations. Under the Automatic Asset Rebalancing program, your investments in the Variable Portfolios are periodically rebalanced to return your allocations to the percentages given at your last instruction for no additional charge. Automatic Asset Rebalancing typically involves shifting a portion of your money out of a Variable Portfolio with a higher return into a Variable Portfolio with a lower return. At your request, rebalancing occurs on a quarterly, semiannual or annual basis. Transfers resulting from your participation in this program are not counted against the number of free transfers per contract year. If you are invested in a sample portfolio, please refer to the Polaris Portfolio Allocator Program section of the prospectus above, for more information. If you elect some of the optional living benefits, we will automatically enroll you in the Automatic Asset Rebalancing Program. PLEASE SEE MARKETLOCK FOR LIFE PLUS BELOW.


     EXAMPLE OF AUTOMATIC ASSET REBALANCING PROGRAM:

     Assume that you want your initial Purchase Payment split between two Variable Portfolios. You want 50% in a bond Variable Portfolio and 50% in a stock Variable Portfolio. Over the next calendar quarter, the bond market does very well while the stock market performs poorly. At the end of the calendar quarter, the bond Variable Portfolio now represents 60% of your holdings because it has increased in value and the growth Variable Portfolio represents 40% of your holdings. If you chose quarterly rebalancing, on the last day of that quarter, we would sell some of your Accumulation Units in the bond Variable Portfolio to bring its holdings back to 50% and use the money to buy more Accumulation Units in the stock Variable Portfolio to increase those holdings to 50%.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE AUTOMATIC ASSET REBALANCING PROGRAM AT ANY TIME.

VOTING RIGHTS

The Company is the legal owner of the Trusts' shares. However, when an Underlying Fund solicits proxies in conjunction with a shareholder vote, we must obtain your instructions on how to vote those shares. We vote all of the shares we own in proportion to your instructions. This includes any shares we own on our own behalf. Should we determine that we are no longer required to comply with these rules, we will vote the shares in our own right.

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                              ACCESS TO YOUR MONEY
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You can access money in your contract by making a partial or total withdrawal, and/or by receiving annuity income payments during the Income Phase. SEE INCOME OPTIONS BELOW. Any request for withdrawal will be priced as of the day it is received by us in Good Order at the Annuity Service Center, if the request is received before Market Close. If the request for withdrawal is received after Market Close, the request will be priced as of the next business day.


Generally, we deduct a withdrawal charge applicable to any partial or total withdrawal made before the end of the withdrawal charge period. If you make a total withdrawal, we also deduct a contract maintenance fee. SEE EXPENSES BELOW.

Your contract provides for a free withdrawal amount each year. A free withdrawal amount, as defined below, is the portion of your contract that we allow you to take out each year without being charged a withdrawal charge. The free withdrawal amount does not reduce the basis used to calculate future annual free withdrawals or the withdrawal charges applicable upon a full surrender of your contract. AS A RESULT, IF YOU SURRENDER YOUR CONTRACT IN THE FUTURE, AND WITHDRAWAL CHARGES ARE STILL APPLICABLE, YOU WILL NOT RECEIVE THE BENEFIT OF ANY PREVIOUS FREE WITHDRAWALS UPON A FULL SURRENDER.

Withdrawals of Purchase Payments made prior to the end of the withdrawal charge schedule, that are in excess of your free withdrawal amount will result in a withdrawal charge. The amount of the withdrawal charge and how it applies are discussed more fully in the EXPENSES section below. Before purchasing this contract, you should consider the effect of withdrawal charges on your investment if you need to withdraw more money than the free withdrawal amount. You should fully discuss this decision with your financial representative.

After the first year, you may withdraw the greater of the following amounts free of a withdrawal charge:

     (1) earnings in your contract as of the date you make the withdrawal; or

     (2) 10% of the Purchase Payments you invested for at least one year and not yet withdrawn, less any previous withdrawals of earnings or systematic withdrawals that year.

During the first year you may only withdraw amounts noted above if you use the systematic withdrawal program.

The portion of a free withdrawal which exceeds the sum of:

     (1) earnings in the contract; and

     (2) Purchase Payments which are both no longer subject to the withdrawal charge schedule and not yet withdrawn is assumed to be a withdrawal against future earnings.

Although amounts withdrawn free of a withdrawal charge under the 10% provision may reduce Purchase Payments for purposes of calculating amounts available for future withdrawals of earnings, they do not reduce the amount you invested for purposes of calculating the withdrawal charge if you surrender your contract. As a result, if you surrender your contract in the future and withdrawal charges are still applicable, any previous free withdrawals would then be subject to applicable withdrawal charges. We calculate charges upon surrender of the contract on the day after we receive your request and your contract. We return to you your contract value less any applicable fees and charges.


If you have elected an optional living benefit, you should consider the impact of your withdrawals on the benefit. SEE OPTIONAL LIVING BENEFITS BELOW.



Under most circumstances, the partial withdrawal minimum is $1,000. We require that the value left in any Variable Portfolio or Fixed Accounts be at least $100, after the withdrawal and your total contract value must be at least $500. The request for withdrawal must be in writing and sent to the Annuity Service Center. For withdrawals of $500,000 and more, you must submit a signature guarantee at the time of your request. Unless you provide us with different instructions, partial withdrawals will be made proportionately from each Variable Portfolio and the Fixed Account in which you are invested. IN THE EVENT THAT A PROPORTIONATE PARTIAL WITHDRAWAL WOULD CAUSE THE VALUE OF ANY VARIABLE PORTFOLIO OR FIXED ACCOUNT INVESTMENT TO BE LESS THAN $100, WE WILL CONTACT YOU TO OBTAIN ALTERNATE INSTRUCTIONS ON HOW TO STRUCTURE THE WITHDRAWAL.


Withdrawals made prior to age 59 1/2 may result in a 10% IRS penalty tax. SEE TAXES BELOW. Under certain Qualified plans, access to the money in your contract may be restricted.

We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Variable Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract owners.

Additionally, we reserve the right to defer payments for a withdrawal from a Fixed Account for up to six months.

SYSTEMATIC WITHDRAWAL PROGRAM


During the Accumulation Phase, you may elect to receive periodic withdrawals under the Systematic Withdrawal program for no additional charge. Under the program, you may choose to take monthly, quarterly, semi-annual or annual payments from your contract. Electronic transfer of these withdrawals to your bank account is also available. The minimum amount of each withdrawal is $250. There must be at least $500 remaining in your contract at all times. Withdrawals may be taxable and a 10% federal penalty tax may apply if you are under age
59 1/2. A withdrawal charge may apply if the amount of the periodic withdrawals in any year exceed the free withdrawal amount permitted each year. SEE ACCESS TO YOUR MONEY ABOVE AND SEE EXPENSES BELOW.


The program is not available to everyone. Please contact our Annuity Service Center which can provide the necessary enrollment forms.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SYSTEMATIC WITHDRAWAL PROGRAM AT ANY TIME.

MINIMUM CONTRACT VALUE

Where permitted by state law, we may terminate your contract if both of the following occur: (1) your contract value is less than $500 as a result of withdrawals; and (2) you have not made any Purchase Payments during the past three years. We will provide you with sixty days written notice that your contract is being terminated. At the end of the notice period, we will distribute the contract's remaining value to you.

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                            OPTIONAL LIVING BENEFITS
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YOU MAY ELECT ONE OF THE OPTIONAL LIVING BENEFITS DESCRIBED BELOW FOR AN ADDITIONAL FEE. THESE FEATURES ARE DESIGNED TO PROTECT A PORTION OF YOUR INVESTMENT IN THE EVENT YOUR CONTRACT VALUE DECLINES DUE TO UNFAVORABLE INVESTMENT PERFORMANCE DURING THE ACCUMULATION PHASE AND BEFORE A DEATH BENEFIT IS PAYABLE. IN ADDITION, THESE FEATURES CAN PROVIDE A GUARANTEED INCOME STREAM AND OTHER BENEFITS. PLEASE SEE THE DESCRIPTIONS BELOW FOR DETAILED INFORMATION.


MARKETLOCK FOR LIFE PLUS



What is MarketLock For Life Plus?



MarketLock For Life Plus is an optional guaranteed minimum withdrawal feature, available for an additional fee. The feature is designed to help you create a guaranteed income stream that may last as long as you live, or as long as you and your spouse live, even if the entire value of your contract has been reduced to zero. The feature guarantees withdrawals based on the greater of the highest contract anniversary value or the Benefit Base, as defined below, plus a potential additional amount ("Income Credit"). Thus, MarketLock For Life Plus may offer protection in the event your contract value declines due to unfavorable investment performance, certain withdrawal activity, that you live longer than expected or any combination of these factors. You may never need to rely on MarketLock For Life Plus as its value is dependent on your contract's performance, your withdrawal activity and your longevity.



This feature may not be appropriate if you plan to make ongoing Purchase Payments, such as with contributory IRA's or other tax-qualified plans. The feature guarantees that only certain Purchase Payments received in the contract's first five years are included in the Benefit Base.



Please note that this feature may not be available in your state. Please check with your financial representative for availability and any additional restrictions.



Withdrawals under the feature are treated like any other withdrawal for the purpose of calculating taxable income, reducing the contract value, deducting applicable withdrawal charges, free withdrawal amounts and all other benefits, features and conditions of your contract.



Any withdrawals taken may be subject to a 10% IRS tax penalty if you are under age 59 1/2 at the time of the withdrawal. For information about how the feature is treated for income tax purposes, you should consult a qualified tax advisor concerning your particular circumstances. If you take required minimum distributions and want to ensure that these withdrawals are not considered excess withdrawals under the feature, your distributions must be set up on the automated monthly minimum distribution withdrawal program administered by our Annuity Service Center. In addition, if you have a Qualified contract, tax law and the terms of the plan may restrict withdrawal amounts.



WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE MARKETLOCK FOR LIFE PLUS AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.



When and how may I elect MarketLock For Life Plus?



You may elect MarketLock For Life Plus at the time of contract issue for immediate effectiveness; if we allow you to elect the feature after purchasing your contract, the feature is effective on the first contract anniversary after your election (the "Effective Date"). You cannot elect this feature if you elect any other optional living benefit. You may elect to have the feature cover only your life or the lives of both you and your spouse. We refer to the person or persons whose lifetime withdrawals are guaranteed under MarketLock For Life Plus as the "Covered Person(s)." There are age parameters applicable to this feature which determine whether you can elect the feature and who can qualify as a Covered Person. If the contract is not owned by a natural person, references to owner(s) apply to the annuitants. The tables below provide the age requirement for electing this feature depending on the type of contract you purchase and the number of Covered Persons.



IF YOU ELECT ONE COVERED PERSON:



-------------------------------------------------
                            COVERED PERSON
                      ---------------------------
                        MINIMUM       MAXIMUM
                          AGE          AGE(1)
-------------------------------------------------
     One Owner            50             75
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    Joint Owners
(based on the age of      50             75
   the older Owner)
-------------------------------------------------



IF YOU ELECT TWO COVERED PERSONS:



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                         COVERED PERSON #1         COVERED PERSON #2
                      --------------------------------------------------
                        MINIMUM      MAXIMUM      MINIMUM      MAXIMUM
                          AGE        AGE(1)         AGE        AGE(1)
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   NON-QUALIFIED:
    Joint Owners          50           75           50           85
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   NON-QUALIFIED:
   One Owner with         50           75           50         N/A(2)
Spousal Beneficiary
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     QUALIFIED:
   One Owner with         50           75           50         N/A(2)
Spousal Beneficiary
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(1) The age requirements for optional death benefits and other optional features may be different than those listed here. You must meet the age requirement for those features in order to elect them.

(2) Not applicable because feature availability is based on the younger Owner. The spousal beneficiary's age is not considered in determining the maximum issue age of the second Covered Person.



How does MarketLock For Life Plus work?



MarketLock For Life Plus automatically locks-in the greater of two values in determining the Covered Person(s) guaranteed lifetime benefit. For 10 years following the Effective Date, the feature annually locks-in the highest Anniversary Value or the Benefit Base plus an Income Credit, as described below. You may extend the period over which the feature locks-in the highest Anniversary Value beyond 10 years; however, the Income Credit is only available for the first 10 years following the Effective Date.



MarketLock For Life Plus automatically locks-in a new Benefit Base each year during the first 10 years of your contract based on the greater of either (1) the highest Anniversary Value, or (2) the Benefit Base increased by an Income Credit. The Income Credit is calculated as 6% of the Income Credit Base, defined below. The Income Credit may only be added to the Benefit Base if no withdrawals are taken in a contract year. For instance, if you take a withdrawal in year 2, you will not be eligible for an Income Credit to be added to your Benefit Base on your second contract anniversary; however, if you do not take a withdrawal in year 3, you will be eligible for an Income Credit to be added to your Benefit Base on your third contract anniversary. Please see"How are the components of MarketLock For Life Plus calculated?" below for details.



What determines the Maximum Annual Withdrawal Percentage?



The Maximum Annual Withdrawal Percentage represents the percentage of your Benefit Base used to calculate the Maximum Annual Withdrawal Amount that you may withdraw each year. The Maximum Annual Withdrawal Percentage is determined by the age of the Covered Person(s) at the time of the first withdrawal as shown in the table below.



One Covered Person



If the feature is elected to cover one life but the contract is jointly owned, then the Covered Person must be the older Owner and the following is applicable:



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                                                                  MAXIMUM
                                                                   ANNUAL
                                                                 WITHDRAWAL
AGE OF THE COVERED PERSON AT TIME OF FIRST WITHDRAWAL           PERCENTAGE*
-------------------------------------------------------------------------------------
At least age 50 but prior to 60th Birthday                           4%
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At least age 60 but prior to 76th Birthday                           5%
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        On or after 76th birthday                                    6%
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Two Covered Persons



If the feature is elected to cover two lives, the following is applicable:



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                                                           MAXIMUM
                                                            ANNUAL
AGE OF THE YOUNGER COVERED PERSON OR SURVIVING            WITHDRAWAL
  COVERED PERSON AT TIME OF FIRST WITHDRAWAL             PERCENTAGE*
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At least age 50 but prior to 60th Birthday                    4%
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At least age 60 but prior to 76th Birthday                    5%
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      On or after 76th birthday                               6%
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* The amount of any withdrawal, including any charges applicable to the withdrawal, must be within the Maximum Annual Withdrawal Amount. If you are taking required minimum distributions ("RMD") from this contract, and the amount of the RMD (based on this contract) is greater than the Maximum Annual Withdrawal Amount (defined below) in any given benefit year, no portion of the RMD withdrawal will be treated as an excess withdrawal (also defined below). Any portion of a withdrawal that is greater than either the Maximum Annual Withdrawal Amount or the RMD amount (based only on this contract) will be considered an excess withdrawal. Please see "What are the effects of withdrawals on MarketLock For Life Plus?" below.



Are there investment requirements if I elect MarketLock For Life Plus?



As long as the feature is in effect, we require that you allocate your investments in accordance with the investment requirements listed below.



INVESTMENT REQUIREMENTS



You may comply with investment requirements by allocating your investments in one of three ways:



     1. Invest 100% in the Balanced-Growth & Income sample portfolio or in Polaris Portfolio Model 1, 2 or 3



     2. Invest 100% in one or a combination of the following balanced Variable
        Portfolios: Asset Allocation, Balanced, Franklin Income Securities Fund, Franklin Templeton VIP Founding Funds Allocation Fund and MFS Total Return

     3. Invest in accordance with the requirements outlined in the table below:



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                      INVESTMENT     INVESTMENT        VARIABLE PORTFOLIO AND/OR
                         GROUP      REQUIREMENT             FIXED ACCOUNTS
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         A            Bond, Cash   Minimum 20%     Cash Management
                      and Fixed    Maximum 100%    Corporate Bond
                      Accounts                     Global Bond
                                                   Government & Quality Bond
                                                   DCA FIXED ACCOUNTS:
                                                   DCA 6-Month
                                                   DCA 12-Month
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         B            Equity       Minimum 0%      Aggressive Growth
                      Maximum      Maximum 80%     Alliance Growth
                                                   American Funds Global Growth
                                                   American Funds Growth
                                                   American Funds Growth-Income
                                                   Asset Allocation
                                                   Balanced
                                                   Blue Chip Growth
                                                   Capital Appreciation
                                                   Davis Venture Value
                                                   'Dogs' of Wall Street
                                                   Equity Opportunities
                                                   Foreign Value
                                                   Franklin Income Securities Fund
                                                   Franklin Templeton VIP Founding
                                                     Funds Allocation Fund
                                                   Fundamental Growth
                                                   Global Equities
                                                   Growth
                                                   Growth-Income
                                                   High-Yield Bond
                                                   International Diversified
                                                   Equities
                                                   International Growth and Income
                                                   Lord Abbett Growth and Income
                                                   Marsico Focused Growth
                                                   MFS Massachusetts Investors Trust
                                                   MFS Total Return
                                                   Small & Mid Cap Value
                                                   Telecom Utility
                                                   Van Kampen LIT Comstock,
                                                     Class II Shares
                                                   Van Kampen LIT Growth and Income,
                                                     Class II Shares
                                                   Van Kampen LIT Strategic Growth,
                                                     Class II Shares
                                                   Worldwide High Income
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         C            Limited      Minimum 0%      Capital Growth
                      Equity       Maximum 20%     Emerging Markets
                                                   Growth Opportunities
                                                   Mid-Cap Growth
                                                   Natural Resources
                                                   Real Estate
                                                   Small Company Value
                                                   Technology
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Your allocation instructions accompanying any Purchase Payment must comply with the investment requirements, listed above, in order for your application or subsequent Purchase Payment to be considered in Good Order. Please see ALLOCATION OF PURCHASE PAYMENTS above. We will automatically enroll you in the Automatic Asset Rebalancing Program, with quarterly rebalancing because market performance and withdrawal activity may result in your contract's allocations going outside these restrictions. This will ensure that your allocations are rebalanced quarterly to comply with the investment requirements for this feature. In addition to quarterly rebalancing, we will initiate rebalancing in accordance with your Automatic Asset Rebalancing instructions, after any of the following transactions:



     - any transfer or reallocation you initiate; or



     - any withdrawal you initiate.



Automatic transfers and/or systematic withdrawals will not result in rebalancing. We will rebalance your contract in accordance with your most current Automatic Asset Rebalancing Program instructions on file. If at any point, for any reason, your Automatic Asset Rebalancing Program instructions would result in allocations inconsistent with the investment requirements, we will revert to the last compliant instructions on file whether for rebalancing or for allocation of a Purchase Payment and implement those at the next rebalancing. Please see AUTOMATIC ASSET REBALANCING PROGRAM in the prospectus. You can modify your Automatic Asset Rebalancing Program instructions, as long as they are consistent with the investment requirements, at any time by calling the Annuity Service Center.



We reserve the right to change the investment requirements at any time for prospectively issued contracts. We may also revise the investment requirements for any existing contract to the extent Variable Portfolios and/or Fixed Accounts are added, deleted, substituted, merged or otherwise reorganized. We will notify you of any changes to the investment requirements at least 30 days in advance.



How are the components for MarketLock For Life Plus calculated?



First, we determine the ELIGIBLE PURCHASE PAYMENTS, which include:



     1. 100% of Purchase Payments received during the first contract year; and



     2. Purchase Payments received in each of contract years 2-5, capped in each year at an amount equal to 100% of the Purchase Payments received in year 1. This means that if you made a $100,000 Purchase Payment in year 1, Eligible Purchase Payments will include additional Purchase Payments of up to $100,000 contributed in each of contract years 2-5 for a grand total maximum of $500,000 of Eligible Purchase Payments. If the feature is elected after contract issue, Purchase Payments received from the Effective Date through contract year 5 are capped in each year at an amount equal to 100% of the Purchase Payments received during the first contract year.



Any Purchase Payments made in contract years 2-5 in excess of the annual cap amount as well as all Purchase Payments received after the 5th contract year are considered INELIGIBLE PURCHASE PAYMENTS. The calculation of Eligible Purchase Payments does not include any spousal continuation contributions; however, continuation contributions are included in the calculation of Anniversary Values, as defined below. Please see SPOUSAL CONTINUATION below. Total Eligible Purchase Payments are limited to $1,500,000 without our prior Company approval.



Second, we consider the INCOME CREDIT PERIOD and the BENEFIT BASE EVALUATION PERIOD. The Income Credit Period is the period of time over which we calculate the potential Income Credit. The Benefit Base Evaluation Period is the period of time over which we will consider Anniversary Values and if greater, the Benefit Base plus Income Credit during the Income Credit Period. The Income Credit Period and the Benefit Base Evaluation Period begin on the Effective Date and end 10 years later. On the expiration of the Benefit Base Evaluation Period, you may contact us to extend the Benefit Base Evaluation Period. Please see "CAN I EXTEND THE BENEFIT BASE EVALUATION PERIOD BEYOND 10 YEARS?" below. However, you cannot extend the Income Credit Period.



Third, we determine the ANNIVERSARY VALUE which equals your contract value on any contract anniversary during the Benefit Base Evaluation Period minus any Ineligible Purchase Payments.



Fourth, we determine the BENEFIT BASE which initially is equal to the first Eligible Purchase Payment. If the feature is elected after contract issue, the initial Benefit Base is the contract value on the Effective Date. Please see"WHAT ARE THE EFFECTS OF WITHDRAWALS ON MARKETLOCK FOR LIFE PLUS?" below. On each contract anniversary, we determine if the Benefit Base should be increased based on the maximum Anniversary Value or any available Income Credit. The calculation and components of this determination are detailed below.



     CALCULATION OF THE BENEFIT BASE WHEN INCOME CREDIT IS NOT AVAILABLE OR AFTER INCOME CREDIT PERIOD ENDS:



     On each contract anniversary occurring during the Benefit Base Evaluation Period, the Benefit Base is automatically increased to the Anniversary Value when the Anniversary Value is greater than both (a) and (b), where:



          (a) is the current Benefit Base; and



          (b) is all previous maximum Anniversary Values during the Benefit Base Evaluation Period.



     CALCULATION OF THE BENEFIT BASE WHEN INCOME CREDIT IS AVAILABLE:



     The Income Credit Base is used to calculate the Income Credit during the Income Credit Period. The Income Credit is calculated as a percentage of the Income Credit Base. The Income Credit Base is used solely to calculate the Income Credit. The initial Income Credit Base is equal to the initial Eligible Purchase Payment.



     On each contract anniversary during the Income Credit Period, we determine the amount by which the Income Credit Base and/or the Benefit Base could increase. The components used to determine this amount are:



          (a) the Benefit Base calculated based on the maximum Anniversary Value; and



          (b) the Income Credit plus the current Benefit Base.



     If (a) is greater than or equal to (b), the Income Credit Base and the Benefit Base are increased to the current Anniversary Value. If (b) is greater than (a), the Benefit Base is increased by the Income Credit and the Income Credit Base remains unchanged.



The Income Credit Base is increased each time subsequent Eligible Purchase Payments are made. The Income Credit Base also increases when the Benefit Base is increased as a result of a maximum Anniversary Value being achieved that is greater than both the current Benefit Base and all previous maximum Anniversary Values. The Income Credit Base is decreased each time an Excess Withdrawal is taken, in the same proportion by which the Contract Value is reduced by the Excess Withdrawal. The Income Credit Base is not used in the calculation of the Contract Value or any other benefits under the Contract.



The Benefit Base and Income Credit Base are increased each time subsequent Eligible Purchase Payments are made, and adjusted each time any excess withdrawals, defined below, are taken. Other than adjustments made for excess withdrawals, the Benefit Base and Income Credit Base can only be adjusted upwards, and subsequent lower Anniversary Values during the Benefit Base Evaluation Period will not result in a lower Benefit Base or lower Income Credit Base.



Finally, we determine the MAXIMUM ANNUAL WITHDRAWAL AMOUNT, which represents the maximum amount that may be withdrawn each contract year. The Maximum Annual Withdrawal Amount is calculated by multiplying the current Benefit Base by the applicable Maximum Annual Withdrawal Percentage shown in the tables above. If the Benefit Base is increased on a contract anniversary, the Maximum Annual Withdrawal Amount is recalculated on that contract anniversary by multiplying the increased Benefit Base by the applicable Maximum Annual Withdrawal Percentage. If the Benefit Base is increased for any Eligible Purchase Payments, the Maximum Annual Withdrawal Amount will be recalculated upon receipt of each Eligible Purchase Payments by multiplying the new Benefit Base by the applicable Maximum Annual Withdrawal Percentage. The Maximum Annual Withdrawal Amount may also be decreased due to Excess Withdrawals. Please see What are the Effects of Withdrawals on MarketLock For Life Plus? below.

What is the fee for MarketLock For Life Plus?



The fee for MarketLock For Life Plus depends on whether you elect to cover one life or two lives. The fee is as follows:



----------------------------------------------------
 ALL YEARS IN WHICH THE
  FEATURE IS IN EFFECT          ANNUALIZED FEE
----------------------------------------------------
 For One Covered Person      0.70% of Benefit Base
----------------------------------------------------
 For Two Covered Persons     0.95% of Benefit Base
----------------------------------------------------



The fee will be calculated and deducted quarterly from the portion of your contract value allocated to the Variable Portfolios, starting on the first quarter following the Effective Date and ending upon termination of the Benefit.



An increase in the Benefit Base due to an adjustment to a higher Anniversary Value, addition of an Income Credit, or subsequent Eligible Purchase Payments will result in an increase to the dollar amount of the fee.



If your contract value falls to zero before the feature has been terminated, the fee will no longer be deducted. We will not assess the quarterly fee if you annuitize your contract before the end of a contract quarter. If the feature is still in effect and you surrender your contract, we will assess a pro-rata charge for the fee if you surrender your contract before the end of a contract quarter. The pro-rata charge is calculated by multiplying the full quarterly fee by the number of days between the date the fee was last assessed and the date of surrender divided by the number of days in a contract quarter.



What are the effects of withdrawals on MarketLock For Life Plus?



The Maximum Annual Withdrawal Amount, the Benefit Base and Income Credit Base may change over time as a result of the timing and amount of withdrawals.



Any withdrawals in a contract year that in total are less than or equal to the Maximum Annual Withdrawal Amount do not reduce the Benefit Base or Income Credit Base. Withdrawals in excess of the Maximum Annual Withdrawal Amount are considered EXCESS WITHDRAWALS. We define Excess Withdrawals as any portion of a withdrawal that causes the total withdrawals in a benefit year to exceed the Maximum Annual Withdrawal Amount, including but not limited to any withdrawal in a contract year taken after the Maximum Annual Withdrawal Amount has been withdrawn.



You should not elect this feature if you plan to take Excess Withdrawals since those withdrawals may significantly reduce or eliminate the value of the feature. In addition, if you plan to take withdrawals in any years during the Income Credit Period, an Income Credit will not be added to your Benefit Base in those years.



You may take withdrawals during a contract year up to or less than the Maximum Annual Withdrawal Amount. However, if you choose to take less than the Maximum Annual Withdrawal Amount in any contract year, you may not carry over the unused amount into subsequent years. Your Maximum Annual Withdrawal Amount will not be recalculated as a result of taking less than the entire Maximum Annual Withdrawal Amount in any given year.



The impact of withdrawals and the effect on each component of MarketLock For Life Plus are further explained below:



     BENEFIT BASE AND INCOME CREDIT BASE: If the sum of withdrawals in any Benefit Year does not exceed the Maximum Annual Withdrawal Amount, the Benefit Base and Income Credit Base are not reduced for those withdrawals. Excess Withdrawals as described above reduce the Benefit Base and Income Credit Base as follows:



     For each Excess Withdrawal taken, the Benefit Base and Income Credit Base are reduced in the same proportion by which the contract value is reduced by each Excess Withdrawal.



     Since Excess Withdrawals reduce the Income Credit Base, it will result in the reduction of the amount of the Income Credit.



     MAXIMUM ANNUAL WITHDRAWAL AMOUNT: The Maximum Annual Withdrawal Amount is recalculated each time there is a change in the Benefit Base. Accordingly, if the sum of withdrawals in any contract year does not exceed the Maximum Annual Withdrawal Amount for that year, the Maximum Annual Withdrawal Amount will not change for the next year unless your Benefit Base is increased (as described above under "How are the components for MarketLock For Life Plus calculated?" ). If you take an Excess Withdrawal, the Maximum Annual Withdrawal Amount will be recalculated by multiplying the reduced Benefit Base by the existing Maximum Annual Withdrawal Percentage. This recalculated Maximum Annual Withdrawal Amount will be available beginning on the next contract anniversary and may be lower than your previous Maximum Annual Withdrawal Amount.



     THE MARKETLOCK EXAMPLES APPENDIX PROVIDES EXAMPLES OF THE EFFECTS OF WITHDRAWALS.



What happens if the contract value is reduced to zero?



If the contract value is reduced to zero but the Benefit Base is greater than zero, guaranteed withdrawals will continue to be payable over the lifetime of the Covered Person(s). However, if at any time an Excess Withdrawal reduces your contract value to zero, no benefit remains, the Benefit Base Evaluation Period and the Income Credit Period end and Income Credit Base equals zero.



The contract's other benefits will be terminated once the contract value equals zero. You may not make subsequent Purchase Payments or transfers, and no death benefit or future annuity income payments are available. Therefore, particularly during times of unfavorable investment performance, withdrawals taken under the benefit may reduce the contract value to zero eliminating any other benefits of the contract.



When the contract value equals zero but a benefit remains payable, to receive any remaining benefit, you must select one of the following options for payment:



     1. The current Maximum Annual Withdrawal Amount, divided equally and paid on a quarterly, semi-annual or annual frequency as selected by you until the date of death of the Covered Person(s); or



     2. Any payment option mutually agreeable between you and us.



If you do not select a payment option above, the remaining benefit will be paid as the current Maximum Annual Withdrawal Amount divided equally and paid on a quarterly basis until the date of death of the Covered Person(s).



Can I extend the Benefit Base Evaluation Period beyond 10 years?



There is an option for extension of the Benefit Base Evaluation Period as long as the feature is still in effect and the age of the Covered Person or younger of two Covered Persons is 85 or younger at the time of extension. IN ORDER TO EXTEND THE BENEFIT BASE EVALUATION PERIOD, WE WILL NOTIFY YOU 60 DAYS PRIOR TO THE END OF THE BENEFIT BASE EVALUATION PERIOD AND YOU MUST RESPOND TO US IN WRITING NO LATER THAN THE END OF THE CURRENT BENEFIT BASE EVALUATION PERIOD. If you elect to extend the Benefit Base Evaluation Period, the Benefit Base can continue to be adjusted upward as described above on each anniversary during the new Benefit Base Evaluation Period which is a period of 5 years. See "How are the components for MarketLock For Life Plus calculated?" Also, if you extend the Benefit Base Evaluation Period, you should note that the components of the feature will change to those in effect at the time you elect to extend, such as the fee, Maximum Annual Withdrawal Percentage, and investment requirements, which may be different from the components when you initially elected the feature. We will notify you in writing of the terms of the extension at least 30 days prior to the end of the Benefit Base Evaluation Period.



If you do not contact us at the end of each Benefit Base Evaluation Period to extend the Benefit Base Evaluation Period, an extension will no longer be available and the Benefit Base will not be adjusted for higher Anniversary Values on subsequent contract anniversaries. However, you can continue to take the Maximum Annual Withdrawal Amount in effect at the end of the last Benefit Base Evaluation Period, subject to adjustments for Excess Withdrawals. You will continue to pay the fee at the rate that was in effect during the last Benefit Base Evaluation Period and you will not be permitted to extend the Benefit Base Evaluation Period in the future.



Can I extend the Income Credit Period beyond 10 years?



No. The Income Credit Period may not be extended. However, the Benefit Base Evaluation Period as described above may be extended.



What happens to MarketLock For Life Plus upon a spousal continuation?



If there is one Covered Person and that person dies, the surviving spousal joint owner or spousal beneficiary may elect to:



     1. Make a death claim if the contract value is greater than zero which terminates MarketLock For Life Plus and the contract; or



     2. Continue the contract if the contract value is greater than zero, without MarketLock For Life Plus and its corresponding fee.



If there are two Covered Persons, upon the death of one Covered Person, the surviving Covered Person may elect to:



     1. Make a death claim if the contract value is greater than zero, which terminates MarketLock For Life Plus and the contract; or



     2. Continue the contract with MarketLock For Life Plus and its corresponding fee.



The components of the feature will not change as a result of a spousal continuation. The surviving Covered Person can elect to receive withdrawals in accordance with the provisions of the feature based on the age of the younger Covered Person when the first withdrawal was taken or, if no withdrawals were taken prior to the continuation, the age of the surviving Covered Person at the time the first withdrawal is taken.



If spousal continuation occurs during the Benefit Base Evaluation Period and/or Income Credit Period, if applicable, the Continuing Spouse will continue to receive any increases to the Benefit Base during the remaining Benefit Base Evaluation Period and/or Income Credit Period. In addition, the Continuing Spouse will be eligible to extend the Benefit Base Evaluation Period upon the expiration of the period. See "Can I extend the Benefit Base Evaluation Period beyond 10 years?" above.



Can a non-spousal Beneficiary elect to receive any remaining benefits under MarketLock For Life Plus upon the death of the second spouse?



No. Upon the death of the Covered Person(s), if the contract value is greater than zero, a non-spousal beneficiary must make an election under the death benefit provisions of the contract, which terminates MarketLock For Life Plus. SEE DEATH BENEFITS BELOW.

What happens to MarketLock For Life Plus upon the Latest Annuity Date?



If the contract value and the Benefit Base are greater than zero on the Latest Annuity Date, you must select one of the following options:



     1. Annuitize the contract value under the contract's annuity provisions; or



     2. Elect to receive the current Maximum Annual Withdrawal Amount on the Latest Annuity Date, divided equally and paid on a quarterly, semi-annual or annual frequency as selected by you until the date of death of the Covered Person(s); or



     3. Any payment option mutually agreeable between you and us.



If you do not elect an option listed above, on the Latest Annuity Date, we will annuitize the contract value in accordance with Annuity Income Option 3, as described in INCOME OPTIONS below. At that point, the Accumulation Phase of your contract ends and the Income Phase begins.



Can MarketLock For Life Plus be cancelled?



MarketLock For Life Plus may be cancelled on the 5th contract anniversary, the 10th contract anniversary, or any contract anniversary after the 10th contract anniversary. Once MarketLock For Life Plus is cancelled, you will no longer be charged a fee and the guarantees under the benefit are terminated. In addition, the investment requirements for MarketLock For Life Plus will no longer apply to your contract. You may not extend the Benefit Base Evaluation Period and you may not re-elect or reinstate MarketLock For Life Plus after cancellation.



Are there circumstances under which MarketLock For Life Plus will automatically terminate?



The feature automatically terminates upon the occurrence of one of the following:



     1. Annuitization of the contract; or



     2. Full surrender or termination of the contract; or



     3. A death benefit is paid and the contract is terminated; or



     4. Excess withdrawals reduce the contract value to zero; or



     5. Death of the Covered Person, if only one is elected; or, if two are elected, death of the surviving Covered Persons; or



     6. A change that removes all Covered Persons from the contract except as noted below and under "Are there circumstances under which guaranteed withdrawals for two Covered Persons, if elected, terminate for one of the Covered Persons?"



If a change of ownership occurs from a natural person to a non-natural entity, the original natural Owner(s) must also be the annuitant(s) after the ownership change to prevent termination of MarketLock For Life Plus. A change of ownership from a non-natural entity to a natural person can only occur if the new natural Owner(s) was the original natural annuitant(s) in order to prevent termination of MarketLock For Life Plus. Any ownership change is contingent upon prior review and approval by the Company.



Are there circumstances under which guaranteed withdrawals for two Covered Persons, if elected, terminate for one of the Covered Persons?



Under any of the following circumstances, MarketLock For Life Plus will provide a guarantee for one Covered Person and not the lifetime of the other Covered
Person:



     1. One of the two Covered Persons is removed from the contract, due to reasons other than death; or



     2. The original spousal joint Owners or spousal beneficiary, who are the Covered Persons, are no longer married at the time of death of the first spouse.



Under these circumstances, the fee for MarketLock For Life Plus based on two Covered Persons remains unchanged and the guaranteed withdrawals are payable for one Covered Person only. However, the remaining Covered Person may choose to terminate the feature as described under "Can MarketLock For Life Plus be cancelled?"


MARKETLOCK

What is MarketLock?

MarketLock is an optional guaranteed minimum withdrawal benefit designed to help you create a guaranteed income stream for a specified period of time that may last as long as you live even if the entire value of your contract has been reduced to zero (the "Benefit"). Thus, MarketLock may offer protection in the event your contract value declines due to unfavorable investment performance, certain withdrawal activity, a longer than expected life span, or any combination of these factors.

The feature does not guarantee a withdrawal of an income stream based on any Purchase Payments made after the second contract anniversary. The feature only guarantees lifetime withdrawals in the manner described below. You may never need to rely on MarketLock depending on your contract's market performance, your withdrawal activity, and your longevity.

The feature may not be appropriate if you plan to make ongoing Purchase Payments, such as with contributory IRAs or tax qualified plans. The feature guarantees only Purchase Payments received in the contract's first two years.

WITHDRAWALS UNDER THIS FEATURE ARE TREATED LIKE ANY OTHER WITHDRAWAL FOR THE PURPOSE OF CALCULATING TAXABLE INCOME, DEDUCTING APPLICABLE WITHDRAWAL CHARGES, AND

REDUCING THE CONTRACT VALUE, FREE WITHDRAWAL AMOUNTS AND ALL OTHER BENEFITS, FEATURES AND CONDITIONS OF YOUR CONTRACT. PLEASE SEE ACCESS TO YOUR MONEY
SECTION IN THE PROSPECTUS.

Any withdrawals taken may be subject to a 10% IRS tax penalty if you are under age 59 1/2 at the time of the withdrawal. For information about how the feature is treated for income tax purposes, you should consult a qualified tax advisor concerning your particular circumstances. If you take required minimum distributions and have elected this feature, your distributions must be set up on the automated minimum distribution withdrawal program administered by our Annuity Service Center. In addition, if you have a Qualified contract, tax law and the terms of the plan may restrict withdrawal amounts.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE MARKETLOCK AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.


THE INVESTMENT REQUIREMENTS APPLICABLE TO MARKETLOCK FOR LIFE PLUS, DISCUSSED ABOVE, ARE NOT APPLICABLE TO MARKETLOCK.


When and how can I elect MarketLock?

You may only elect MarketLock at the time of contract issue and if you are age 75 or younger on the contract issue date. If the contract is jointly owned, the maximum issue age is based on the age of the older owner.

How does MarketLock work?

MarketLock automatically locks-in the highest contract Anniversary Value during the first 7 years (or longer if you extend the Maximum Anniversary Value ("MAV") Evaluation Period, as discussed below) and guarantees annual withdrawals based on this amount over the period that the Benefit is in effect. Additionally, you may take withdrawals over the lifetime of the owner as more fully described below. For jointly owned contracts, the older owner is the life upon which the lifetime guarantee applies. Accordingly, if the older contract owner were to die first, the surviving younger spousal owner is not eligible for lifetime withdrawals, but may elect to continue the contract and receive any remaining withdrawals under the feature as described below. MarketLock is designed for individuals or spousal joint owners. Thus, if a contract is owned by non-spousal joint owners and either owner dies, the full contract value must be paid within 5 years of death, after which time the contract terminates; the surviving owner may not receive the benefit of MarketLock.

The Benefit's components and value may vary depending on when the first withdrawal is taken, the age of the older owner at the time of the first withdrawal and the amount that is withdrawn. Your withdrawal activity determines the time period over which you are eligible to receive withdrawals. You will automatically be eligible to receive lifetime withdrawals if you begin withdrawals on or after your 65th birthday and your withdrawals do not exceed the 5% Maximum Annual Withdrawal Percentage in any Benefit Year. However, you may begin taking withdrawals under the Benefit immediately following the contract issue date. See the MARKETLOCK SUMMARY TABLE below.

The table below is a summary of the MarketLock feature and applicable components of the Benefit. "Benefit Year Anniversary" refers to each one-year period beginning on the contract issue date and ending on the day before the contract anniversary date.

MARKETLOCK SUMMARY TABLE:

-----------------------------------------------------
                            MAXIMUM       INITIAL
                            ANNUAL        MINIMUM
                          WITHDRAWAL     WITHDRAWAL
TIME OF FIRST WITHDRAWAL  PERCENTAGE*      PERIOD
-----------------------------------------------------
 Before 7(th) Benefit         5%          20 years
    Year anniversary
-----------------------------------------------------
  On or after 7(th)           7%       14.28 years**
      Benefit Year
      anniversary
-----------------------------------------------------
On or after the older         5%        Life of the
    contract owner's                   older contract
   65(th) birthday***                      owner
-----------------------------------------------------

* For the purposes of complying with the Maximum Annual Withdrawal Percentage, the amount of the withdrawal would include any charges applicable to the withdrawal. If you are taking required minimum distributions ("RMD") from the contract, and the portion of the RMD amount based on this contract only, is greater than the Maximum Annual Withdrawal Amount, that portion of the withdrawal will not be treated as an excess withdrawal. Any portion of an RMD withdrawal that is based on amounts greater than this contract alone will be considered an excess withdrawal. This will result in cancellation of the lifetime withdrawals and may further reduce your Maximum Annual Withdrawal Amount, MAV Benefit Base, and remaining Minimum Withdrawal Period. See"How are the components for MarketLock Calculated?" below.

** The fractional year indicates that the final withdrawal of the remaining Benefit Base, which will be less than your Maximum Annual Withdrawal Amount, may be taken at any time during the final year of the Minimum Withdrawal Period.

*** Lifetime withdrawals are available so long as your first withdrawal is taken on or after age 65 and withdrawals do not exceed the 5% Maximum Annual Withdrawal Percentage indicated above. If withdrawals exceed the 5% Maximum Annual Withdrawal Percentage in any Benefit Year (other than for RMD amounts for this contract that are greater than the Maximum Annual Withdrawal Amount), lifetime withdrawals are no longer available. Instead, available withdrawals are automatically recalculated with respect to the Minimum Withdrawal Period and Maximum Annual Withdrawal Percentage listed in the table above, based on the time of first withdrawal and reduced for withdrawals already taken.

For details on the effects of withdrawals, please see "What are the Effects of Withdrawals on MarketLock?" In order to determine the Benefit's value, we calculate each of the components as described below.

How are the components for MarketLock calculated?


FIRST, we determine the ELIGIBLE PURCHASE PAYMENTS, which include the amount of Purchase Payments received during the first two years after your contract issue date, adjusted for any withdrawals during that period. Any Purchase Payments we receive more than two years after your contract issue date are considered INELIGIBLE PURCHASE PAYMENTS. The calculation of Eligible Purchase Payments does not include any spousal continuation contributions; however, spousal continuation contributions are included in the calculation of Anniversary Values. SEE SPOUSAL CONTINUATION BELOW. Eligible Purchase Payments are limited to $1,500,000 without prior Company approval.


SECOND, we consider the MAV EVALUATION PERIOD, which begins on your contract issue date and ends on your 7th contract anniversary. On the expiration of the MAV Evaluation Period, you may contact us to extend the MAV Evaluation Period for additional periods as discussed further below.

THIRD, we determine the ANNIVERSARY VALUE which equals the value of your contract on any contract anniversary during the MAV Evaluation Period minus any Ineligible Purchase Payments.

FOURTH, we determine the MAV BENEFIT BASE. Initially, the MAV Benefit Base equals the first Eligible Purchase Payment. Thereafter, the MAV Benefit Base is increased each time subsequent Eligible Purchase Payments are made, and adjusted each time any withdrawals of contract value are taken. Please see "What are the effects of withdrawals on MarketLock?" below. On each contract anniversary throughout the MAV Evaluation Period, the MAV Benefit Base automatically adjusts upwards if the current Anniversary Value is greater than both the current MAV Benefit Base and any previous year's Anniversary Value. Other than adjustments made for withdrawals, the MAV Benefit Base will only be adjusted upwards, and subsequent lower Anniversary Values through the MAV Evaluation Period will not result in a lower MAV Benefit Base.

FIFTH, we determine the MAXIMUM ANNUAL WITHDRAWAL AMOUNT, which represents the maximum amount that may be withdrawn each Benefit Year and is an amount calculated as a percentage of the MAV Benefit Base. The applicable Maximum Annual Withdrawal Percentage is determined based on the Benefit Year when you take your first withdrawal or whether you are taking lifetime withdrawals. Applicable percentages are shown in the MarketLock Summary Table above. If the MAV Benefit Base is increased to the current Anniversary Value, the Maximum Annual Withdrawal Amount is recalculated on that contract anniversary using the applicable Maximum Annual Withdrawal Percentage multiplied by the new MAV Benefit Base. If the MAV Benefit Base is increased for Eligible Purchase Payments, the Maximum Annual Withdrawal Amount will be recalculated by multiplying the new MAV Benefit Base by the applicable Maximum Annual Withdrawal Percentage.

FINALLY, we determine the MINIMUM WITHDRAWAL PERIOD, which is the minimum period over which you may take withdrawals under the feature. The initial Minimum Withdrawal Period is calculated when withdrawals under the Benefit begin and is recalculated when the MAV Benefit Base is adjusted to a higher Anniversary Value by dividing the MAV Benefit Base by the Maximum Annual Withdrawal Amount. Please see the MarketLock Summary Table above for initial Minimum Withdrawal Periods. The Minimum Withdrawal Periods will be reduced due to Excess Withdrawals.

Can I extend MarketLock beyond 7 years?

Yes. As long as the Benefit is still in effect and the older owner is age 85 or younger at the time you elect the extension, you may elect to extend the MAV Evaluation Period. We guarantee that you will be given the opportunity to extend the MAV Evaluation Period under these conditions for at least two additional evaluation periods of 7 years each. IN ORDER TO EXTEND THE MAV EVALUATION PERIOD, YOU MUST CONTACT US NO LATER THAN 60 DAYS AFTER THE END OF THE MAV EVALUATION PERIOD. If you elect to extend the MAV Evaluation Period, the MAV Benefit Base can continue to be adjusted upward as described above on each anniversary during the new MAV Evaluation Period. See "How are the Components of MarketLock calculated?" Also, if you extend the MAV Evaluation Period, you should note that the components of the feature, such as the fee and Maximum Annual Withdrawal Percentage, may change to those in effect at the time you elect to extend, which may be different from the components when you initially elected the feature. We will notify you in writing of the terms of the extension at least 30 days prior to the end of the MAV Evaluation Period. Additional MAV Evaluation Periods may be offered after the guaranteed additional evaluation periods at our sole discretion.

If you do not contact us to extend the MAV Evaluation Period, the MAV Benefit Base will no longer be adjusted on subsequent contract anniversaries. However, you can continue to take the Maximum Annual Withdrawal Amount in effect at the end of the last MAV Evaluation Period, subject to adjustments for withdrawals. You will continue to pay the fee at the rate that was in effect during the last MAV Evaluation Period and you will not be permitted to extend the MAV Evaluation Period in the future.

What is the fee for MarketLock?

The annualized fee for MarketLock is calculated as 0.50% of the MAV Benefit Base for all years in which the feature is in effect. However, if you elect to extend the MAV Evaluation Period the fee may change at the time of the extension.

The fee will be calculated and deducted quarterly from the portion of your contract value allocated to the Variable Portfolios, starting on the first quarter following your contract issue date and ending upon termination of the Benefit. We will not assess the quarterly fee if you surrender or annuitize your contract before the end of a contract quarter. You should keep in mind that an increase in the MAV Benefit Base due to an adjustment to a higher Anniversary Value or due to subsequent Eligible Purchase Payments will result in an increase to the dollar amount of the fee. Alternatively, a decrease in MAV Benefit Base due to withdrawals will decrease the dollar amount of the fee.

If your contract value and/or MAV Benefit Base falls to zero before the feature has been terminated, the fee will no longer be deducted. However, if the MAV Benefit Base is adjusted upwards at a later date because the current anniversary value is greater than both the current and any previous anniversary values, the calculation and deduction of the fee will resume.

What are the effects of withdrawals on MarketLock?

The Maximum Annual Withdrawal Amount, MAV Benefit Base and Minimum Withdrawal Period may change over time as a result of the timing and amounts of withdrawals.

If you elect to begin withdrawals prior to your 65th birthday (if jointly owned, prior to the 65th birthday of the older owner), you will not be eligible to receive lifetime withdrawals. If you begin withdrawals on or after your 65th birthday (older owner's 65th birthday if jointly owned) and wish to receive lifetime withdrawals, you must withdraw no more than the Maximum Annual Withdrawal Amount which is calculated as 5% of the MAV Benefit Base. If the amount of withdrawals, at any time, exceeds 5% of the MAV Benefit Base in a Benefit Year, you will not receive lifetime withdrawals. However, you can continue to receive withdrawals over the Minimum Withdrawal Period in amounts up to the Maximum Annual Withdrawal Amount as described in the MarketLock Summary Table and under "How are the components for MarketLock calculated?" above, based on when you made your first withdrawal and adjusted for withdrawals already taken.

Total withdrawals in any Benefit Year equal to or less than the Maximum Annual Withdrawal Amount reduce the MAV Benefit Base by the amount of the withdrawal. Withdrawals in excess of the Maximum Annual Withdrawal Amount are considered Excess Withdrawals. We define Excess Withdrawals as either: 1) any portion of a withdrawal that causes the total withdrawals in a Benefit Year to exceed the Maximum Annual Withdrawal Amount; or 2) any withdrawal in a Benefit Year taken after the Maximum Annual Withdrawal Amount has been withdrawn. Excess Withdrawals will reduce the MAV Benefit Base by the greater of: (a) the amount of the Excess Withdrawal; or (b) the relative size of the Excess Withdrawal in relation to the contract value prior to the Excess Withdrawal. This means that if contract value is less than the MAV Benefit Base, withdrawals greater than the Maximum Annual Withdrawal Amount will result in a proportionately greater reduction of the MAV Benefit Base (as described below), which will be more than the amount of the withdrawal itself. This will also reduce your Maximum Annual Withdrawal Amount.

The impact of withdrawals and the effect on each component of MarketLock are further explained below:

     MAV BENEFIT BASE: Withdrawals reduce the MAV Benefit Base as follows:

     (1) If the withdrawal does not cause total withdrawals in the Benefit Year to exceed the Maximum Annual Withdrawal Amount, the MAV Benefit Base will be reduced by the amount of the withdrawal;

     (2) Excess Withdrawals as described above reduce the MAV Benefit Base as follows:

          If total withdrawals during the Benefit Year, including the current withdrawal, exceed the Maximum Annual Withdrawal Amount, the MAV Benefit Base is further reduced to the lesser of (a) or (b), where:

          (a) is the MAV Benefit Base immediately prior to the withdrawal minus the amount of the Excess Withdrawal, or;

          (b) is the MAV Benefit Base immediately prior to the withdrawal reduced in the same proportion by which the contract value is reduced by the amount of the Excess Withdrawal.

MAXIMUM ANNUAL WITHDRAWAL AMOUNT: If the sum of withdrawals in a Benefit Year does not exceed the Maximum Annual Withdrawal Amount for that Benefit Year, the Maximum Annual Withdrawal Amount will not change for the next Benefit Year unless your MAV Benefit Base is adjusted upward (as described above under "How are the components for MarketLock calculated?"). If total withdrawals in a Benefit Year exceed the Maximum Annual Withdrawal Amount, the Maximum Annual Withdrawal Amount will be recalculated on the next contract anniversary. The new Maximum Annual Withdrawal Amount will equal the new MAV Benefit Base after any withdrawals on that contract anniversary, divided by the new Minimum Withdrawal Period on that contract anniversary. On that contract anniversary, the new Maximum Annual Withdrawal Amount may be lower than your previous Maximum Annual Withdrawal Amount.

MINIMUM WITHDRAWAL PERIOD: On each contract anniversary, a new Minimum Withdrawal Period is calculated as shown in the chart below.

-----------------------------------------------------------
THE AMOUNT WITHDRAWN
  IN A BENEFIT YEAR     EFFECT ON MINIMUM WITHDRAWAL PERIOD
-----------------------------------------------------------
  Amounts up to the     New Minimum Withdrawal Period = the
  Maximum Annual        MAV Benefit Base (which includes a
  Withdrawal Amount     deduction for any previous
                        withdrawal), divided by the current
                        Maximum Annual Withdrawal Amount
-----------------------------------------------------------
  Amounts in excess     New Minimum Withdrawal Period = the
  of the Maximum        Minimum Withdrawal Period as of the
  Annual Withdrawal     prior contract anniversary minus
  Amount                one year
-----------------------------------------------------------


THE MARKETLOCK EXAMPLES APPENDIX PROVIDES EXAMPLES OF THE EFFECTS OF
WITHDRAWALS.


What happens if the contract value is reduced to zero?

If the contract value is zero but the MAV Benefit Base is greater than zero, a Benefit remains payable under the feature until the MAV Benefit Base is zero. Further, if you are eligible to take lifetime withdrawals, a Benefit is still payable even if the contract value and MAV Benefit Base both equal zero. However, the contract's other benefits, will be terminated once the contract value equals zero. You may not make subsequent Purchase Payments or transfers and no death benefit or future annuitization payments are available. Therefore, during times of unfavorable investment performance, withdrawals taken under the Benefit may reduce the contract value to zero eliminating any other benefits of the contract.

When the contract value equals zero, to receive any remaining Benefit, you must select one of the following income options:

     1. The current Maximum Annual Withdrawal Amount, paid equally on a quarterly, semi-annual or annual frequency as selected by you until either: (a) the time at which the Minimum Withdrawal Period equals zero, or (b) if receiving lifetime withdrawals, the date of death of the older contract owner; or

     2. Lump sum distribution of the discounted present value as determined by us, of the total remaining guaranteed withdrawals; or

     3. Any payment option mutually agreeable between you and us.

What happens to MarketLock upon a spousal continuation?

A Continuing Spouse may elect to continue or cancel the feature and its accompanying fee. The components of the feature will not change as a result of a spousal continuation. However, lifetime withdrawals or the option to receive lifetime withdrawals will cease upon death of the older owner. Excluding the lifetime option, a younger continuing spouse can elect to receive withdrawals in accordance with the provisions of the MarketLock Summary Table above based on when the first withdrawal was taken and adjusted for any withdrawals already taken. In the event of the death of the younger spouse, the older spousal beneficiary may continue to receive lifetime withdrawals because they are based on the older owner's life.

If the contract owner elected MarketLock and dies during the MAV Evaluation Period and the spousal beneficiary continues the Benefit, we will continue to re-evaluate the MAV Benefit Base on each contract anniversary during the MAV Evaluation Period, and any spousal continuation contribution is included in Anniversary Values. SEE SPOUSAL CONTINUATION BELOW. Additionally, the Continuing Spouse may extend the MAV Evaluation Period up to two times provided that (1) the original owner did not previously extend the MAV Evaluation period and (2) the Continuing Spouse is age 85 or younger at the time they extend the MAV Evaluation Period. If the original owner extended the MAV Evaluation Period once, the Continuing Spouse may extend the MAV Evaluation Period only once more. If the original owner extended the MAV Evaluation Period twice, the Continuing Spouse may not extend the MAV Evaluation Period. Spousal continuation contributions are not considered to be Eligible Purchase Payments. However, spousal continuation contributions are included for the purpose of determining the MAV Benefit Base during the MAV Evaluation Period.

Can my non-spousal Beneficiary elect to receive any remaining withdrawals under MarketLock upon my death?

Upon the death of the older contract owner, lifetime withdrawals will no longer be available. If the contract value is greater than zero when the owner dies, a non-spousal Beneficiary must make a death claim under the contract provisions, which terminates MarketLock. SEE DEATH BENEFITS BELOW. If the contract value is zero when the owner dies, meaning that no death benefit is payable, but the Minimum Withdrawal Period remaining is greater than zero, a non-spousal Beneficiary may elect to continue receiving any remaining withdrawals under the feature. The other components of the feature will not change. However, the contract and its other benefits will be terminated.

What happens to MarketLock upon the Latest Annuity Date?

If there is remaining contract value and the MAV Benefit Base is greater than zero on the Latest Annuity Date, you must select one of the following options:

     1. Annuitize the contract value under the contract's annuity provisions; or

     2. If eligible for lifetime withdrawals, even if the MAV Benefit Base equals zero, elect to receive the current Maximum Annual Withdrawal Amount on the Latest

        Annuity Date, paid equally on a quarterly, semi-annual or annual frequency as selected by you, until your death; or

     3. Elect to receive your remaining MAV Benefit Base on the Latest Annuity Date paid over the Minimum Withdrawal Period with payments equal to the current Maximum Annual Withdrawal Amount. If withdrawals have not started, your Maximum Annual Withdrawal Amount and Minimum Withdrawal Period will be calculated based on the applicable Maximum Annual Withdrawal Percentage; or

     4. Any payment option mutually agreeable between you and us.

Upon election of any of the above options, the Accumulation Phase of your contract ends and the Income Phase begins. Therefore, if electing Income Payments for the life of the Annuitant, upon death, no benefit remains and the contract and its features will terminate.

Can MarketLock be cancelled?

MarketLock may be cancelled on the 7th contract anniversary, or any contract anniversary thereafter. Once MarketLock is cancelled, you will no longer be charged a fee and the guarantees under the Benefit are terminated. You may not re-elect MarketLock after cancellation.

Are there circumstances under which MarketLock will automatically terminate?

The feature automatically terminates upon the occurrence of one of the following:

     1. The Minimum Withdrawal Period has been reduced to zero unless conditions for lifetime withdrawals are met; or

     2. Annuitization of the contract; or

     3. Full surrender of the contract; or

     4. Death benefit is paid.

Lifetime withdrawals will not be available in the event of:

     1. An ownership change which results in a change of the older owner;* or

     2. Withdrawals prior to the 65th birthday of the older owner; or

     3. Death of the older owner; or

     4. A Spousal Continuation (upon the death of the older owner); or

     5. A withdrawal in excess of 5% of MAV Benefit Base.**

* If a change of ownership occurs from a natural person to a non-natural entity, the original natural older owner must also be the annuitant after the ownership change to prevent termination of lifetime withdrawals. A change of ownership from a non-natural entity to a natural person can only occur if the new natural owner was the original natural older annuitant in order to prevent termination of lifetime withdrawals. Any ownership change is contingent upon prior review and approval by the Company.

** If a required minimum distribution withdrawal for this contract exceeds the Maximum Annual Withdrawal Amount, the ability to receive lifetime withdrawals will not be terminated.

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                                 DEATH BENEFITS
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If you die during the Accumulation Phase of your contract, we pay a death benefit to your Beneficiary. You must select a death benefit option at the time you purchase your contract. Once selected, you cannot change your death benefit option. You should discuss the available options with your financial representative to determine which option is best for you.

We do not pay a death benefit if you die after you begin the Income Phase; your Beneficiary would receive any remaining guaranteed annuity income payments in accordance with the annuity income option you selected. SEE INCOME OPTIONS BELOW.


If your contract value is reduced to zero as a result of receiving guaranteed withdrawals under a living benefit feature, no death benefit will be paid. PLEASE SEE MARKETLOCK FOR LIFE PLUS AND MARKETLOCK ABOVE.


You designate your Beneficiary, who will receive any death benefit payments. You may change the Beneficiary at any time, unless you previously made an irrevocable Beneficiary designation. If your contract is jointly owned, the surviving joint owner is the sole beneficiary.


We calculate and pay the death benefit when we receive all required paperwork and satisfactory proof of death at the Annuity Service Center. All death benefit calculations discussed below are made as of the day a death benefit request is received by us in good order at the Annuity Service Center, (including satisfactory proof of death) if the request is received before Market Close. If the death benefit request is received after Market Close, the death benefit calculations will be as of the next business day. We consider the following satisfactory proof of death:


     1. a certified copy of the death certificate; or

     2. a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

     3. a written statement by a medical doctor who attended the deceased at the time of death; or

     4. any other proof satisfactory to us.

If a Beneficiary does not elect a settlement option, within 60 days of our receipt of all required paperwork and satisfactory proof of death, we pay a lump sum death benefit to the Beneficiary.

The death benefit must be paid within 5 years of the date of death unless the Beneficiary elects to have it payable in the form of an income option. If the Beneficiary elects an annuity income option, it must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payments must begin within one year of your death.

If the Beneficiary is the spouse of a deceased owner, he or she can elect to continue the Contract. SEE SPOUSAL CONTINUATION BELOW.

Payments must begin under the selected annuity income option no later than the first anniversary of death for Non-qualified contracts or December 31st of the year following the year of death for IRAs. Beneficiaries who do not begin taking payments within these specified time periods will not be eligible to elect an income option.

DEATH BENEFIT DEFINED TERMS

The term "Net Purchase Payment" is used frequently in describing the death benefit payable. Net Purchase Payment is an on-going calculation. It does not represent a contract value.

We define Net Purchase Payments as Purchase Payments less an adjustment for each withdrawal, including fees and charges applicable to that withdrawal. If you have not taken any withdrawals from your contract, Net Purchase Payments equals total Purchase Payments into your contract. To calculate the adjustment amount for the first withdrawal made under the contract, we determine the percentage by which the withdrawal reduced the contract value. For example, a $10,000 withdrawal from a $100,000 contract is a 10% reduction in value. This percentage is calculated by dividing the amount of each withdrawal by the contract value immediately before taking the withdrawal. The resulting percentage is then multiplied by the amount of the total Purchase Payments and subtracted from the amount of the total Purchase Payments on deposit at the time of the withdrawal. The resulting amount is the initial Net Purchase Payment.

To arrive at the Net Purchase Payment calculation for subsequent withdrawals, we determine the percentage by which the contract value is reduced, by taking the amount of the withdrawal in relation to the contract value immediately before the withdrawal. We then multiply the Net Purchase Payment calculation as determined prior to the withdrawal, by this percentage. We subtract that result from the Net Purchase Payment calculation as determined prior to the withdrawal to arrive at all subsequent Net Purchase Payment calculations.
The term "withdrawals" as used in describing the death benefit options is defined as withdrawals and the fees and charges applicable to those withdrawals.

THE COMPANY DOES NOT ACCEPT PURCHASE PAYMENTS FROM ANYONE AGE 86 OR OLDER. THEREFORE, THE DEATH BENEFIT CALCULATIONS ASSUME THAT NO PURCHASE PAYMENTS ARE RECEIVED ON OR AFTER YOUR 86TH BIRTHDAY.


The death benefit is the greatest of:



     1. Contract value; or



     2. Net Purchase Payments; or



     3. Maximum anniversary value on any contract anniversary prior to your 83rd birthday. The anniversary value equals the contract value on a contract anniversary, reduced for withdrawals since that contract anniversary in the same proportion that the contract value was reduced on the date of such withdrawal, and adjusted for any Net Purchase Payments since that contract anniversary.


If the contract is issued on or after your 83rd birthday but prior to your 86th birthday, the death benefit is the greater of Contract value or Net Purchase Payments.


For contracts in which the aggregate of all Purchase Payments in contracts issued by AIG SunAmerica Life and/or First SunAmerica Life to the same owner/annuitant are in excess of $1,500,000, we reserve the right to limit the death benefit amount that is in excess of contract value at the time we receive all paperwork and satisfactory proof of death. Any limit on the maximum death benefit payable would be mutually agreed upon in writing by you and the Company prior to purchasing the contract.


SPOUSAL CONTINUATION

The Continuing Spouse may elect to continue the contract after your death. Generally, the contract, its benefits and elected features, if any, remain the same. The Continuing Spouse is subject to the same fees, charges and expenses applicable to the original owner of the contract. A spousal continuation can only take place once, upon the death of the original owner of the contract. If the Continuing Spouse terminates any optional death benefit or dies after the Latest Annuity Date, no optional death benefit will be payable to the Continuing Spouse's Beneficiary.

To the extent that the Continuing Spouse invests in the Variable Portfolios, they will be subject to investment risk as was the original owner.

Upon a spousal continuation, we will contribute to the contract value an amount by which the death benefit that would have been paid to the Beneficiary upon the death of the original owner, exceeds the contract value ("Continuation Contribution"), if any. We calculate the Continuation Contribution as of the date of the original owner's death. We will add the Continuation Contribution as of the date we receive both the Continuing Spouse's written request to continue the contract and satisfactory proof of death of the original owner ("Continuation Date") at the Annuity Service Center. The Continuation Contribution is not considered a Purchase Payment for the purposes of any other calculations except the death benefit following the Continuing Spouse's death. Generally, the age of the Continuing Spouse on the Continuation Date and on the date of the Continuing Spouse's death will be used in determining any future death benefits under the contract. SEE THE SPOUSAL CONTINUATION APPENDIX FOR A DISCUSSION OF THE DEATH BENEFIT CALCULATIONS AFTER A SPOUSAL CONTINUATION.


WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SPOUSAL CONTINUATION PROVISION (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

PLEASE SEE OPTIONAL LIVING BENEFITS AND DEATH BENEFITS ABOVE FOR INFORMATION ON THE EFFECT OF SPOUSAL CONTINUATION ON THOSE BENEFITS.

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                                    EXPENSES
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There are fees and expenses associated with your contract which reduce your investment return. We will not increase the contract level fees, such as Separate Account or withdrawal charges for the life of your contract. Underlying Fund fees may increase or decrease.

We intend to profit from the sale of the contracts. Our profit may be derived as a result of a variety of pricing factors including but not limited to the fees and charges assessed under the contract and/or amounts we may receive from an Underlying Fund, its investment adviser and/or subadvisers (or affiliates thereof). PLEASE SEE PAYMENTS IN CONNECTION WITH THE DISTRIBUTION OF THE CONTRACT BELOW. The fees, charges, amounts received from the Underlying Funds (or affiliates thereof) and any resulting profit may be used for any corporate purpose including supporting marketing, distribution and/or administration of the contract and, in its role as an intermediary, the Underlying Funds.

SEPARATE ACCOUNT EXPENSES

The mortality and expense risk charge and distribution expense charge is 1.52% of the average daily ending net asset value allocated to the Variable Portfolios. This charge compensates the Company for the mortality and expense risk and the costs of contract distribution assumed by the Company.

Generally, the mortality risks assumed by the Company arise from its contractual obligations to make income payments after the Annuity Date and to provide a death benefit. The expense risk assumed by the Company is that the costs of administering the contracts and the Separate Account will exceed the amount received from the fees and charges assessed under the contract.

If these charges do not cover all of our expenses, we will pay the difference. Likewise, if these charges exceed our expenses, we will keep the difference. The mortality and expense risk charge is expected to result in a profit. Profit may be used for any cost or expense including supporting distribution. SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.

WITHDRAWAL CHARGES

The contract provides a free withdrawal amount every contract year. SEE ACCESS TO YOUR MONEY ABOVE. You may incur a withdrawal charge if you take a withdrawal in excess of the free withdrawal amount and/or if you fully surrender your contract.

We apply a withdrawal charge against each Purchase Payment you contribute to the contract. After a Purchase Payment has been in the contract for 7 complete years, a withdrawal charge no longer applies to that Purchase Payment. The withdrawal charge percentage declines over time for each Purchase Payment in the contract. The withdrawal charge schedule is as follows:

WITHDRAWAL CHARGE

-----------------------------------------------------------------------------------------
      YEAR           1        2        3        4        5        6        7        8
-----------------------------------------------------------------------------------------
 WITHDRAWAL
 CHARGE              7%       6%       5%       4%       3%       2%       1%       0%
-----------------------------------------------------------------------------------------


When calculating the withdrawal charge, we treat withdrawals as coming first from the Purchase Payments that have been in your contract the longest. However, for tax purposes, your withdrawals are considered as coming from earnings first, then Purchase Payments. SEE ACCESS TO YOUR MONEY ABOVE.


Whenever possible, we deduct the withdrawal charge from the money remaining in your contract. If you fully surrender your contract value, we deduct any applicable withdrawal charges from the amount surrendered.

We will not assess a withdrawal charge when we pay a death benefit, assess contract fees and/or when you switch to the Income Phase.

Withdrawals made prior to age 59 1/2 may result in tax penalties. SEE TAXES
BELOW.

UNDERLYING FUND EXPENSES

INVESTMENT MANAGEMENT FEES

Each Variable Portfolio purchases shares of a corresponding Underlying Fund. The Accumulation Unit value for each Variable Portfolio reflects the investment management fees and other expenses of the corresponding Underlying Fund. These fees may vary. They are not fixed or specified in your annuity contract, rather the Underlying Funds are governed by their own boards of trustees.

12b-1 FEES

Certain Underlying Funds available in this product, including the Feeder Funds, assess a 12b-1 fee of 0.25% of average daily net assets allocated to those Underlying Funds. Over time these fees will increase the cost of your investment.

In addition, the 0.25% annualized service fee applicable to Class 2 shares of American Funds Insurance Series, Class 3 shares of Anchor Series Trust, Class 2 shares of Franklin Templeton Variable Insurance Products Trust, Class 3 shares of SunAmerica Series Trust and the Class II shares of the Van Kampen Life Investment Trust, is generally used to pay financial intermediaries for services provided over the life of your contract.

For more detailed information on these Underlying Fund fees, refer to the prospectuses for the Trusts.

CONTRACT MAINTENANCE FEE

During the Accumulation Phase, we deduct a contract maintenance fee of $30 from your contract once per year on your contract anniversary. This charge compensates us for the cost of administering your contract. The fee is deducted proportionately from your contract value on your contract anniversary by redeeming the number of Accumulation Units invested in the Variable Portfolios which equals the amount of the fee. If you withdraw your entire contract value, we will deduct the contract maintenance fee from that withdrawal.

If your contract value is $50,000 or more on your contract anniversary date, we currently waive this fee. This waiver is subject to change without notice.

TRANSFER FEE


We permit 15 free transfers between investment options each contract year. We charge you $25 for each additional transfer that contract year. SEE TRANSFERS DURING THE ACCUMULATION PHASE ABOVE.



OPTIONAL MARKETLOCK FOR LIFE PLUS FEE



The annualized MarketLock For Life Plus fee will be assessed as a percentage of the Benefit Base for all years in which the feature is in effect. The fee for MarketLock For Life Plus depends on whether you elect to cover one life or two lives. The fee will be calculated and deducted quarterly from your contract value, starting on the first quarter following the Effective Date and ending upon termination of the Benefit.



The fee is deducted proportionately from the portion of your contract value allocated to the Variable Portfolios starting on the first quarter following the contract issue date and ending upon the termination of the feature. The fee is deducted proportionately from your contract value by redeeming the number of Accumulation Units invested in the Variable Portfolios which equal the amount of the fee. If your contract value falls to zero before the feature has been terminated, the fee will no longer be assessed. We will not assess the quarterly fee if you annuitize your contract before the end of a contract quarter. If the feature is still in effect and you surrender your contract, we will assess a pro-rata fee if you surrender your contract before the end of a contract quarter. The pro-rata fee is calculated by multiplying the full quarterly fee by the number of days between the date the fee was last assessed and the date of surrender divided by the number of days in a contract quarter. The fee is as follows:



----------------------------------------------------
 ALL YEARS IN WHICH THE
  FEATURE IS IN EFFECT          ANNUALIZED FEE
----------------------------------------------------
 For One Covered Person      0.70% of Benefit Base
----------------------------------------------------
 For Two Covered Persons     0.95% of Benefit Base
----------------------------------------------------


OPTIONAL MARKETLOCK FEE

The annualized MarketLock fee will be assessed as a percentage of the MAV Benefit Base. The fee will be deducted quarterly from the portion of your contract value allocated to the Variable Portfolios starting on the first quarter following the contract issue date and ending upon the termination of the feature. If your contract value and/or MAV Benefit Base falls to zero before the feature has been terminated, the fee will no longer be assessed. However, if the MAV Benefit Base is adjusted upwards at a later date because the current anniversary value is greater than both the current and any previous anniversary values, the calculation and deduction of the fee will resume. We will not assess the quarterly fee if you surrender or annuitize before the end of a quarter. The fee is as follows:


----------------------------------------------------
                                ANNUALIZED FEE
----------------------------------------------------
 All years in which the    0.50% of MAV Benefit Base
   feature is in effect
----------------------------------------------------


INCOME TAXES

We do not currently deduct income taxes from your contract. We reserve the right to do so in the future.

REDUCTION OR ELIMINATION OF FEES, EXPENSES AND ADDITIONAL AMOUNTS CREDITED

Sometimes sales of contracts to groups of similarly situated individuals may lower our fees and expenses. We reserve the right to reduce or waive certain fees and expenses when this type of sale occurs. In addition, we may also credit additional amounts to contracts sold to such groups. We determine which groups are eligible for this treatment. Some of the criteria we evaluate to make a determination are size of the group; amount of expected Purchase Payments; relationship existing between us and the prospective purchaser; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that our expenses will be reduced; and/or any other factors that we believe indicate that fees and expenses may be reduced.

The Company may make such a determination regarding sales to its employees, it affiliates' employees and employees of currently contracted broker-dealers; its registered representatives; and immediate family members of all of those described.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE ANY SUCH DETERMINATION OR THE TREATMENT APPLIED TO A PARTICULAR GROUP AT ANY TIME.

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                                 INCOME OPTIONS
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ANNUITY DATE


During the Income Phase, we use the money accumulated in your contract to make regular annuity income payments to you. You may begin the Income Phase any time after your second contract anniversary. You must provide us with a written request of the date you want annuity income payments to begin and send your request to the Annuity Service Center. Your annuity date is the first day of the month you select annuity income payments to begin ("Annuity Date"). You may change your Annuity Date by sending a written request to the Annuity Service Center, so long as you do so at least seven days before the annuity income payments are scheduled to begin. Except as indicated under Option 5 below, once you begin receiving annuity income payments, you cannot otherwise access your money through a withdrawal or surrender.


We do not pay a death benefit to your Beneficiary once you begin the Income Phase. SEE DEATH BENEFITS ABOVE.


If your contract value is reduced to zero as a result of receiving guaranteed withdrawals under a living benefit feature, no annuity income payments will be available. PLEASE SEE MARKETLOCK FOR LIFE PLUS AND MARKETLOCK ABOVE.


If the Annuity Date is past your 85th birthday, your contract could lose its status as an annuity under Federal tax laws. This may cause you to incur adverse tax consequences. In addition, most Qualified contracts require you to take minimum distributions after you reach age 70 1/2. SEE TAXES BELOW.

ANNUITY INCOME OPTIONS


You must contact us to select an annuity income option by sending a written request to our Annuity Service Center. Once you begin receiving annuity income payments, you cannot change your income option before beginning the Income Phase. If you elect to receive annuity income payments but do not select an income option, your annuity income payments shall be in accordance with income Option 4 for a period of 10 years; for annuity income payments based on joint lives, the default is income Option 3 for a period of 10 years.


We base our calculation of annuity income payments on the life expectancy of the Annuitant and the annuity rates set forth in your contract. As the contract owner, you may change the Annuitant at any time prior to the Annuity Date. You must notify us if the Annuitant dies before the Annuity Date and designate a new Annuitant. If we do not receive a new annuitant election, you may not select an annuity income option based on the life of the Annuitant.

INCOME OPTION 1 - LIFE INCOME ANNUITY

This option provides annuity income payments for the life of the Annuitant. Annuity income payments end when the Annuitant dies.

INCOME OPTION 2 - JOINT AND SURVIVOR LIFE INCOME ANNUITY

This option provides annuity income payments for the life of the Annuitant and for the life of another designated person. Upon the death of either person, we will continue to make annuity income payments during the lifetime of the survivor. Annuity income payments end when the survivor dies.

INCOME OPTION 3 - JOINT AND SURVIVOR LIFE INCOME ANNUITY WITH 10 YEARS
GUARANTEED

This option is similar to Option 2 above, with an additional guarantee of payments for at least 10. If the Annuitant and the survivor die before all of the guaranteed annuity income payments have been made, the remaining annuity income payments are made to the Beneficiary under your contract.

INCOME OPTION 4 - LIFE INCOME ANNUITY WITH 10 OR 20 YEARS GUARANTEED

This option is similar to income Option 1 above with an additional guarantee of payments for at least 10 or 20 years, depending on the period chosen. If the Annuitant dies before all guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your contract.

INCOME OPTION 5 - INCOME FOR A SPECIFIED PERIOD

This option provides annuity income payments for a guaranteed period ranging from 5 to 30 years, depending on the period chosen. If the Annuitant dies before all the guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your contract. Additionally, if variable annuity income payments are elected under this option, you (or the Beneficiary under the contract if the Annuitant dies prior to all guaranteed annuity income payments being made) may redeem any remaining guaranteed variable annuity income payments after the Annuity Date. The amount available upon such redemption would be the discounted present value of any remaining guaranteed variable annuity income payments.

If provided for in your contract, any applicable withdrawal charge will be deducted from the discounted value as if you fully surrendered your contract.

The value of an Annuity Unit, regardless of the option chosen, takes into account the mortality and expense risk charge. Since income Option 5 does not contain an element of mortality risk, no benefit is derived from this charge.

Please read the Statement of Additional Information for a more detailed discussion of the annuity income options.

FIXED OR VARIABLE INCOME PAYMENTS

You can choose annuity income payments that are fixed, variable or both. Unless otherwise elected, if at the date when annuity income payments begin you are invested in the Variable Portfolios only, your annuity income payments will be variable and if your money is only in Fixed Accounts at that time, your annuity income payments will be fixed in amount. Further, if you are invested in both fixed and variable investment options when annuity income payments begin, your payments will be fixed and variable, unless otherwise elected. If annuity income payments are fixed, the Company guarantees the amount of each payment. If the annuity income payments are variable, the amount is not guaranteed.

ANNUITY INCOME PAYMENTS

We make annuity income payments on a monthly, quarterly, semi-annual or annual basis. You instruct us to send you a check or to have the payments directly deposited into your bank account. If state law allows, we distribute annuities with a contract value of $5,000 or less in a lump sum. Also, if state law allows and the selected annuity income option results in annuity income payments of less than $50 per payment, we may decrease the frequency of payments.

If you are invested in the Variable Portfolios after the Annuity Date, your annuity income payments vary depending on the following:

     - for life options, your age when annuity income payments begin; and

     - the contract value attributable to the Variable Portfolios on the Annuity Date; and

     - the 3.5% assumed investment rate used in the annuity table for the contract; and

     - the performance of the Variable Portfolios in which you are invested during the time you receive annuity income payments.

If you are invested in both the Fixed Accounts and the Variable Portfolios after the Annuity Date, the allocation of funds between the Fixed Accounts and Variable Portfolios also impacts the amount of your annuity income payments.

The value of variable annuity income payments, if elected, is based on an assumed interest rate ("AIR") of 3.5% compounded annually. Variable annuity income payments generally increase or decrease from one annuity income payment date to the next based upon the performance of the applicable Variable Portfolios. If the performance of the Variable Portfolios selected is equal to the AIR, the annuity income payments will remain constant. If performance of Variable Portfolios is greater than the AIR, the annuity income payments will increase and if it is less than the AIR, the annuity income payments will decline.

TRANSFERS DURING THE INCOME PHASE

During the Income Phase, only one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase. Transfers will be effected for the last NYSE business day of the month in which we receive your request for the transfer.

DEFERMENT OF PAYMENTS

We may defer making fixed payments for up to six months, or less if required by law. Interest is credited to you during the deferral period. SEE ALSO ACCESS TO YOUR MONEY ABOVE FOR A DISCUSSION OF WHEN PAYMENTS FROM A VARIABLE PORTFOLIO MAY BE SUSPENDED OR POSTPONED.

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                                     TAXES
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NOTE: THE BASIC SUMMARY BELOW ADDRESSES BROAD FEDERAL TAXATION MATTERS, AND GENERALLY DOES NOT ADDRESS STATE TAXATION ISSUES OR QUESTIONS. IT IS NOT TAX ADVICE. WE CAUTION YOU TO SEEK COMPETENT TAX ADVICE ABOUT YOUR OWN CIRCUMSTANCES. WE DO NOT GUARANTEE THE TAX STATUS OF YOUR ANNUITY. TAX LAWS CONSTANTLY CHANGE; THEREFORE, WE CANNOT GUARANTEE THAT THE INFORMATION CONTAINED HEREIN IS COMPLETE AND/OR ACCURATE. WE HAVE INCLUDED AN ADDITIONAL DISCUSSION REGARDING TAXES IN THE STATEMENT OF ADDITIONAL INFORMATION.

ANNUITY CONTRACTS IN GENERAL

The Internal Revenue Code ("IRC") provides for special rules regarding the tax treatment of annuity contracts. Generally, taxes on the earnings in your annuity contract are deferred until you take the money out. Qualified retirement investments that satisfy specific tax and ERISA requirements automatically provide tax deferral regardless of whether the underlying contract is an annuity, a trust, or a custodial account. Different rules apply depending on how you take the money out and whether your contract is Qualified or Non-Qualified.

If you do not purchase your contract under a pension plan, a specially sponsored employer program or an individual retirement account, your contract is referred to as a Non-Qualified contract. A Non-qualified contract receives different tax treatment than a Qualified contract. In general, your cost in a Non-qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your contract.

If you purchase your contract under a pension plan, a specially sponsored employer program, as an individual retirement annuity, or under an individual retirement account, your contract is referred to as a Qualified Contract. Examples of qualified plans or arrangements are: Individual Retirement Annuities and Individual Retirement Accounts (IRAs), Roth IRAs, Tax-Sheltered Annuities (also referred to as 403(b) annuities or 403(b) contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans), pension and profit sharing plans including 401(k) plans, and governmental 457(b) plans. Typically, for employer plans and tax-deductible IRA contributions, you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract. However, you normally will have a cost basis in a Roth IRA, a Roth 403(b) or a Roth 401(k) account, and you may have cost basis in a traditional IRA or in another Qualified Contract.

AGGREGATION OF CONTRACTS

All Non-Qualified Contracts that are issued by us (or our affiliates) to you during any calendar year will be treated as one annuity contract for purposes of determining the taxable amount of any distribution.

TAX TREATMENT OF DISTRIBUTIONS - NON-QUALIFIED CONTRACTS

If you make partial or total withdrawals from a Non-qualified contract, the IRC generally treats such withdrawals as coming first from taxable earnings and then coming from your Purchase Payments. Purchase payments made prior to August 14, 1982, however, are an important exception to this general rule, and for tax purposes generally are treated as being distributed first, before either the earnings on those contributions, or other purchase payments and earnings in the contract. If you annuitize your contract, a portion of each income payment will be considered, for tax purposes, to be a return of a portion of your Purchase Payment, generally until you have received all of your Purchase Payment. Any portion of each income payment that is considered a return of your Purchase Payment will not be taxed. Additionally, the taxable portion of any withdrawals, whether annuitized or other withdrawals, generally is subject to applicable state and/or local income taxes, and may be subject to an additional 10% penalty tax unless withdrawn in conjunction with the following circumstances:

     - after attaining age 59 1/2;

     - when paid to your beneficiary after you die;

     - after you become disabled (as defined in the IRC);

     - when paid as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age
       59 1/2, whichever is later;

     - under an immediate annuity contract;

     - which are attributable to Purchase Payments made prior to August 14, 1982.

TAX TREATMENT OF DISTRIBUTIONS - QUALIFIED CONTRACTS (INCLUDING GOVERNMENTAL 457(b) ELIGIBLE DEFERRED COMPENSATION PLANS)

Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. As a result, most amounts withdrawn from the contract or received as income payments will be taxable income. Exceptions to this general rule include withdrawals attributable to after-tax Roth IRA, Roth 403(b), and Roth 401(k) contributions. Withdrawals from Roth IRAs are generally treated for federal tax purposes as coming first from the Roth contributions that have already been taxed, and as entirely tax free. Withdrawals from Roth 403(b) and Roth 401(k) accounts, and withdrawals generally from Qualified Contracts, are treated generally as coming pro-rata from amounts that already have been taxed and amounts that are taxed upon withdrawal. Withdrawals from Roth IRA, Roth 403(b) and Roth 401(k) accounts which satisfy certain qualification requirements, including at least five years in a Roth account under the plan or IRA and either attainment of age 59 1/2, death or disability (or, if an IRA for the purchase of a first home), will not be subject to federal income taxation.

The taxable portion of any withdrawal or income payment from a Qualified Contract will be subject to an additional 10% penalty tax, under the IRC, except in the following circumstances:

     - after attainment of age 59 1/2;

     - when paid to your beneficiary after you die;

     - after you become disabled (as defined in the IRC);

     - as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;

     - payments to employees after separation from service after attainment of age 55 (does not apply to IRAs);

     - dividends paid with respect to stock of a corporation described in IRC
       Section 404(k);

     - for payment of medical expenses to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care;

     - payments to alternate payees pursuant to a qualified domestic relations order (does not apply to IRAs);

     - for payment of health insurance if you are unemployed and meet certain requirements;

     - distributions from IRAs for higher education expenses;

     - distributions from IRAs for first home purchases;

     - amounts distributed from a Code Section 457(b) plan other than to the extent such amounts in a governmental Code Section 457(b) plan represent rollovers from an IRA or employer-sponsored plan to which the 10% penalty would otherwise apply and which are treated as distributed from a Qualified plan for purposes of the premature distribution penalty.

The IRC limits the withdrawal of an employee's voluntary Purchase Payments from a Tax-Sheltered Annuity (TSA). Withdrawals can only be made when an owner: (1) reaches age 59 1/2; (2) severs employment with the employer; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a financial hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. Additional plan limitations may also apply. Amounts held in a TSA annuity contract as of December 31, 1988 are not subject to these restrictions.


Qualifying transfers of amounts from one TSA contract to another TSA contract under section 403(b) or to a custodial account under section 403(b)(7), and qualifying transfers to a state defined benefit plan to purchase service credits, are not considered distributions, and thus are not subject to these withdrawal limitations. If amounts are transferred from a custodial account described in Code section 403(b)(7) to this contract the transferred amount will retain the custodial account withdrawal restrictions.



Transfers among 403(b) annuities and/or 403(b)(7) custodial accounts generally are subject to rules set out in the Code, regulations, IRS pronouncements, and other applicable legal authorities.



On July 26, 2007, the Department of the Treasury published final 403(b) regulations that are largely effective on January 1, 2009. These comprehensive regulations include several new rules and requirements, such as a requirement that employers maintain their 403(b) plans pursuant to a written plan. The final regulations, subsequent IRS guidance, and the terms of the written plan may impose new restrictions on both new and existing contracts, including restrictions on the availability of loans, distributions, transfers and exchanges, regardless of when a contract was purchased.



Prior to the effective date of the final regulations, provisions applicable to tax-free transfers and exchanges of 403(b) annuity contracts or custodial accounts became effective September 25, 2007, replacing existing rules under IRS Revenue Ruling 90-24 ("90-24 transfer"). Under these new rules, transfers and exchanges (both referred to below as "transfers") are available only to the extent permitted under the employer's 403(b) plan once established. Additionally, transfers occurring after September 24, 2007 that do not comply with these new rules can become taxable on January 1, 2009, or the date of the transfer, whichever is later. If you make a transfer to a contract or custodial account that is not part of the employer's 403(b) plan (other than a transfer to a different plan), and the provider and employer fail to enter into an information sharing agreement by January 1, 2009, the transfer would be considered a "failed" transfer that is subject to tax. Additional guidance issued by the IRS generally permits a failed transfer to be corrected no later than June 30, 2009 by re-transferring to a contract or custodial account that is part of the employer's 403(b) plan or that is subject to an information-sharing agreement with the employer.



In general, certain contracts originally established by a 90-24 transfer prior to September 25, 2007 are exempt (or grandfathered) from some of the requirements of the final regulations; provided that no salary reduction or other contributions have ever been made to the contract, and that no additional transfers are made to the contract on or after September 25, 2007. Further, contracts that are not grandfathered are generally required to be part of, and subject to the requirements of an employer's 403(b) plan upon its establishment, but no later than by January 1, 2009.



The new rules in the final regulations generally do not affect a participant's ability to transfer some or all of a 403(b) account to a state-defined benefit plan to purchase service credits, where such a transfer is otherwise consistent with applicable rules and requirements and with the terms of the employer's plan.



You may wish to discuss the new regulations and/or the general information above with your tax advisor.


Withdrawals from other Qualified Contracts are often limited by the IRC and by the employer's plan.

If you are purchasing the Contract as an investment vehicle for a trust under a Qualified Plan, you should consider that the Contract does not provide any additional tax-deferral benefits beyond the treatment provided by the trust itself. In addition, if the Contract itself is a qualifying arrangement (as with a 403(b) annuity or Individual Retirement Annuity), the Contract generally does not provide tax deferral benefits beyond the treatment provided to alternative qualifying arrangements such as trusts or custodial accounts. However, in both cases the Contract offers features and benefits that other investments may not offer. You and your financial representative should carefully consider whether the features and benefits, including the investment options, lifetime annuity income options, and protection through living benefits, death benefits and other benefits provided under an annuity contract issued in connection with a Qualified contract are suitable for your needs and objectives and are appropriate in light of the expense.

MINIMUM DISTRIBUTIONS

Generally, the IRC requires that you begin taking annual distributions from Qualified annuity contracts by April 1 of the calendar year following the later of (1) the calendar year in which you attain age 70 1/2 or (2) the calendar year in which you separate from service from the employer sponsoring the plan. If you own an IRA, you must begin taking distributions when you attain age 70 1/2. If you own more than one TSA, you may be permitted to take your annual distributions in any combination from your TSAs. A similar rule applies if you own more than one IRA. However, you cannot satisfy this distribution requirement for your TSA contract by taking a distribution from an IRA, and you cannot satisfy the requirement for your IRA by taking a distribution from a TSA.

You may be subject to a surrender charge on withdrawals taken to meet minimum distribution requirements, if the withdrawals exceed the contract's maximum penalty free amount.

Failure to satisfy the minimum distribution requirements may result in a tax penalty. You should consult your tax advisor for more information.

You may elect to have the required minimum distribution amount on your contract calculated and withdrawn each year under the automatic withdrawal option. You may select monthly, quarterly, semiannual, or annual withdrawals for this purpose. This service is provided as a courtesy and we do not guarantee the accuracy of our calculations. Accordingly, we recommend you consult your tax advisor concerning your required minimum distribution. You may terminate your election for automated minimum distribution at any time by sending a written request to our Annuity Service Center. We reserve the right to change or discontinue this service at any time.

The IRS issued regulations, effective January 1, 2003, regarding required minimum distributions from Qualified annuity contracts. One of the regulations effective January 1, 2006 requires that the annuity contract value used to determine required minimum distributions include the actuarial value of other benefits under the contract, such as optional death benefits and living benefits. This regulation does not apply to required minimum distributions made under an irrevocable annuity income option. You should discuss the effect of these new regulations with your tax advisor.

TAX TREATMENT OF DEATH BENEFITS

Any death benefits paid under the contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefits are paid as lump sum or annuity payments. Estate taxes may also apply.

Certain enhanced death benefits may be purchased under your contract. Although these types of benefits are used as investment protection and should not give rise to any adverse tax effects, the IRS could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In that case, the amount of the partial withdrawal may be includible in taxable income and subject to the 10% penalty if the owner is under 59 1/2.

If you own a Qualified contract and purchase these enhanced death benefits the IRS may consider these benefits "incidental death benefits" or "life insurance." The IRC imposes limits on the amount of the incidental benefits and/or life insurance allowable for Qualified contracts and the employer-sponsored plans under which they are purchased. If the death benefit(s) selected by you are considered to exceed these limits, the benefit(s) could result in taxable income to the owner of the Qualified contract, and in some cases could adversely impact the qualified status of the Qualified contract or the plan. You should consult your tax advisor regarding these features and benefits prior to purchasing a contract.

TAX TREATMENT OF OPTIONAL LIVING BENEFITS

Generally, we will treat amounts credited to the contract value under the optional living benefit guarantees, for income tax purposes, as earnings in the contract. Payments in accordance with such guarantees after the contract value has been reduced to zero may be treated for tax purposes as amounts received as an annuity, if the other requirements for such treatment are satisfied. All payments or withdrawals after cost basis has been reduced to zero, whether or not under such a guarantee, will be treated as taxable amounts.

If available and you elect an optional living benefit, the application of certain tax rules, including those rules relating to distributions from your contract, are not entirely clear. Such benefits are not intended to adversely affect the tax treatment of distributions or of the contract. However, you should be aware that little such guidance is available. In view of this uncertainty, you should consult a tax advisor before purchasing a guaranteed minimum withdrawal benefit rider and/or other optional living benefit.

CONTRACTS OWNED BY A TRUST OR CORPORATION

A Trust or Corporation ("Non-Natural Owner") that is considering purchasing this contract should consult a tax advisor. Generally, the IRC does not treat a Non-qualified contract owned by a non-natural owner as an annuity contract for Federal income tax purposes. The non-natural owner pays tax currently on the contract's value in excess of the owner's cost basis. However, this treatment is not applied to a contract held by a trust or other entity as an agent for a natural person nor to contracts held by Qualified Plans. See the SAI for a more detailed discussion of the potential adverse tax consequences associated with non-natural ownership of a Non-qualified annuity contract.

GIFTS, PLEDGES AND/OR ASSIGNMENTS OF A CONTRACT

If you transfer ownership of your Non-qualified contract to a person other than your spouse (or former spouse incident to divorce) as a gift you will pay federal income tax on the contract's cash value to the extent it exceeds your cost basis. The recipient's cost basis will be increased by the amount on which you will pay federal taxes. In addition, the IRC treats any assignment or pledge (or agreement to assign or pledge) of any portion of a Non-qualified contract as a withdrawal. See the SAI for a more detailed discussion regarding potential tax consequences of gifting, assigning, or pledging a Non-qualified contract.

The IRC prohibits Qualified annuity contracts including IRAs from being transferred, assigned or pledged as security for a loan. This prohibition, however, generally does not apply to loans under an employer-sponsored plan (including loans from the annuity contract) that satisfy certain requirements, provided that: (a) the plan is not an unfunded deferred compensation plan; and
(b) the plan funding vehicle is not an IRA.

DIVERSIFICATION AND INVESTOR CONTROL

The IRC imposes certain diversification requirements on the underlying investments for a variable annuity. We believe that the manager of the Underlying Funds monitors the Funds so as to comply with these requirements. To be treated as a variable annuity for tax purposes, the underlying investments must meet these requirements.

The diversification regulations do not provide guidance as to the circumstances under which you, and not the Company, would be considered the owner of the shares of the Variable Portfolios under your Non-qualified contract, because of the degree of control you exercise over the underlying investments. This diversification requirement is sometimes referred to as "investor control." The determination of whether you possess sufficient incidents of ownership over Variable Portfolio assets to be deemed the owner of the Underlying Funds depends on all of the relevant facts and circumstances. However, IRS Revenue Ruling 2003-91 provides that an annuity owner's ability to choose among general investment strategies either at the time of the initial purchase or thereafter, does not constitute control sufficient to cause the contract holder to be treated as the owner of the Variable Portfolios. The Revenue Ruling provides that if, based on all the facts and circumstances, you do not have direct or indirect control over the Separate Account or any Variable Portfolio asset, then you do not possess sufficient incidents of ownership over the assets supporting the annuity to be deemed the owner of the assets for federal income tax purposes. If any guidance is provided which is considered a new position, then the guidance should generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Non-qualified Contract, could be treated as the owner of the Underlying Fund. Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

These investor control limitations generally do not apply to Qualified contracts, which are referred to as "Pension Plan Contracts" for purposes of this rule, although the limitations could be applied to Qualified contracts in the future.

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                               OTHER INFORMATION
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FIRST SUNAMERICA LIFE

The Company is a stock life insurance company originally organized under the laws of the state of New York on December 5, 1978. Its principal place of business is 70 Pine Street, New York, New York 10270. The Company conducts life insurance and annuity business in the state of New York. The Company is an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"), a Delaware corporation.

Circumstances affecting AIG can have an impact on the Company. For example, downgrades or other ratings actions taken by the major rating agencies with respect to AIG can result in corresponding downgrades and ratings actions being taken with respect to the Company's ratings.


THE DISTRIBUTOR



AIG SunAmerica Capital Services, Inc., ("AIG SACS") Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311-4992, distributes the contracts. AIG SACS, an affiliate of the Company, is a registered broker-dealer under the Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") formerly known as the National Association of Securities Dealers, Inc. No underwriting fees are retained by AIG SACS in connection with the distribution of the contracts.


THE SEPARATE ACCOUNT

The Company originally established the Separate Account, FS Variable Separate Account, under New York law on September 9, 1994. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act, as amended.

The Company owns the assets in the Separate Account. However, the assets in the Separate Account are not chargeable with liabilities arising out of any other business conducted by the Company. Income gains and losses (realized and unrealized) resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income gains or losses of the Company.

You benefit from dividends received by the Separate Account through an increase in your unit value. The Company expects to benefit from these benefits through tax credits and corporate dividends received deductions; however, these corporate deductions are not passed back to the Separate Account or to contract owners.

THE GENERAL ACCOUNT

Money allocated to any Fixed Accounts goes into the Company's general account. The general account consists of all of the company's assets other than assets attributable to a Separate Account. All of the assets in the general account are chargeable with the claims of any of the Company's contract holders as well as all of its creditors. The general account funds are invested as permitted under state insurance laws.

The Company has a support agreement in effect between the Company and its ultimate parent company, AIG. See the Statement of Additional Information for more information regarding this arrangement.

PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT

PAYMENTS WE MAKE

We make payments in connection with the distribution of the contracts that generally fall into the three categories below.


COMMISSIONS. Registered representatives of broker-dealers ("selling firms") licensed under federal securities laws and state insurance laws sell the contract to the public. The selling firms have entered into written selling agreements with the Company and AIG SACS. We pay commissions to the selling firms for the sale of your contract. The selling firms are paid commissions for the promotion and sale of the contracts according to one or more schedules. The amount and timing of commissions will vary depending on the selling firm and its selling agreement with us. For example, as one option, we may pay upfront commission only, up to a maximum 7.75% of each Purchase Payment you invest (which may include promotional amounts we may pay periodically as commission specials). Another option may be a lower upfront commission on each Purchase Payment, with a trail commission of up to a maximum 1.50% of contract value annually. The registered representative who sells you the contract typically receives a portion of the compensation we pay to his/her selling firm, depending on the agreement between the selling firms and its registered representative and their internal compensation program.


ADDITIONAL CASH COMPENSATION. We may pay selling firms support fees in the form of additional cash compensation. These payments may be intended to reimburse the selling firms for specific expenses incurred or may be based on sales, certain assets under management, longevity of assets invested with us or a flat fee. These payments may be consideration for, among other things, product placement/preference, greater access to train and educate the selling firm's registered representatives about our products, our participation in sales conferences and educational seminars and for selling firms to perform due diligence on our products. The amount of these fees may be tied to the anticipated level of our access in that selling firm. We enter into such arrangements in our discretion and we may negotiate customized arrangements with selling firms, including affiliated and non-affiliated selling firms based on various factors. These special compensation arrangements are not offered to all selling firms and the terms of such arrangements may differ between selling firms. We do not assess a specific charge directly to you or your separate account assets in order to cover commissions and other sales expenses and incentives we pay. However, we anticipate recovering these amounts from the fees and charges collected under the contract.


NON-CASH COMPENSATION. Some registered representatives may receive various types of non-cash compensation such as gifts and entertainment in connection with our marketing efforts. We may also pay for registered representatives to attend educational and/or business seminars. Any such compensation is paid in accordance with SEC and FINRA rules.


Commissions and other support fees may influence the way that a selling firm and its registered representatives market the contract and service customers who purchase the contract, and may influence the selling firm and its registered representatives to present this contract over others available in the market place. YOU SHOULD DISCUSS WITH YOUR SELLING FIRM AND/OR REGISTERED REPRESENTATIVE HOW THEY ARE COMPENSATED FOR SALES OF A CONTRACT AND/OR ANY RESULTING REAL OR PERCEIVED CONFLICTS OF INTEREST.

PAYMENTS WE RECEIVE

We may directly or indirectly receive payments from the Trusts, their investment advisers, sub-advisers and/or distributors (or affiliates thereof), in connection with certain administrative, marketing and other services we provide and related expenses we incur. We generally receive three kinds of payments.

RULE 12b-1 OR SERVICE FEES. We receive 12b-1 fees of up to 0.25% or service fees of up to 0.50% of the average daily net assets in certain Underlying Funds, including the Feeder Funds. These fees are deducted directly from the assets of the Underlying Funds. Please see EXPENSES above.

ADMINISTRATIVE, MARKETING AND SUPPORT SERVICE FEES. We receive compensation of up to 0.50% annually based on assets under management from certain Trusts' investment advisers, subadvisers and/or distributors (or affiliates thereof). These payments may be derived, in whole or in part, from the investment management fees deducted from assets of the Underlying Funds. Contract owners, through their indirect investment in the Trusts, bear the costs of these investment management fees. These amounts are generally based on assets under management from certain Trusts' investment advisers or their affiliates and vary by Trust. Some investment advisers, subadvisers and/or distributors (or affiliates thereof) pay us more than others. Such amounts received from our affiliate, AIG SAAMCo, are paid pursuant to an administrative services agreement and are not expected to exceed 0.50% annually based on assets under management.

OTHER PAYMENTS. Certain investment advisers, subadvisers and/or distributors (or affiliates thereof) may help offset the costs we incur for training to support sales of the Underlying Funds in the contract. These amounts may provide such advisers and/or subadvisers access to national and regional sales conferences attended by our employees and registered representatives. In addition, we (and our affiliates) may receive occasional gifts, entertainment or other compensation as an incentive to market the Underlying Funds and to cooperate with their marketing efforts. As a result of these payments, the investment advisers, subadvisers and/or distributors (or affiliates thereof) may benefit from increased access to our wholesalers and to our affiliates involved in the distribution of the contract.

ADMINISTRATION

We are responsible for the administrative servicing of your contract. Please contact our Annuity Service Center at 1-800-99NY-SUN, if you have any comment, question or service request.

We send out transaction confirmations and quarterly statements. During the Accumulation Phase, you will receive confirmation of transactions within your contract. Transactions made pursuant to contractual or systematic agreements, such as dollar cost averaging, may be confirmed quarterly. Purchase Payments received through the automatic payment plan or a salary reduction arrangement, may also be confirmed quarterly. For all other transactions, we send confirmations immediately. It is your responsibility to review these documents carefully and notify us of any inaccuracies immediately. We investigate all inquiries. To the extent that we believe we made an error, we retroactively adjust your contract, provided you notify us within 30 days of receiving the transaction confirmation or quarterly statement. Any other adjustments we deem warranted are made as of the time we receive notice of the error.

LEGAL PROCEEDINGS


There are no pending legal proceedings affecting the Separate Account. Various lawsuits against the Company have arisen in the ordinary course of business. In addition, various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or regulatory inquiries. In management's opinion, except as noted above, these matters are not material in relation to the financial position of the Company.


FINANCIAL STATEMENTS

AIG SUPPORT AGREEMENT

AIG has entered into a support agreement with the Company under which AIG has agreed to cause the Company to maintain a minimum net worth and liquidity to meet its policy obligations. The support agreement requires AIG to make payments solely to the Company and not to the policyholders. Under no circumstance can a policyholder proceed directly against AIG for payment on its own behalf; all actions under the support agreements must be brought by the Company, or if the Company fails to enforce its rights, by a policyholder on behalf of the Company.

WHERE YOU CAN FIND MORE INFORMATION

The SEC allows us to "incorporate by reference" some of the information the Company and AIG files with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus.

The consolidated financial statements, the financial statement schedules and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of AIG for the fiscal year ended December 31, 2006 have been so incorporated in reliance on the report (which contains an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

AIG is subject to the informational requirements of the Exchange Act. AIG files reports and other information with the SEC to meet those requirements. AIG files this information electronically pursuant to EDGAR, and it is available to the public through the SEC's website at http://www.sec.gov and AIG's website at http://www.aig.com. You can also inspect and copy this information at SEC public facilities at the following locations:

WASHINGTON, DISTRICT OF COLUMBIA
100 F. Street, N.E., Room 1580
Washington, DC 20549

CHICAGO, ILLINOIS
175 W. Jackson Boulevard
Chicago, IL 60604

NEW YORK, NEW YORK
3 World Financial, Room 4300
New York, NY 10281

The financial statements of the Company and the Separate Account can be found in the Statement of Additional Information ("SAI"). You may obtain a free copy of this SAI if you contact our Annuity Service Center at (800) 99NY-SUN.

REGISTRATION STATEMENT

Registration statements under the Securities Act of 1933, as amended, related to the contracts offered by this prospectus are on file with the SEC. This prospectus does not contain all of the information contained in the registration statements and exhibits. For further information regarding the Separate Account, the Company and its general account, the Variable Portfolios and the contract, please refer to the registration statements and exhibits.

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                              TABLE OF CONTENTS OF
                      STATEMENT OF ADDITIONAL INFORMATION
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Additional information concerning the operations of the Separate Account is contained in the Statement of Additional Information, which is available without charge upon written request. Please use the request form at the back of this prospectus and send it to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299 or by calling 1-800-99NY-SUN. The contents of the SAI are listed below.


Separate Account..............................     3
General Account...............................     4
Support Agreement Between the Company and
  AIG.........................................     4
Performance Data..............................     4
Annuity Income Payments.......................     8
Annuity Unit Values...........................     9
Taxes.........................................    13
Distribution of Contracts.....................    21
Financial Statements..........................    21

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                  APPENDIX A - CONDENSED FINANCIAL INFORMATION
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                                                FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   NINE MONTHS
                                                   ENDED         ENDED         ENDED         ENDED         ENDED         ENDED
             VARIABLE PORTFOLIOS                 12/31/02      12/31/03      12/31/04      12/31/05      12/31/06      09/30/07
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AGGRESSIVE GROWTH - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $10.639       $10.077       $12.720       $14.595       $15.591       $17.353
        Ending AUV............................  $10.077       $12.720       $14.595       $15.591       $17.353       $18.730
        Ending Number of AUs..................  9             3,217         10,557        20,149        24,138        30,364

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ALLIANCE GROWTH - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $23.774       $21.940       $27.122       $28.764       $32.957       $32.629
        Ending AUV............................  $21.940       $27.122       $28.764       $32.957       $32.629       $36.624
        Ending Number of AUs..................  4             27,531        87,317        127,702       205,889       219,646

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AMERICAN FUNDS GLOBAL GROWTH - AFIS Class 2 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $11.543       $10.949       $14.590       $16.310       $18.324       $21.736
        Ending AUV............................  $10.949       $14.590       $16.310       $18.324       $21.736       $24.593
        Ending Number of AUs..................  9             18,561        110,555       197,122       306,546       358,000

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AMERICAN FUNDS GROWTH - AFIS Class 2 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $12.029       $10.884       $14.667       $16.252       $18.599       $20.190
        Ending AUV............................  $10.884       $14.667       $16.252       $18.599       $20.190       $23.150
        Ending Number of AUs..................  8             46,645        139,560       251,384       356,313       394,346

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AMERICAN FUNDS GROWTH INCOME - AFIS Class 2 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $11.599       $10.884       $14.197       $15.434       $16.088       $18.254
        Ending AUV............................  $10.884       $14.197       $15.434       $16.088       $18.254       $20.006
        Ending Number of AUs..................  9             71,074        315,007       435,506       581,418       614,128

---------------------------------------------------------------------------------------------------------------------------------
ASSET ALLOCATION - AST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $17.180       $16.887       $20.421       $22.135       $22.828       $24.966
        Ending AUV............................  $16.887       $20.421       $22.135       $22.828       $24.966       $26.892
        Ending Number of AUs..................  6             8,962         24,874        34,726        67,088        70,976

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BALANCED - SAST Class 3 Shares
(formerly "SunAmerica Balanced")
(Inception Date - 12/02/02)
        Beginning AUV.........................  $12.998       $12.509       $14.149       $14.844       $14.860       $16.185
        Ending AUV............................  $12.509       $14.149       $14.844       $14.860       $16.185       $17.071
        Ending Number of AUs..................  8             8,383         14,273        21,901        29,843        38,930

---------------------------------------------------------------------------------------------------------------------------------
BLUE CHIP GROWTH - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $5.053        $4.659        $5.769        $5.965        $6.009        $6.292
        Ending AUV............................  $4.659        $5.769        $5.965        $6.009        $6.292        $7.120
        Ending Number of AUs..................  20            26,106        73,144        71,210        73,611        82,831

---------------------------------------------------------------------------------------------------------------------------------
CAPITAL APPRECIATION - AST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $27.667       $25.794       $33.529       $35.945       $39.429       $43.161
        Ending AUV............................  $25.794       $33.529       $35.945       $39.429       $43.161       $53.166
        Ending Number of AUs..................  4             22,135        93,261        166,117       234,956       244,241

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CAPITAL GROWTH - SAST Class 3 Shares
(formerly "Goldman Sachs Research")
(Inception Date - 12/02/02)
        Beginning AUV.........................  $5.388        $5.058        $6.224        $6.910        $7.034        $8.061
        Ending AUV............................  $5.058        $6.224        $6.910        $7.034        $8.061        $9.287
        Ending Number of AUs..................  19            4,280         8,625         27,129        38,037        80,408

---------------------------------------------------------------------------------------------------------------------------------
CASH MANAGEMENT - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $13.024       $13.018       $12.878       $12.756       $12.882       $13.243
        Ending AUV............................  $13.018       $12.878       $12.756       $12.882       $13.243       $13.539
        Ending Number of AUs..................  13            41,646        155,784       210,986       291,361       455,703

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CORPORATE BOND - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $14.379       $14.704       $16.174       $16.975       $16.995       $17.675
        Ending AUV............................  $14.704       $16.174       $16.975       $16.995       $17.675       $18.007
        Ending Number of AUs..................  7             13,523        101,975       181,992       309,160       400,409

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DAVIS VENTURE VALUE - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $22.187       $21.460       $28.069       $31.304       $34.019       $38.538
        Ending AUV............................  $21.460       $28.069       $31.304       $34.019       $38.538       $40.966
        Ending Number of AUs..................  5             43,093        165,250       269,443       372,027       404,666

---------------------------------------------------------------------------------------------------------------------------------


         AU - Accumulation Unit
         AUV - Accumulation Unit Value

                                                FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   NINE MONTHS
                                                   ENDED         ENDED         ENDED         ENDED         ENDED         ENDED
             VARIABLE PORTFOLIOS                 12/31/02      12/31/03      12/31/04      12/31/05      12/31/06      09/30/07
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
"DOGS" OF WALL STREET - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $9.177        $8.902        $10.500       $11.309       $10.807       $12.916
        Ending AUV............................  $8.902        $10.500       $11.309       $10.807       $12.916       $13.037
        Ending Number of AUs..................  11            21,567        26,019        37,847        40,013        52,161

---------------------------------------------------------------------------------------------------------------------------------
EMERGING MARKETS - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $6.213        $5.958        $8.933        $10.934       $14.738       $18.981
        Ending AUV............................  $5.958        $8.933        $10.934       $14.738       $18.981       $25.403
        Ending Number of AUs..................  16            8,343         26,956        33,507        90,106        119,160

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EQUITY OPPORTUNITIES - SAST Class 3 Shares
(formerly "Federated American Leaders")
(Inception Date - 12/02/02)
        Beginning AUV.........................  $13.332       $12.912       $16.184       $17.475       $17.970       $20.603
        Ending AUV............................  $12.912       $16.184       $17.475       $17.970       $20.603       $21.513
        Ending Number of AUs..................  8             18,228        49,330        74,186        79,317        80,111

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FOREIGN VALUE - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $9.960        $9.407        $12.463       $14.701       $15.918       $19.918
        Ending AUV............................  $9.407        $12.463       $14.701       $15.918       $19.918       $22.466
        Ending Number of AUs..................  10            60,221        278,670       452,486       534,378       554,226

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FRANKLIN INCOME SECURITIES FUND - FTVIPT Class 2 Shares
(Inception Date - 02/04/08)
        Beginning AUV.........................  N/A           N/A           N/A           N/A           N/A           N/A
        Ending AUV............................  N/A           N/A           N/A           N/A           N/A           N/A
        Ending Number of AUs..................  N/A           N/A           N/A           N/A           N/A           N/A

---------------------------------------------------------------------------------------------------------------------------------
FRANKLIN TEMPLETON VIP FOUNDING FUNDS ALLOCATION FUND - FTVIPT Class 2 Shares
(Inception Date - 02/04/08)
        Beginning AUV.........................  N/A           N/A           N/A           N/A           N/A           N/A
        Ending AUV............................  N/A           N/A           N/A           N/A           N/A           N/A
        Ending Number of AUs..................  N/A           N/A           N/A           N/A           N/A           N/A

---------------------------------------------------------------------------------------------------------------------------------
FUNDAMENTAL GROWTH - SAST Class 3 Shares
(formerly "Putnam Growth: Voyager")
(Inception Date - 12/02/02)
        Beginning AUV.........................  $14.739       $13.785       $16.795       $17.326       $18.055       $18.764
        Ending AUV............................  $13.785       $16.795       $17.326       $18.055       $18.764       $20.787
        Ending Number of AUs..................  7             347           6,880         6,770         6,162         35,485

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GLOBAL BOND - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $16.048       $16.324       $16.611       $16.968       $17.435       $17.792
        Ending AUV............................  $16.324       $16.611       $16.968       $17.435       $17.792       $18.672
        Ending Number of AUs..................  6             9,261         7,071         18,014        34,374        65,338

---------------------------------------------------------------------------------------------------------------------------------
GLOBAL EQUITIES - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $13.154       $12.546       $15.584       $17.129       $19.485       $23.713
        Ending AUV............................  $12.546       $15.584       $17.129       $19.485       $23.713       $26.795
        Ending Number of AUs..................  8             837           8,578         19,613        29,060        35,675

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GOVERNMENT & QUALITY BOND - AST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $16.183       $16.472       $16.588       $16.854       $16.995       $17.248
        Ending AUV............................  $16.472       $16.588       $16.854       $16.995       $17.248       $17.589
        Ending Number of AUs..................  6             92,010        344,247       524,648       679,782       789,170

---------------------------------------------------------------------------------------------------------------------------------
GROWTH - AST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $22.137       $20.848       $26.615       $28.987       $30.508       $33.954
        Ending AUV............................  $20.848       $26.615       $28.987       $30.508       $33.954       $38.194
        Ending Number of AUs..................  5             25,103        104,329       164,540       194,034       191,239

---------------------------------------------------------------------------------------------------------------------------------
GROWTH-INCOME - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $21.715       $20.787       $25.658       $28.116       $29.613       $31.254
        Ending AUV............................  $20.787       $25.658       $28.116       $29.613       $31.254       $34.367
        Ending Number of AUs..................  5             3,707         14,351        16,334        20,187        24,704

---------------------------------------------------------------------------------------------------------------------------------
GROWTH OPPORTUNITIES - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $3.799        $3.435        $4.557        $4.753        $5.027        $5.603
        Ending AUV............................  $3.435        $4.557        $4.753        $5.027        $5.603        $6.623
        Ending Number of AUs..................  26            10,237        19,715        26,344        135,509       173,419

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HIGH-YIELD BOND - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $11.534       $11.586       $14.978       $17.285       $18.488       $20.828
        Ending AUV............................  $11.586       $14.978       $17.285       $18,488       $20.828       $20.937
        Ending Number of AUs..................  9             11,111        23,313        49,466        55,632        77,020

---------------------------------------------------------------------------------------------------------------------------------


         AU - Accumulation Unit
         AUV - Accumulation Unit Value

                                                FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   NINE MONTHS
                                                   ENDED         ENDED         ENDED         ENDED         ENDED         ENDED
             VARIABLE PORTFOLIOS                 12/31/02      12/31/03      12/31/04      12/31/05      12/31/06      09/30/07
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
INTERNATIONAL DIVERSIFIED EQUITIES - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $7.290        $7.170        $9.286        $10.629       $11.883       $14.413
        Ending AUV............................  $7.170        $9.286        $10.629       $11.883       $14.413       $16.589
        Ending Number of AUs..................  14            57,435        258,255       421,466       552,683       581,552

---------------------------------------------------------------------------------------------------------------------------------
INTERNATIONAL GROWTH & INCOME - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $8.573        $8.330        $11.204       $13.305       $14.940       $18.647
        Ending AUV............................  $8.330        $11.204       $13.305       $14.940       $18.647       $20.678
        Ending Number of AUs..................  12            20,136        60,016        65,638        140,209       218,938

---------------------------------------------------------------------------------------------------------------------------------
LORD ABBETT GROWTH AND INCOME - LASF Class VC Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $8.665        $8.180        $10.556       $11.713       $11.911       $13.758
        Ending AUV............................  $8.180        $10.556       $11.713       $11.911       $13.758       $14.604
        Ending Number of AUs..................  12            48,186        125,707       187,127       242,408       321,291

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MARSICO FOCUSED GROWTH - SAST Class 3 Shares
(formerly "Marsico Growth")
(Inception Date - 12/02/02)
        Beginning AUV.........................  $7.833        $7.426        $9.503        $10.387       $11.298       $12.053
        Ending AUV............................  $7.426        $9.503        $10.387       $11.298       $12.053       $13.498
        Ending Number of AUs..................  13            8,026         48,359        70,568        106,609       117,164

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MFS MASSACHUSETTS INVESTORS TRUST - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $15.713       $14.930       $17.969       $19.749       $20.902       $23.242
        Ending AUV............................  $14.930       $17.969       $19.749       $20.902       $23.242       $25.589
        Ending Number of AUs..................  6             12,888        50,786        76,861        88,286        84,749

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MFS TOTAL RETURN - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $20.353       $19.853       $22.797       $24.931       $25.240       $27.772
        Ending AUV............................  $19.853       $22.797       $24.931       $25.240       $27.772       $28.993
        Ending Number of AUs..................  5             18,660        76,118        132,859       184,658       217,572

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MID-CAP GROWTH - SAST Class 3 Shares
(formerly "MFS Mid-Cap Growth")
(Inception Date - 12/02/02)
        Beginning AUV.........................  $7.423        $6.965        $9.392        $10.528       $10.672       $10.754
        Ending AUV............................  $6.965        $9.392        $10.528       $10.672       $10.754       $12.514
        Ending Number of AUs..................  14            55,256        123,122       185,705       220,120       214,537

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NATURAL RESOURCES - AST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $14.699       $15.272       $22.162       $27.232       $39.093       $47.983
        Ending AUV............................  $15.272       $22.162       $27.232       $39.093       $47.983       $63.499
        Ending Number of AUs..................  7             2,659         13,516        20,935        46,948        56,214

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REAL ESTATE - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $11.721       $11.836       $16.050       $21.219       $23.619       $31.207
        Ending AUV............................  $11.836       $16.050       $21.219       $23.619       $31.207       $29.380
        Ending Number of AUs..................  9             5,172         21,487        41,656        76,509        100,418

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SMALL & MID CAP VALUE - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $10.464       $10.122       $13.588       $15.770       $16.432       $18.363
        Ending AUV............................  $10.122       $13.588       $15.770       $16.432       $18.363       $19.618
        Ending Number of AUs..................  10            40,298        107,053       172,111       250,312       290,881

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SMALL COMPANY VALUE - SAST Class 3 Shares
(Inception Date - 5/01/06)
        Beginning AUV.........................  N/A           N/A           N/A           N/A           $10.000       $10.117
        Ending AUV............................  N/A           N/A           N/A           N/A           $10.117       $10.210
        Ending Number of AUs..................  N/A           N/A           N/A           N/A           37,974        103,655

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TECHNOLOGY - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $2.048        $1.716        $2.544        $2.436        $2.388        $2.373
        Ending AUV............................  $1.716        $2.544        $2.436        $2.388        $2.373        $2.864
        Ending Number of AUs..................  49            38,060        73,154        122,732       165,697       217,199

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TELECOM UTILITY - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $8.494        $8.622        $10.068       $11.549       $12.087       $15.021
        Ending AUV............................  $8.622        $10.068       $11.549       $12.087       $15.021       $17.137
        Ending Number of AUs..................  12            1,443         3,520         6,378         11,743        18,294

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VAN KAMPEN LIT COMSTOCK - VKT Class II Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $8.543        $8.155        $10.504       $12.149       $12.458       $14.239
        Ending AUV............................  $8.155        $10.504       $12.149       $12.458       $14.239       $14.617
        Ending Number of AUs..................  12            22,640        91,517        176,135       193,724       202,530

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         AU - Accumulation Unit
         AUV - Accumulation Unit Value

                                                FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   NINE MONTHS
                                                   ENDED         ENDED         ENDED         ENDED         ENDED         ENDED
             VARIABLE PORTFOLIOS                 12/31/02      12/31/03      12/31/04      12/31/05      12/31/06      09/30/07
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIT GROWTH AND INCOME - VKT Class II Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $9.011        $8.791        $11.056       $12.428       $13.431       $15.341
        Ending AUV............................  $8.791        $11.056       $12.428       $13.431       $15.341       $16.040
        Ending Number of AUs..................  11            71,196        280,789       444,932       576,367       623,684

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VAN KAMPEN LIT STRATEGIC GROWTH - VKT Class II Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $7.598        $6.997        $8.755        $9.208        $9.762        $9.867
        Ending AUV............................  $6.997        $8.755        $9.208        $9.762        $9.867        $11.307
        Ending Number of AUs..................  13            6,547         22,764        28,122        29,207        28,463

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WORLDWIDE HIGH INCOME - SAST Class 3 Shares
(Inception Date - 12/02/02)
        Beginning AUV.........................  $13.871       $13.993       $17.344       $18.645       $19.658       $21.174
        Ending AUV............................  $13.993       $17.344       $18.645       $19.658       $21.174       $21.856
        Ending Number of AUs..................  7             875           12,255        17,131        26,951        28,688

---------------------------------------------------------------------------------------------------------------------------------


         AU - Accumulation Unit
         AUV - Accumulation Unit Value

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--------------------------------------------------------------------------------
           APPENDIX B - DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Capitalized terms used in this Appendix have the same meaning as they have in prospectus.

The term "Continuation Net Purchase Payment" is used frequently to describe the death benefit options payable to the beneficiary of the Continuing Spouse. We define Continuation Net Purchase Payment as Net Purchase Payments made as of the Continuation Date. For the purpose of calculating Continuation Net Purchase Payments, the amount that equals the contract value on the Continuation Date, including the Continuation Contribution is considered a Purchase Payment. If the Continuing Spouse makes no additional Purchase Payments or withdrawal, Continuation Net Purchase Payments equals the contract value on the Continuation Date, including the Continuation Contribution.

The term "withdrawals" as used in describing the death benefit option below is defined as withdrawals and the fees and charges applicable to those withdrawals.

THE COMPANY WILL NOT ACCEPT PURCHASE PAYMENTS FROM ANYONE AGE 86 OR OLDER. FURTHERMORE, THE DEATH BENEFIT CALCULATIONS ASSUME THAT NO PURCHASE PAYMENTS ARE RECEIVED ON OR AFTER YOUR 86TH BIRTHDAY.

If the Continuing Spouse is below age 83 on the Continuation Date, the death benefit is the greatest of:

     a. Contract value; or


     b. Contract value on the Continuation Date, plus Purchase Payments received after the Continuation Date and prior to the Continuing Spouse's 86th birthday, reduced for withdrawals in the same proportion that the withdrawal reduced contract value on that date of such withdrawal; or


     c. Maximum anniversary value on any contract anniversary that occurred after the Continuation Date, but prior to the Continuing Spouse's 83rd birthday. The anniversary value for any year is equal to the contract value on the applicable contract anniversary, plus Purchase Payments received since that anniversary date but prior to the Continuing Spouse's 86th birthday, and reduced for any withdrawals since that contract anniversary in the same proportion that the contract value was reduced on the date of such withdrawal.

If the Continuing Spouse is age 83-85 on the Continuation Date, the death benefit will be the greater of:

     a. Contract value; or

     b. Contract value on the Continuation Date, plus Purchase Payment received after the Continuation Date but prior to the Continuing Spouse's 86th birthday, reduced for withdrawals in the same proportion that the withdrawal reduced contract value on that date of such withdrawal.

If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit will be equal to the contract value at the time we receive all required paperwork and satisfactory proof of death.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SPOUSAL CONTINUATION PROVISION (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

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                        APPENDIX C - MARKETLOCK EXAMPLES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


The following examples demonstrate the operation of the MarketLock For Life Plus and MarketLock features:



MARKETLOCK FOR LIFE PLUS EXAMPLES



The following examples demonstrate the operation of the MarketLock For Life Plus feature:



EXAMPLE 1:



Assume you elect MarketLock For Life Plus and you invest a single Purchase Payment of $100,000, and you make no additional Purchase Payments, and no withdrawals before the 1st contract anniversary. Assume that on your 1st contract anniversary, your contract value is $103,000.



Your initial Benefit Base and Income Credit Base are equal to 100% of your Eligible Purchase Payments, or $100,000. Your Income Credit on the first anniversary is calculated as the Income Credit Percentage (6%) multiplied by the Income Credit Base ($100,000) which equals $6,000. On your first contract anniversary, your Benefit Base is adjusted to $106,000 which equals the greatest of your current Benefit Base ($100,000), your contract value ($103,000), or your Income Credit plus your current Benefit Base ($6,000 + $100,000).



Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals after the 1st contract anniversary is 5% of the Benefit Base (5% X $106,000 = $5,300). Therefore, as of your 1st contract anniversary, you may take withdrawals of up to $5,300 each year as long as the Covered Person(s) is(are) alive and you do not take any excess withdrawals.



EXAMPLE 2:



Assume you elect MarketLock For Life Plus, you invest an initial Purchase Payment of $100,000, you make subsequent Purchase Payments of $120,000 in year 2, $30,000 in year 5, and $50,000 in year 6, and you take no withdrawals before the 6th contract anniversary. Assume further that on your 1st contract anniversary, your contract value is $103,000. Therefore, your Benefit Base and Income Credit Base do not increase due to a maximum Anniversary Value. Your contract values, Benefit Bases, Income Credit Bases, and Income Credits are given as follows:



------------------------------------------------------------
 CONTRACT    CONTRACT   BENEFIT      INCOME      INCOME
ANNIVERSARY   VALUE       BASE     CREDIT BASE   CREDIT
------------------------------------------------------------
    1st      $103,000   $106,000    $100,000     $ 6,000
------------------------------------------------------------
    2nd      $223,000   $218,000    $200,000     $12,000
------------------------------------------------------------
    3rd      $223,000   $230,000    $200,000     $12,000
------------------------------------------------------------
    4th      $223,000   $242,000    $200,000     $12,000
------------------------------------------------------------
    5th      $253,000   $285,800    $230,000     $13,800
------------------------------------------------------------
    6th      $303,000   $299,600    $230,000     $13,800
------------------------------------------------------------



Since the Benefit Base equals the Benefit Base at the beginning of that Benefit Year plus the subsequent Eligible Purchase Payments made in year 2, your new Benefit Base at the time of deposit equals $206,000 ($106,000 + $100,000). $20,000 of the $120,000 Purchase Payment is considered Ineligible Purchase Payments because it exceeds the Eligible Purchase Payment made in the 1st contract year (100% of $100,000). On your 2nd contract anniversary, your Income Credit is $12,000 (6% X $200,000) and your Benefit Base equals $218,000 ($206,000 + $12,000). Assuming your Maximum Annual Withdrawal Percentage at that time is 5%, then your Maximum Annual Withdrawal Amount would be $10,900 if you were to start taking withdrawals after the 2nd contract anniversary (5% of the $218,000 Benefit Base).



However, continuing to assume you do not take any withdrawals in years 3 and 4, your Benefit Base will increase by your Income Credit and as a result, your Maximum Annual Withdrawal Amount will also increase. After your Purchase Payment of $30,000 in year 5, your new Benefit Base equals $272,000
($242,000 + $30,000). On your 5th contract anniversary, your Income Credit Base is $230,000 and your Income Credit equals $13,800 ($230,000 X 6%). Your Benefit Base equals $285,800 ($272,000 + $13,800). Any Purchase Payments made on or after your 5th contract anniversary are considered Ineligible Purchase Payments. Therefore, your $50,000 Purchase Payment in year 6 will not increase the Benefit Base, Income Credit Base, or Income Credit. A maximum Anniversary Value is not attained on the 6th contract anniversary since the contract value of $303,000 is reduced by Ineligible Purchase Payments of $70,000 ($20,000 + $50,000). Therefore, your Benefit Base is $299,600 ($285,800 + $13,800). If you were to start taking withdrawals after the 6th contract anniversary, and your Maximum Annual Withdrawal Percentage at that time remains at 5%, your Maximum Annual Withdrawal Amount would be $14,980 (5% of the $299,600 Benefit Base). If you do not take any Excess Withdrawals and begin taking withdrawals as of the 6th contract anniversary, you may take up to $14,980 each year as long as the Covered Person(s) is (are) alive.

EXAMPLE 3:



Assume you elect MarketLock For Life Plus and you invest a single Purchase Payment of $100,000, and you make no additional Purchase Payments. Assume that your contract values, Benefit Bases, Income Credit Bases, and Income Credits are as follows:



------------------------------------------------------------
 CONTRACT    CONTRACT   BENEFIT      INCOME      INCOME
ANNIVERSARY   VALUE       BASE     CREDIT BASE   CREDIT
------------------------------------------------------------
    1st      $103,000   $106,000    $100,000     $ 6,000
------------------------------------------------------------
    2nd      $115,000   $115,000    $115,000        N/A*
------------------------------------------------------------
    3rd      $107,000   $121,900    $115,000     $ 6,900
------------------------------------------------------------
    4th      $110,000   $128,800    $115,000     $ 6,900
------------------------------------------------------------
    5th      $140,000   $140,000    $140,000        N/A*
------------------------------------------------------------
    6th      $145,000   $148,400    $140,000     $ 8,400
------------------------------------------------------------



* The Benefit Base calculated based on the maximum anniversary value is greater than the Income Credit plus the Benefit Base; therefore, the Income Credit Base and Benefit Base are increased to the current anniversary value, and the Benefit Base is not increased by the Income Credit.



On your 6th contract anniversary, your contract value is $145,000, and your Benefit Base is stepped-up to $148,400 and Income Credit Base remains unchanged. Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals would be $7,420 (5% of the $148,400 Benefit Base). Therefore, if you do not take any excess withdrawals and begin taking withdrawals as of the 6th contract anniversary, you may take up to $7,420 each year as long as the Covered Person(s) is (are) alive.



EXAMPLE 4 - IMPACT OF WITHDRAWALS IN EXCESS OF MAXIMUM ANNUAL WITHDRAWAL AMOUNT:



Assume you elect MarketLock For Life Plus, and you invest a single Purchase Payment of $100,000 with no additional Purchase Payments and no withdrawals before the 6th contract anniversary. Contract values, Benefit Base values, Income Credit Base values, and Income Credit amounts are as described in EXAMPLE 3 above. Also assume that during your 7th contract year, after your 6th contract anniversary, your contract value is $107,920 and you make a withdrawal of $11,440. Because the withdrawal is greater than your Maximum Annual Withdrawal Amount ($7,420), this withdrawal includes an Excess Withdrawal. In this case, the amount of the Excess Withdrawal is the total amount of the withdrawal less your Maximum Annual Withdrawal Amount ($11,440 - $7,420), or $4,020. First, we process the portion of your withdrawal that is not the Excess Withdrawal, which is $7,420. Your contract value after this portion of the withdrawal is $100,500 ($107,920 - $7,420), but your Benefit Base and Income Credit Base are unchanged. Next, we recalculate your Benefit Base, Income Credit Base and Income Credit by reducing the Benefit Base and Income Credit Base by the proportion by which the contract value was reduced by the Excess Withdrawal ($4,020/$100,500 = 4%). The Benefit Base is adjusted to $142,464 ($148,400 minus 4% of $148,400 equals $5,936). The Income Credit Base is adjusted to $134,400 ($140,000 minus 4% of $140,000 equals $5,600). Your new Income Credit is 6% of your new Income Credit Base (6% X $134,400), which equals $8,064. Your new Maximum Annual Withdrawal Amount is your Benefit Base multiplied by your Maximum Annual Withdrawal Percentage ($142,464 X 5%), which equals $7,123.20. Therefore, if you do not take additional excess withdrawals, you may take up to $7,123.20 each year as long as the Covered Person(s) is(are) alive.


MARKETLOCK EXAMPLES

EXAMPLE 1:

Assume you elect MarketLock and you invest a single Purchase Payment of $100,000, and that you make no additional Purchase Payments and no withdrawals before the 1st Contract anniversary. Assume that on your 1st Contract Anniversary, your Contract Value is $105,000.

Your initial MAV Benefit Base is equal to 100% of your Eligible Purchase Payments, or $100,000. On your first Contract Anniversary, your MAV Benefit Base is equal to the greater of your current MAV Benefit Base ($100,000), or your Contract Value ($105,000), which is $105,000. Your Maximum Annual Withdrawal Amount if you were to start taking withdrawals following your first Contract Anniversary is 5% of the MAV Benefit Base (5% X $105,000 = $5,250). The Minimum Withdrawal Period is equal to the MAV Benefit Base divided by the Maximum Annual Withdrawal Amount, which is 20 years ($105,000/$5,250). Therefore, as of your 1st Contract anniversary, you may take $105,000 in withdrawals of up to $5,250 annually over a minimum of 20 years.

EXAMPLE 2:

Assume you elect MarketLock and you invest a single Purchase Payment of $100,000, and that you make no additional Purchase Payments and no withdrawals before the 7th Contract anniversary. Assume that your Contract anniversary values and MAV Benefit Bases are as follows:


------------------------------------------------------------------------------
                                                                     LIFETIME
                                               MAXIMUM               MAXIMUM
                                                ANNUAL    MINIMUM     ANNUAL
      CONTRACT         CONTRACT               WITHDRAWAL WITHDRAWAL WITHDRAWAL
     ANNIVERSARY        VALUE    BENEFIT BASE   AMOUNT     PERIOD     AMOUNT
------------------------------------------------------------------------------
         1st           $105,000   $105,000      $5,250       20       $5,250
------------------------------------------------------------------------------
         2nd           $115,000   $115,000      $5,750       20       $5,750
------------------------------------------------------------------------------
         3rd           $107,000   $115,000      $5,750       20       $5,750
------------------------------------------------------------------------------
         4th           $110,000   $110,000      $5,500       20       $5,500
------------------------------------------------------------------------------
         5th           $120,000   $120,000      $8,400     14.28      $6,000
------------------------------------------------------------------------------

On your 7th anniversary, your Contract Value is $120,000, and your MAV Benefit Base is stepped-up to $120,000. Your Maximum Annual Withdrawal Amount if you were to start taking withdrawals after your 7th Contract anniversary is 7% of the Benefit Base (7% X $120,000 = $8,400). The Minimum Withdrawal Period is equal to the MAV Benefit Base divided by the Maximum Annual Withdrawal Amount, which is 14.28 years ($120,000/$8,400). Therefore, as of your 7th Contract anniversary, you may take $120,000 in withdrawals of up to $8,400 annually over a minimum of 14 years, plus $2,400 in the last Benefit Year. If you are age 65 or older, you may take annual withdrawals up to $6,000 (5% X $120,000) for life.


EXAMPLE 3 - IMPACT OF WITHDRAWALS LESS THAN OR EQUAL TO MAXIMUM ANNUAL
            WITHDRAWAL AMOUNT:


Assume you elect MarketLock and you invest a single Purchase Payment of $100,000 with no additional Purchase Payments and no withdrawals prior to the 7th Contract anniversary, and Contract Values and MAV Benefit Base values as described in EXAMPLE 2 above. During your 8th Contract Year, you make a withdrawal of $4,500. Because the withdrawal is less than or equal to your Maximum Annual Withdrawal Amount ($8,400), your MAV Benefit Base ($120,000) is reduced by the total dollar amount of the withdrawal ($4,500). However, if you are age 65 or older, your lifetime Maximum Annual Withdrawal Amount remains at $6,000. Your new MAV Benefit Base equals $115,500. Your Maximum Annual Withdrawal Amount remains $8,400. Your new Minimum Withdrawal Period following the withdrawal is equal to the new MAV Benefit Base divided by your current Maximum Annual Withdrawal Amount, ($115,500/$8,400). Therefore, you may take withdrawals of up to $8,400 annually over a minimum of 13 years, plus $6,300 in the last Benefit Year.


EXAMPLE 4 - IMPACT OF WITHDRAWALS IN EXCESS OF MAXIMUM ANNUAL WITHDRAWAL AMOUNT:


Assume you elect MarketLock and you invest a single Purchase Payment of $100,000 with no additional Purchase Payments and no withdrawals before the 7th Contract anniversary, and Contract Values and MAV Benefit Base values as described in EXAMPLE 2 above. Also assume that during your 8th Contract Year, after your 7th Contract anniversary, your Contract Value is $118,000 and you make a withdrawal of $11,688. Because the withdrawal is greater than your Maximum Annual Withdrawal Amount ($8,400), this withdrawal includes an Excess Withdrawal. In this case, the amount of the Excess Withdrawal is the total amount of the withdrawal less your Maximum Annual Withdrawal Amount ($11,688 - $8,400), or $3,288. First, we process the portion of your withdrawal that is not the Excess Withdrawal, which is $8,400. Your Contract Value after this portion of the withdrawal is $109,600 ($118,000 - $8,400). Your MAV Benefit Base after this portion of your withdrawal is $111,600 ($120,000 - $8,400). Next, we recalculate your MAV Benefit Base by taking the lesser of two calculations, as follows: For the first calculation, we deduct the amount of the Excess Withdrawal from the MAV Benefit Base ($111,600 - $3,288 = $108,312). For the second calculation, we determine the proportion by which the Contract Value was reduced by the Excess Withdrawal ($3,288/$109,600 = 3%). Then we reduce $111,600 by that proportion (3%) which equals $108,252. Your MAV Benefit Base is the lesser of these two calculations, or $108,252. The Minimum Withdrawal Period following the withdrawal is equal to the Minimum Withdrawal Period at the end of the prior year (14.28 years) reduced by one year (13.28 years). Your Maximum Annual Withdrawal Amount for the following year is your MAV Benefit Base divided by your Minimum Withdrawal Period ($108,252/13.28), which equals $8,151.50. Therefore, you may take withdrawals of up to $8,151.50 annually over a minimum of 13 years, plus $2,282.42 in the last Benefit Year. Since the withdrawal is greater than your lifetime Maximum Annual Withdrawal Amount ($6,000), lifetime withdrawals are no longer available.

--------------------------------------------------------------------------------

   Please forward a copy (without charge) of the Polaris II Variable Annuity Statement of Additional Information to:

             (Please print or type and fill in all information.)

        ----------------------------------------------------------------
        Name

        ----------------------------------------------------------------
        Address

        ----------------------------------------------------------------
        City/State/Zip

Date:                                 Signed:
-----------------------------------   -----------------------------------

   Return to:  First SunAmerica Life Insurance Company, Annuity Service
   Center, P.O. Box 54299, Los Angeles, California 90054-0299
--------------------------------------------------------------------------------

                    FIRST SUNAMERICA LIFE INSURANCE COMPANY
                          FS VARIABLE SEPARATE ACCOUNT

  ----------------------------------------------------------------------------

         SUPPLEMENT TO THE POLARIS II PROSPECTUS DATED FEBRUARY 1, 2008
                                 ("SUPPLEMENT")

The following information is provided to offer the optional Polaris Rewards Program. The sections shown here supplement those in the Prospectus, if the Polaris Rewards Program is elected or applicable.

The following is added to the Cover Page of the prospectus:

Please note that if you purchase your contract through certain broker-dealers, the Polaris Rewards Program is not optional and must be elected. If you do not want to purchase a contract with the Polaris Rewards Program, you should ask your financial representative about other contracts that we offer without this program.

This variable annuity provides an optional Payment Enhancement feature. If you elect this feature, in exchange for payment enhancements credited to your contract, your withdrawal charge schedule will be longer and greater than if you chose not to elect this feature. These withdrawal charges may more than offset the value of any Payment Enhancement.

If you elect to participate in the Polaris Rewards Program at contract issue, we contribute an Upfront Payment Enhancement and, if applicable, a Deferred Payment Enhancement to your contract in conjunction with each Purchase Payment you invest during the life of your contract. If you elect to participate in this Program, all Purchase Payments are subject to a nine year withdrawal charge schedule. These withdrawal charges may offset the value of any bonus, if you make an early withdrawal. You may not elect to participate in this Program if you are age 81 or older at the time of contract issue. Amounts we contribute to your contract under this Program are considered earnings and are allocated to your contract as described below.

The following is added to the Glossary on page 2 of the prospectus:
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    GLOSSARY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
To describe the Polaris Rewards Program, we use the following defined terms:


PAYMENT ENHANCEMENT(S) - The amount(s) allocated to your contract by us under the Polaris Rewards Program. Payment Enhancements are calculated as a percentage of your Purchase Payments and are considered earnings.


POLARIS REWARDS PROGRAM - A program that provides a Payment Enhancement in exchange for a surrender charge that declines over 9 years.

Any other capitalized terms used in this Supplement have the same meaning as the terms defined in the Prospectus.

The following is added to the Highlights section on page 3 of the prospectus:
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                   HIGHLIGHTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
WE ALSO OFFER CONTRACTS THAT DO NOT OFFER THE POLARIS REWARDS PROGRAM. ELECTING THE POLARIS REWARDS PROGRAM DOES NOT RESULT IN HIGHER SEPARATE ACCOUNT CHARGES. HOWEVER, A CONTRACT WITHOUT THE POLARIS REWARDS PROGRAM HAS A SHORTER AND LOWER SURRENDER CHARGE SCHEDULE.

                Please keep this Supplement with your Prospectus

The following is added to the Fee Table on page 4 of the prospectus:
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--------------------------------------------------------------------------------
                                   FEE TABLE
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EXPENSES FOR CONTRACTS WITH POLARIS REWARDS

MAXIMUM OWNER TRANSACTION EXPENSES
Maximum Withdrawal Charges (as a percentage of each Purchase Payment)(1) 9%

(1)WITHDRAWAL CHARGE SCHEDULE (AS A PERCENTAGE OF EACH PURCHASE PAYMENT WITHDRAWN) DECLINES OVER 9 YEARS AS FOLLOWS:

YEARS SINCE RECEIPT:........................................   1    2    3    4    5    6    7    8    9   10+
                                                              9%   9%   8%   7%   6%   5%   4%   3%   2%   0%

After a Purchase Payment has been in the contract for nine complete years, withdrawal charges no longer apply to that Purchase Payment. The other expenses in the contract remain the same.

UNDERLYING FUND EXPENSES

The following shows the minimum and maximum total operating expenses (including Master Fund expenses, if applicable) charged by the Underlying Funds of the Trusts, before any waivers or reimbursements that you may pay periodically during the time that you own the contract. More detail concerning the Underlying Funds' expenses is contained in the prospectus for each of the Trusts. Please read them carefully before investing.

TOTAL ANNUAL UNDERLYING FUND EXPENSES(6)                                                     MINIMUM     MAXIMUM
----------------------------------------                                                     -------     -------
(expenses that are deducted from Underlying Funds of the Trusts, including management fees,
  other expenses and 12b-1 fees if applicable)............................................    0.72%       1.98%

(6) The maximum expense is for an Underlying Fund of SunAmerica Series Trust, as of its fiscal year ended January 31, 2007. The minimum expense is for an Underlying Fund of Franklin Templeton Variable Insurance Products Trust as of its fiscal year ended December 31, 2006.

The following is added to the Expense Examples on page 5 of the prospectus:
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     MAXIMUM AND MINIMUM EXPENSE EXAMPLES WITH THE POLARIS REWARDS PROGRAM
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include owner transaction expenses, the contract maintenance fee if any, separate account annual expenses, available optional feature fees and Underlying Fund expenses.

The examples assume that you invest $10,000 in the contract for the time periods indicated; that your investment has a 5% return each year; and you incur the maximum or minimum fees and expenses of the Underlying Fund as indicated in the examples. Although your actual costs may be higher or lower, based on these assumptions, your costs at the end of the stated period would be:

MAXIMUM EXPENSE EXAMPLES
(ASSUMING MAXIMUM SEPARATE ACCOUNT ANNUAL EXPENSE OF 1.52%, THE OPTIONAL MARKETLOCK FOR LIFE PLUS FEATURE WITH AN ANNUALIZED FEE OF 1.00%, AND INVESTMENT IN THE UNDERLYING FUND WITH TOTAL EXPENSES OF 1.98%)
    (1) If you surrender your contract at the end of the applicable time period:

                      1 YEAR                    3 YEARS                    5 YEARS                    10 YEARS
                =====================================================================================================
                      $1,356                    $2,174                     $2,901                      $4,654
                =====================================================================================================

    (2) If you annuitize your contract at the end of applicable time period:(2)

                      1 YEAR                    3 YEARS                    5 YEARS                    10 YEARS
                =====================================================================================================
                      $ 456                     $1,374                     $2,301                      $4,654
                =====================================================================================================

    (3)    If you do not surrender your contract:

                      1 YEAR                    3 YEARS                    5 YEARS                    10 YEARS
                =====================================================================================================
                      $ 456                     $1,374                     $2,301                      $4,654
                =====================================================================================================

MINIMUM EXPENSE EXAMPLES
(ASSUMING MINIMUM SEPARATE ACCOUNT ANNUAL EXPENSE OF 1.52% AND INVESTMENT IN THE UNDERLYING FUND WITH TOTAL EXPENSES OF 0.75%)
    (1) If you surrender your contract at the end of the applicable time period and you do not elect any optional features:

                      1 YEAR                    3 YEARS                    5 YEARS                    10 YEARS
                =====================================================================================================
                      $1,132                    $1,515                     $1,825                      $2,626
                =====================================================================================================

    (2)    If you annuitize your contract at the end of applicable time period:

                      1 YEAR                    3 YEARS                    5 YEARS                    10 YEARS
                =====================================================================================================
                      $ 232                     $  715                     $1,225                      $2,626
                =====================================================================================================

    (3) If you do not surrender your contract and you do not elect any optional features:

                      1 YEAR                    3 YEARS                    5 YEARS                    10 YEARS
                =====================================================================================================
                      $ 232                     $  715                     $1,225                      $2,626
                =====================================================================================================

EXPLANATION OF FEE TABLES AND EXAMPLES

1. Expense Examples with election of the Polaris Rewards program reflect the Polaris Rewards withdrawal charge schedule, but do not reflect any upfront Payment Enhancement.

2. You do not pay fees for optional features once you begin the Income Phase (annuitize your contract); therefore, your expenses will be lower than those shown here. Please SEE INCOME OPTIONS IN THE PROSPECTUS.

The following is added to the Polaris II Variable Annuity on page 7 of the prospectus:
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--------------------------------------------------------------------------------
                            POLARIS REWARDS PROGRAM
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

If you are age 80 or younger at the time your contract is issued you may elect to participate in this program at contract issue. If you purchase your contract through certain broker-dealers, the Polaris Rewards Program is not optional and must be elected.

We contribute an upfront Payment Enhancement and, if available, a deferred Payment Enhancement to your contract in conjunction with each Purchase Payment you invest during the life of your contract. With this program, all Purchase Payments are subject to a nine year withdrawal charge schedule. SEE EXPENSES IN THE PROSPECTUS. These withdrawal charges may offset the value of any Payment Enhancement, if you make an early withdrawal. Amounts we contribute to your contract under this program are considered earnings and are allocated to your contract as described below. There may be scenarios in which due to negative market conditions and your inability to remain invested over the long-term, a contract with the Polaris Rewards program may not perform as well as the contract without the feature.

Purchase Payments may not be invested in dollar cost averaging Fixed Accounts if you participate in the Polaris Rewards program. However, you may use other Fixed Account options, if available, for dollar cost averaging. SEE DOLLAR COST AVERAGING PROGRAM IN THE PROSPECTUS.

ENHANCEMENT LEVELS

Each enhancement level is a range of dollar amounts, which may correspond to different enhancement rates and dates. The enhancement level applicable to your initial Purchase Payment is determined by the amount of that initial Purchase Payment. With respect to any subsequent Purchase Payments we determine your enhancement level by adding your contract value on the date we receive each subsequent Purchase Payment to the amount of the subsequent Purchase Payment. Enhancement levels may change from time to time, at our sole discretion.

UPFRONT PAYMENT ENHANCEMENT

An upfront Payment Enhancement is an amount we add to your contract on the day we receive a Purchase Payment. We calculate an upfront Payment Enhancement amount as a percentage of each Purchase Payment. We refer to this percentage amount as the upfront Payment Enhancement rate. We periodically review and establish the upfront Payment Enhancement rate, which may increase or decrease at any time, but will never be less than 2%. The applicable upfront Payment Enhancement rate is the rate in effect for the applicable enhancement level at the time we receive each Purchase Payment under your contract. The upfront Payment Enhancement amounts are allocated among Variable Portfolios and Fixed Accounts according to the current allocation instructions on file when we receive each Purchase Payment.

DEFERRED PAYMENT ENHANCEMENT

A deferred Payment Enhancement is an amount we may add to your contract on a stated future date (the "deferred Payment Enhancement date"). We calculate a deferred Payment Enhancement amount, if applicable, as a percentage of each Purchase Payments received at the time we receive the Purchase Payment. We refer to this percentage amount as the deferred Payment Enhancement rate. We periodically review and establish the deferred Payment Enhancement rates and deferred Payment

Enhancement dates. The deferred Payment Enhancement rate being offered may increase, decrease or be eliminated by us at any time. The deferred Payment Enhancement date, if applicable, may change at any time. The applicable deferred Payment Enhancement date and deferred Payment Enhancement rate are those which may be in effect for the applicable enhancement level at the time when we receive each Purchase Payment. Any applicable deferred Payment Enhancement, when credited, is allocated to the Cash Management Variable Portfolio.

If you withdraw any portion of a Purchase Payment, to which a deferred Payment Enhancement applies, prior to the deferred Payment Enhancement date, we reduce the amount of the corresponding deferred Payment Enhancement in the same proportion that your withdrawal (and any fees and charges associated with such withdrawals) reduces that Purchase Payment. For purposes of determining the deferred Payment Enhancement, withdrawals are assumed to be taken from earnings first, then from Purchase Payments, on a first-in-first-out basis.

THE POLARIS REWARDS APPENDIX ILLUSTRATES HOW WE CALCULATE ANY APPLICABLE DEFERRED PAYMENT ENHANCEMENT AMOUNT.

We will not allocate any applicable deferred Payment Enhancement to your contract if any of the following circumstances occurs prior to the deferred Payment Enhancement date:

     - You surrender your contract;

     - A death benefit is paid on your contract;

     - You switch to the Income Phase of your contract; or

     - You fully withdraw the corresponding Purchase Payment.

If you participate in the Polaris Rewards program, you will not receive your deferred Payment Enhancement if you fully withdraw a Purchase Payment or if you surrender your contract prior to the corresponding Deferred Payment Enhancement Date.

Although we do not assess a withdrawal charge when you take a 10% free withdrawal of the total invested amount we will proportionally reduce the amount of any corresponding Deferred Payment Enhancement.

If you participate in the Polaris Rewards Program and switch to the Income Phase prior to a Deferred Payment Enhancement Date, if applicable, we will not allocate any corresponding Deferred Payment Enhancement to your contract.

CURRENT ENHANCEMENT LEVELS

The Enhancement Levels, Upfront Payment Enhancement Rate, Deferred Payment Enhancement Rate and Deferred Payment Enhancement date applicable to all Purchase Payments as of the date of this prospectus are:

-------------------------------------------------------------------------
                        UPFRONT     DEFERRED            DEFERRED
                        PAYMENT      PAYMENT             PAYMENT
                      ENHANCEMENT  ENHANCEMENT         ENHANCEMENT
 ENHANCEMENT LEVEL       RATE         RATE                DATE
-------------------------------------------------------------------------
 Under $40,000            2%           0%       N/A
-------------------------------------------------------------------------
 $40,000 - $99,999        4%           0%       N/A
-------------------------------------------------------------------------
 $100,000 - $499,999      4%           1%       Nine years from the date
                                                we receive each Purchase
                                                Payment.
-------------------------------------------------------------------------
 $500,000 - more          5%           1%       Nine years from the date
                                                we receive each Purchase
                                                Payment.
-------------------------------------------------------------------------

90 DAY WINDOW

As of the 90th day after your contract was issued, we will total your Purchase Payments made over those 90 days, without considering any investment gain or loss in contract value on those Purchase Payments. If your total Purchase Payments bring you to an enhancement level which, as of the date we issued your contract, would have provided for a higher upfront and/or deferred Payment Enhancement rate on each Purchase Payment, you will get the benefit of the enhancement rate(s) that were applicable to that higher enhancement level at the time your contract was issued ("Look Back Adjustment"). We will add any applicable upfront Look Back Adjustment to your contract on the 90th day following the date of contract issue. We will send you a confirmation indicating any applicable upfront and/or deferred Look Back Adjustment, on or about the 90th day following the date of contract issuance. We will allocate any applicable upfront Look Back Adjustment according to your then current allocation instructions on file for subsequent Purchase Payments at the time we make the contribution and if applicable, to the Cash Management Variable Portfolio, for a deferred Look Back Adjustment.

THE POLARIS REWARDS APPENDIX PROVIDES AN EXAMPLE OF THE 90 DAY WINDOW PROVISION.

If a Spousal Continuation of the contract occurs, Deferred Payment Enhancements will be allocated as they would have been under the original contract.

The following is added to the Right to Examine section on page 9 of the prospectus:

If you elect Polaris Rewards and decide to cancel your contract during the Right to Examine period, generally we will refund to you the greater of Purchase Payment or value of your contract on the day we receive your request at the Annuity Service Center minus the Payment Enhancement Deduction. The Payment Enhancement Deduction is equal to the lesser of (1) the value of any Payment Enhancement(s) on the day we receive your Right to Examine request; or (2) the Payment Enhancement amount(s), if any, which we allocate to your contract. Thus, you receive any gain and we bear any loss on any Payment Enhancement(s) if you decide to cancel your contract during the Right to Examine period.

We reserve the right to put your money and the Payment Enhancement in the Cash Management Variable Portfolio during the Right to Examine period and will allocate your money and the Payment Enhancement according to your instructions at the end of the applicable Right to Examine period. Currently, we do not put your money and the Payment Enhancement in the Cash Management Variable Portfolio during the Right to Examine period unless you allocate your money to it.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE POLARIS REWARDS PROGRAM AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS AND FOR SUBSEQUENT PURCHASE PAYMENTS.

ACCUMULATION UNITS

We determine the number of Accumulation Units credited to your contract by adding the Purchase Payment and Payment Enhancement, and dividing that amount, by the Accumulation Unit value for the specific Variable Portfolio.

EXAMPLE:

We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to Variable Portfolio A. If the Payment Enhancement is 4% of your Purchase Payment, we would add a Payment Enhancement of $1,000 to your contract. We determine that the value of an Accumulation Unit for Variable Portfolio A is $11.10 at Market Close on Wednesday. We then divide $26,000 by $11.10 and credit your contract on Wednesday with 2,342.3423 Accumulation Units for Variable Portfolio A.

Performance of the Variable Portfolios and the insurance charges under your contract affect Accumulation Unit values. These factors cause the value of your contract to go up and down.

DOLLAR COST AVERAGING FIXED ACCOUNTS

If you elect the Polaris Rewards program, you may not invest initial and/or subsequent Purchase Payments in the available DCA Fixed Accounts.

The following is added to the Optional Living Benefit section on page 19 of the prospectus:

        ----------------------------------------------------------------
        ----------------------------------------------------------------
                            OPTIONAL LIVING BENEFITS
        ----------------------------------------------------------------
        ----------------------------------------------------------------

The calculation of Eligible Purchase Payments does not include any Payment Enhancements under the Polaris Income Rewards, MarketLock For Life Plus, MarketLock, and MarketLock For Two features. However, Payment Enhancements are included in the calculation of Anniversary Values for the MarketLock For Life Plus, MarketLock, and MarketLock For Two features. Payment Enhancements also are not considered Purchase Payments and are not used in the calculation of the Benefit Base under the Capital Protector feature.

The following Appendix is added to the prospectus:
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    APPENDIX
                        POLARIS REWARDS PROGRAM EXAMPLES
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--------------------------------------------------------------------------------

I.  DEFERRED PAYMENT ENHANCEMENT

If you elect to participate in the Polaris Rewards Program at contract issue, we contribute at least 2% of each Purchase Payment to your contract for each Purchase Payment we receive as an Upfront Payment Enhancement. Any applicable Deferred Payment Enhancement is allocated to your contract on the corresponding Deferred Payment Enhancement Date and, if declared by the Company, is a percentage of your remaining Purchase Payment on the Deferred Payment Enhancement Date. Deferred Purchase Payment Enhancements are reduced proportionately by partial withdrawals of that Purchase Payment prior to the Deferred Payment Enhancement Date.

The examples that follow assume an initial Purchase Payment of $125,000 and that the Deferred Payment Enhancement is 1%.

For purposes of the example, the Deferred Payment Enhancement Date is the 9th anniversary of the Purchase Payment.

EXAMPLE 1 - NO WITHDRAWALS ARE MADE

     The Upfront Payment Enhancement allocated to your contract is $2,500 (2% of $125,000).

     On your 9th contract anniversary, the Deferred Payment Enhancement Date, your Deferred Payment Enhancement of $1,250 (1% of your remaining Purchase Payment or $125,000) will be allocated to your contract.

EXAMPLE 2 - WITHDRAWAL MADE PRIOR TO DEFERRED PAYMENT ENHANCEMENT DATE

     As in Example 1, your Upfront Payment Enhancement is $2,500.

     This example also assumes the following:

     1.  Your contract value on your 5th contract anniversary is $190,000.

     2.  You request a withdrawal of $75,000 on your 5th contract anniversary.

     3.  No subsequent Purchase Payments have been made.

     4.  No prior withdrawals have been taken.

On your 5th contract anniversary, your penalty-free earnings in the contract are $65,000 ($190,000 contract value less your $125,000 investment in the contract). Therefore, you are withdrawing $10,000 of your initial Purchase Payment. Your contract value will also be reduced by a $500 withdrawal charge on the $10,000 Purchase Payment (5% of $10,000). Your gross withdrawal is $75,500 of which $10,500 constitutes part of your Purchase Payment.

The withdrawal of $10,500 of your $125,000 Purchase Payment is a withdrawal of 8.4% of your Purchase Payment. Therefore, only 91.6%, or $114,500, of your initial Purchase Payment remains in your contract.

On your 9th contract anniversary, the Deferred Payment Enhancement Date, assuming no other transactions occur affecting the Purchase Payment, we allocate your Deferred Payment Enhancement of $1,145 (1% of your remaining Purchase Payment, $114,500) to your contract.

II.  90 DAY WINDOW

The following hypothetical examples assume that the Company is offering Upfront and Deferred Payment Enhancements in accordance with this chart at the time each Purchase Payment is received:

 -------------------------------------------------------------------------
                         UPFRONT     DEFERRED            DEFERRED
                         PAYMENT      PAYMENT             PAYMENT
                       ENHANCEMENT  ENHANCEMENT         ENHANCEMENT
  ENHANCEMENT LEVEL       RATE         RATE                DATE
 -------------------------------------------------------------------------
  Under $40,000            2%           0%       N/A
 -------------------------------------------------------------------------
  $40,000 - $99,999        4%           0%       N/A
 -------------------------------------------------------------------------
  $100,000 - $499,999      4%           1%       Nine years from the date
                                                 we receive each Purchase
                                                 Payment.
 -------------------------------------------------------------------------
  $500,000 - more          5%           1%       Nine years from the date
                                                 we receive each Purchase
                                                 Payment.
 -------------------------------------------------------------------------

Contracts issued with the Polaris Rewards feature after April 3, 2000, may be eligible for a "Look-Back Adjustment." As of the 90th day after your contract was issued, we will total your Purchase Payments remaining in your contract at that time, without considering any investment gain or loss in contract value on those Purchase Payments. If your total Purchase Payments bring you to an Enhancement Level which, as of the date we issued your contract, would have provided for a higher Upfront and/or Deferred Payment Enhancement Rate on each Purchase Payment, you will get the benefit of the Enhancement Rate(s) that were applicable to that higher Enhancement Level at the time your contract was issued.

This example assumes the following:

     1.  Above Enhancement Levels, Rates and Dates throughout the first 90 days.

     2.  No withdrawal in the first 90 days.

     3.  Initial Purchase Payment of $35,000 on December 1, 2000.

     4.  Subsequent Purchase Payment of $40,000 on January 15, 2001.

     5.  Subsequent Purchase Payment of $25,000 on January 30, 2001.

     6.  Subsequent Purchase Payment of $7,500 on February 12, 2001.

ENHANCEMENT AT THE TIME PURCHASE PAYMENTS ARE RECEIVED

 ---------------------------------------------------------------------------
                                                              DEFERRED
                     PURCHASE    UPFRONT     DEFERRED          PAYMENT
      DATE OF        PAYMENT     PAYMENT      PAYMENT        ENHANCEMENT
  PURCHASE PAYMENT    AMOUNT   ENHANCEMENT  ENHANCEMENT         DATE
 ---------------------------------------------------------------------------
 December 1, 2000    $35,000       2%           0%               N/A
 ---------------------------------------------------------------------------
 January 15, 2001    $40,000       4%           0%               N/A
 ---------------------------------------------------------------------------
 January 30, 2001    $25,000       4%           1%        January 30, 2010
 ---------------------------------------------------------------------------
 February 12, 2001    $7,500       4%           1%        February 12, 2010
 ---------------------------------------------------------------------------

ENHANCEMENT ADJUSTMENTS ON THE 90TH DAY FOLLOWING CONTRACT ISSUE

The sum of all Purchase Payments made in the first 90 days of the contract equals $107,500. According to the Enhancement Levels in effect at the time this contract was issued, a $107,500 Purchase Payment would have received a 4% Upfront Payment Enhancement and a 1% Deferred Payment Enhancement. Under the 90 Day Window provision all Purchase Payments made within those first 90 days would receive the benefit of the parameters in place at the time the contract was issued, as if all of the Purchase Payments were received on the date of issue. Thus, the first two Purchase Payments would be adjusted on the 90th day following contract issue, as follows:

 ---------------------------------------------------------------------------
                                                              DEFERRED
                     PURCHASE    UPFRONT     DEFERRED          PAYMENT
      DATE OF        PAYMENT     PAYMENT      PAYMENT        ENHANCEMENT
  PURCHASE PAYMENT    AMOUNT   ENHANCEMENT  ENHANCEMENT         DATE
 ---------------------------------------------------------------------------
 December 1, 2000    $35,000       4%           1%        December 1, 2009
 ---------------------------------------------------------------------------
 January 15, 2001    $40,000       4%           1%        January 15, 2010
 ---------------------------------------------------------------------------
 January 30, 2001    $25,000       4%           1%        January 30, 2010
 ---------------------------------------------------------------------------
 February 12, 2001    $7,500       4%           1%        February 12, 2010
 ---------------------------------------------------------------------------

Date: February 1, 2008

                Please keep this Supplement with your Prospectus

                       STATEMENT OF ADDITIONAL INFORMATION


                  Flexible Payment Deferred Annuity Contracts
                                    issued by


                    FIRST SUNAMERICA LIFE INSURANCE COMPANY
                               in connection with
                          FS VARIABLE SEPARATE ACCOUNT

                         Polaris II Variable Annuities



This Statement of Additional Information is not a prospectus; it should be read with the prospectus, dated February 1, 2008, relating to the annuity contracts described above. A copy of the prospectus may be obtained without charge by calling (800) 99NY-SUN or writing us at:


                     First SunAmerica Life Insurance Company
                             Annuity Service Center
                                 P.O. Box 54299
                       Los Angeles, California 90054-0299



             THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS


                                FEBRUARY 1, 2008

                                TABLE OF CONTENTS

                                                                                                    PAGE
                                                                                                    ----
Separate Account.................................................................................       3

General Account..................................................................................       4

Support Agreement Between the Company and AIG ...................................................       4

Master-Feeder Structure..........................................................................       4

Performance Data.................................................................................       4

Annuity Income Payments..........................................................................       8

Annuity Unit Values..............................................................................       9

Taxes............................................................................................      13

Distribution of Contracts........................................................................      21

Financial Statements.............................................................................      21

                                SEPARATE ACCOUNT

     FS Variable Separate Account ("Separate Account") was originally established by the First SunAmerica Life Insurance Company (the "Company") on September 9, 1994, pursuant to the provisions of New York law, as a segregated asset account of the Company. The Company is a direct wholly owned subsidiary of SunAmerica Life Insurance Company (the "Parent"), which is a wholly owned subsidiary of AIG Retirement Services, Inc. ("AIGRS") (formerly AIG SunAmerica Inc.), a wholly owned subsidiary of American International Group, Inc. ("AIG"). AIG is a holding company, which, through its subsidiaries, is engaged in a broad range of insurance and insurance-related activities in the United States and abroad. AIG's activities include general insurance and life insurance and retirement services, financial services and asset management. The Company is a New York-domiciled life insurance company principally engaged in the business of writing annuity contracts directed to the market for tax-deferred, long-term savings products. The Separate Account meets the definition of a "separate account" under the federal securities laws and is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision of the management of the Separate Account or the Company by the SEC.

     The assets of the Separate Account are the property of the Company. However, the assets of the Separate Account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains, or losses of the Company.

     The Separate Account is divided into Variable Portfolios, with the assets of each Variable Portfolio invested in the shares of one or more underlying investment portfolios ("Underlying Funds"). The Company does not guarantee the investment performance of the Separate Account, its Variable Portfolios or the Underlying Funds. Values allocated to the Separate Account and the amount of variable annuity income payments will vary with the values of shares of the Underlying Funds, and are also reduced by contract charges.

     The basic objective of a variable annuity contract is to provide variable annuity income payments which will be to some degree responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from various types of investments. The contract is designed to seek to accomplish this objective by providing that variable annuity income payments will reflect the investment performance of the Separate Account with respect to amounts allocated to it both before and after the Annuity Date. Since the Separate Account is always fully invested in shares of the Underlying Funds, its investment performance reflects the investment performance of those entities. The values of such shares held by the Separate Account fluctuate and are subject to the risks of changing economic conditions as well as the risk inherent in the ability of the Underlying Funds' management to make necessary changes in their funds to anticipate changes in economic conditions. Therefore, the owner bears the entire investment risk that the basic objectives of the contract may not be realized, and that the adverse effects of inflation may not be lessened. There can be no assurance that the aggregate amount of variable annuity income payments will equal or exceed the Purchase Payments made with respect to a particular account for the reasons described above, or because of the premature death of an Annuitant.

     Another important feature of the contract related to its basic objective is the Company's promise that the dollar amount of variable annuity income payments made during the lifetime of the Annuitant will not be adversely affected by the actual mortality experience of the Company or by the actual expenses incurred by the Company in excess of expense deductions provided for in the contract (although the Company does not guarantee the amounts of the variable annuity income payments).

                                GENERAL ACCOUNT

     The general account is made up of all of the general assets of the Company other than those allocated to the Separate Account or any other segregated asset account of the Company. Your contract may offer Fixed Account Guarantee Periods ("FAGP") to which you may allocate certain Purchase Payments or contract value. Available guarantee periods may be for different lengths of time (such as 1, 3 or 5 years) and may have different guaranteed interest rates. If you do not elect to participate in the Polaris Rewards program, We may also offer the specific Dollar Cost Averaging Fixed Accounts ("DCAFA"). Assets supporting amounts allocated to Fixed Accounts become part of the Company's general account assets and are available to fund the claims of all classes of customers of the Company, as well as of its creditors. Accordingly, all of the Company's assets held in the general account will be available to fund the Company's obligations under the contracts as well as such other claims.

     The Company will invest the assets of the general account in the manner chosen by the Company and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.


                  SUPPORT AGREEMENT BETWEEN THE COMPANY AND AIG


The Company has a support agreement in effect between the Company and AIG (the "Support Agreement"), pursuant to which AIG has agreed that AIG will cause the Company to maintain a policyholder's surplus of not less than $1,000,000 or such greater amount as shall be sufficient to enable the Company to perform its obligations under any policy issued by it. The Support Agreement also provides that if the Company needs funds not otherwise available to it to make timely payment of its obligations under policies issued by it, AIG will provide such funds at the request of the Company. The Support Agreement is not a direct or indirect guarantee by AIG to any person of any obligations of the Company. AIG may terminate the Support Agreement with respect to outstanding obligations of the Company only under circumstances where the Company attains, without the benefit of the Support Agreement, a financial strength rating equivalent to that held by the Company with the benefit of the Support Agreement. Policyholders have the right to cause the Company to enforce its rights against AIG and, if the Company fails or refuses to take timely action to enforce the Support Agreement or if the Company defaults in any claim or payment owed to such policyholder when due, have the right to enforce the Support Agreement directly against AIG on behalf of the Company.

                            MASTER-FEEDER STRUCTURE

Your contract may offer Variable Portfolios in a Master-Feeder Structure. The following underlying funds currently do not buy individual securities directly:
American Funds Global Growth SAST Portfolio, American Funds Growth SAST Portfolio, American Funds Growth-Income SAST Portfolio, and American Funds Asset Allocation SAST Portfolio (the "Feeder Funds"). Instead, each Feeder Fund invests all of its investment assets in a corresponding "Master Fund" of American Funds Insurance Series(R), managed by Capital Research and Management Company ("Capital Research").

Because each Feeder Fund invests all of its assets in a Master Fund, the investment adviser to the Feeder Funds, AIG SunAmerica Asset Management Company ("AIG SAAMCo") does not provide any portfolio management services for the Feeder Funds. AIG SAAMCo provides those services for the Feeder Funds that are normally provided by a fund's investment adviser with the exception of portfolio management. Such services include, but are not limited to: monitoring the ongoing investment performance of the Master Funds, monitoring the Feeder Funds' other service providers, facilitating the distribution of Master Fund shareholder materials to Feeder Fund shareholders and providing such other services as are necessary or appropriate to the efficient operation of the Feeder Funds with respect to their investment in the corresponding Master Funds. Pursuant to its investment advisory agreement with SunAmerica Series Trust, AIG SAAMCo will provide these services so long as a Feeder Fund is a "feeder fund" investing in a Master Fund.

AIG SAAMCo has contractually agreed to waive 0.70% of its advisory fee for so long as the Feeder Fund is operated as a feeder fund. Under the master-feeder structure, however, each Feeder Fund may withdraw its entire investment from its corresponding Master Fund if the Feeder Fund Board determines that it is in the best interests of the Feeder Fund and its shareholders to do so. If the Portfolio ceases to operate as a "feeder fund," AIG SAAMCo will serve as investment manager for the Feeder Fund.

The terms "Feeder Fund" and "Master Fund" as used in the Prospectus are used for ease of relevant disclosure. There are a number of differences between arrangements commonly referred to as master-feeder funds, and the investments by the Feeder Funds in the Master Funds described in the Prospectus. These differences include the following:

   o Master funds commonly are not registered under the Securities Act of 1933. The Master Funds in which the Feeder Funds invest are registered under the Securities Act of 1933;

   o Master funds commonly sign the feeder funds' registration statement and have certain Securities Act liability with respect to the feeder funds' offering. The Board of Trustees of the Master Funds do not sign the Feeder Funds' registration statement and, therefore, do not incur any liability for the Feeder Funds offering;

   o Advisory fees commonly are assessed by the master fund, but not by the feeder fund. The Master Funds and the Feeder Funds both have investment advisory fees. (However, as described above, AIG SAAMCo's advisory fee is solely attributable to administrative services, not portfolio management. Moreover, AIG SAAMCo has contractually agreed to waive certain Feeder Fund advisory fees for as long as the Feeder Funds invest in a Master Fund); and

   o Master funds commonly sell their shares only to feeder funds. The Master Funds in which the Feeder Funds invest also sell their shares to separate accounts of life insurance companies to fund variable annuity contracts and variable life insurance contracts issued by the companies.

                                PERFORMANCE DATA

     From time to time the Separate Account may advertise the Cash Management Portfolio's "yield" and "effective yield." Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the Cash Management Portfolio refers to the net income generated for a contract funded by an investment in the Portfolio (which invests in shares of the Cash Management Portfolio of SunAmerica Series Trust) over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Variable Portfolio is assumed to be reinvested at the end of each seven day period. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. Neither the yield nor the effective yield takes into consideration the effect of any capital changes that might have occurred during the seven day period, nor do they reflect the impact of any withdrawal charges. The impact of other recurring charges on both yield figures is, however, reflected in them to the same extent it would affect the yield (or effective yield) for a contract of average size.

     In addition, the Separate Account may advertise "total return" data for its other Variable Portfolios. A Variable Portfolio is a sub-account of the Separate Account which provides for the variable investment options available under the contract. Like the yield figures described above, total return figures are based on historical data and are not intended to indicate future performance. The "total return" is a computed rate of return that, when compounded annually over a stated period of time and applied to a hypothetical initial investment in a Variable Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period (assuming a complete redemption of the contract at the end of the period). Recurring contract charges are reflected in the total return figures in the same manner as they are reflected in the yield data for contracts funded through the Cash Management Portfolio. The effect of applicable withdrawal charges due to the assumed redemption will be reflected in the return figures, but may be omitted in additional return figures given for comparison.

     For periods starting prior to the date the Variable Portfolios first became available through the Separate Accounts the total return data for the Variable Portfolios of the Separate Account will be derived from the performance of the corresponding underlying funds of American Funds Insurance Series, Anchor Series Trust, Lord Abbett Series Fund, Inc., MTB Group of Funds, Principal Variable Contracts Fund, Inc., SunAmerica Series Trust and Van Kampen Life Investment Trust ("Trusts"), modified to reflect the charges and expenses as if the Separate Account Variable Portfolio had been in existence since the inception date of each of the Trusts' underlying funds. Thus, such performance figures should not be construed to be actual historic performance of the relevant Separate Account Variable Portfolio. Rather, they are intended to indicate the historical performance of the corresponding Variable Portfolios of the Trusts, adjusted to provide direct comparability to the performance of the Variable Portfolios after the date the Variable Portfolio became available with the Separate Account (which will reflect the effect of fees and charges imposed under the contracts). We commonly refer to these performance calculations as hypothetical adjusted historical returns. The Trusts have served since their inception as underlying investment media for separate accounts of other insurance companies in connection with variable contracts not having the same fee and charge schedules as those imposed under the contracts.

     Performance data for the various Variable Portfolios are computed in the manner described below.

CASH MANAGEMENT PORTFOLIO


     Current yield is computed by first determining the Base Period Return attributable to a hypothetical contract having a balance of one Accumulation Unit at the beginning of a 7 day period using the formula:

For contracts without the Polaris Rewards Program:

     Base Period Return = (EV-SV-CMF)/(SV)

For contracts with the Polaris Rewards Program:

     Base Period Return = (EV-SV-CMF+E)/(SV)
     where:

           SV = value of one Accumulation Unit at the start of a 7 day period

           EV = value of one Accumulation Unit at the end of the 7 day period

          CMF = an allocated portion of the $30 annual Contract Maintenance Fee, prorated for 7 days

            E = Premium Enhancement Rate, prorated for 7 days


     The change in the value of an Accumulation Unit during the 7 day period reflects the income received minus any expenses accrued, during such 7 day period. The Contract Maintenance Fee (CMF) is first allocated among the Variable Portfolios and the general account so that each Variable Portfolio's allocated portion of the fee is proportional to the percentage of the number of accounts that have money allocated to that Variable Portfolio. The fee is further reduced, for purposes of the yield computation, by multiplying it by the ratio that the value of the hypothetical contract bears to the value of an account of average size for contracts funded by the Cash Management Portfolio. Finally, as is done with the other charges discussed above, the result is multiplied by the fraction 7/365 to arrive at the portion attributable to the 7 day period.

     The current yield is then obtained by annualizing the Base Period Return:

          Current Yield = (Base Period Return) x (365/7)

     The Cash Management Portfolio also quotes an "effective yield" that differs from the current yield given above in that it takes into account the effect of dividend reinvestment in the underlying fund. The effective yield, like the current yield, is derived from the Base Period Return over a 7 day period. However, the effective yield accounts for dividend reinvestment by compounding the current yield according to the formula:

     Effective Yield = [(Base Period Return + 1) 365/7 - 1].

     Net investment income for yield quotation purposes will not include either realized capital gains and losses or unrealized appreciation and depreciation, whether reinvested or not. The yield quotations also do not reflect any impact of transfer fees or withdrawal charges.

     The yield quoted should not be considered a representation of the yield of the Cash Management Portfolio in the future since the yield is not fixed. Actual yields will depend not only on the type, quality and maturities of the investments held by the underlying fund and changes in interest rates on such investments, but also on factors such as an owner's account size (since the impact of fixed dollar charges will be greater for small accounts than for larger accounts).

     Yield information may be useful in reviewing the performance of the Cash Management Portfolio and for providing a basis for comparison with other investment alternatives. However, the Cash Management Portfolio's yield fluctuates, unlike bank deposits or other investments that typically pay a fixed yield for a stated period.

OTHER VARIABLE PORTFOLIOS

     The Variable Portfolios of the Separate Account compute their performance data as "total return".

     The total returns of the various Variable Portfolios since each Variable Portfolio's inception date are shown on the next pages, both with and without an assumed complete redemption at the end of the period. For Polaris II total returns for contracts without Polaris Rewards with complete redemption are on page 13 and total returns for contracts with Polaris Rewards with complete redemption are on page 16. For Polaris II, total returns for contracts without redemptions are on page 14.

     Standardized performance for the Variable Portfolios available in this contract reflect total returns using the method of computation discussed below:

- Using the seven year surrender charge schedule available on contracts issued without the Polaris Rewards Program. No enhancement is reflected under the calculation, as the Payment Enhancement is not available unless the Polaris Rewards Program is elected; AND

- Using the nine year surrender charge schedule available on contracts issued with the Polaris Rewards Program, including the minimum Upfront Payment Enhancement of 2% of Purchase Payments and calculating the value after redemption only based on the initial $1,000 Purchase Payment.

     We may, from time to time, advertise other variations of performance along with the standardized performance as described above. We may, in sales literature, show performance only applicable to one surrender charge schedule to a contract holder who has already purchased the contract with or without the Polaris Rewards Program. However, we will not report performance for the contract featuring the Polaris Rewards Program, unless net of withdrawal charges.

     These rates of return do not reflect election of any optional features. The rates of return would be lower if the features were included in the calculations. Total return figures are based on historical data and are not intended to indicate future performance.

     Total return for a Variable Portfolio represents a single computed annual rate of return that, when compounded annually over the time period shown and applied to a hypothetical initial investment in a contract funded by that Variable Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. The total rate of return (T) is computed so that it satisfies the formula:

     For contracts without the Polaris Rewards Program:
                  P(1+T)n = ERV

     For contracts with the Polaris Rewards Program:

                  [P(1+E)](1+T)n = ERV
         where:   P =  a hypothetical initial payment of $1,000
                  T =  average annual total return
                  n =  number of years
                  e =  Payment Enhancement Rate
               ERV  =  ending redeemable value of a hypothetical $1,000
                       payment made at the beginning of the 1, 5, or 10 year period as of the end of the period (or fractional portion thereof).

     The total return figures reflect the effect of both nonrecurring and recurring charges, as discussed herein. Recurring charges are taken into account in a manner similar to that used for the yield computations for the Cash Management Portfolio, described above. The applicable withdrawal charge (if any) is deducted as of the end of the period, to reflect the effect of the assumed complete redemption. Because the impact of Contract Maintenance Fees on a particular account will generally differ from that assumed in the computation, due to differences between most actual allocations and the assumed one, as well as differences due to varying account sizes, the total return experienced by an actual Variable Portfolio over the same time periods would generally have been different from those produced by the computation. As with the Cash Management Portfolio yield figures, total return figures are derived from historical data and are not intended to be a projection of future performance.

     FS Variable Separate Account also funds other contracts called First SunAmerica Advisor, Polaris Choice and WM Diversified Strategies III. Some of the Variable Portfolios in Polaris and Polaris II are also available in these contracts.

PORTFOLIO ALLOCATOR MODELS PERFORMANCE

Please note, certain broker-dealers offer asset allocation models or sample portfolios that are different from the Portfolio Allocator Models. The performance information described below for the Portfolio Allocator Models is also applicable to the asset allocation models and sample portfolios

The Separate Account also computes "total return" data for each of the Portfolio Allocator models. Each model is comprised of a combination of Variable Portfolios available under the contract using various asset classes based on historical asset class performance.

Total return for a Portfolio Allocator model represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical investment in a contract, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. It is assumed that the initial hypothetical investment is made on the model inception date and rebalanced in accordance with the model on each reevaluation date. The model inception date is the date when the model was first offered for investment.

The formula assumes that: (1) all recurring fees have been charged to the contract owner's accounts; (2) all applicable non-recurring charges are deducted at the beginning of the period in question; and (3) there will be a complete redemption at the end of the period in question.

                 P (1 + T) (n)  =  ERV

                 P   =    contract value at the beginning of period n

                 T   =    average annual total return for the period in question

                 n = number of years, either 1-year, 5-year, or 10-year period in question (or fractional period thereof). For a period less than one year, n is equal to 1.

                 ERV = redeemable value (as of the end of the stated period in question) of a hypothetical investment made on the inception date of the model. The initial investment is allocated to the specific portfolios in the applicable model based on the stated percentages applicable during that time and it is reallocated on the reevaluation date of March 31. Ending redeemable value is calculated based on the sum of units and ending unit value of each portfolio at the time of redemption.
                            ANNUITY INCOME PAYMENTS

INITIAL MONTHLY ANNUITY INCOME PAYMENTS

     The initial annuity income payment is determined by applying separately that portion of the contract value allocated to the Fixed Accounts and the Variable Portfolio(s) and then applying it to the annuity table specified in the contract for fixed and variable annuity income payments. Those tables are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified Contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated second person, if any.

     The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly annuity income payment. In the case of a variable annuity, that amount is divided by the value of an Annuity Unit as of the Annuity Date to establish the number of Annuity Units representing each variable annuity income payment. The number of Annuity Units determined for the first variable annuity income payment remains constant for the second and subsequent monthly variable annuity income payments, assuming that no reallocation of contract values is made.

SUBSEQUENT MONTHLY ANNUITY INCOME PAYMENTS

     For fixed annuity income payments, the amount of the second and each subsequent monthly annuity income payment is the same as that determined above for the first monthly annuity income payment.

     For variable annuity income payments, the amount of the second and each subsequent monthly annuity income payment is determined by multiplying the number of Annuity Units, as determined in connection with the determination of the initial monthly annuity income payment, above, by the Annuity Unit value as of the day preceding the date on which each annuity income payment is due.


                               ANNUITY UNIT VALUES

     The value of an Annuity Unit is determined independently for each Variable Portfolio.

     The annuity tables contained in the contract are based on a 3.5% per annum assumed investment rate. If the actual net investment rate experienced by a Variable Portfolio exceed 3.5%, variable annuity income payments derived from allocations to that Variable Portfolio will increase over time. Conversely, if the actual rate is less than 3.5%, variable annuity income payments will decrease over time. If the net investment rate equals 3.5%, the variable annuity income payments will remain constant. If a higher assumed investment rate had been used, the initial monthly payment would be higher, but the actual net investment rate would also have to be higher in order for income payments to increase (or not to decrease).

     The payee receives the value of a fixed number of Annuity Units each month. The value of a fixed number of Annuity Units will reflect the investment performance of the Variable Portfolios elected, and the amount of each annuity income payment will vary accordingly.

     For each Variable Portfolio, the value of an Annuity Unit is determined by multiplying the Annuity Unit value for the preceding month by the Net Investment Factor for the month for which the Annuity Unit value is being calculated. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 3.5% per annum which is assumed in the annuity tables contained in the contract.

NET INVESTMENT FACTOR

     The Net Investment Factor ("NIF") is an index applied to measure the net investment performance of a Variable Portfolio from one day to the next. The NIF may be greater or less than or equal to one; therefore, the value of an Annuity Unit may increase, decrease or remain the same.

     The NIF for any Variable Portfolio for a certain month is determined by dividing (a) by (b) where:

     (a) is the Accumulation Unit value of the Variable Portfolio determined as of the end of that month, and

     (b) is the Accumulation Unit value of the Variable Portfolio determined as of the end of the preceding month.

     The NIF for a Variable Portfolio for a given month is a measure of the net investment performance of the Variable Portfolio from the end of the prior month to the end of the given month. A NIF of 1.000 results in no change; a NIF greater than 1.000 results in an increase; and a NIF less than 1.000 results in a decrease. The NIF is increased (or decreased) in accordance with the increases (or decreases, respectively) in the value of a share of the underlying fund in which the Variable Portfolio invests; it is also reduced by Separate Account asset charges.

     Illustrative Example

     Assume that one share of a given Variable Portfolio had an Accumulation Unit value of $11.46 as of the close of the New York Stock Exchange ("NYSE") on the last business day in September; that its Accumulation Unit value had been $11.44 at the close of the NYSE on the last business day at the end of the previous month. The NIF for the month of September is:

                           NIF = ($11.46/$11.44)

                               = 1.00174825

     Illustrative Example

     The change in Annuity Unit value for a Variable Portfolio from one month to the next is determined in part by multiplying the Annuity Unit value at the prior month end by the NIF for that Variable Portfolio for the new month. In addition, however, the result of that computation must also be multiplied by an additional factor that takes into account, and neutralizes, the assumed investment rate of 3.5 percent per annum upon which the income payment tables are based. For example, if the net investment rate for a Variable Portfolio (reflected in the NIF) were equal to the assumed investment rate, the variable income payments should remain constant (i.e., the Annuity Unit value should not change). The monthly factor that neutralizes the assumed investment rate of 3.5 percent per annum is:

                  1/[(1.035)(1/12) ] = 0.99713732

     In the example given above, if the Annuity Unit value for the Variable Portfolio was $10.103523 on the last business day in August, the Annuity Unit value on the last business day in September would have been:

                $10.103523 x 1.00174825 x 0.99713732 = $10.092213

     To determine the initial payment, the initial annuity income payment for variable annuitization is calculated based on our mortality expectations and an assumed interest rate (AIR) of 3.5%. Thus the initial variable annuity income payment is the same as the initial payment for a fixed interest payout annuity calculated at an effective rate of 3.5%.

     The NIF measures the performance of the funds that are basis for the amount of future annuity income payments. This performance is compared to the AIR, and if the growth in the NIF is the same as the AIR rate the payment remains the same as the prior month. If the rate of growth of the NIF is different than the AIR, then the payment is changed proportionately to the ratio (1+NIF) / (1+AIR), calculated on a monthly basis. If the NIF is greater than the AIR, then this proportion is less that one and payments are decreased.

VARIABLE ANNUITY INCOME PAYMENTS

     Illustrative Example

     Assume that a male owner, P, owns a contract in connection with which P has allocated all of his contract value to a single Variable Portfolio. P is also the sole Annuitant and, at age 60, has elected to annuitize his contract under Option 4, a Life Annuity With 120 Monthly Payments Guaranteed. As of the last valuation preceding the Annuity Date, P's Account was credited with 7543.2456 Accumulation Units each having a value of $15.432655, (i.e., P's account value is equal to 7543.2456 x $15.432655 = $116,412.31). Assume also that the Annuity Unit value for the Variable Portfolio on that same date is $13.256932, and that the Annuity Unit value on the day immediately prior to the second annuity income payment date is $13.327695.

     P's first variable annuity income payment is determined from the annuity rate tables in P's contract, using the information assumed above. From the tables, which supply monthly annuity income payments for each $1,000 of applied contract value, P's first variable annuity income payment is determined by multiplying the monthly installment of $5.42 (Option 4 tables, male Annuitant age 60 at the Annuity Date) by the result of dividing P's account value by $1,000:

             First Payment = $5.42 x ($116,412.31/$1,000) = $630.95

     The number of P's Annuity Units (which will be fixed; i.e., it will not change unless he transfers his Account to another Account) is also determined at this time and is equal to the amount of the first variable annuity income payment divided by the value of an Annuity Unit on the day immediately prior to annuitization:

                 Annuity Units = $630.95/$13.256932 = 47.593968

     P's second variable income payment is determined by multiplying the number of Annuity Units by the Annuity Unit value as of the day immediately prior to the second payment due date:

                Second Payment = 47.593968 x $13.327695 = $634.32

     The third and subsequent variable annuity income payments are computed in a manner similar to the second variable annuity income payment.

     Note that the amount of the first variable annuity income payment depends on the contract value in the relevant Variable Portfolio on the Annuity Date and thus reflects the investment performance of the Variable Portfolio net of fees and charges during the Accumulation Phase. The amount of that payment determines the number of Annuity Units, which will remain constant during the Income Phase (assuming no transfers from the Variable Portfolio). The net investment performance of the Variable Portfolio during the Income Phase is reflected in continuing changes during this phase in the Annuity Unit value, which determines the amounts of the second and subsequent variable annuity income payments.

                                      TAXES

GENERAL

Note: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances.

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code" or "IRC") governs taxation of annuities in general. An owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a non-annuity distribution or as income payments under the annuity option elected. For a lump-sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a withdrawal (partial redemption), federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. A different rule applies to Purchase Payments made (including, if applicable, in the case of a contract issued in exchange for a prior contract) prior to August 14, 1982. Those Purchase Payments are considered withdrawn first for federal income tax purposes, followed by earnings on those Purchase Payments. For Non-qualified contracts, the cost basis is generally the Purchase Payments. The taxable portion of the lump-sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.

If you purchase your contract under a pension plan, a specially sponsored employer program, as an individual retirement annuity, or under an individual retirement account, your contract is referred to as a Qualified Contract. Examples of Qualified plans or arrangements are: Individual Retirement Annuities and Individual Retirement Accounts (IRAs), Roth IRAs, Tax-Sheltered Annuities (also referred to as 403(b) annuities or 403(b) contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans), pension and profit sharing plans including 401(k) plans, and governmental 457(b) plans. Typically, for employer plans and tax-deductible IRA contributions, you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract. However, you normally will have a cost basis in a Roth IRA, a Roth 403(b) or a Roth 401(k) account, and you may have cost basis in a traditional IRA or in another Qualified Contract.

For annuity income payments, the portion of each payment that is in excess of the exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (if any, and adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.

WITHHOLDING TAX ON DISTRIBUTIONS

Generally, you have not paid any federal taxes on the Purchase Payments used to buy a Qualified contract. As a result, most amounts withdrawn from the contract or received as income payments will be taxable income. Exceptions to this general rule include withdrawals attributable to after-tax Roth IRA, Roth 403(b), and Roth 401(k) contributions. Withdrawals from Roth IRAs are generally treated for federal tax purposes as coming first from the Roth contributions that have already been taxed, and as entirely tax free. Withdrawals from Roth 403(b) and Roth 401(k) accounts, and withdrawals generally from Qualified Contracts, are treated generally as coming pro-rata from amounts that already have been taxed and amounts that are taxed upon withdrawal. Withdrawals from Roth IRA, Roth 403(b) and Roth 401(k) accounts which satisfy certain qualification requirements, including at least five years in a Roth account under the plan or IRA and either attainment of age 59 1/2, death or disability (or, if an IRA for the purchase of a first home), will not be subject to federal income taxation.

The taxable portion of any withdrawal or income payment from a Qualified Contract will be subject to an additional 10% federal penalty tax, under the IRC, except in the following circumstances:

o  after attainment of age 59 1/2;

o  when paid to your beneficiary after you die;

o  after you become disabled (as defined in the IRC) ;

o as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;

o payments to employees after separation from service after attainment of age 55 (does not apply to IRAs);

o  dividends paid with respect to stock of a corporation described in IRC
   Section 404(k);

o for payment of medical expenses to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care;

o payments to alternate payees pursuant to a qualified domestic relations order (does not apply to IRAs);

o for payment of health insurance if you are unemployed and meet certain requirements;

o  distributions from IRAs for higher education expenses;

o  distributions from IRAs for first home purchases;

o amounts distributed from a Code Section 457(b) plan other than amounts representing rollovers from an IRA or employer sponsored plan to which the 10% penalty would otherwise apply.

The Pension Protection Act of 2006 created other distribution events and exemptions from the 10% early withdrawal penalty tax. These include payments to certain reservists called up for active duty between September 11, 2001 and December 31, 2007 and payments up to $3,000 per year for health, life and accident insurance by certain retired public safety officers which are federal tax-free.

The Code generally requires the Company (or, in some cases, a plan administrator) to withhold federal tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from contracts issued under certain types of Qualified plans, not including IRAs, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" or transferred to another eligible plan in a direct "trustee-to- trustee" transfer. This requirement is mandatory and cannot be waived by the owner. Withholding on other types of distributions, including distributions from IRAs can be waived.

An "eligible rollover distribution" is the taxable portion of any amount received by a covered employee from a traditional IRA or retirement plan qualified under Sections 401 or 403 or, if from a plan of a governmental employer, under Section 457(b) of the Code, or from a tax-sheltered annuity qualified under Section 403(b) of the Code other than (1) substantially equal periodic payments calculated using the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee and his or her designated Beneficiary, or for a specified period of ten years or more; (2) financial hardship withdrawals; and (3) minimum distributions required to be made under the Code. Failure to "roll over" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a federal penalty tax on premature withdrawals, described later in this section.

Only (1) the participant, or, (2) in the case of the participant's death, the participant's surviving spouse, or (3) in the case of a domestic relations order, the participant's spouse or ex-spouse may roll over a distribution into a plan of the participant's own. An exception to this rule is that a non-spousal beneficiary may, subject to plan provisions, roll inherited funds from an eligible retirement plan into a Beneficiary IRA. A Beneficiary IRA is an IRA created for the sole purpose of receiving funds inherited by non-spousal beneficiaries of eligible retirement plans. The distribution must be transferred to the Beneficiary IRA in a direct "trustee-to-trustee" transfer. Beneficiary IRAs must meet the distribution requirements relating to IRAs inherited by non-spousal beneficiaries under Code sections 408(a)(6) and (b)(3) and 401(a)(9).

Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

DIVERSIFICATION - SEPARATE ACCOUNT INVESTMENTS

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of Non-Qualified variable annuity contracts. These requirements generally do not apply to Qualified Contracts, which are considered "Pension Plan Contracts" for purposes of these Code requirements. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of any payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts, such as your contract, meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued regulations which establish diversification requirements for the investment portfolios underlying variable contracts such as the contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations an investment portfolio will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

NON-NATURAL OWNERS

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

MULTIPLE CONTRACTS

The Code provides that multiple Non-Qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the federal tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. (However, they may be treated as issued on the issue date of the contract being exchanged, for certain purposes, including for determining whether the contract is an immediate annuity contract.) Owners should consult a tax adviser prior to purchasing more than one Non-qualified annuity contract from the same issuer in any calendar year.

TAX TREATMENT OF ASSIGNMENTS OF QUALIFIED CONTRACTS

Generally, a Qualified contract, including an IRA, may not be assigned or pledged. One exception to this rule is if the assignment is part of a permitted loan program under an employer-sponsored plan or pursuant to a qualified domestic relations order meeting the requirements of the plan or arrangement under which the contract is issued (or, in the case of an IRA, pursuant to a decree of divorce or separation maintenance or a written instrument incident to such decree.)

TAX TREATMENT OF GIFTING, ASSIGNING OR TRANSFERRING OWNERSHIP OF A NON-QUALIFIED CONTRACT

Under IRC Section 72(e)(4)(c), if you transfer ownership of your Non-Qualified Contract to a person other than your spouse (or former spouse if incident to divorce) for less than adequate consideration you will be taxed on the earnings above the purchase payments at the time of transfer. If you transfer ownership of your Non-Qualified Contract and receive payment less than the Contract's value, you will also be liable for the tax on the Contract's value above your purchase payments not previously withdrawn.

The new Contract owner's purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.

FEDERAL WITHDRAWAL RESTRICTIONS FROM QUALIFIED CONTRACTS

The IRC limits the withdrawal of Purchase Payments from certain Tax-Sheltered Annuities (TSAs) and certain other Qualified contracts. Withdrawals can only be made when an owner: (1) reaches age 59 1/2 (70 1/2 in the case of Section 457(b) Plans); (2) separates from employment from the employer sponsoring the plan; (3) dies; (4) becomes disabled (as defined in the IRC) (does not apply to section 457(b) plans); or (5) experiences a financial hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. Transfers of amounts from one Qualified contract to another investment option under the same plan, or in the case of a 403(b) plan or program, to another contract or account of the same plan type or from a Qualified Plan to a state defined benefit plan to purchase service credits are not considered distributions, and thus are not subject to these withdrawal limitations. Such transfers may, however, be subject to limitations under the annuity contract or Plan. The Department of the Treasury published proposed 403(b) regulations on November 16, 2004. These Treasury regulations, when issued in final form, could affect or limit contractual rights, including but not limited to the right to transfer amounts to another provider.


PARTIAL 1035 EXCHANGES OF NON-QUALIFIED ANNUITIES

Section 1035 of the Code provides that a Non-qualified annuity contract may be exchanged in a tax-free transaction for another Non-qualified annuity contract. Historically, it was generally understood that only the exchange of an entire annuity contract, as opposed to a partial exchange, would be respected by the IRS as a tax-free exchange. In 1998, the U.S. Tax Court ruled that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a tax-free exchange. In 1999, the IRS acquiesced in that Tax Court decision, but stated that it would nonetheless continue to challenge partial exchange transactions under certain circumstances. In Notice 2003-51, published on July 9, 2003, the IRS announced that, pending the publication of final regulations, it will consider all the facts and circumstances to determine whether a partial exchange and subsequent withdrawal from, or surrender of, either the surviving annuity contract or the new annuity contract within 24 months of the partial exchange should be treated as an integrated transaction, and thus whether the two contracts should be treated as a single contract to determine the tax treatment of the surrender or withdrawal under Section 72 of the Code. Although Notice 2003-51 and the IRS's acquiescence in the Tax Court decision indicate that the IRS will respect partial exchanges of annuity contracts under certain circumstances, uncertainty remains, and owners should seek their own tax advice regarding such transactions and the tax risks associated with subsequent surrenders or withdrawals.

QUALIFIED PLANS

The contracts offered by this prospectus are designed to be available for use under various types of Qualified plans. Taxation of owners in each Qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners and Beneficiaries are cautioned that benefits under a Qualified plan may be subject to limitations under the IRC and the employer-sponsored plan, in addition to the terms and conditions of the contracts issued pursuant to the plan.

Following are general descriptions of the types of Qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding Qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a Qualified plan.

Contracts issued pursuant to Qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this prospectus. Generally, contracts issued pursuant to Qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain contractual withdrawal penalties and restrictions may apply to surrenders from Qualified contracts.

(a) Plans of Self-Employed Individuals: "H.R. 10 Plans"

Section 401 of the Code permits self-employed individuals to establish Qualified plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" Plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on these plans, such as: amounts of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(b) Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, education and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code.

One of these limits, on the amount that the employee may contribute on a voluntary basis, is imposed by the annuity contract as well as by the Code. That limit for 2007 is the lesser of 100% of includible compensation or $15,500. The limit may be increased by up to $3,000 for certain employees with at least fifteen years of full-time equivalent service with an eligible employer, and by an additional $5,000 in 2007 for employees age 50 or older, provided that other applicable requirements are satisfied. Total combined employer and employee contributions for 2007 may not exceed the lesser of $45,000 or 100% of compensation. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an Investment.

(c) Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as a traditional "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. The ability to deduct an IRA contribution to a traditional IRA is subject to limits based upon income levels, retirement plan participation status, and other factors. The maximum IRA (traditional and/or Roth) contribution for 2007 is the lesser of $4,000 or 100% of compensation. Individuals age 50 or older may be able to contribute an additional $1,000 in 2007. IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

If neither the Owner or the Owner's spouse is covered by an employer retirement plan, the IRA contribution may be fully deductible. If the Owner, or if filing jointly, the Owner or spouse, is covered by an employer retirement plan, the Owner may be entitled to only a partial (reduced) deduction or no deduction at all, depending on adjusted gross income, The rules concerning what constitutes "coverage" are complex and purchasers should consult their tax advisor or Internal Revenue Service Publication 590 for more details. The effect of income on the deduction, is sometimes called the adjusted gross income limitation (AGI limit). A modified AGI at or below a certain threshold level allows a full deduction of contributions regardless of coverage under an employer's plan. If you and your spouse are filing jointly and have a modified AGI of less than $83,000, your contribution may be fully deductible; if your income is between $83,000 and $93,000, your contribution may be partially deductible and if your income is $93,000 or more, your contribution may not be deductible. If you are single and your income is less than $52,000, your contribution may be fully deductible; if your income is between $93,000 and $103,000, your contribution may be partially deductible and if your income is $103,000 or more, your contribution may not be deductible. If you are married filing separately and you lived with your spouse at anytime during the year, and your income exceeds $10,000, none of your contribution may be deductible.

(d) Roth IRAs

Section 408(A) of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Contributions to a Roth IRA are not deductible but distributions are tax-free if certain requirements are satisfied. The maximum IRA (traditional and/or Roth) contribution for 2007 is the lesser of $4,000 or 100% of compensation. Individuals age 50 or older may be able to contribute an additional $1,000 in 2007. Unlike traditional IRAs, to which everyone can contribute even if they cannot deduct the full contribution, Roth IRAs have income limitations on who can establish such a contract. Generally, you can contribute to a Roth IRA if you have taxable compensation and your modified adjusted gross income is less than: $166,000 for married filing jointly or qualifying widow(er), $10,000 for married filing separately and you lived with your spouse at any time during the year, and $114,000 for single, head of household, or married filing separately and you did not live with your spouse at any time during the year. Certain persons may be eligible to convert a traditional IRA into a Roth IRA.

Conversions into Roth IRAs normally require taxes to be paid on any previously untaxed amounts included in the amount converted. If the Contracts are made available for use with Roth IRAs, they may be subject to special requirements imposed by the Internal Revenue Service ("IRS"). Purchasers of the Contracts for this purpose will be provided with such supplementary information as may be required by the IRS or other appropriate agency.

(e) Pension and Profit-Sharing Plans

Section 401(a) of the Code permits certain employers to establish various types of retirement plans, including 401(k) plans, for employees. However, governmental employers may not establish new 401(k) plans. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(f) Deferred Compensation Plans - Section 457(b)

Under Section 457(b) of the Code, governmental and certain other tax-exempt employers may establish, for the benefit of their employees, deferred compensation plans, which may invest in annuity contracts. The Code, as in the case of employer sponsored retirement plans generally establishes limitations and restrictions on eligibility, contributions and distributions. Under these plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan. Funds in a non-governmental 457(b) plan remain assets of the employer and are subject to claims by the creditors of the employer. As of January 1, 1999, all 457(b) plans of state and local governments must hold assets and income in a qualifying trust, custodial account, or annuity contract for the exclusive benefit of participants and their Beneficiaries.

ECONOMIC GROWTH AND TAX RELIEF RECONCILIATION ACT OF 2001 AND PENSION PROTECTION ACT OF 2006

For tax years beginning in 2002, the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) expanded the range of eligible tax-free rollover distributions that may be made among qualified plans and increased contribution limits applicable to these plans. The changes made to the IRC by EGTRRA were scheduled to expire on December 31, 2010. The Pension Protection Act of 2006 made permanent those provisions of EGTRRA relating to IRAs and employer sponsored plans.

                            DISTRIBUTION OF CONTRACTS

     The contracts are offered on a continuous basis through the distributor for the Separate Account, AIG SunAmerica Capital Services, Inc., located at Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311-4992. AIG SunAmerica Capital Services, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, formerly known as the National Association of Securities Dealers, Inc. The Company and AIG SunAmerica Capital Services, Inc. are each an indirect wholly owned subsidiary of AIG Retirement Services, Inc. No underwriting fees are paid in connection with the distribution of the contracts.


                              FINANCIAL STATEMENTS


     The following financial statements of FS Variable Separate Account and financial statements of First SunAmerica Life Insurance Company are incorporated by reference to Form N-4, Post-Effective Amendment No. 30 under the Securities Act of 1933 and Amendment No. 32 under the Investment Company Act of 1940, File Nos. 033-85014 and 811-08810, filed on April 30, 2007, Accession No. 0000950124-07-002496:

FS Variable Separate Account

     -   Report of Independent Registered Public Accounting Firm

     -   Statement of Assets and Liabilities as of December 31, 2006

     -   Schedule of Portfolio Investments as of December 31, 2006

     -   Statement of Operations for the year ended December 31, 2006

     - Statement of Changes in Net Assets for the years ended December 31, 2006 and 2005

     -   Notes to Financial Statements


First SunAmerica Life Insurance Company

     -   Report of Independent Registered Public Accounting Firm

     -   Balance Sheet as of December 31, 2006 and 2005

     - Statement of Income and Comprehensive Income for the years ended December 31, 2006, 2005 and 2004

     - Statement of Cash Flows for the years ended December 31, 2006, 2005 and 2004

     -   Notes to Financial Statements

Financial statements (unaudited) of First SunAmerica Life Insurance Company at September 30, 2007 and December 31, 2006, and for the nine months ended September 30, 2007 and 2006, and financial statements (unaudited) for FS Variable Separate Account at September 30, 2007 and for the nine months ended September 30, 2007, are included herein.

The financial statements of the Company should be considered only as bearing on the ability of the Company to meet its obligation under the contracts.

PricewaterhouseCoopers LLP, 350 South Grand Avenue, Los Angeles, California 90071, serves as the independent registered public accounting firm for the Separate Account and the Company. The audited financial statements referred to above are incorporated by reference in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                        INDEX TO THE FINANCIAL STATEMENTS

                                                                            Page
                                                                         Number(s)
                                                                         ---------
Balance Sheet (Unaudited) - September 30, 2007 and December 31, 2006         1
Statement of Income and Comprehensive Income (Loss) (Unaudited) - Nine
   Months Ended September 30, 2007 and 2006                                2 to 3
Statement of Cash Flows (Unaudited) - Nine Months Ended
   September 30, 2007 and 2006                                             4 to 5
Notes to Financial Statements (Unaudited)                                  6 to 8

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                                  BALANCE SHEET
                                   (Unaudited)

                                                                           September 30,   December 31,
                                                                                2007           2006
                                                                           -------------   ------------
                                                                                  (in thousands)
ASSETS
Investments and cash:
   Cash and short-term investments                                          $  118,168      $  108,236
   Bonds, notes and redeemable preferred stocks available for sale, at fair value (amortized cost: September 30, 2007, $4,921,215;
      December 31, 2006, $4,392,946)                                         4,800,899       4,371,073
   Mortgage loans                                                              449,715         401,855
   Policy loans                                                                 26,425          29,359
   Securities lending collateral, at fair value (cost: September 30,
      2007, $1,848,840; December 31, 2006, $1,176,064)                       1,805,771       1,176,064
                                                                            ----------      ----------
   Total investments and cash                                                7,200,978       6,086,587
Variable annuity assets held in separate accounts                              737,381         639,658
Accrued investment income                                                       47,546          41,708
Deferred acquisition costs                                                     306,216         239,287
Other deferred expenses                                                         84,164          61,876
Income taxes currently receivable from Parent                                    1,624          11,528
Deferred tax asset                                                               6,417              --
Other assets                                                                     3,499          11,718
                                                                            ----------      ----------
TOTAL ASSETS                                                                $8,387,825      $7,092,362
                                                                            ==========      ==========
LIABILITIES AND SHAREHOLDER'S EQUITY
Reserves, payables and accrued liabilities:
   Reserves for fixed annuity and fixed accounts of variable annuity
      contracts                                                             $5,005,773      $4,422,165
   Reserves for universal life insurance contracts                             202,147         210,149
   Securities lending payable                                                1,848,840       1,176,064
   Payable to brokers                                                            2,405           6,020
   Other liabilities                                                            45,187          46,822
                                                                            ----------      ----------
Total reserves, payables and accrued liabilities                             7,104,352       5,861,220
Variable annuity liabilities related to separate accounts                      737,381         639,658
Deferred income taxes                                                               --          19,818
                                                                            ----------      ----------
Total liabilities                                                            7,841,733       6,520,696
                                                                            ----------      ----------
Shareholder's equity:
   Common stock                                                                  3,000           3,000
   Additional paid-in capital                                                  392,894         389,629
   Retained earnings                                                           208,847         185,129
   Accumulated other comprehensive loss                                        (58,649)         (6,092)
                                                                            ----------      ----------
Total shareholder's equity                                                     546,092         571,666
                                                                            ----------      ----------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                                  $8,387,825      $7,092,362
                                                                            ==========      ==========

                 See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
               STATEMENT OF INCOME AND COMPREHENSIVE INCOME (LOSS)
              For the nine months ended September 30, 2007 and 2006
                                   (Unaudited)

                                                                                   2007       2006
                                                                                 --------   --------
                                                                                    (in thousands)
REVENUES
   Fee income:
      Variable annuity policy fees                                               $ 11,416   $  8,921
      Universal life insurance policy fees, net of reinsurance                      4,021      4,231
      Surrender charges                                                             6,466      5,209
                                                                                 --------   --------
   Total fee income                                                                21,903     18,361
   Premiums on reinsurance contract                                                    --     64,926
   Investment income                                                              222,271    182,520
   Net realized investment loss                                                   (27,139)   (13,150)
                                                                                 --------   --------
Total revenues                                                                    217,035    252,657
                                                                                 --------   --------
BENEFITS AND EXPENSES
   Interest expense:
      Fixed annuity and fixed accounts of variable annuity contracts              118,827     95,018
      Universal life insurance contracts                                            7,244      7,623
                                                                                 --------   --------
   Total interest expense                                                         126,071    102,641
   Amortization of bonus interest                                                   7,643      4,339
   Amortization of deferred acquisition costs                                      27,630     25,260
   Claims on universal life insurance contracts, net of reinsurance recoveries      2,003      3,248
   Claims on reinsurance contract                                                      --     21,008
   Guaranteed benefits                                                                809        433
   General and administrative expenses                                              9,523      8,061
   Annual commissions                                                               1,253        962
   Commissions on reinsurance contract                                                 --     29,981
                                                                                 --------   --------
Total benefits and expenses                                                       174,932    195,933
                                                                                 --------   --------
PRETAX INCOME                                                                      42,103     56,724
Income tax expense                                                                 18,385     19,733
                                                                                 --------   --------
NET INCOME                                                                       $ 23,718   $ 36,991
                                                                                 --------   --------

                 See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
         STATEMENT OF INCOME AND COMPREHENSIVE INCOME (LOSS) (Continued)
              For the nine months ended September 30, 2007 and 2006
                                   (Unaudited)

                                                                                       2007       2006
                                                                                    ---------   -------
                                                                                       (in thousands)
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Net unrealized loss on debt and equity securities available for sale and securities lending collateral identified in the current period, less
   related amortization of deferred acquisition costs and other deferred expenses   $(113,002)  $(3,677)
Reclassification adjustment for net realized loss included in net income               25,490     1,284
Income tax benefit                                                                     34,955       837
                                                                                    ---------   -------
OTHER COMPREHENSIVE LOSS                                                              (52,557)   (1,556)
                                                                                    ---------   -------
COMPREHENSIVE INCOME  (LOSS)                                                        $ (28,839)  $35,435
                                                                                    =========   =======

                 See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                             STATEMENT OF CASH FLOWS
              For the nine months ended September 30, 2007 and 2006
                                   (Unaudited)

                                                             2007          2006
                                                         -----------   -----------
                                                               (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                               $    23,718   $    36,991
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Interest credited to:
      Fixed annuity contracts                                118,827        95,018
      Universal life insurance contracts                       7,244         7,623
   Net realized investment loss                               27,139        13,150
   Amortization of net premiums on investments                 2,905         3,101
   Amortization of deferred acquisition costs and
      other deferred expenses                                 35,273        29,599
   Acquisition costs deferred                                (51,564)      (43,060)
   Provision for deferred income taxes                         8,720         1,643
   Change in:
      Accrued investment income                               (5,838)       (6,654)
      Income taxes currently payable to/receivable
         from Parent                                           9,904        (6,782)
      Other assets                                             8,219        (3,847)
      Other liabilities                                       (3,504)        5,021
   Other, net                                                 (1,959)        4,425
                                                         -----------   -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                    179,084       136,228
                                                         -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of:
   Bonds, notes and redeemable preferred stocks           (1,100,246)   (1,179,169)
   Mortgage loans                                            (90,497)      (33,569)
Sales of:
   Bonds, notes and redeemable preferred stocks              389,631       532,196
   Common stocks                                                  --           697
Redemptions and maturities of:
   Bonds, notes and redeemable preferred stocks              156,224       187,935
   Mortgage loans                                             42,692        15,960
   Other investments, excluding short-term investments         2,001           109
Change in securities lending collateral                     (676,621)     (328,985)
                                                         -----------   -----------
NET CASH USED IN INVESTING ACTIVITIES                    $(1,276,816)  $  (804,826)
                                                         -----------   -----------

                See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                       STATEMENT OF CASH FLOWS (Continued)
              For the nine months ended September 30, 2007 and 2006
                                   (Unaudited)

                                                          2007         2006
                                                       ----------   ---------
                                                           (in thousands)
CASH FLOWS FROM FINANCING ACTIVITIES:
Deposits received on:
   Fixed annuity contracts                             $  826,553   $ 734,978
   Universal life insurance contracts                       5,253       5,676
Net exchanges from the fixed accounts of variable
   annuity contracts                                      (29,761)    (23,584)
Withdrawal payments on:
   Fixed annuity contracts                               (277,546)   (238,352)
   Universal life insurance contracts                      (7,763)     (5,783)
Claims and annuity payments, net of reinsurance, on:
   Fixed annuity contracts                                (74,222)    (58,236)
   Universal life insurance contracts                     (10,891)    (17,466)
Change in securities lending payable                      672,776     328,985
Capital contributions                                       3,265     130,000
                                                       ----------   ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES               1,107,664     856,218
                                                       ----------   ---------
NET INCREASE IN CASH AND SHORT-TERM
   INVESTMENTS                                              9,932     187,620
CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF
   PERIOD                                                 108,236      53,538
                                                       ----------   ---------
CASH AND SHORT-TERM INVESTMENTS AT END OF PERIOD       $  118,168   $ 241,158
                                                       ==========   =========
SUPPLEMENTAL CASH FLOW INFORMATION:
   Income taxes received from (paid to) Parent         $      240   $ (24,872)
                                                       ==========   =========
   Non-cash activity:
      Bonus interest and other deferrals credited to
         reserve for annuity contracts                 $   18,926   $  23,343
                                                       ==========   =========

                 See accompanying notes to financial statements

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION: First SunAmerica Life Insurance Company (the "Company") is a direct wholly owned subsidiary of SunAmerica Life Insurance Company (the "Parent"), which is a wholly owned subsidiary of AIG Retirement Services, Inc. ("AIGRS") (formerly AIG SunAmerica Inc.), a wholly owned subsidiary of American International Group, Inc. ("AIG").

     These unaudited condensed financial statements do not include certain financial information required by U.S. generally accepted accounting principles ("GAAP") for complete financial statements and should be read in conjunction with the audited financial statements and the related notes for the year ended December 31, 2006. In the opinion of management, these financial statements contain the normal recurring adjustments necessary for a fair statement of the results presented herein.

     INVESTMENTS: In 2007, the Company recorded realized losses of approximately $3,845,000 related to the securities lending collateral investments, primarily from the sale of mortgage-backed bonds held as collateral investments. The Company's ultimate parent, American International Group, Inc. ("AIG"), deposited funds in the collateral pool equal to the losses incurred between August 1 and September 28, 2007, and the Company recorded its allocated portion of such funds as a capital contribution of $3,265,000.

     As of September 30, 2007, the Company's securities lending collateral investments had a net unrealized loss of $43,069,000. AIG has agreed to make additional contributions up to a specified aggregate limit to offset losses incurred by its insurance subsidiaries from securities lending collateral investments.

     REINSURANCE: On November 1, 2004, the Company entered a contract to reinsure credit life and health insurance policies. The treaty was for one year with the option to renew annually and could be terminated by either party with 180 days advance notice. The Company allowed the contract to expire on October 31, 2006. The pretax income from the contract was $13,937,000 in 2006.

     RECENTLY ISSUED ACCOUNTING STANDARDS

     On September 19, 2005, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 provides guidance on accounting for internal replacements of insurance and investment contracts other than those specifically described in Statement of Financial Accounting Standards ("FAS") No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long Duration Contracts and for Realized Gains and Losses from the Sale of Investments". SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. Internal replacements that result in a substantially changed contract are accounted for as a termination and a replacement contract. The provisions of SOP 05-1 became effective as of January 1, 2007. The Company's adoption of SOP 05-1 on January 1, 2007 did not have a material effect on the Company's financial condition or results of operations.

     On July 13, 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures. The Company's adoption of FIN 48 on January 1, 2007 did not have a material effect on the Company's financial condition or results of operations.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                                   (Unaudited)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     FUTURE APPLICATION OF ACCOUNTING STANDARDS

     In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements. FAS 157 will be effective January 1, 2008. The Company is currently assessing the effect of implementing this guidance.

     In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"). FAS 159 permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. FAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. FAS 159 will be effective January 1, 2008. The Company is currently assessing the effect of implementing this guidance, which depends on the nature and extent of items elected to be measured at fair value, upon initial application of the standard on January 1, 2008.

2.   COMMITMENTS AND CONTINGENT LIABILITIES

     Various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or regulatory inquiries. Based on the current status of pending regulatory examinations and inquires involving the Company, the Company believes it is not likely that these regulatory examinations or inquiries will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

     In February 2006, AIG reached a resolution of claims and matters under investigation with the United States Department of Justice ("DOJ"), the Securities and Exchange Commission ("SEC"), the Office of the New York Attorney General ("NYAG") and the New York State Department of Insurance ("DOI"). The settlements resolved outstanding investigations conducted by the SEC, NYAG and DOI in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. As a result of the settlement, the Company obtained temporary permission from the SEC to continue to serve as a depositor for separate accounts. The Company received permanent permission from the SEC in September 2007.

     Various lawsuits against the Company have arisen in the ordinary course of business. Except as noted above, contingent liabilities arising from litigation, income taxes and regulatory and other matters are not considered material in relation to the financial position, results of operations or cash flows of the Company.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                                   (Unaudited)

3.   RELATED-PARTY MATTERS

     The Company's insurance policy obligations are guaranteed by American Home Assurance Company ("American Home"), a subsidiary of AIG, and a member of an AIG intercompany pool. This guarantee is unconditional and irrevocable, and the Company's contract holders have the right to enforce the guarantee directly against American Home. American Home's statutory financial statements are contained in the Company's product filings with the SEC. Additionally, American Home files statutory annual and quarterly reports with the New York State Insurance Department, through which such reports are available to the public. The Company currently expects that the American Home guarantee will be terminated in 2008. However, the insurance obligations on contracts issued prior to termination of the American Home guarantee would continue to be covered by the guarantee, including obligations arising from purchase payments received after termination, until satisfied in full.

                          FS VARIABLE SEPARATE ACCOUNT

                                       OF

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                              FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2007

                                    UNAUDITED

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                              FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2007
                                    UNAUDITED

                                    CONTENTS

Statement of Assets and Liabilities, September 30, 2007....................    1
Schedule of Portfolio Investments, September 30, 2007......................   13
Statement of Operations, for the nine months ended September 30, 2007......   14
Statement of Changes in Net Assets, for the nine months ended
   September 30, 2007......................................................   27
Notes to Financial Statements..............................................   40

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                               SEPTEMBER 30, 2007
                                   (Unaudited)

                                                Asset      Capital     Government and                 Natural
                                             Allocation  Appreciation   Quality Bond      Growth     Resources
                                              Portfolio    Portfolio     Portfolio      Portfolio    Portfolio
                                              (Class 1)    (Class 1)      (Class 1)     (Class 1)    (Class 1)
                                             ----------  ------------  --------------  -----------  ----------
Assets:
   Investments in Trusts, at net asset
      value                                  $9,132,604   $24,247,119    $14,441,303   $12,719,722  $9,358,541
   Dividends receivable                               0             0              0             0           0
Liabilities:                                          0             0              0             0           0
                                             ----------   -----------    -----------   -----------  ----------
Net assets:                                  $9,132,604   $24,247,119    $14,441,303   $12,719,722  $9,358,541
                                             ==========   ===========    ===========   ===========  ==========
   Accumulation units                        $9,093,451   $24,120,681    $14,261,154   $12,637,859  $9,358,541
   Contracts in payout (annuitization)
      period                                     39,153       126,438        180,149        81,863           0
                                             ----------   -----------    -----------   -----------  ----------
      Total net assets:                      $9,132,604   $24,247,119    $14,441,303   $12,719,722  $9,358,541
                                             ==========   ===========    ===========   ===========  ==========
Accumulation units outstanding:                 334,412       450,934        809,717       328,976     145,468
                                             ==========   ===========    ===========   ===========  ==========
Contracts With Total Expenses of 0.85%:
   Accumulation units outstanding                    --            --             --            --          --
   Unit value of accumulation units          $       --   $        --    $        --   $        --  $       --
Contracts With Total Expenses of 1.52%: (1)
   Accumulation units outstanding               334,412       450,934        809,717       328,976     145,468
   Unit value of accumulation units          $    27.31   $     53.77    $     17.83   $     38.66  $    64.34
Contracts With Total Expenses of 1.52%: (2)
   Accumulation units outstanding                    --            --             --            --          --
   Unit value of accumulation units          $       --   $        --    $        --   $        --  $       --
Contracts With Total Expenses of 1.55%:
   Accumulation units outstanding                    --            --             --            --          --
   Unit value of accumulation units          $       --   $        --    $        --   $        --  $       --
Contracts With Total Expenses of 1.70%:
   Accumulation units outstanding                    --            --             --            --          --
   Unit value of accumulation units          $       --   $        --    $        --   $        --  $       --
Contracts With Total Expenses of 1.72%:
   Accumulation units outstanding                    --            --             --            --          --
   Unit value of accumulation units          $       --   $        --    $        --   $        --  $       --
Contracts With Total Expenses of 1.77%:
   Accumulation units outstanding                    --            --             --            --          --
   Unit value of accumulation units          $       --   $        --    $        --   $        --  $       --


                                                Asset       Capital    Government and
                                             Allocation  Appreciation   Quality Bond      Growth
                                              Portfolio    Portfolio      Portfolio     Portfolio
                                              (Class 3)    (Class 3)     (Class 3)      (Class 3)
                                             ----------  ------------  --------------  -----------
Assets:
   Investments in Trusts, at net asset
      value                                  $2,812,185  $19,309,104     $21,710,506   $10,162,591
   Dividends receivable                               0            0               0             0
Liabilities:                                          0            0               0             0
                                             ----------  -----------     -----------   -----------
Net assets:                                  $2,812,185  $19,309,104     $21,710,506   $10,162,591
                                             ==========  ===========     ===========   ===========
   Accumulation units                        $2,812,185  $19,309,104     $21,710,506   $10,162,591
   Contracts in payout (annuitization)
      period                                          0            0               0             0
                                             ----------  -----------     -----------   -----------
      Total net assets:                      $2,812,185  $19,309,104     $21,710,506   $10,162,591
                                             ==========  ===========     ===========   ===========
Accumulation units outstanding:                 104,644      401,154       1,243,884       266,563
                                             ==========  ===========     ===========   ===========
Contracts With Total Expenses of 0.85%:
   Accumulation units outstanding                    --       56,053          34,332            --
   Unit value of accumulation units          $       --  $     17.44     $     14.05   $        --
Contracts With Total Expenses of 1.52%: (1)
   Accumulation units outstanding                94,793      279,734         908,828       216,912
   Unit value of accumulation units          $    26.89  $     53.17     $     17.59   $     38.19
Contracts With Total Expenses of 1.52%: (2)
   Accumulation units outstanding                 1,683        8,946          47,058         4,528
   Unit value of accumulation units          $    26.89  $     53.17     $     17.59   $     38.19
Contracts With Total Expenses of 1.55%:
   Accumulation units outstanding                    --        7,958              --            --
   Unit value of accumulation units          $       --  $     54.19     $        --   $        --
Contracts With Total Expenses of 1.70%:
   Accumulation units outstanding                    --        2,661              --            --
   Unit value of accumulation units          $       --  $     52.97     $        --   $        --
Contracts With Total Expenses of 1.72%:
   Accumulation units outstanding                 7,520       42,555         202,488        34,120
   Unit value of accumulation units          $    26.65  $     52.66     $     17.42   $     37.81
Contracts With Total Expenses of 1.77%:
   Accumulation units outstanding                   648        3,247          51,178        11,003
   Unit value of accumulation units          $    26.81  $     52.49     $     17.35   $     37.68

(1)  Offered in FSA Advisor, FSA Polaris, FSA Polaris II, and FSA Polaris Choice

(2)  Offered in FSA Polaris Choice III

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                               SEPTEMBER 30, 2007
                                   (Unaudited)
                                   (Continued)

                                               Natural   Aggressive   Alliance                Blue Chip
                                              Resources    Growth      Growth      Balanced     Growth
                                              Portfolio   Portfolio   Portfolio    Portfolio  Portfolio
                                              (Class 3)   (Class 1)   (Class 1)   (Class 1)    (Class 1)
                                             ----------  ----------  -----------  ----------  ----------
Assets:
   Investments in Trusts, at net asset
      value                                  $7,848,260  $6,599,884  $24,021,956  $7,310,470  $1,862,454
   Dividends receivable                               0           0            0           0           0
Liabilities:                                          0           0            0           0           0
                                             ----------  ----------  -----------  ----------  ----------
Net assets:                                  $7,848,260  $6,599,884  $24,021,956  $7,310,470  $1,862,454
                                             ==========  ==========  ===========  ==========  ==========
   Accumulation units                         7,848,260   6,528,779   23,813,766   7,296,399   1,862,454
   Contracts in payout (annuitization)
      period                                          0      71,105      208,190      14,071           0
                                             ----------  ----------  -----------  ----------  ----------
   Total net assets:                         $7,848,260  $6,599,884  $24,021,956  $7,310,470  $1,862,454
                                             ==========  ==========  ===========  ==========  ==========
Accumulation units outstanding:                 130,638     346,745      644,275     421,926     258,367
                                             ==========  ==========  ===========  ==========  ==========
Contracts With Total Expenses of 0.85%:
   Accumulation units outstanding                 8,228          --           --          --          --
   Unit value of accumulation units          $    13.29  $       --  $        --  $       --  $       --
Contracts With Total Expenses of 1.52%: (1)
   Accumulation units outstanding                72,541     346,745      644,275     421,926     258,367
   Unit value of accumulation units          $    63.50  $    19.03  $     37.28  $    17.33  $     7.21
Contracts With Total Expenses of 1.52%: (2)
   Accumulation units outstanding                 4,329          --           --          --          --
   Unit value of accumulation units          $    63.50  $       --  $        --  $       --  $       --
Contracts With Total Expenses of 1.55%:
   Accumulation units outstanding                    --          --           --          --          --
   Unit value of accumulation units          $       --  $       --  $        --  $       --  $       --
Contracts With Total Expenses of 1.70%:
   Accumulation units outstanding                    --          --           --          --          --
   Unit value of accumulation units          $       --  $       --  $        --  $       --  $       --
Contracts With Total Expenses of 1.72%:
   Accumulation units outstanding                34,609          --           --          --          --
   Unit value of accumulation units          $    62.77  $       --  $        --  $       --  $       --
Contracts With Total Expenses of 1.77%:
   Accumulation units outstanding                10,931          --           --          --          --
   Unit value of accumulation units          $    62.70  $       --  $        --  $       --  $       --


                                               Capital       Cash     Corporate       Davis
                                               Growth     Management     Bond     Venture Value
                                              Portfolio   Portfolio    Portfolio    Portfolio
                                              (Class 1)   (Class 1)    (Class 1)    (Class 1)
                                             ----------  -----------  ----------  -------------
Assets:
   Investments in Trusts, at net asset
      value                                  $1,106,999  $12,415,996  $7,114,310   $43,787,612
   Dividends receivable                               0            0           0             0
Liabilities:                                          0            0           0             0
                                             ----------  -----------  ----------   -----------
Net assets:                                  $1,106,999  $12,415,996  $7,114,310   $43,787,612
                                             ==========  ===========  ==========   ===========
   Accumulation units                         1,106,999   12,372,817   7,017,651    43,494,929
   Contracts in payout (annuitization)
      period                                          0       43,179      96,659       292,683
                                             ----------  -----------  ----------   -----------
   Total net assets:                         $1,106,999  $12,415,996  $7,114,310   $43,787,612
                                             ==========  ===========  ==========   ===========
Accumulation units outstanding:                 117,263      904,985     388,294     1,053,436
                                             ==========  ===========  ==========   ===========
Contracts With Total Expenses of 0.85%:
   Accumulation units outstanding                    --           --          --            --
   Unit value of accumulation units          $       --  $        --  $       --   $        --
Contracts With Total Expenses of 1.52%: (1)
   Accumulation units outstanding               117,263      904,985     388,294     1,053,436
   Unit value of accumulation units          $     9.44  $     13.72  $    18.32   $     41.57
Contracts With Total Expenses of 1.52%: (2)
   Accumulation units outstanding                    --           --          --            --
   Unit value of accumulation units          $       --  $        --  $       --   $        --
Contracts With Total Expenses of 1.55%:
   Accumulation units outstanding                    --           --          --            --
   Unit value of accumulation units          $       --  $        --  $       --   $        --
Contracts With Total Expenses of 1.70%:
   Accumulation units outstanding                    --           --          --            --
   Unit value of accumulation units          $       --  $        --  $       --   $        --
Contracts With Total Expenses of 1.72%:
   Accumulation units outstanding                    --           --          --            --
   Unit value of accumulation units          $       --  $        --  $       --   $        --
Contracts With Total Expenses of 1.77%:
   Accumulation units outstanding                    --           --          --            --
   Unit value of accumulation units          $       --  $        --  $       --   $        --

(1)  Offered in FSA Advisor, FSA Polaris, FSA Polaris II, and FSA Polaris Choice

(2)  Offered in FSA Polaris Choice III

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                               SEPTEMBER 30, 2007
                                   (Unaudited)
                                   (Continued)

                                              "Dogs" of     Emerging      Equity     Fundamental     Global
                                             Wall Street    Markets   Opportunities    Growth         Bond
                                              Portfolio    Portfolio    Portfolio     Portfolio    Portfolio
                                              (Class 1)    (Class 1)    (Class 1)     (Class 1)    (Class 1)
                                             -----------  ----------  -------------  -----------  ----------
Assets:
   Investments in Trusts, at net asset
      value                                   $2,184,108  $9,267,330   $ 6,727,296   $6,275,582   $3,278,471
   Dividends receivable                                0           0             0            0            0
Liabilities:                                           0           0             0            0            0
                                              ----------  ----------   -----------   ----------   ----------
Net assets:                                   $2,184,108  $9,267,330   $ 6,727,296   $6,275,582   $3,278,471
                                              ==========  ==========   ===========   ==========   ==========
   Accumulation units                          2,183,901   9,064,914     6,634,982    6,272,266    3,241,052
   Contracts in payout (annuitization)
      period                                         207     202,416        92,314        3,316       37,419
                                              ----------  ----------   -----------   ----------   ----------
   Total net assets:                          $2,184,108  $9,267,330   $ 6,727,296   $6,275,582   $3,278,471
                                              ==========  ==========   ===========   ==========   ==========
Accumulation units outstanding:                  165,285     359,410       308,210      297,585      173,187
                                              ==========  ==========   ===========   ==========   ==========
Contracts With Total Expenses of 0.85%:
   Accumulation units outstanding                     --          --            --           --           --
   Unit value of accumulation units           $       --  $       --   $        --   $       --   $       --
Contracts With Total Expenses of 1.52%: (1)
   Accumulation units outstanding                165,285     359,410       308,210      297,585      173,187
   Unit value of accumulation units           $    13.21  $    25.79   $     21.82   $    21.09   $    18.93
Contracts With Total Expenses of 1.52%: (2)
   Accumulation units outstanding                     --          --            --           --           --
   Unit value of accumulation units           $       --  $       --   $        --   $       --   $       --
Contracts With Total Expenses of 1.55%:
   Accumulation units outstanding                     --          --            --           --           --
   Unit value of accumulation units           $       --  $       --   $        --   $       --   $       --
Contracts With Total Expenses of 1.70%:
   Accumulation units outstanding                     --          --            --           --           --
   Unit value of accumulation units           $       --  $       --   $        --   $       --   $       --
Contracts With Total Expenses of 1.72%:
   Accumulation units outstanding                     --          --            --           --           --
   Unit value of accumulation units           $       --  $       --   $        --   $       --   $       --
Contracts With Total Expenses of 1.77%:
   Accumulation units outstanding                     --          --            --           --           --
   Unit value of accumulation units           $       --  $       --   $        --   $       --   $       --


                                               Global        Growth       Growth-    High-Yield
                                              Equities   Opportunities    Income        Bond
                                              Portfolio    Portfolio     Portfolio    Portfolio
                                              (Class 1)    (Class 1)     (Class 1)    (Class 1)
                                             ----------  -------------  -----------  -----------
Assets:
   Investments in Trusts, at net asset
      value                                  $6,120,514   $   832,751   $20,446,237  $ 8,911,379
   Dividends receivable                               0             0             0            0
Liabilities:                                          0             0             0            0
                                             ----------   -----------   -----------  -----------
Net assets:                                  $6,120,514   $   832,751   $20,446,237  $ 8,911,379
                                             ==========   ===========   ===========  ===========
   Accumulation units                         6,103,790       832,751    20,393,917    8,903,809
   Contracts in payout (annuitization)
      period                                     16,724             0        52,320        7,570
                                             ----------   -----------   -----------  -----------
   Total net assets:                         $6,120,514   $   832,751   $20,446,237  $ 8,911,379
                                             ==========   ===========   ===========  ===========
Accumulation units outstanding:                 224,787       124,007       586,143      419,935
                                             ==========   ===========   ===========  ===========
Contracts With Total Expenses of 0.85%:
   Accumulation units outstanding                    --            --            --           --
   Unit value of accumulation units          $       --   $        --   $        --  $        --
Contracts With Total Expenses of 1.52%: (1)
   Accumulation units outstanding               224,787       124,007       586,143      419,935
   Unit value of accumulation units          $    27.23   $      6.72   $     34.88  $     21.22
Contracts With Total Expenses of 1.52%: (2)
   Accumulation units outstanding                    --            --            --           --
   Unit value of accumulation units          $       --   $        --   $        --  $        --
Contracts With Total Expenses of 1.55%:
   Accumulation units outstanding                    --            --            --           --
   Unit value of accumulation units          $       --   $        --   $        --  $        --
Contracts With Total Expenses of 1.70%:
   Accumulation units outstanding                    --            --            --           --
   Unit value of accumulation units          $       --   $        --   $        --  $        --
Contracts With Total Expenses of 1.72%:
   Accumulation units outstanding                    --            --            --           --
   Unit value of accumulation units          $       --   $        --   $        --  $        --
Contracts With Total Expenses of 1.77%:
   Accumulation units outstanding                    --            --            --           --
   Unit value of accumulation units          $       --   $        --   $        --  $        --

(1)  Offered in FSA Advisor, FSA Polaris, FSA Polaris II, and FSA Polaris Choice

(2)  Offered in FSA Polaris Choice III

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                               SEPTEMBER 30, 2007
                                   (Unaudited)
                                   (Continued)

                                                                                MFS
                                             International  International  Massachusetts
                                              Diversified     Growth &       Investors     MFS Total     Mid-Cap
                                                Equities       Income          Trust        Return       Growth
                                               Portfolio      Portfolio      Portfolio     Portfolio    Portfolio
                                               (Class 1)      (Class 1)      (Class 1)     (Class 1)    (Class 1)
                                             -------------  -------------  -------------  -----------  ----------
Assets:
   Investments in Trusts, at net asset
      value                                    $7,800,295    $11,161,124     $8,215,831   $16,932,813  $5,049,470
   Dividends receivable                                 0              0              0             0           0
Liabilities:                                            0              0              0             0           0
                                               ----------    -----------     ----------   -----------  ----------
Net assets:                                    $7,800,295    $11,161,124     $8,215,831   $16,932,813  $5,049,470
                                               ==========    ===========     ==========   ===========  ==========
   Accumulation units                           7,735,509     11,126,546      8,158,110    16,816,538   5,049,470
   Contracts in payout (annuitization)
      period                                       64,786         34,578         57,721       116,275           0
                                               ----------    -----------     ----------   -----------  ----------
   Total net assets:                           $7,800,295    $11,161,124     $8,215,831   $16,932,813  $5,049,470
                                               ==========    ===========     ==========   ===========  ==========
Accumulation units outstanding:                   464,477        531,048        317,052       576,084     397,735
                                               ==========    ===========     ==========   ===========  ==========
Contracts With Total Expenses of 0.85%:
   Accumulation units outstanding                      --             --             --            --          --
   Unit value of accumulation units            $       --    $        --     $       --   $        --  $       --
Contracts With Total Expenses of 1.52%: (1)
   Accumulation units outstanding                 464,477        531,048        317,052       576,084     397,735
   Unit value of accumulation units            $    16.79    $     21.02     $    25.91   $     29.39  $    12.69
Contracts With Total Expenses of 1.52%: (2)
   Accumulation units outstanding                      --             --             --            --          --
   Unit value of accumulation units            $       --    $        --     $       --   $        --  $       --
Contracts With Total Expenses of 1.55%:
   Accumulation units outstanding                      --             --             --            --          --
   Unit value of accumulation units            $       --    $        --     $       --   $        --  $       --
Contracts With Total Expenses of 1.70%:
   Accumulation units outstanding                      --             --             --            --          --
   Unit value of accumulation units            $       --    $        --     $       --   $        --  $       --
Contracts With Total Expenses of 1.72%:
   Accumulation units outstanding                      --             --             --            --          --
   Unit value of accumulation units            $       --    $        --     $       --   $        --  $       --
Contracts With Total Expenses of 1.77%:
   Accumulation units outstanding                      --             --             --            --          --
   Unit value of accumulation units            $       --    $        --     $       --   $        --  $       --


                                                                        Telecom    Worldwide
                                             Real Estate  Technology    Utility   High Income
                                              Portfolio    Portfolio   Portfolio   Portfolio
                                              (Class 1)    (Class 1)   (Class 1)   (Class 1)
                                             -----------  ----------  ----------  -----------
Assets:
   Investments in Trusts, at net asset
      value                                   $5,640,471   $814,458   $2,162,081   $2,821,927
   Dividends receivable                                0          0            0            0
Liabilities:                                           0          0            0            0
                                              ----------   --------   ----------   ----------
Net assets:                                   $5,640,471   $814,458   $2,162,081   $2,821,927
                                              ==========   ========   ==========   ==========
   Accumulation units                          5,637,327    814,458    2,141,599    2,745,379
   Contracts in payout (annuitization)
      period                                       3,144          0       20,482       76,548
                                              ----------   --------   ----------   ----------
   Total net assets:                          $5,640,471   $814,458   $2,162,081   $2,821,927
                                              ==========   ========   ==========   ==========
Accumulation units outstanding:                  189,374    280,104      124,562      127,508
                                              ==========   ========   ==========   ==========
Contracts With Total Expenses of 0.85%:
   Accumulation units outstanding                     --         --           --           --
   Unit value of accumulation units           $       --   $     --   $       --   $       --
Contracts With Total Expenses of 1.52%: (1)
   Accumulation units outstanding                189,374    280,104      124,562      127,508
   Unit value of accumulation units           $    29.78   $   2.91   $    17.36   $    22.13
Contracts With Total Expenses of 1.52%: (2)
   Accumulation units outstanding                     --         --           --           --
   Unit value of accumulation units           $       --   $     --   $       --   $       --
Contracts With Total Expenses of 1.55%:
   Accumulation units outstanding                     --         --           --           --
   Unit value of accumulation units           $       --   $     --   $       --   $       --
Contracts With Total Expenses of 1.70%:
   Accumulation units outstanding                     --         --           --           --
   Unit value of accumulation units           $       --   $     --   $       --   $       --
Contracts With Total Expenses of 1.72%:
   Accumulation units outstanding                     --         --           --           --
   Unit value of accumulation units           $       --   $     --   $       --   $       --
Contracts With Total Expenses of 1.77%:
   Accumulation units outstanding                     --         --           --           --
   Unit value of accumulation units           $       --   $     --   $       --   $       --

(1)  Offered in FSA Advisor, FSA Polaris, FSA Polaris II, and FSA Polaris Choice

(2)  Offered in FSA Polaris Choice III

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                               SEPTEMBER 30, 2007
                                   (Unaudited)
                                   (Continued)

                                             Aggressive   Alliance     American Funds   American Funds     American
                                               Growth      Growth     Asset Allocation   Global Growth   Funds Growth
                                             Portfolio    Portfolio    SAST Portfolio   SAST Portfolio  SAST Portfolio
                                              (Class 3)   (Class 3)       (Class 3)        (Class 3)       (Class 3)
                                             ----------  -----------  ----------------  --------------  --------------
Assets:
   Investments in Trusts, at net asset
      value                                  $1,777,311  $13,073,794      $466,586        $1,420,958      $1,007,157
   Dividends receivable                               0            0             0                 0               0
Liabilities:                                          0            0             0                 0               0
                                             ----------  -----------      --------        ----------      ----------
Net assets:                                  $1,777,311  $13,073,794      $466,586        $1,420,958      $1,007,157
                                             ==========  ===========      ========        ==========      ==========
   Accumulation units                         1,777,311   13,073,794       466,586         1,420,958       1,007,157
   Contracts in payout (annuitization)
      period                                          0            0             0                 0               0
                                             ----------  -----------      --------        ----------      ----------
   Total net assets:                         $1,777,311  $13,073,794      $466,586        $1,420,958      $1,007,157
                                             ==========  ===========      ========        ==========      ==========
Accumulation units outstanding:                  95,230      369,843        40,809           117,034          82,688
                                             ==========  ===========      ========        ==========      ==========
Contracts With Total Expenses of 0.85%:
   Accumulation units outstanding                    --       16,236            --                --              --
   Unit value of accumulation units          $       --  $      9.23      $     --        $       --      $       --
Contracts With Total Expenses of 1.52%: (1)
   Accumulation units outstanding                53,689      263,131         4,678            35,490          47,711
   Unit value of accumulation units          $    18.73  $     36.62      $  11.44        $    12.15      $    12.18
Contracts With Total Expenses of 1.52%: (2)
   Accumulation units outstanding                14,024       17,855        28,003            37,425          21,874
   Unit value of accumulation units          $    18.73  $     36.62      $  11.44        $    12.15      $    12.18
Contracts With Total Expenses of 1.55%:
   Accumulation units outstanding                    --        3,321            --                --              --
   Unit value of accumulation units          $       --  $     36.68      $     --        $       --      $       --
Contracts With Total Expenses of 1.70%:
   Accumulation units outstanding                    --        1,789            --                --              --
   Unit value of accumulation units          $       --  $     36.12      $     --        $       --      $       --
Contracts With Total Expenses of 1.72%:
   Accumulation units outstanding                26,072       59,620            --                --              --
   Unit value of accumulation units          $    18.50  $     36.25      $     --        $       --      $       --
Contracts With Total Expenses of 1.77%:
   Accumulation units outstanding                 1,445        7,891         8,128            44,119          13,103
   Unit value of accumulation units          $    18.49  $     36.13      $  11.41        $    12.12      $    12.16


                                             American Funds                Blue Chip    Capital
                                              Growth-Income   Balanced      Growth       Growth
                                             SAST Portfolio   Portfolio    Portfolio   Portfolio
                                                (Class 3)     (Class 3)   (Class 3)    (Class 3)
                                             --------------  ----------  -----------  ----------
Assets:
   Investments in Trusts, at net asset
      value                                    $1,835,580    $1,097,015   $1,416,782  $1,328,313
   Dividends receivable                                 0             0            0           0
Liabilities:                                            0             0            0           0
                                               ----------    ----------   ----------  ----------
Net assets:                                    $1,835,580    $1,097,015   $1,416,782  $1,328,313
                                               ==========    ==========   ==========  ==========
   Accumulation units                           1,835,580     1,097,015    1,416,782   1,328,313
   Contracts in payout (annuitization)
      period                                            0             0            0           0
                                               ----------    ----------   ----------  ----------
   Total net assets:                           $1,835,580    $1,097,015   $1,416,782  $1,328,313
                                               ==========    ==========   ==========  ==========
Accumulation units outstanding:                   159,487        64,516      199,588     143,187
                                               ==========    ==========   ==========  ==========
Contracts With Total Expenses of 0.85%:
   Accumulation units outstanding                      --            --        2,019       1,044
   Unit value of accumulation units            $       --    $       --   $     6.95  $     9.65
Contracts With Total Expenses of 1.52%: (1)
   Accumulation units outstanding                  67,663        44,178      135,967      90,456
   Unit value of accumulation units            $    11.52    $    17.07   $     7.12  $     9.29
Contracts With Total Expenses of 1.52%: (2)
   Accumulation units outstanding                  58,058            22       18,192      18,007
   Unit value of accumulation units            $    11.52    $    17.07   $     7.12  $     9.29
Contracts With Total Expenses of 1.55%:
   Accumulation units outstanding                      --            --           --          --
   Unit value of accumulation units            $       --    $       --   $       --  $       --
Contracts With Total Expenses of 1.70%:
   Accumulation units outstanding                      --            --           --          --
   Unit value of accumulation units            $       --    $       --   $       --  $       --
Contracts With Total Expenses of 1.72%:
   Accumulation units outstanding                      --         6,978       33,637      10,236
   Unit value of accumulation units            $       --    $    16.88   $     7.03  $     9.19
Contracts With Total Expenses of 1.77%:
   Accumulation units outstanding                  33,766        13,338        9,773      23,444
   Unit value of accumulation units            $    11.49    $    16.84   $     7.02  $     9.25

(1)  Offered in FSA Advisor, FSA Polaris, FSA Polaris II, and FSA Polaris Choice

(2)  Offered in FSA Polaris Choice III

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                               SEPTEMBER 30, 2007
                                   (Unaudited)
                                   (Continued)

                                                Cash      Corporate                                       Emerging
                                             Management     Bond       Davis Venture    "Dogs" of Wall     Markets
                                             Portfolio    Portfolio   Value Portfolio  Street Portfolio   Portfolio
                                             (Class 3)    (Class 3)      (Class 3)        (Class 3)       (Class 3)
                                             ----------  -----------  ---------------  ----------------  ----------
Assets:
   Investments in Trusts, at net asset
      value                                  $8,914,994  $12,367,514     $26,799,109      $1,295,493     $8,494,007
   Dividends receivable                               0            0               0               0              0
Liabilities:                                          0            0               0               0              0
                                             ----------  -----------     -----------      ----------     ----------
Net assets:                                  $8,914,994  $12,367,514     $26,799,109      $1,295,493     $8,494,007
                                             ==========  ===========     ===========      ==========     ==========
   Accumulation units                         8,914,994   12,367,514      26,799,109       1,295,493      8,494,007
   Contracts in payout (annuitization)
      period                                          0            0               0               0              0
                                             ----------  -----------     -----------      ----------     ----------
   Total net assets:                         $8,914,994  $12,367,514     $26,799,109      $1,295,493     $8,494,007
                                             ==========  ===========     ===========      ==========     ==========
Accumulation units outstanding:                 659,973      694,359         674,084          98,135        334,694
                                             ==========  ===========     ===========      ==========     ==========
Contracts With Total Expenses of 0.85%:
   Accumulation units outstanding                    --       39,276          31,340           6,625          4,669
   Unit value of accumulation units          $       --  $     15.09     $     16.67      $    15.69     $    32.25
Contracts With Total Expenses of 1.52%: (1)
   Accumulation units outstanding               516,139      471,684         490,867          67,292        165,242
   Unit value of accumulation units          $    13.54  $     18.01     $     40.97      $    13.04     $    25.40
Contracts With Total Expenses of 1.52%: (2)
   Accumulation units outstanding                 1,707       35,626          20,150          13,276         30,296
   Unit value of accumulation units          $    13.54  $     18.01     $     40.97      $    13.04     $    25.40
Contracts With Total Expenses of 1.55%:
   Accumulation units outstanding                    --           --              --              --             --
   Unit value of accumulation units          $       --  $        --     $        --      $       --     $       --
Contracts With Total Expenses of 1.70%:
   Accumulation units outstanding                    --           --              --              --             --
   Unit value of accumulation units          $       --  $        --     $        --      $       --     $       --
Contracts With Total Expenses of 1.72%:
   Accumulation units outstanding               127,172      108,154         120,177          10,049        114,742
   Unit value of accumulation units          $    13.40  $     17.89     $     40.56      $    12.90     $    25.11
Contracts With Total Expenses of 1.77%:
   Accumulation units outstanding                14,955       39,619          11,550             893         19,745
   Unit value of accumulation units          $    13.34  $     17.79     $     40.42      $    12.88     $    25.08

                                                Equity                     Fundamental    Global
                                             Opportunities  Foreign Value     Growth       Bond
                                               Portfolio       Portfolio    Portfolio    Portfolio
                                               (Class 3)       (Class 3)    (Class 3)    (Class 3)
                                             -------------  -------------  -----------  ----------
Assets:
   Investments in Trusts, at net asset
      value                                    $2,423,194    $19,010,490    $1,543,006  $2,188,160
   Dividends receivable                                 0              0             0           0
Liabilities:                                            0              0             0           0
                                               ----------    -----------    ----------  ----------
Net assets:                                    $2,423,194    $19,010,490    $1,543,006  $2,188,160
                                               ==========    ===========    ==========  ==========
   Accumulation units                           2,423,194     19,010,490     1,543,006   2,188,160
   Contracts in payout (annuitization)
      period                                            0              0             0           0
                                               ----------    -----------    ----------  ----------
   Total net assets:                           $2,423,194    $19,010,490    $1,543,006  $2,188,160
                                               ==========    ===========    ==========  ==========
Accumulation units outstanding:                   114,569        856,516        74,547     120,948
                                               ==========    ===========    ==========  ==========
Contracts With Total Expenses of 0.85%:
   Accumulation units outstanding                   5,067         19,361            --      14,669
   Unit value of accumulation units            $    14.06    $     12.69    $       --  $    14.12
Contracts With Total Expenses of 1.52%: (1)
   Accumulation units outstanding                  91,651        643,191        37,435      85,574
   Unit value of accumulation units            $    21.51    $     22.47    $    20.79  $    18.67
Contracts With Total Expenses of 1.52%: (2)
   Accumulation units outstanding                   2,308          9,626        13,771       7,008
   Unit value of accumulation units            $    21.51    $     22.47    $    20.79  $    18.67
Contracts With Total Expenses of 1.55%:
   Accumulation units outstanding                      --             --            --          --
   Unit value of accumulation units            $       --    $        --    $       --  $       --
Contracts With Total Expenses of 1.70%:
   Accumulation units outstanding                      --             --            --          --
   Unit value of accumulation units            $       --    $        --    $       --  $       --
Contracts With Total Expenses of 1.72%:
   Accumulation units outstanding                  13,447        174,009         5,051      11,463
   Unit value of accumulation units            $    21.28    $     22.24    $    20.53  $    18.43
Contracts With Total Expenses of 1.77%:
   Accumulation units outstanding                   2,096         10,329        18,290       2,234
   Unit value of accumulation units            $    21.23    $     22.16    $    20.50  $    18.36

(1)  Offered in FSA Advisor, FSA Polaris, FSA Polaris II, and FSA Polaris Choice

(2)  Offered in FSA Polaris Choice III

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               SEPTEMBER 30, 2007
                                  (Unaudited)
                                  (Continued)


                                                                                                International
                                               Global        Growth       Growth-   High-Yield   Diversified
                                              Equities   Opportunities    Income       Bond       Equities
                                              Portfolio    Portfolio     Portfolio   Portfolio    Portfolio
                                              (Class 3)    (Class 3)     (Class 3)   (Class 3)    (Class 3)
                                             ----------  -------------  ----------  ----------  -------------
Assets:
   Investments in Trusts, at net asset
      value                                  $2,023,747    $2,203,461   $1,033,058  $2,487,401   $14,807,595
   Dividends receivable                               0             0            0           0             0
Liabilities:                                          0             0            0           0             0
                                             ----------    ----------   ----------  ----------   -----------
Net assets:                                  $2,023,747    $2,203,461   $1,033,058  $2,487,401   $14,807,595
                                             ==========    ==========   ==========  ==========   ===========
   Accumulation units                         2,023,747     2,203,461    1,033,058   2,487,401    14,807,595
   Contracts in payout (annuitization)
      period                                          0             0            0           0             0
                                             ----------    ----------   ----------  ----------   -----------
      Total net assets:                      $2,023,747    $2,203,461   $1,033,058  $2,487,401   $14,807,595
                                             ==========    ==========   ==========  ==========   ===========
Accumulation units outstanding:                  75,863       333,609       31,283     123,317       895,398
                                             ==========    ==========   ==========  ==========   ===========
Contracts With Total Expenses of 0.85%:
   Accumulation units outstanding                   412            --        1,814      15,919         3,408
   Unit value of accumulation units          $    12.33    $       --   $    11.44  $    15.18   $     11.34
Contracts With Total Expenses of 1.52%: (1)
   Accumulation units outstanding                45,175       214,549       27,015      93,160       682,931
   Unit value of accumulation units          $    26.80    $     6.62   $    34.37  $    20.94   $     16.59
Contracts With Total Expenses of 1.52%: (2)
   Accumulation units outstanding                 7,395        38,173        1,349       2,700        50,879
   Unit value of accumulation units          $    26.80    $     6.62   $    34.37  $    20.94   $     16.59
Contracts With Total Expenses of 1.55%:
   Accumulation units outstanding                 4,397            --           --          --            --
   Unit value of accumulation units          $    27.04    $       --   $       --  $       --   $        --
Contracts With Total Expenses of 1.70%:
   Accumulation units outstanding                 4,298            --           --          --            --
   Unit value of accumulation units          $    26.70    $       --   $       --  $       --   $        --
Contracts With Total Expenses of 1.72%:
   Accumulation units outstanding                13,293        72,139          829       9,236       133,119
   Unit value of accumulation units          $    26.54    $     6.55   $    33.99  $    20.70   $     16.41
Contracts With Total Expenses of 1.77%:
   Accumulation units outstanding                   893         8,748          276       2,302        25,061
   Unit value of accumulation units          $    26.35    $     6.54   $    33.90  $    20.65   $     16.36

                                                                             MFS
                                             International    Marsico   Massachusetts
                                                Growth &      Focused     Investors     MFS Total
                                                 Income       Growth        Trust        Return
                                               Portfolio     Portfolio    Portfolio     Portfolio
                                               (Class 3)     (Class 3)    (Class 3)     (Class 3)
                                             -------------  ----------  -------------  ----------
Assets:
   Investments in Trusts, at net asset
      value                                    $8,753,980   $1,855,293    $2,905,165   $9,177,948
   Dividends receivable                                 0            0             0            0
Liabilities:                                            0            0             0            0
                                               ----------   ----------    ----------   ----------
Net assets:                                    $8,753,980   $1,855,293    $2,905,165   $9,177,948
                                               ==========   ==========    ==========   ==========
   Accumulation units                           8,753,980    1,855,293     2,905,165    9,177,948
   Contracts in payout (annuitization)
      period                                            0            0             0            0
                                               ----------   ----------    ----------   ----------
      Total net assets:                        $8,753,980   $1,855,293    $2,905,165   $9,177,948
                                               ==========   ==========    ==========   ==========
Accumulation units outstanding:                   427,463      137,945       114,051      332,712
                                               ==========   ==========    ==========   ==========
Contracts With Total Expenses of 0.85%:
   Accumulation units outstanding                  17,787        2,712           657       36,856
   Unit value of accumulation units            $    16.90   $    11.68    $    12.15   $    16.75
Contracts With Total Expenses of 1.52%: (1)
   Accumulation units outstanding                 265,768      117,164        95,527      237,740
   Unit value of accumulation units            $    20.68   $    13.50    $    25.59   $    28.99
Contracts With Total Expenses of 1.52%: (2)
   Accumulation units outstanding                  43,985        7,465            15        3,602
   Unit value of accumulation units            $    20.68   $    13.50    $    25.59   $    28.99
Contracts With Total Expenses of 1.55%:
   Accumulation units outstanding                      --           --            --           --
   Unit value of accumulation units            $       --   $       --    $       --   $       --
Contracts With Total Expenses of 1.70%:
   Accumulation units outstanding                      --           --            --           --
   Unit value of accumulation units            $       --   $       --    $       --   $       --
Contracts With Total Expenses of 1.72%:
   Accumulation units outstanding                  61,189           --        17,852       50,023
   Unit value of accumulation units            $    20.51   $       --    $    25.33   $    28.68
Contracts With Total Expenses of 1.77%:
   Accumulation units outstanding                  38,734       10,604            --        4,491
   Unit value of accumulation units            $    20.47   $    13.32    $       --   $    28.60

(1)  Offered in FSA Advisor, FSA Polaris, FSA Polaris II, and FSA Polaris Choice

(2)  Offered in FSA Polaris Choice III

                See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               SEPTEMBER 30, 2007
                                  (Unaudited)
                                  (Continued)

                                                                       Small &       Small
                                               Mid-Cap      Real       Mid Cap      Company
                                               Growth      Estate       Value        Value    Technology
                                              Portfolio   Portfolio   Portfolio    Portfolio   Portfolio
                                              (Class 3)   (Class 3)   (Class 3)    (Class 3)   (Class 3)
                                             ----------  ----------  -----------  ----------  ----------
Assets:
   Investments in Trusts, at net asset
      value                                  $5,087,856  $6,666,864  $11,716,242  $2,457,887  $1,092,244
   Dividends receivable                               0           0            0           0           0
Liabilities:                                          0           0            0           0           0
                                             ----------  ----------  -----------  ----------  ----------
Net assets:                                  $5,087,856  $6,666,864  $11,716,242  $2,457,887  $1,092,244
                                             ==========  ==========  ===========  ==========  ==========
   Accumulation units                         5,087,856   6,666,864   11,716,242   2,457,887   1,092,244
   Contracts in payout (annuitization)
      period                                          0           0            0           0           0
                                             ----------  ----------  -----------  ----------  ----------
      Total net assets:                      $5,087,856  $6,666,864  $11,716,242  $2,457,887  $1,092,244
                                             ==========  ==========  ===========  ==========  ==========
Accumulation units outstanding:                 409,425     227,283      604,683     240,876     382,181
                                             ==========  ==========  ===========  ==========  ==========
Contracts With Total Expenses of 0.85%:
   Accumulation units outstanding                 9,424       2,044       12,432       7,688          --
   Unit value of accumulation units          $    10.38  $    36.19  $     11.17  $    10.31  $       --
Contracts With Total Expenses of 1.52%: (1)
   Accumulation units outstanding               253,338     129,771      361,941     137,225     267,828
   Unit value of accumulation units          $    12.51  $    29.38  $     19.62  $    10.21  $     2.86
Contracts With Total Expenses of 1.52%: (2)
   Accumulation units outstanding                10,412      20,832       40,942      34,045      25,426
   Unit value of accumulation units          $    12.51  $    29.38  $     19.62  $    10.21  $     2.86
Contracts With Total Expenses of 1.55%:
   Accumulation units outstanding                11,155          --           --          --      11,446
   Unit value of accumulation units          $    12.54  $       --  $        --  $       --  $     2.87
Contracts With Total Expenses of 1.70%:
   Accumulation units outstanding                 2,319          --           --          --          56
   Unit value of accumulation units          $    12.45  $       --  $        --  $       --  $     2.72
Contracts With Total Expenses of 1.72%:
   Accumulation units outstanding               111,077      56,516      152,150      35,831      76,264
   Unit value of accumulation units          $    12.39  $    29.06  $     19.41  $    10.18  $     2.83
Contracts With Total Expenses of 1.77%:
   Accumulation units outstanding                11,700      18,120       37,218      26,087       1,161
   Unit value of accumulation units          $    12.34  $    29.00  $     19.34  $    10.17  $     2.83

                                                        Worldwide
                                              Telecom      High                 Growth and
                                              Utility     Income    Comstock      Income
                                             Portfolio  Portfolio   Portfolio   Portfolio
                                             (Class 3)  (Class 3)  (Class II)   (Class II)
                                             ---------  ---------  ----------  -----------
Assets:
   Investments in Trusts, at net asset
      value                                   $358,008   $678,336  $5,716,763  $16,012,851
   Dividends receivable                              0          0           0            0
Liabilities:                                         0          0           0            0
                                              --------   --------  ----------  -----------
Net assets:                                   $358,008   $678,336  $5,716,763  $16,012,851
                                              ========   ========  ==========  ===========
   Accumulation units                          358,008    678,336   5,716,763   16,012,851
   Contracts in payout (annuitization)
      period                                         0          0           0            0
                                              --------   --------  ----------  -----------
      Total net assets:                       $358,008   $678,336  $5,716,763  $16,012,851
                                              ========   ========  ==========  ===========
Accumulation units outstanding:                 20,891     31,700     389,288      997,487
                                              ========   ========  ==========  ===========
Contracts With Total Expenses of 0.85%:
   Accumulation units outstanding                   --      2,207      73,681       51,873
   Unit value of accumulation units           $     --   $  15.30  $    15.09  $     16.80
Contracts With Total Expenses of 1.52%: (1)
   Accumulation units outstanding               18,294     28,688     245,746      720,536
   Unit value of accumulation units           $  17.14   $  21.86  $    14.62  $     16.04
Contracts With Total Expenses of 1.52%: (2)
   Accumulation units outstanding                2,597        805      13,754       41,032
   Unit value of accumulation units           $  17.14   $  21.86  $    14.52  $     16.10
Contracts With Total Expenses of 1.55%:
   Accumulation units outstanding                   --         --       5,330           --
   Unit value of accumulation units           $     --   $     --  $    14.56  $        --
Contracts With Total Expenses of 1.70%:
   Accumulation units outstanding                   --         --       2,029           --
   Unit value of accumulation units           $     --   $     --  $    14.39  $        --
Contracts With Total Expenses of 1.72%:
   Accumulation units outstanding                   --         --      44,172      139,448
   Unit value of accumulation units           $     --   $     --  $    14.51  $     15.88
Contracts With Total Expenses of 1.77%:
   Accumulation units outstanding                   --         --       4,576       44,598
   Unit value of accumulation units           $     --   $     --  $    14.34  $     15.90

(1)  Offered in FSA Advisor, FSA Polaris, FSA Polaris II, and FSA Polaris Choice

(2)  Offered in FSA Polaris Choice III

                See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               SEPTEMBER 30, 2007
                                  (Unaudited)
                                  (Continued)

                                              Strategic   Diversified     Equity
                                               Growth    International    Income      Growth     Income
                                              Portfolio     Account      Account I   Account    Account
                                             (Class II)    (Class 2)     (Class 2)  (Class 2)  (Class 2)
                                             ----------  -------------  ----------  ---------  ---------
Assets:
   Investments in Trusts, at net asset
      value                                   $665,237      $909,792    $2,801,387   $134,293   $608,776
   Dividends receivable                              0             0             0          0          0
Liabilities:                                         0             0             0          0          0
                                              --------      --------    ----------   --------   --------
Net assets:                                   $665,237      $909,792    $2,801,387   $134,293   $608,776
                                              ========      ========    ==========   ========   ========
   Accumulation units                          665,237       909,792     2,801,387    134,293    608,776
   Contracts in payout (annuitization)
      period                                         0             0             0          0          0
                                              --------      --------    ----------   --------   --------
      Total net assets:                       $665,237      $909,792    $2,801,387   $134,293   $608,776
                                              ========      ========    ==========   ========   ========
Accumulation units outstanding:                 58,921       101,732       255,330     16,134     83,629
                                              ========      ========    ==========   ========   ========
Contracts With Total Expenses of 0.85%:
   Accumulation units outstanding                4,698            --            --         --         --
   Unit value of accumulation units           $  11.55      $     --    $       --   $     --   $     --
Contracts With Total Expenses of 1.52%: (1)
   Accumulation units outstanding               34,682            --            --         --         --
   Unit value of accumulation units           $  11.31      $     --    $       --   $     --   $     --
Contracts With Total Expenses of 1.52%: (2)
   Accumulation units outstanding                   37            --            --         --         --
   Unit value of accumulation units           $  11.18      $     --    $       --   $     --   $     --
Contracts With Total Expenses of 1.55%:
   Accumulation units outstanding                   --        79,233       170,886     11,961     56,879
   Unit value of accumulation units           $     --      $   8.97    $    11.00   $   8.34   $   7.30
Contracts With Total Expenses of 1.70%:
   Accumulation units outstanding                   --        22,499        84,444      4,173     26,750
   Unit value of accumulation units           $     --      $   8.86    $    10.91   $   8.27   $   7.24
Contracts With Total Expenses of 1.72%:
   Accumulation units outstanding               19,504            --            --         --         --
   Unit value of accumulation units           $  11.20      $     --    $       --   $     --   $     --
Contracts With Total Expenses of 1.77%:
   Accumulation units outstanding                   --            --            --         --         --
   Unit value of accumulation units           $     --      $     --    $       --   $     --   $     --

                                              LargeCap    MidCap      Money     Mortgage
                                               Blend       Stock      Market   Securities
                                              Account     Account    Account     Account
                                             (Class 2)   (Class 2)  (Class 2)   (Class 2)
                                             ---------  ----------  ---------  ----------
Assets:
   Investments in Trusts, at net asset
      value                                   $180,128  $2,738,721   $140,699    $7,100
   Dividends receivable                              0           0        149         0
Liabilities:                                         0           0          0         0
                                              --------  ----------   --------    ------
Net assets:                                   $180,128  $2,738,721   $140,848    $7,100
                                              ========  ==========   ========    ======
   Accumulation units                          180,128   2,738,721    140,848     7,100
   Contracts in payout (annuitization)
      period                                         0           0          0         0
                                              --------  ----------   --------    ------
      Total net assets:                       $180,128  $2,738,721   $140,848    $7,100
                                              ========  ==========   ========    ======
Accumulation units outstanding:                 24,143     256,901     23,822     1,060
                                              ========  ==========   ========    ======
Contracts With Total Expenses of 0.85%:
   Accumulation units outstanding                   --          --         --        --
   Unit value of accumulation units           $     --  $       --   $     --    $   --
Contracts With Total Expenses of 1.52%: (1)
   Accumulation units outstanding                   --          --         --        --
   Unit value of accumulation units           $     --  $       --   $     --    $   --
Contracts With Total Expenses of 1.52%: (2)
   Accumulation units outstanding                   --          --         --        --
   Unit value of accumulation units           $     --  $       --   $     --    $   --
Contracts With Total Expenses of 1.55%:
   Accumulation units outstanding               20,208      81,434         11       897
   Unit value of accumulation units           $   7.47  $    10.70   $   5.97    $ 6.70
Contracts With Total Expenses of 1.70%:
   Accumulation units outstanding                3,935     175,467     23,811       163
   Unit value of accumulation units           $   7.42  $    10.64   $   5.91    $ 6.65
Contracts With Total Expenses of 1.72%:
   Accumulation units outstanding                   --          --         --        --
   Unit value of accumulation units           $     --  $       --   $     --    $   --
Contracts With Total Expenses of 1.77%:
   Accumulation units outstanding                   --          --         --        --
   Unit value of accumulation units           $     --  $       --   $     --    $   --

(1)  Offered in FSA Advisor, FSA Polaris, FSA Polaris II, and FSA Polaris Choice

(2)  Offered in FSA Polaris Choice III

                See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               SEPTEMBER 30, 2007
                                  (Unaudited)
                                  (Continued)

                                                                             SAM           SAM          SAM
                                             Real Estate                Conservative  Conservative   Flexible
                                              Securities  SAM Balanced    Balanced       Growth       Income
                                               Account      Portfolio     Portfolio     Portfolio    Portfolio
                                              (Class 2)     (Class 2)     (Class 2)     (Class 2)    (Class 2)
                                             -----------  ------------  ------------  ------------  ----------
Assets:
   Investments in Trusts, at net asset
      value                                    $83,312     $14,548,786   $1,540,353    $3,344,482   $2,391,943
   Dividends receivable                              0               0            0             0            0
Liabilities:                                         0               0            0             0            0
                                               -------     -----------   ----------    ----------   ----------
Net assets:                                    $83,312     $14,548,786   $1,540,353    $3,344,482   $2,391,943
                                               =======     ===========   ==========    ==========   ==========
   Accumulation units                           83,312      14,548,786    1,540,353     3,344,482    2,391,943
   Contracts in payout (annuitization)
      period                                         0               0            0             0            0
                                               -------     -----------   ----------    ----------   ----------
      Total net assets:                        $83,312     $14,548,786   $1,540,353    $3,344,482   $2,391,943
                                               =======     ===========   ==========    ==========   ==========
Accumulation units outstanding:                  4,292       1,360,649      202,901       290,383      284,406
                                               =======     ===========   ==========    ==========   ==========
Contracts With Total Expenses of 0.85%:
   Accumulation units outstanding                   --              --           --            --           --
   Unit value of accumulation units            $    --     $        --   $       --    $       --   $       --
Contracts With Total Expenses of 1.52%: (1)
   Accumulation units outstanding                   --              --           --            --           --
   Unit value of accumulation units            $    --     $        --   $       --    $       --   $       --
Contracts With Total Expenses of 1.52%: (2)
   Accumulation units outstanding                   --           8,828           --            --           --
   Unit value of accumulation units            $    --     $     10.75   $       --    $       --   $       --
Contracts With Total Expenses of 1.55%:
   Accumulation units outstanding                2,266         808,274      107,300       146,592      242,031
   Unit value of accumulation units            $ 19.57     $     10.73   $     7.57    $    11.56   $     8.42
Contracts With Total Expenses of 1.70%:
   Accumulation units outstanding                2,026         403,403       92,351       143,791       42,375
   Unit value of accumulation units            $ 19.24     $     10.65   $     7.52    $    11.47   $     8.35
Contracts With Total Expenses of 1.72%:
   Accumulation units outstanding                   --              --           --            --           --
   Unit value of accumulation units            $    --     $        --   $       --    $       --   $       --
Contracts With Total Expenses of 1.77%:
   Accumulation units outstanding                   --         140,144        3,250            --           --
   Unit value of accumulation units            $    --     $     10.58   $    10.54    $       --   $       --

                                                SAM
                                             Strategic  Short-Term   SmallCap  West Coast
                                               Growth     Income      Growth     Equity
                                             Portfolio    Account    Account     Account
                                             (Class 2)   (Class 2)  (Class 2)   (Class 2)
                                             ---------  ----------  ---------  ----------
Assets:
   Investments in Trusts, at net asset
      value                                   $547,102    $29,175    $157,683  $1,021,506
   Dividends receivable                              0          0           0           0
Liabilities:                                         0          0           0           0
                                              --------    -------    --------  ----------
Net assets:                                   $547,102    $29,175    $157,683  $1,021,506
                                              ========    =======    ========  ==========
   Accumulation units                          547,102     29,175     157,683   1,021,506
   Contracts in payout (annuitization)
      period                                         0          0           0           0
                                              --------    -------    --------  ----------
      Total net assets:                       $547,102    $29,175    $157,683  $1,021,506
                                              ========    =======    ========  ==========
Accumulation units outstanding:                 42,737      4,328      21,461      76,815
                                              ========    =======    ========  ==========
Contracts With Total Expenses of 0.85%:
   Accumulation units outstanding                   --         --          --          --
   Unit value of accumulation units           $     --    $    --    $     --  $       --
Contracts With Total Expenses of 1.52%: (1)
   Accumulation units outstanding                   --         --          --          --
   Unit value of accumulation units           $     --    $    --    $     --  $       --
Contracts With Total Expenses of 1.52%: (2)
   Accumulation units outstanding                   --         --          --          --
   Unit value of accumulation units           $     --    $    --    $     --  $       --
Contracts With Total Expenses of 1.55%:
   Accumulation units outstanding               38,034      4,313      14,755      41,517
   Unit value of accumulation units           $  12.81    $  6.74    $   7.37  $    13.35
Contracts With Total Expenses of 1.70%:
   Accumulation units outstanding                4,703         15       6,706      35,298
   Unit value of accumulation units           $  12.71    $  6.69    $   7.30  $    13.24
Contracts With Total Expenses of 1.72%:
   Accumulation units outstanding                   --         --          --          --
   Unit value of accumulation units           $     --    $    --    $     --  $       --
Contracts With Total Expenses of 1.77%:
   Accumulation units outstanding                   --         --          --          --
   Unit value of accumulation units           $     --    $    --    $     --  $       --

(1)  Offered in FSA Advisor, FSA Polaris, FSA Polaris II, and FSA Polaris Choice

(2)  Offered in FSA Polaris Choice III

                See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               SEPTEMBER 30, 2007
                                  (Unaudited)
                                  (Continued)

                                                          Columbia
                                                          Marsico
                                              Columbia    Focused
                                             High Yield   Equities
                                                Fund,      Fund,       Asset       Global
                                              Variable    Variable  Allocation     Growth       Growth
                                               Series      Series      Fund         Fund         Fund
                                              (Class A)  (Class A)   (Class 2)   (Class 2)    (Class 2)
                                             ----------  ---------  ----------  -----------  -----------
Assets:
   Investments in Trusts, at net asset
      value                                   $212,267    $787,754  $1,289,188  $16,017,580  $16,431,717
   Dividends receivable                              0           0           0            0            0
Liabilities:                                         0           0           0            0            0
                                              --------    --------  ----------  -----------  -----------
Net assets:                                   $212,267    $787,754  $1,289,188  $16,017,580  $16,431,717
                                              ========    ========  ==========  ===========  ===========
   Accumulation units                          212,267     787,754   1,289,188   16,017,580   16,431,717
   Contracts in payout (annuitization)
      period                                         0           0           0            0            0
                                              --------    --------  ----------  -----------  -----------
      Total net assets:                       $212,267    $787,754  $1,289,188  $16,017,580  $16,431,717
                                              ========    ========  ==========  ===========  ===========
Accumulation units outstanding:                 13,296      59,005      71,217      650,450      709,706
                                              ========    ========  ==========  ===========  ===========
Contracts With Total Expenses of 0.85%:
   Accumulation units outstanding                   --          --      71,217       64,139       44,810
   Unit value of accumulation units           $     --    $     --  $    18.10  $     25.42  $     23.93
Contracts With Total Expenses of 1.52%: (1)
   Accumulation units outstanding                4,805      32,126          --      453,570      520,889
   Unit value of accumulation units           $  16.06    $  13.40  $       --  $     24.59  $     23.15
Contracts With Total Expenses of 1.52%: (2)
   Accumulation units outstanding                  825       3,903          --           --           --
   Unit value of accumulation units           $  16.11    $  13.35  $       --  $        --  $        --
Contracts With Total Expenses of 1.55%:
   Accumulation units outstanding                   --          --          --           --           --
   Unit value of accumulation units           $     --    $     --  $       --  $        --  $        --
Contracts With Total Expenses of 1.70%:
   Accumulation units outstanding                   --          --          --           --           --
   Unit value of accumulation units           $     --    $     --  $       --  $        --  $        --
Contracts With Total Expenses of 1.72%:
   Accumulation units outstanding                7,666      22,927          --      132,741      144,007
   Unit value of accumulation units           $  15.89    $  13.28  $       --  $     24.35  $     22.92
Contracts With Total Expenses of 1.77%:
   Accumulation units outstanding                   --          49          --           --           --
   Unit value of accumulation units           $     --    $  13.13  $       --  $        --  $        --




                                                                                    MTB
                                                          Growth and    Mid Cap    Large
                                               Growth-      Income       Value      Cap
                                             Income Fund   Portfolio   Portfolio   Growth
                                              (Class 2)   (Class VC)  (Class VC)  Fund II
                                             -----------  ----------  ----------  -------
Assets:
   Investments in Trusts, at net asset
      value                                  $19,718,563  $7,640,653   $223,076   $25,599
   Dividends receivable                                0           0          0         0
Liabilities:                                           0           0          0         0
                                             -----------  ----------   --------   -------
Net assets:                                  $19,718,563  $7,640,653   $223,076   $25,599
                                             ===========  ==========   ========   =======
   Accumulation units                         19,718,563   7,640,653    223,076    25,599
   Contracts in payout (annuitization)
      period                                           0           0          0         0
                                             -----------  ----------   --------   -------
      Total net assets:                      $19,718,563  $7,640,653   $223,076   $25,599
                                             ===========  ==========   ========   =======
Accumulation units outstanding:                  984,059     523,197     13,472     2,344
                                             ===========  ==========   ========   =======
Contracts With Total Expenses of 0.85%:
   Accumulation units outstanding                 94,207      30,475     13,472        --
   Unit value of accumulation units          $     20.68  $    15.14   $  16.56   $    --
Contracts With Total Expenses of 1.52%: (1)
   Accumulation units outstanding                735,100     380,051         --     2,344
   Unit value of accumulation units          $     20.01  $    14.60   $     --   $ 10.92
Contracts With Total Expenses of 1.52%: (2)
   Accumulation units outstanding                     --      32,938         --        --
   Unit value of accumulation units          $        --  $    14.60   $     --   $    --
Contracts With Total Expenses of 1.55%:
   Accumulation units outstanding                     --          --         --        --
   Unit value of accumulation units          $        --  $       --   $     --   $    --
Contracts With Total Expenses of 1.70%:
   Accumulation units outstanding                     --          --         --        --
   Unit value of accumulation units          $        --  $       --   $     --   $    --
Contracts With Total Expenses of 1.72%:
   Accumulation units outstanding                154,752      45,209         --        --
   Unit value of accumulation units          $     19.80  $    14.40   $     --   $    --
Contracts With Total Expenses of 1.77%:
   Accumulation units outstanding                     --      34,524         --        --
   Unit value of accumulation units          $        --  $    14.39   $     --   $    --

(1)  Offered in FSA Advisor, FSA Polaris, FSA Polaris II, and FSA Polaris Choice

(2)  Offered in FSA Polaris Choice III

                See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               SEPTEMBER 30, 2007
                                  (Unaudited)
                                  (Continued)

                                                MTB    MTB Managed
                                               Large    Allocation
                                                Cap       Fund -
                                               Value     Moderate
                                              Fund II   Growth II
                                             --------  -----------
Assets:
   Investments in Trusts, at net asset
      value                                  $125,669    $79,695
   Dividends receivable                             0          0
Liabilities:                                        0          0
                                             --------    -------
Net assets:                                  $125,669    $79,695
                                             ========    =======
   Accumulation units                         125,669     79,695
   Contracts in payout (annuitization)
      period                                        0          0
                                             --------    -------
      Total net assets:                      $125,669    $79,695
                                             ========    =======
Accumulation units outstanding:                12,324      7,532
                                             ========    =======
Contracts With Total Expenses of 0.85%:
   Accumulation units outstanding                  --         --
   Unit value of accumulation units          $     --    $    --
Contracts With Total Expenses of 1.52%: (1)
   Accumulation units outstanding              12,324      7,532
   Unit value of accumulation units          $  10.20    $ 10.58
Contracts With Total Expenses of 1.52%: (2)
   Accumulation units outstanding                  --         --
   Unit value of accumulation units          $     --    $    --
Contracts With Total Expenses of 1.55%:
   Accumulation units outstanding                  --         --
   Unit value of accumulation units          $     --    $    --
Contracts With Total Expenses of 1.70%:
   Accumulation units outstanding                  --         --
   Unit value of accumulation units          $     --    $    --
Contracts With Total Expenses of 1.72%:
   Accumulation units outstanding                  --         --
   Unit value of accumulation units          $     --    $    --
Contracts With Total Expenses of 1.77%:
   Accumulation units outstanding                  --         --
   Unit value of accumulation units          $     --    $    --

(1)  Offered in FSA Advisor, FSA Polaris, FSA Polaris II, and FSA Polaris Choice

(2)  Offered in FSA Polaris Choice III

                See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                        SCHEDULE OF PORTFOLIO INVESTMENTS
                               SEPTEMBER 30, 2007
                                   (Unaudited)

                                                        Net Asset
                                                          Value     Net Asset
Variable Accounts                              Shares   Per Share     Value        Cost
-----------------                            ---------  ---------  -----------  -----------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)        553,694    $16.49   $ 9,132,604  $ 8,043,882
   Capital Appreciation Portfolio (Class 1)    537,100     45.14    24,247,119   18,693,557
   Government and Quality Bond Portfolio
      (Class 1)                                987,260     14.63    14,441,303   14,838,100
   Growth Portfolio (Class 1)                  438,302     29.02    12,719,722   12,124,888
   Natural Resources Portfolio (Class 1)       140,736     66.50     9,358,541    4,505,263
   Asset Allocation Portfolio (Class 3)        171,013     16.44     2,812,185    2,595,080
   Capital Appreciation Portfolio (Class 3)    431,730     44.72    19,309,104   15,640,010
   Government and Quality Bond Portfolio
      (Class 3)                              1,486,638     14.60    21,710,506   22,154,429
   Growth Portfolio (Class 3)                  351,058     28.95    10,162,591    9,518,276
   Natural Resources Portfolio (Class 3)       118,610     66.17     7,848,260    5,919,586

SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)       481,338    $13.71   $ 6,599,884  $ 6,196,351
   Alliance Growth Portfolio (Class 1)         957,282     25.09    24,021,956   24,612,446
   Balanced Portfolio (Class 1)                456,386     16.02     7,310,470    6,990,658
   Blue Chip Growth Portfolio (Class 1)        233,881      7.96     1,862,454    1,393,840
   Capital Growth Portfolio (Class 1)          106,390     10.41     1,106,999      797,605
   Cash Management Portfolio (Class 1)       1,079,438     11.50    12,415,996   12,040,570
   Corporate Bond Portfolio (Class 1)          585,639     12.15     7,114,310    6,715,611
   Davis Venture Value Portfolio (Class 1)   1,245,592     35.15    43,787,612   27,098,756
   "Dogs" of Wall Street Portfolio
       (Class 1)                               180,778     12.08     2,184,108    1,786,772
   Emerging Markets Portfolio (Class 1)        404,207     22.93     9,267,330    4,520,289
   Equity Opportunities Portfolio (Class 1)    333,073     20.20     6,727,296    4,883,154
   Fundamental Growth Portfolio (Class 1)      343,102     18.29     6,275,582    7,005,186
   Global Bond Portfolio (Class 1)             286,471     11.44     3,278,471    3,177,396
   Global Equities Portfolio (Class 1)         326,953     18.72     6,120,514    4,776,303
   Growth Opportunities Portfolio (Class 1)    111,853      7.45       832,751      647,559
   Growth-Income Portfolio (Class 1)           675,919     30.25    20,446,237   16,224,955
   High-Yield Bond Portfolio (Class 1)       1,164,791      7.65     8,911,379    8,299,635
   International Diversified Equities
      Portfolio (Class 1)                      619,252     12.60     7,800,295    5,600,120
   International Growth & Income Portfolio
      (Class 1)                                591,961     18.85    11,161,124    6,728,835
   MFS Massachusetts Investors Trust
      Portfolio (Class 1)                      529,224     15.52     8,215,831    6,394,557
   MFS Total Return Portfolio (Class 1)        892,277     18.98    16,932,813   13,917,596
   Mid-Cap Growth Portfolio (Class 1)          446,235     11.32     5,049,470    4,845,649
   Real Estate Portfolio (Class 1)             243,272     23.19     5,640,471    3,830,200
   Technology Portfolio (Class 1)              251,124      3.24       814,458      649,659
   Telecom Utility Portfolio (Class 1)         171,889     12.58     2,162,081    1,889,178
   Worldwide High Income Portfolio
      (Class 1)                                351,098      8.04     2,821,927    2,687,809
   Aggressive Growth Portfolio (Class 3)       131,081     13.56     1,777,311    1,494,611
   Alliance Growth Portfolio (Class 3)         523,886     24.96    13,073,794   10,586,941
   American Funds Asset Allocation SAST
      Portfolio (Class 3)                       40,263     11.59       466,586      457,290
   American Funds Global Growth SAST
      Portfolio (Class 3)                      114,197     12.44     1,420,958    1,342,257
   American Funds Growth SAST Portfolio
      (Class 3)                                 81,730     12.32     1,007,157      961,239
   American Funds Growth-Income SAST
      Portfolio (Class 3)                      154,115     11.91     1,835,580    1,771,905
   Balanced Portfolio (Class 3)                 68,784     15.95     1,097,015      999,890
   Blue Chip Growth Portfolio (Class 3)        178,699      7.93     1,416,782    1,184,309
   Capital Growth Portfolio (Class 3)          128,947     10.30     1,328,313    1,146,995
   Cash Management Portfolio (Class 3)         778,787     11.45     8,914,994    8,644,229
   Corporate Bond Portfolio (Class 3)        1,022,981     12.09    12,367,514   12,094,896
   Davis Venture Value Portfolio (Class 3)     766,189     34.98    26,799,109   21,478,659
   "Dogs" of Wall Street Portfolio
       (Class 3)                               107,713     12.03     1,295,493    1,181,774
   Emerging Markets Portfolio (Class 3)        373,211     22.76     8,494,007    6,078,681
   Equity Opportunities Portfolio (Class 3)    120,589     20.09     2,423,194    1,962,517
   Foreign Value Portfolio (Class 3)           833,498     22.81    19,010,490   13,117,105
   Fundamental Growth Portfolio (Class 3)       84,964     18.16     1,543,006    1,426,275
   Global Bond Portfolio (Class 3)             193,005     11.34     2,188,160    2,136,719
   Global Equities Portfolio (Class 3)         108,970     18.57     2,023,747    1,548,411
   Growth Opportunities Portfolio (Class 3)    300,353      7.34     2,203,461    1,835,337
   Growth-Income Portfolio (Class 3)            34,305     30.11     1,033,058      839,451
   High-Yield Bond Portfolio (Class 3)         326,778      7.61     2,487,401    2,415,994
   International Diversified Equities
      Portfolio (Class 3)                    1,185,752     12.49    14,807,595   10,409,423
   International Growth & Income Portfolio
      (Class 3)                                464,863     18.83     8,753,980    7,350,606
   Marsico Focused Growth Portfolio
      (Class 3)                                132,542     14.00     1,855,293    1,524,264
   MFS Massachusetts Investors Trust
      Portfolio (Class 3)                      187,847     15.47     2,905,165    2,158,273
   MFS Total Return Portfolio (Class 3)        485,799     18.89     9,177,948    8,482,103
   Mid-Cap Growth Portfolio (Class 3)          456,218     11.15     5,087,856    4,037,832
   Real Estate Portfolio (Class 3)             289,595     23.02     6,666,864    6,443,232
   Small & Mid Cap Value Portfolio
      (Class 3)                                611,448     19.16    11,716,242   10,298,651
   Small Company Value Portfolio (Class 3)     139,796     17.58     2,457,887    2,478,187
   Technology Portfolio (Class 3)              341,173      3.20     1,092,244      901,051
   Telecom Utility Portfolio (Class 3)          28,584     12.52       358,008      298,898
   Worldwide High Income Portfolio
      (Class 3)                                 85,030      7.98       678,336      644,648

VAN KAMPEN LIFE INVESTMENT TRUST
   (Class II):
   Comstock Portfolio                          389,691    $14.67   $ 5,716,763  $ 5,242,599
   Growth and Income Portfolio                 728,519     21.98    16,012,851   14,302,087
   Strategic Growth Portfolio                   20,110     33.08       665,237      540,810

PRINCIPAL VARIABLE CONTRACTS FUND, INC.
   (Class 2):
   Diversified International Account            41,148    $22.11   $   909,792  $   891,454
   Equity Income Account I                     141,771     19.76     2,801,387    2,495,773
   Growth Account                                7,776     17.27       134,293      107,238
   Income Account                               60,037     10.14       608,776      623,809
   LargeCap Blend Account                       13,771     13.08       180,128      157,345
   MidCap Stock Account                        162,729     16.83     2,738,721    2,848,706
   Money Market Account                        140,848      1.00       140,848      140,848
   Mortgage Securities Account                     697     10.19         7,100        7,410
   Real Estate Securities Account                3,855     21.61        83,312       95,187
   SAM Balanced Portfolio                      761,318     19.11    14,548,786   12,292,550
   SAM Conservative Balanced Portfolio         119,222     12.92     1,540,353    1,410,776
   SAM Conservative Growth Portfolio           157,239     21.27     3,344,482    2,642,778
   SAM Flexible Income Portfolio               169,281     14.13     2,391,943    2,321,980
   SAM Strategic Growth Portfolio               22,645     24.16       547,102      436,570
   Short-Term Income Account                    11,812      2.47        29,175       30,061
   SmallCap Growth Account                      13,184     11.96       157,683      136,363
   West Coast Equity Account                    40,376     25.30     1,021,506      891,166

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I
   (Class A):
   Columbia High Yield Fund, Variable
      Series                                    18,986    $11.18   $   212,267  $   206,837
   Columbia Marsico Focused Equities Fund,
      Variable Series                           34,535     22.81       787,754      666,644

AMERICAN FUNDS INSURANCE SERIES (Class 2):
   Asset Allocation Fund                        66,625    $19.35   $ 1,289,188  $ 1,250,870
   Global Growth Fund                          633,607     25.28    16,017,580   12,933,093
   Growth Fund                                 237,110     69.30    16,431,717   13,734,550
   Growth-Income Fund                          436,445     45.18    19,718,563   16,822,861

LORD ABBETT SERIES FUND, INC.(Class VC):
   Growth and Income Portfolio                 242,560    $31.50   $ 7,640,653  $ 6,759,899
   Mid Cap Value Portfolio                       9,562     23.33       223,076      222,858

MTB GROUP OF FUNDS:
   MTB Large Cap Growth Fund II                  2,071    $12.36   $    25,599  $    24,800
   MTB Large Cap Value Fund II                   9,958     12.62       125,669      125,194
   MTB Managed Allocation Fund - Moderate
      Growth II                                  6,888     11.57        79,695       77,328

                See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2007
                                   (Unaudited)

                                                                   Capital    Government and
                                             Asset Allocation   Appreciation   Quality Bond
                                                Portfolio         Portfolio     Portfolio     Growth Portfolio
                                                (Class 1)         (Class 1)     (Class 1)         (Class 1)
                                             ----------------  -------------  --------------  ----------------
Investment income:
   Dividends                                    $   256,054     $    78,464    $   567,148       $    87,479
                                                -----------     -----------    -----------       -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                                 (109,916)       (263,367)      (176,806)         (146,030)
                                                -----------     -----------    -----------       -----------
Net investment income (loss)                        146,138        (184,903)       390,342           (58,551)
                                                -----------     -----------    -----------       -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                      2,066,541       5,143,962      4,067,198         1,993,036
   Cost of shares sold                           (1,758,888)     (3,945,531)    (4,120,736)       (1,807,907)
                                                -----------     -----------    -----------       -----------
Net realized gains (losses) from securities
   transactions                                     307,653       1,198,431        (53,538)          185,129
Realized gain distributions                         315,706       2,567,556              0         1,329,529
                                                -----------     -----------    -----------       -----------
Net realized gains (losses)                         623,359       3,765,987        (53,538)        1,514,658
                                                -----------     -----------    -----------       -----------
Net unrealized appreciation (depreciation)
   of investments:
   Beginning of period                            1,133,730       4,242,781       (384,620)          521,431
   End of period                                  1,088,722       5,553,562       (396,797)          594,834
                                                -----------     -----------    -----------       -----------
Change in net unrealized appreciation
   (depreciation) of investments                    (45,008)      1,310,781        (12,177)           73,403
                                                -----------     -----------    -----------       -----------
Increase (decrease) in net assets from
   operations                                   $   724,489     $ 4,891,865    $   324,627       $ 1,529,510
                                                ===========     ===========    ===========       ===========

                                                                                     Capital    Government and
                                             Natural Resources  Asset Allocation  Appreciation   Quality Bond
                                                 Portfolio          Portfolio      Portfolio       Portfolio
                                                 (Class 1)          (Class 3)      (Class 3)       (Class 3)
                                             -----------------  ----------------  ------------  --------------
Investment income:
   Dividends                                    $    98,999         $  72,612      $    26,543   $   758,505
                                                -----------         ---------      -----------   -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                                 (100,689)          (30,564)        (188,666)     (217,707)
                                                -----------         ---------      -----------   -----------
Net investment income (loss)                         (1,690)           42,048         (162,123)      540,798
                                                -----------         ---------      -----------   -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                      2,379,763           318,610        1,324,869     1,035,481
   Cost of shares sold                           (1,121,384)         (278,076)      (1,025,321)   (1,043,267)
                                                -----------         ---------      -----------   -----------
Net realized gains (losses) from securities
   transactions                                   1,258,379            40,534          299,548        (7,786)
Realized gain distributions                         434,756            97,078        2,053,747             0
                                                -----------         ---------      -----------   -----------
Net realized gains (losses)                       1,693,135           137,612        2,353,295        (7,786)
                                                -----------         ---------      -----------   -----------
Net unrealized appreciation (depreciation)
   of investments:
   Beginning of period                            4,030,922           196,154        2,268,208      (300,884)
   End of period                                  4,853,278           217,105        3,669,094      (443,923)
                                                -----------         ---------      -----------   -----------
Change in net unrealized appreciation
   (depreciation) of investments                    822,356            20,951        1,400,886      (143,039)
                                                -----------         ---------      -----------   -----------
Increase (decrease) in net assets from
   operations                                   $ 2,513,801         $ 200,611      $ 3,592,058   $   389,973
                                                ===========         =========      ===========   ===========

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2007
                                   (Unaudited)
                                   (Continued)

                                                           Natural    Aggressive    Alliance
                                               Growth     Resources     Growth       Growth
                                              Portfolio   Portfolio   Portfolio    Portfolio
                                              (Class 3)   (Class 3)   (Class 1)    (Class 1)
                                             ----------  ----------  -----------  -----------
Investment income:
   Dividends                                 $   47,659  $   67,441  $         0  $         0
                                             ----------  ----------  -----------  -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                             (108,522)    (70,175)     (84,077)    (287,646)
                                             ----------  ----------  -----------  -----------
Net investment income (loss)                    (60,863)     (2,734)     (84,077)    (287,646)
                                             ----------  ----------  -----------  -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                    824,840     586,160    2,141,351    7,299,617
   Cost of shares sold                         (730,138)   (430,566)  (2,061,923)  (8,140,603)
                                             ----------  ----------  -----------  -----------
Net realized gains (losses) from securities
   transactions                                  94,702     155,594       79,428     (840,986)
Realized gain distributions                   1,059,934     356,223            0            0
                                             ----------  ----------  -----------  -----------
Net realized gains (losses)                   1,154,636     511,817       79,428     (840,986)
                                             ----------  ----------  -----------  -----------
Net unrealized appreciation (depreciation)
   of investments:
   Beginning of period                          639,927     712,465     (194,632)  (4,646,713)
   End of period                                644,315   1,928,674      403,533     (590,490)
                                             ----------  ----------  -----------  -----------
Change in net unrealized appreciation
   (depreciation) of investments                  4,388   1,216,209      598,165    4,056,223
                                             ----------  ----------  -----------  -----------
Increase (decrease) in net assets from
   operations                                $1,098,161  $1,725,292  $   593,516  $ 2,927,591
                                             ==========  ==========  ===========  ===========

                                                          Blue Chip   Capital      Cash
                                               Balanced     Growth     Growth    Management
                                              Portfolio   Portfolio  Portfolio   Portfolio
                                              (Class 1)   (Class 1)  (Class 1)   (Class 1)
                                             -----------  ---------  ---------  -----------
Investment income:
   Dividends                                 $         0  $       0  $       0  $         0
                                             -----------  ---------  ---------  -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                               (89,559)   (20,470)   (12,125)    (130,580)
                                             -----------  ---------  ---------  -----------
Net investment income (loss)                     (89,559)   (20,470)   (12,125)    (130,580)
                                             -----------  ---------  ---------  -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                   1,564,970    308,186    307,067    5,339,174
   Cost of shares sold                        (1,543,281)  (245,211)  (211,912)  (5,166,181)
                                             -----------  ---------  ---------  -----------
Net realized gains (losses) from securities
   transactions                                   21,689     62,975     95,155      172,993
Realized gain distributions                            0          0          0            0
                                             -----------  ---------  ---------  -----------
Net realized gains (losses)                       21,689     62,975     95,155      172,993
                                             -----------  ---------  ---------  -----------
Net unrealized appreciation (depreciation)
   of investments:
   Beginning of period                          (182,335)   286,315    232,566      144,611
   End of period                                 319,812    468,614    309,394      375,426
                                             -----------  ---------  ---------  -----------
Change in net unrealized appreciation
   (depreciation) of investments                 502,147    182,299     76,828      230,815
                                             -----------  ---------  ---------  -----------
Increase (decrease) in net assets from
   operations                                $   434,277  $ 224,804  $ 159,858  $   273,228
                                             ===========  =========  =========  ===========

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2007
                                   (Unaudited)
                                   (Continued)

                                              Corporate   Davis Venture   "Dogs" of     Emerging
                                                Bond          Value      Wall Street    Markets
                                              Portfolio     Portfolio     Portfolio    Portfolio
                                              (Class 1)     (Class 1)     (Class 1)    (Class 1)
                                             -----------  -------------  -----------  -----------
Investment income:
   Dividends                                 $         0  $          0    $       0   $         0
                                             -----------  ------------    ---------   -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                               (86,352)     (531,471)     (28,424)     (101,322)
                                             -----------  ------------    ---------   -----------
Net investment income (loss)                     (86,352)     (531,471)     (28,424)     (101,322)
                                             -----------  ------------    ---------   -----------
Net realized gains (losses) from securities
    transactions:
   Proceeds from shares sold                   1,643,913     8,753,663      818,742     3,652,602
   Cost of shares sold                        (1,575,268)   (5,543,399)    (648,114)   (2,108,524)
                                             -----------  ------------    ---------   -----------
Net realized gains (losses) from securities
   transactions                                   68,645     3,210,264      170,628     1,544,078
Realized gain distributions                            0             0            0             0
                                             -----------  ------------    ---------   -----------
Net realized gains (losses)                       68,645     3,210,264      170,628     1,544,078
                                             -----------  ------------    ---------   -----------
Net unrealized appreciation (depreciation)
   of investments:
   Beginning of period                           225,908    16,367,916      498,707     3,568,807
   End of period                                 398,699    16,688,856      397,336     4,747,041
                                             -----------  ------------    ---------   -----------
Change in net unrealized appreciation
   (depreciation) of investments                 172,791       320,940     (101,371)    1,178,234
                                             -----------  ------------    ---------   -----------
Increase (decrease) in net assets from
   operations                                $   155,084  $  2,999,733    $  40,833   $ 2,620,990
                                             ===========  ============    =========   ===========

                                                Equity      Fundamental   Global       Global
                                             Opportunities    Growth       Bond       Equities
                                               Portfolio     Portfolio   Portfolio   Portfolio
                                               (Class 1)     (Class 1)   (Class 1)   (Class 1)
                                             -------------  -----------  ---------  -----------
Investment income:
   Dividends                                  $         0   $         0  $       0  $         0
                                              -----------   -----------  ---------  -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                                (82,304)      (72,516)   (35,779)     (70,883)
                                              -----------   -----------  ---------  -----------
Net investment income (loss)                      (82,304)      (72,516)   (35,779)     (70,883)
                                              -----------   -----------  ---------  -----------
Net realized gains (losses) from securities
    transactions:
   Proceeds from shares sold                    1,660,125     1,535,312    671,542    1,291,607
   Cost of shares sold                         (1,252,712)   (1,850,326)  (689,749)  (1,054,130)
                                              -----------   -----------  ---------  -----------
Net realized gains (losses) from securities
   transactions                                   407,413      (315,014)   (18,207)     237,477
Realized gain distributions                             0             0          0            0
                                              -----------   -----------  ---------  -----------
Net realized gains (losses)                       407,413      (315,014)   (18,207)     237,477
                                              -----------   -----------  ---------  -----------
Net unrealized appreciation (depreciation)
   of investments:
   Beginning of period                          1,860,253    (1,772,908)  (108,070)     735,757
   End of period                                1,844,142      (729,604)   101,075    1,344,211
                                              -----------   -----------  ---------  -----------
Change in net unrealized appreciation
   (depreciation) of investments                  (16,111)    1,043,304    209,145      608,454
                                              -----------   -----------  ---------  -----------
Increase (decrease) in net assets from
   operations                                 $   308,998   $   655,774  $ 155,159  $   775,048
                                              ===========   ===========  =========  ===========

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2007
                                   (Unaudited)
                                   (Continued)


                                                                                      International
                                                 Growth       Growth-     High-Yield   Diversified
                                             Opportunities     Income        Bond        Equities
                                               Portfolio     Portfolio    Portfolio     Portfolio
                                               (Class 1)     (Class 1)    (Class 1)     (Class 1)
                                             -------------  -----------  -----------  -------------
Investment income:
   Dividends                                   $       0    $         0  $         0   $         0
                                               ---------    -----------  -----------   -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                                (8,360)      (248,110)    (117,728)      (90,196)
                                               ---------    -----------  -----------   -----------
Net investment income (loss)                      (8,360)      (248,110)    (117,728)      (90,196)
                                               ---------    -----------  -----------   -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                     285,792      5,542,288    4,726,749     1,830,733
   Cost of shares sold                          (240,975)    (4,674,143)  (4,372,587)   (1,376,722)
                                               ---------    -----------  -----------   -----------
Net realized gains (losses) from securities
   transactions                                   44,817        868,145      354,162       454,011
Realized gain distributions                            0              0            0             0
                                               ---------    -----------  -----------   -----------
Net realized gains (losses)                       44,817        868,145      354,162       454,011
                                               ---------    -----------  -----------   -----------
Net unrealized appreciation (depreciation)
   of investments:
   Beginning of period                            94,232      2,747,429      760,804     1,428,918
   End of period                                 185,192      4,221,282      611,744     2,200,175
                                               ---------    -----------  -----------   -----------
Change in net unrealized appreciation
   (depreciation) of investments                  90,960      1,473,853     (149,060)      771,257
                                               ---------    -----------  -----------   -----------
Increase (decrease) in net assets from
   operations                                  $ 127,417    $ 2,093,888  $    87,374   $ 1,135,072
                                               =========    ===========  ===========   ===========

                                                                 MFS
                                             International  Massachusetts      MFS
                                                Growth &      Investors       Total       Mid-Cap
                                                 Income         Trust         Return       Growth
                                               Portfolio      Portfolio     Portfolio    Portfolio
                                               (Class 1)      (Class 1)     (Class 1)    (Class 1)
                                             -------------  -------------  -----------  -----------
Investment income:
   Dividends                                  $         0    $         0   $         0  $         0
                                              -----------    -----------   -----------  -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                               (132,482)       (96,833)     (205,041)     (56,680)
                                              -----------    -----------   -----------  -----------
Net investment income (loss)                     (132,482)       (96,833)     (205,041)     (56,680)
                                              -----------    -----------   -----------  -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                    2,647,286      2,029,798     3,303,437    1,105,045
   Cost of shares sold                         (1,609,428)    (1,667,591)   (2,766,386)  (1,156,731)
                                              -----------    -----------   -----------  -----------
Net realized gains (losses) from securities
   transactions                                 1,037,858        362,207       537,051      (51,686)
Realized gain distributions                             0              0             0            0
                                              -----------    -----------   -----------  -----------
Net realized gains (losses)                     1,037,858        362,207       537,051      (51,686)
                                              -----------    -----------   -----------  -----------
Net unrealized appreciation (depreciation)
   of investments:
   Beginning of period                          4,111,375      1,234,272     2,519,886     (678,653)
   End of period                                4,432,289      1,821,274     3,015,217      203,821
                                              -----------    -----------   -----------  -----------
Change in net unrealized appreciation
   (depreciation) of investments                  320,914        587,002       495,331      882,474
                                              -----------    -----------   -----------  -----------
Increase (decrease) in net assets from
   operations                                 $ 1,226,290    $   852,376   $   827,341  $   774,108
                                              ===========    ===========   ===========  ===========

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2007
                                   (Unaudited)
                                   (Continued)


                                                                       Telecom    Worldwide
                                             Real Estate  Technology   Utility   High Income
                                              Portfolio    Portfolio  Portfolio   Portfolio
                                              (Class 1)    (Class 1)  (Class 1)   (Class 1)
                                             -----------  ----------  ---------  -----------
Investment income:
   Dividends                                 $        0   $       0   $       0   $       0
                                             ----------   ---------   ---------   ---------
Expenses:
   Charges for distribution, mortality and
      expense risk                              (77,438)     (7,699)    (25,828)    (34,083)
                                             ----------   ---------   ---------   ---------
Net investment income (loss)                    (77,438)     (7,699)    (25,828)    (34,083)
                                             ----------   ---------   ---------   ---------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                  1,487,386     140,855     540,899     651,491
   Cost of shares sold                         (936,518)   (123,963)   (492,562)   (633,801)
                                             ----------   ---------   ---------   ---------
Net realized gains (losses) from securities
   transactions                                 550,868      16,892      48,337      17,690
Realized gain distributions                           0           0           0           0
                                             ----------   ---------   ---------   ---------
Net realized gains (losses)                     550,868      16,892      48,337      17,690
                                             ----------   ---------   ---------   ---------
Net unrealized appreciation (depreciation)
   of investments:
   Beginning of period                        2,674,704      41,485      (8,124)     21,001
   End of period                              1,810,271     164,799     272,903     134,118
                                             ----------   ---------   ---------   ---------
Change in net unrealized appreciation
   (depreciation) of investments               (864,433)    123,314     281,027     113,117
                                             ----------   ---------   ---------   ---------
Increase (decrease) in net assets from
   operations                                $ (391,003)  $ 132,507   $ 303,536   $  96,724
                                             ==========   =========   =========   =========

                                                                        American       American
                                             Aggressive   Alliance     Funds Asset   Funds Global
                                               Growth      Growth      Allocation     Growth SAST
                                              Portfolio   Portfolio  SAST Portfolio    Portfolio
                                              (Class 3)   (Class 3)     (Class 3)      (Class 3)
                                             ----------  ----------  --------------  ------------
Investment income:
   Dividends                                 $       0   $        0     $   168        $      0
                                             ---------   ----------     -------        --------
Expenses:
   Charges for distribution, mortality and
      expense risk                             (18,711)    (135,346)     (1,945)         (7,117)
                                             ---------   ----------     -------        --------
Net investment income (loss)                   (18,711)    (135,346)     (1,777)         (7,117)
                                             ---------   ----------     -------        --------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                   140,215      777,742       7,053          81,677
   Cost of shares sold                        (113,799)    (649,634)     (6,632)        (78,326)
                                             ---------   ----------     -------        --------
Net realized gains (losses) from securities
   transactions                                 26,416      128,108         421           3,351
Realized gain distributions                          0            0           2               0
                                             ---------   ----------     -------        --------
Net realized gains (losses)                     26,416      128,108         423           3,351
                                             ---------   ----------     -------        --------
Net unrealized appreciation (depreciation)
   of investments:
   Beginning of period                         191,617    1,083,773          47             105
   End of period                               282,700    2,486,853       9,296          78,701
                                             ---------   ----------     -------        --------
Change in net unrealized appreciation
   (depreciation) of investments                91,083    1,403,080       9,249          78,596
                                             ---------   ----------     -------        --------
Increase (decrease) in net assets from
   operations                                $  98,788   $1,395,842     $ 7,895        $ 74,830
                                             =========   ==========     =======        ========

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2007
                                   (Unaudited)
                                   (Continued)

                                                            American
                                               American      Funds
                                                Funds       Growth-               Blue Chip
                                             Growth SAST  Income SAST   Balanced    Growth
                                              Portfolio    Portfolio   Portfolio  Portfolio
                                              (Class 3)    (Class 3)   (Class 3)  (Class 3)
                                             -----------  -----------  ---------  ---------
Investment income:
   Dividends                                  $     129    $     473   $       0  $      0
                                              ---------    ---------   ---------  --------
Expenses:
   Charges for distribution, mortality and
      expense risk                               (3,393)      (7,609)    (11,303)  (12,836)
                                              ---------    ---------   ---------  --------
Net investment income (loss)                     (3,264)      (7,136)    (11,303)  (12,836)
                                              ---------    ---------   ---------  --------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                    109,155      156,573     775,020    54,791
   Cost of shares sold                         (107,527)    (151,562)   (782,758)  (48,406)
                                              ---------    ---------   ---------  --------
Net realized gains (losses) from securities
   transactions                                   1,628        5,011      (7,738)    6,385
Realized gain distributions                          16           35           0         0
                                              ---------    ---------   ---------  --------
Net realized gains (losses)                       1,644        5,046      (7,738)    6,385
                                              ---------    ---------   ---------  --------
Net unrealized appreciation (depreciation)
   of investments:
   Beginning of period                               60           27      45,545    85,026
   End of period                                 45,918       63,675      97,125   232,473
                                              ---------    ---------   ---------  --------
Change in net unrealized appreciation
   (depreciation) of investments                 45,858       63,648      51,580   147,447
                                              ---------    ---------   ---------  --------
Increase (decrease) in net assets from
   operations                                 $  44,238    $  61,558   $  32,539  $140,996
                                              =========    =========   =========  ========


                                                                                   Davis
                                              Capital       Cash     Corporate    Venture
                                               Growth    Management     Bond       Value
                                             Portfolio   Portfolio   Portfolio   Portfolio
                                             (Class 3)   (Class 3)   (Class 3)   (Class 3)
                                             ---------  -----------  ---------  -----------
Investment income:
   Dividends                                 $      0   $         0  $       0  $         0
                                             --------   -----------  ---------  -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                             (7,764)      (87,804)  (116,255)    (289,977)
                                             --------   -----------  ---------  -----------
Net investment income (loss)                   (7,764)      (87,804)  (116,255)    (289,977)
                                             --------   -----------  ---------  -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                   62,304     2,752,401    360,537    1,478,930
   Cost of shares sold                        (54,630)   (2,653,729)  (355,139)  (1,173,596)
                                             --------   -----------  ---------  -----------
Net realized gains (losses) from securities
   transactions                                 7,674        98,672      5,398      305,334
Realized gain distributions                         0             0          0            0
                                             --------   -----------  ---------  -----------
Net realized gains (losses)                     7,674        98,672      5,398      305,334
                                             --------   -----------  ---------  -----------
Net unrealized appreciation (depreciation)
   of investments:
   Beginning of period                         64,768       115,832    (30,583)   3,830,008
   End of period                              181,318       270,765    272,618    5,320,450
                                             --------   -----------  ---------  -----------
Change in net unrealized appreciation
   (depreciation) of investments              116,550       154,933    303,201    1,490,442
                                             --------   -----------  ---------  -----------
Increase (decrease) in net assets from
   operations                                $116,460   $   165,801  $ 192,344  $ 1,505,799
                                             ========   ===========  =========  ===========

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2007
                                   (Unaudited)
                                   (Continued)

                                              "Dogs" of    Emerging       Equity       Foreign
                                             Wall Street    Markets   Opportunities     Value
                                              Portfolio    Portfolio    Portfolio     Portfolio
                                              (Class 3)    (Class 3)    (Class 3)     (Class 3)
                                             -----------  ----------  -------------  -----------
Investment income:
   Dividends                                  $       0   $        0    $       0    $         0
                                              ---------   ----------    ---------    -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                              (12,678)     (77,828)     (26,244)      (205,010)
                                              ---------   ----------    ---------    -----------
Net investment income (loss)                    (12,678)     (77,828)     (26,244)      (205,010)
                                              ---------   ----------    ---------    -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                    134,773      885,626      268,836      1,604,670
   Cost of shares sold                         (117,816)    (658,591)    (228,664)    (1,128,613)
                                              ---------   ----------    ---------    -----------
Net realized gains (losses) from securities
   transactions                                  16,957      227,035       40,172        476,057
Realized gain distributions                           0            0            0              0
                                              ---------   ----------    ---------    -----------
Net realized gains (losses)                      16,957      227,035       40,172        476,057
                                              ---------   ----------    ---------    -----------
Net unrealized appreciation (depreciation)
   of investments:
   Beginning of period                          115,803      564,977      376,042      4,113,611
   End of period                                113,719    2,415,326      460,677      5,893,385
                                              ---------   ----------    ---------    -----------
Change in net unrealized appreciation
   (depreciation) of investments                 (2,084)   1,850,349       84,635      1,779,774
                                              ---------   ----------    ---------    -----------
Increase (decrease) in net assets from
   operations                                 $   2,195   $1,999,556    $  98,563    $ 2,050,821
                                              =========   ==========    =========    ===========

                                             Fundamental    Global     Global       Growth
                                                Growth       Bond     Equities  Opportunities
                                              Portfolio   Portfolio  Portfolio    Portfolio
                                              (Class 3)   (Class 3)  (Class 3)    (Class 3)
                                             -----------  ---------  ---------  -------------
Investment income:
   Dividends                                  $      0    $      0   $      0     $       0
                                              --------    --------   --------     ---------
Expenses:
   Charges for distribution, mortality and
      expense risk                              (6,093)    (18,301)   (19,004)      (20,566)
                                              --------    --------   --------     ---------
Net investment income (loss)                    (6,093)    (18,301)   (19,004)      (20,566)
                                              --------    --------   --------     ---------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                    41,011      80,091     65,180       166,816
   Cost of shares sold                         (37,015)    (83,048)   (48,823)     (142,370)
                                              --------    --------   --------     ---------
Net realized gains (losses) from securities
   transactions                                  3,996      (2,957)    16,357        24,446
Realized gain distributions                          0           0          0             0
                                              --------    --------   --------     ---------
Net realized gains (losses)                      3,996      (2,957)    16,357        24,446
                                              --------    --------   --------     ---------
Net unrealized appreciation (depreciation)
   of investments:
   Beginning of period                          26,794     (71,604)   265,513        65,427
   End of period                               116,731      51,441    475,336       368,124
                                              --------    --------   --------     ---------
Change in net unrealized appreciation
   (depreciation) of investments                89,937     123,045    209,823       302,697
                                              --------    --------   --------     ---------
Increase (decrease) in net assets from
   operations                                 $ 87,840    $101,787   $207,176     $ 306,577
                                              ========    ========   ========     =========

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2007
                                   (Unaudited)
                                   (Continued)


                                                                    International  International
                                              Growth-   High-Yield   Diversified      Growth &
                                               Income      Bond        Equities        Income
                                             Portfolio   Portfolio    Portfolio      Portfolio
                                             (Class 3)   (Class 3)    (Class 3)      (Class 3)
                                             ---------  ----------  -------------  -------------
Investment income:
   Dividends                                 $      0   $       0    $        0     $        0
                                             --------   ---------    ----------     ----------
Expenses:
   Charges for distribution, mortality and
      expense risk                             (9,870)    (25,022)     (149,856)       (72,332)
                                             --------   ---------    ----------     ----------
Net investment income (loss)                   (9,870)    (25,022)     (149,856)       (72,332)
                                             --------   ---------    ----------     ----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                   52,821     151,490       982,188        346,249
   Cost of shares sold                        (44,436)   (146,682)     (700,524)      (277,127)
                                             --------   ---------    ----------     ----------
Net realized gains (losses) from securities
   transactions                                 8,385       4,808       281,664         69,122
Realized gain distributions                         0           0             0              0
                                             --------   ---------    ----------     ----------
Net realized gains (losses)                     8,385       4,808       281,664         69,122
                                             --------   ---------    ----------     ----------
Net unrealized appreciation (depreciation)
   of investments:
   Beginning of period                        111,460      48,748     2,687,395        741,466
   End of period                              193,607      71,407     4,398,172      1,403,374
                                             --------   ---------    ----------     ----------
Change in net unrealized appreciation
   (depreciation) of investments               82,147      22,659     1,710,777        661,908
                                             --------   ---------    ----------     ----------
Increase (decrease) in net assets from
   operations                                $ 80,662   $   2,445    $1,842,585     $  658,698
                                             ========   =========    ==========     ==========

                                                             MFS
                                              Marsico   Massachusetts
                                              Focused     Investors    MFS Total    Mid-Cap
                                               Growth       Trust        Return     Growth
                                             Portfolio    Portfolio    Portfolio   Portfolio
                                             (Class 3)    (Class 3)    (Class 3)   (Class 3)
                                             ---------  -------------  ---------  ----------
Investment income:
   Dividends                                 $       0    $       0    $       0  $        0
                                             ---------    ---------    ---------  ----------
Expenses:
   Charges for distribution, mortality and
      expense risk                             (16,959)     (32,651)     (94,192)    (53,547)
                                             ---------    ---------    ---------  ----------
Net investment income (loss)                   (16,959)     (32,651)     (94,192)    (53,547)
                                             ---------    ---------    ---------  ----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                   118,077      314,625      678,069     476,970
   Cost of shares sold                        (101,804)    (246,053)    (629,668)   (394,257)
                                             ---------    ---------    ---------  ----------
Net realized gains (losses) from securities
   transactions                                 16,273       68,572       48,401      82,713
Realized gain distributions                          0            0            0           0
                                             ---------    ---------    ---------  ----------
Net realized gains (losses)                     16,273       68,572       48,401      82,713
                                             ---------    ---------    ---------  ----------
Net unrealized appreciation (depreciation)
   of investments:
   Beginning of period                         141,979      511,104      322,353     387,640
   End of period                               331,029      746,892      695,845   1,050,024
                                             ---------    ---------    ---------  ----------
Change in net unrealized appreciation
   (depreciation) of investments               189,050      235,788      373,492     662,384
                                             ---------    ---------    ---------  ----------
Increase (decrease) in net assets from
   operations                                $ 188,364    $ 271,709    $ 327,701  $  691,550
                                             =========    =========    =========  ==========

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2007
                                   (Unaudited)
                                   (Continued)

                                                          Small &     Small
                                                Real      Mid Cap    Company
                                               Estate      Value      Value    Technology
                                             Portfolio   Portfolio  Portfolio   Portfolio
                                             (Class 3)   (Class 3)  (Class 3)   (Class 3)
                                             ---------  ----------  ---------  ----------
Investment income:
   Dividends                                 $       0  $        0  $       0   $      0
                                             ---------  ----------  ---------   --------
Expenses:
   Charges for distribution, mortality and
      expense risk                             (69,094)   (120,936)   (19,121)    (9,841)
                                             ---------  ----------  ---------   --------
Net investment income (loss)                   (69,094)   (120,936)   (19,121)    (9,841)
                                             ---------  ----------  ---------   --------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                   364,754     554,504    112,699     69,035
   Cost of shares sold                        (332,811)   (461,179)  (105,174)   (61,715)
                                             ---------  ----------  ---------   --------
Net realized gains (losses) from securities
   transactions                                 31,943      93,325      7,525      7,320
Realized gain distributions                          0           0          0          0
                                             ---------  ----------  ---------   --------
Net realized gains (losses)                     31,943      93,325      7,525      7,320
                                             ---------  ----------  ---------   --------
Net unrealized appreciation (depreciation)
   of investments:
   Beginning of period                         591,459     844,833      9,740     21,025
   End of period                               223,632   1,417,591    (20,300)   191,193
                                             ---------  ----------  ---------   --------
Change in net unrealized appreciation
   (depreciation) of investments              (367,827)    572,758    (30,040)   170,168
                                             ---------  ----------  ---------   --------
Increase (decrease) in net assets from
   operations                                $(404,978) $  545,147  $ (41,636)  $167,647
                                             =========  ==========  =========   ========

                                                                                   Growth
                                              Telecom    Worldwide                  and
                                              Utility   High Income   Comstock     Income
                                             Portfolio   Portfolio    Portfolio   Portfolio
                                             (Class 3)   (Class 3)   (Class II)  (Class II)
                                             ---------  -----------  ----------  ----------
Investment income:
   Dividends                                 $      0    $      0    $  75,394   $  185,320
                                             --------    --------    ---------   ----------
Expenses:
   Charges for distribution, mortality and
      expense risk                             (2,832)     (6,871)     (56,323)    (162,487)
                                             --------    --------    ---------   ----------
Net investment income (loss)                   (2,832)     (6,871)      19,071       22,833
                                             --------    --------    ---------   ----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                   15,949      31,046      589,518      823,379
   Cost of shares sold                        (14,479)    (30,408)    (529,645)    (727,207)
                                             --------    --------    ---------   ----------
Net realized gains (losses) from securities
   transactions                                 1,470         638       59,873       96,172
Realized gain distributions                         0           0      104,761      499,097
                                             --------    --------    ---------   ----------
Net realized gains (losses)                     1,470         638      164,634      595,269
                                             --------    --------    ---------   ----------
Net unrealized appreciation (depreciation)
   of investments:
   Beginning of period                         27,599       6,784      531,315    1,728,474
   End of period                               59,110      33,688      474,164    1,710,764
                                             --------    --------    ---------   ----------
Change in net unrealized appreciation
   (depreciation) of investments               31,511      26,904      (57,151)     (17,710)
                                             --------    --------    ---------   ----------
Increase (decrease) in net assets from
   operations                                $ 30,149    $ 20,671    $ 126,554   $  600,392
                                             ========    ========    =========   ==========

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2007
                                   (Unaudited)
                                   (Continued)

                                              Strategic   Diversified     Equity
                                               Growth    International    Income     Growth
                                              Portfolio     Account     Account I   Account
                                             (Class II)    (Class 2)    (Class 2)  (Class 2)
                                             ----------  -------------  ---------  ---------
Investment income:
    Dividends                                 $      0     $  14,925    $  19,734   $     0
                                              --------     ---------    ---------   -------
Expenses:
   Charges for distribution, mortality and
      expense risk                              (6,908)       (8,216)     (32,527)   (1,157)
                                              --------     ---------    ---------   -------
Net investment income (loss)                    (6,908)        6,709      (12,793)   (1,157)
                                              --------     ---------    ---------   -------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                    99,131       107,663      303,114     2,505
   Cost of shares sold                         (90,759)     (110,261)    (267,394)   (2,160)
                                              --------     ---------    ---------   -------
Net realized gains (losses) from securities
   transactions                                  8,372        (2,598)      35,720       345
Realized gain distributions                          0       148,532      125,439         0
                                              --------     ---------    ---------   -------
Net realized gains (losses)                      8,372       145,934      161,159       345
                                              --------     ---------    ---------   -------
Net unrealized appreciation (depreciation)
   of investments:
   Beginning of period                          42,636        64,750      279,309     9,914
   End of period                               124,427        18,338      305,614    27,055
                                              --------     ---------    ---------   -------
Change in net unrealized appreciation
   (depreciation) of investments                81,791       (46,412)      26,305    17,141
                                              --------     ---------    ---------   -------
Increase (decrease) in net assets from
   operations                                 $ 83,255     $ 106,231    $ 174,671   $16,329
                                              ========     =========    =========   =======

                                                         LargeCap    MidCap     Money
                                               Income     Blend      Stock      Market
                                              Account    Account    Account    Account
                                             (Class 2)  (Class 2)  (Class 2)  (Class 2)
                                             ---------  ---------  ---------  ---------
Investment income:
    Dividends                                $  42,521   $ 2,433   $  18,512  $   5,127
                                             ---------   -------   ---------  ---------
Expenses:
   Charges for distribution, mortality and
      expense risk                              (8,006)   (2,051)    (33,433)    (1,802)
                                             ---------   -------   ---------  ---------
Net investment income (loss)                    34,515       382     (14,921)     3,325
                                             ---------   -------   ---------  ---------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                   127,850     8,012     366,010    228,033
   Cost of shares sold                        (130,640)   (7,218)   (348,221)  (228,033)
                                             ---------   -------   ---------  ---------
Net realized gains (losses) from securities
   transactions                                 (2,790)      794      17,789          0
Realized gain distributions                      1,034     5,995     185,151          0
                                             ---------   -------   ---------  ---------
Net realized gains (losses)                     (1,756)    6,789     202,940          0
                                             ---------   -------   ---------  ---------
Net unrealized appreciation (depreciation)
   of investments:
   Beginning of period                           6,618    16,955      71,016          0
   End of period                               (15,033)   22,783    (109,985)         0
                                             ---------   -------   ---------  ---------
Change in net unrealized appreciation
   (depreciation) of investments               (21,651)    5,828    (181,001)         0
                                             ---------   -------   ---------  ---------
Increase (decrease) in net assets from
   operations                                $  11,108   $12,999   $   7,018  $   3,325
                                             =========   =======   =========  =========

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2007
                                   (Unaudited)
                                   (Continued)

                                                                                        SAM
                                              Mortgage   Real Estate      SAM      Conservative
                                             Securities   Securities    Balanced     Balanced
                                               Account     Account     Portfolio     Portfolio
                                              (Class 2)   (Class 2)    (Class 2)     (Class 2)
                                             ----------  -----------  -----------  ------------
Investment income:
   Dividends                                   $ 382      $  10,656   $   325,393   $  47,090
                                               -----      ---------   -----------   ---------
Expenses:
   Charges for distribution, mortality and
      expense risk                               (85)        (3,991)     (163,198)    (17,677)
                                               -----      ---------   -----------   ---------
Net investment income (loss)                     297          6,665       162,195      29,413
                                               -----      ---------   -----------   ---------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                     741        516,213     2,321,738     132,693
   Cost of shares sold                          (804)      (598,320)   (1,945,262)   (118,862)
                                               -----      ---------   -----------   ---------
Net realized gains (losses) from securities
   transactions                                  (63)       (82,107)      376,476      13,831
Realized gain distributions                        0        139,368             0      18,956
                                               -----      ---------   -----------   ---------
Net realized gains (losses)                      (63)        57,261       376,476      32,787
                                               -----      ---------   -----------   ---------
Net unrealized appreciation (depreciation)
   of investments:
   Beginning of period                          (229)        73,198     1,812,669     112,314
   End of period                                (310)       (11,875)    2,256,236     129,577
                                               -----      ---------   -----------   ---------
Change in net unrealized appreciation
   (depreciation) of investments                 (81)       (85,073)      443,567      17,263
                                               -----      ---------   -----------   ---------
Increase (decrease) in net assets from
   operations                                  $ 153      $ (21,147)  $   982,238   $  79,463
                                               =====      =========   ===========   =========

                                                  SAM         SAM        SAM
                                             Conservative   Flexible  Strategic  Short-Term
                                                Growth       Income     Growth     Income
                                               Portfolio   Portfolio  Portfolio    Account
                                               (Class 2)   (Class 2)  (Class 2)   (Class 2)
                                             ------------  ---------  ---------  ----------
Investment income:
   Dividends                                  $  47,217    $ 107,677  $   4,526   $  1,373
                                              ---------    ---------  ---------   --------
Expenses:
   Charges for distribution, mortality and
      expense risk                              (38,925)     (29,097)    (5,451)      (353)
                                              ---------    ---------  ---------   --------
Net investment income (loss)                      8,292       78,580       (925)     1,020
                                              ---------    ---------  ---------   --------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                    208,204      407,337     72,831     37,009
   Cost of shares sold                         (165,554)    (384,757)   (56,258)   (37,739)
                                              ---------    ---------  ---------   --------
Net realized gains (losses) from securities
   transactions                                  42,650       22,580     16,573       (730)
Realized gain distributions                           0       36,336          0          0
                                              ---------    ---------  ---------   --------
Net realized gains (losses)                      42,650       58,916     16,573       (730)
                                              ---------    ---------  ---------   --------
Net unrealized appreciation (depreciation)
   of investments:
   Beginning of period                          485,935      116,922     77,468     (1,189)
   End of period                                701,704       69,963    110,532       (886)
                                              ---------    ---------  ---------   --------
Change in net unrealized appreciation
   (depreciation) of investments                215,769      (46,959)    33,064        303
                                              ---------    ---------  ---------   --------
Increase (decrease) in net assets from
   operations                                 $ 266,711    $  90,537  $  48,712   $    593
                                              =========    =========  =========   ========

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2007
                                   (Unaudited)
                                   (Continued)

                                                                                 Columbia
                                                                                 Marsico
                                                                     Columbia    Focused
                                                                    High Yield   Equities
                                              SmallCap  West Coast     Fund,       Fund,
                                               Growth     Equity     Variable    Variable
                                              Account     Account     Series      Series
                                             (Class 2)   (Class 2)   (Class A)  (Class A)
                                             ---------  ----------  ----------  ---------
Investment income:
   Dividends                                  $     0    $  4,752    $ 9,430    $    805
                                              -------    --------    -------    --------
Expenses:
   Charges for distribution, mortality and
      expense risk                             (1,842)    (12,266)    (2,260)     (7,714)
                                              -------    --------    -------    --------
Net investment income (loss)                   (1,842)     (7,514)     7,170      (6,909)
                                              -------    --------    -------    --------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                    5,431     105,425      5,656      23,745
   Cost of shares sold                         (4,782)    (92,499)    (5,279)    (20,794)
                                              -------    --------    -------    --------
Net realized gains (losses) from securities
   transactions                                   649      12,926        377       2,951
Realized gain distributions                         0      34,239          0           0
                                              -------    --------    -------    --------
Net realized gains (losses)                       649      47,165        377       2,951
                                              -------    --------    -------    --------
Net unrealized appreciation (depreciation)
   of investments:
   Beginning of period                          6,514      85,770     10,939      39,853
   End of period                               21,320     130,340      5,430     121,110
                                              -------    --------    -------    --------
Change in net unrealized appreciation
   (depreciation) of investments               14,806      44,570     (5,509)     81,257
                                              -------    --------    -------    --------
Increase (decrease) in net assets from
   operations                                 $13,613    $ 84,221    $ 2,038    $ 77,299
                                              =======    ========    =======    ========




                                                Asset      Global                   Growth-
                                             Allocation    Growth       Growth       Income
                                                Fund        Fund         Fund         Fund
                                              (Class 2)   (Class 2)   (Class 2)    (Class 2)
                                             ----------  ----------  -----------  -----------
Investment income:
   Dividends                                  $  2,692   $  179,458  $    24,608  $    47,400
                                              --------   ----------  -----------  -----------
Expenses:
   Charges for distribution, mortality and
      expense risk                              (4,172)    (159,006)    (167,465)    (197,297)
                                              --------   ----------  -----------  -----------
Net investment income (loss)                    (1,480)      20,452     (142,857)    (149,897)
                                              --------   ----------  -----------  -----------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                    20,086      922,848    1,568,950    1,681,343
   Cost of shares sold                         (18,682)    (718,264)  (1,252,361)  (1,430,871)
                                              --------   ----------  -----------  -----------
Net realized gains (losses) from securities
   transactions                                  1,404      204,584      316,589      250,472
Realized gain distributions                     24,856      598,584    1,021,668      575,981
                                              --------   ----------  -----------  -----------
Net realized gains (losses)                     26,260      803,168    1,338,257      826,453
                                              --------   ----------  -----------  -----------
Net unrealized appreciation (depreciation)
   of investments:
   Beginning of period                           3,141    2,161,149    1,840,114    1,975,011
   End of period                                38,318    3,084,487    2,697,167    2,895,702
                                              --------   ----------  -----------  -----------
Change in net unrealized appreciation
   (depreciation) of investments                35,177      923,338      857,053      920,691
                                              --------   ----------  -----------  -----------
Increase (decrease) in net assets from
   operations                                 $ 59,957   $1,746,958  $ 2,052,453  $ 1,597,247
                                              ========   ==========  ===========  ===========

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2007
                                   (Unaudited)
                                   (Continued)

                                             Growth and    Mid Cap
                                               Income       Value     MTB Large    MTB Large
                                              Portfolio   Portfolio   Cap Growth   Cap Value
                                             (Class VC)  (Class VC)  Fund II (1)  Fund II (1)
                                             ----------  ----------  -----------  -----------
Investment income:
   Dividends                                 $       0    $     0        $  0        $ 282
                                             ---------    -------        ----        -----
Expenses:
   Charges for distribution, mortality and
      expense risk                             (66,612)      (621)        (17)        (296)
                                             ---------    -------        ----        -----
Net investment income (loss)                   (66,612)      (621)        (17)         (14)
                                             ---------    -------        ----        -----
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                   306,160      3,466          48          811
   Cost of shares sold                        (281,830)    (3,371)        (45)        (858)
                                             ---------    -------        ----        -----
Net realized gains (losses) from securities
   transactions                                 24,330         95           3          (47)
Realized gain distributions                          0          0           0            0
                                             ---------    -------        ----        -----
Net realized gains (losses)                     24,330         95           3          (47)
                                             ---------    -------        ----        -----
Net unrealized appreciation (depreciation)
   of investments:
   Beginning of period                         462,566         11           0            0
   End of period                               880,754        218         799          475
                                             ---------    -------        ----        -----
Change in net unrealized appreciation
   (depreciation) of investments               418,188        207         799          475
                                             ---------    -------        ----        -----
Increase (decrease) in net assets from
   operations                                $ 375,906    $  (319)       $785        $ 414
                                             =========    =======        ====        =====

                                               MTB Managed
                                             Allocation Fund
                                               - Moderate
                                              Growth II (1)
                                             ---------------
Investment income:
   Dividends                                     $    0
                                                 ------
Expenses:
   Charges for distribution, mortality and
      expense risk                                 (389)
                                                 ------
Net investment income (loss)                       (389)
                                                 ------
Net realized gains (losses) from securities
   transactions:
   Proceeds from shares sold                        447
   Cost of shares sold                             (432)
                                                 ------
Net realized gains (losses) from securities
   transactions                                      15
Realized gain distributions                           0
                                                 ------
Net realized gains (losses)                          15
                                                 ------
Net unrealized appreciation (depreciation)
   of investments:
   Beginning of period                                0
   End of period                                  2,367
                                                 ------
Change in net unrealized appreciation
   (depreciation) of investments                  2,367
                                                 ------
Increase (decrease) in net assets from
   operations                                    $1,993
                                                 ======

(1)  For the period from February 5, 2007 (inception) to September 30, 2007.

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2007
                                   (Unaudited)

                                                                         Government
                                                Asset       Capital     and Quality
                                              Allocation  Appreciation     Bond        Growth
                                              Portfolio     Portfolio    Portfolio    Portfolio
                                              (Class 1)     (Class 1)    (Class 1)    (Class 1)
                                             -----------  ------------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)              $   146,138  $  (184,903)  $   390,342  $   (58,551)
   Net realized gains (losses) from
      securities transactions                    623,359    3,765,987       (53,538)   1,514,658
   Change in net unrealized appreciation
      (depreciation) of investments              (45,008)   1,310,781       (12,177)      73,403
                                             -----------  -----------   -----------  -----------
      Increase (decrease) in net assets
         from operations                         724,489    4,891,865       324,627    1,529,510
                                             -----------  -----------   -----------  -----------
From capital transactions:
   Net proceeds from units sold                   19,009       12,132         4,038        6,724
   Cost of units redeemed                     (1,844,791)  (3,941,746)   (2,311,059)  (1,562,581)
   Net transfers                                 258,467     (308,520)       46,631      (62,223)
   Contract maintenance charge                    (1,829)      (4,150)       (2,636)      (2,580)
                                             -----------  -----------   -----------  -----------
      Increase (decrease) in net assets
         from capital transactions            (1,569,144)  (4,242,284)   (2,263,026)  (1,620,660)
                                             -----------  -----------   -----------  -----------
Increase (decrease) in net assets               (844,655)     649,581    (1,938,399)     (91,150)
Net assets at beginning of period              9,977,259   23,597,538    16,379,702   12,810,872
                                             -----------  -----------   -----------  -----------
Net assets at end of period                  $ 9,132,604  $24,247,119   $14,441,303  $12,719,722
                                             ===========  ===========   ===========  ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        739          319           300          174
   Units redeemed                                (70,210)     (84,604)     (131,787)     (42,617)
   Units transferred                               9,635       (6,369)        2,917       (1,981)
                                             -----------  -----------   -----------  -----------
Increase (decrease) in units outstanding         (59,836)     (90,654)     (128,570)     (44,424)
Beginning units                                  394,248      541,588       938,287      373,400
                                             -----------  -----------   -----------  -----------
Ending units                                     334,412      450,934       809,717      328,976
                                             ===========  ===========   ===========  ===========

                                                                                     Government
                                               Natural      Asset       Capital     and Quality
                                              Resources   Allocation  Appreciation     Bond
                                              Portfolio    Portfolio    Portfolio    Portfolio
                                              (Class 1)    (Class 3)    (Class 3)    (Class 3)
                                             -----------  ----------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)              $    (1,690) $   42,048  $  (162,123)  $   540,798
   Net realized gains (losses) from
      securities transactions                  1,693,135     137,612    2,353,295        (7,786)
   Change in net unrealized appreciation
      (depreciation) of investments              822,356      20,951    1,400,886      (143,039)
                                             -----------  ----------  -----------   -----------
      Increase (decrease) in net assets
         from operations                       2,513,801     200,611    3,592,058       389,973
                                             -----------  ----------  -----------   -----------
From capital transactions:
   Net proceeds from units sold                    8,755     146,942    1,806,175     3,538,288
   Cost of units redeemed                     (1,041,938)   (152,819)    (767,818)     (979,402)
   Net transfers                                (786,224)    194,827      667,076     2,047,288
   Contract maintenance charge                    (1,107)       (225)      (1,066)       (1,405)
                                             -----------  ----------  -----------   -----------
      Increase (decrease) in net assets
         from capital transactions            (1,820,514)    188,725    1,704,367     4,604,769
                                             -----------  ----------  -----------   -----------
Increase (decrease) in net assets                693,287     389,336    5,296,425     4,994,742
Net assets at beginning of period              8,665,254   2,422,849   14,012,679    16,715,764
                                             -----------  ----------  -----------   -----------
Net assets at end of period                  $ 9,358,541  $2,812,185  $19,309,104   $21,710,506
                                             ===========  ==========  ===========   ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        168       5,717       61,254       209,446
   Units redeemed                                (19,056)     (5,817)     (19,029)      (56,761)
   Units transferred                             (14,218)      7,649       24,237       119,418
                                             -----------  ----------  -----------   -----------
Increase (decrease) in units outstanding         (33,106)      7,549       66,462       272,103
Beginning units                                  178,574      97,095      334,692       971,781
                                             -----------  ----------  -----------   -----------
Ending units                                     145,468     104,644      401,154     1,243,884
                                             ===========  ==========  ===========   ===========

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2007
                                   (Unaudited)
                                   (Continued)

                                                            Natural    Aggressive    Alliance
                                                Growth     Resources     Growth      Growth
                                              Portfolio    Portfolio   Portfolio    Portfolio
                                              (Class 3)    (Class 3)   (Class 1)    (Class 1)
                                             -----------  ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)              $   (60,863) $   (2,734) $   (84,077) $  (287,646)
                                             -----------  ----------  -----------  -----------
   Net realized gains (losses) from
      securities transactions                  1,154,636     511,817       79,428     (840,986)
   Change in net unrealized appreciation
      (depreciation) of investments                4,388   1,216,209      598,165    4,056,223
                                             -----------  ----------  -----------  -----------
      Increase (decrease) in net assets
         from operations                       1,098,161   1,725,292      593,516    2,927,591
                                             -----------  ----------  -----------  -----------
From capital transactions:
   Net proceeds from units sold                  910,111   1,470,043        5,696       92,928
   Cost of units redeemed                       (465,701)   (261,571)  (1,195,921)  (4,903,965)
   Net transfers                                 (92,710)    441,604     (505,595)  (1,842,591)
   Contract maintenance charge                      (792)       (346)      (1,849)      (6,625)
                                             -----------  ----------  -----------  -----------
      Increase (decrease) in net assets
         from capital transactions               350,908   1,649,730   (1,697,669)  (6,660,253)
                                             -----------  ----------  -----------  -----------
Increase (decrease) in net assets              1,449,069   3,375,022   (1,104,153)  (3,732,662)
Net assets at beginning of period              8,713,522   4,473,238    7,704,037   27,754,618
                                             -----------  ----------  -----------  -----------
Net assets at end of period                  $10,162,591  $7,848,260  $ 6,599,884  $24,021,956
                                             ===========  ==========  ===========  ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                     25,125      31,306          314        2,834
   Units redeemed                                (13,027)     (4,687)     (63,426)    (142,661)
   Units transferred                              (2,468)      9,475      (27,740)     (53,005)
                                             -----------  ----------  -----------  -----------
Increase (decrease) in units outstanding           9,630      36,094      (90,852)    (192,832)
Beginning units                                  256,933      94,544      437,597      837,107
                                             -----------  ----------  -----------  -----------
Ending units                                     266,563     130,638      346,745      644,275
                                             ===========  ==========  ===========  ===========
                                                           Blue Chip      Capital       Cash
                                               Balanced     Growth        Growth     Management
                                              Portfolio    Portfolio     Portfolio   Portfolio
                                              (Class 1)    (Class 1)     (Class 1)   (Class 1)
                                             -----------  ----------    ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)              $   (89,559) $  (20,470)   $  (12,125) $  (130,580)
                                             -----------  ----------    ----------  -----------
   Net realized gains (losses) from
      securities transactions                     21,689      62,975        95,155      172,993
   Change in net unrealized appreciation
      (depreciation) of investments              502,147     182,299        76,828      230,815
                                             -----------  ----------    ----------  -----------
      Increase (decrease) in net assets
         from operations                         434,277     224,804       159,858      273,228
                                             -----------  ----------    ----------  -----------
From capital transactions:
   Net proceeds from units sold                   11,296       7,758         2,953        5,798
   Cost of units redeemed                     (1,281,291)   (214,375)     (110,068)  (4,953,311)
   Net transfers                                (167,717)     91,893       (10,526)   7,295,350
   Contract maintenance charge                    (2,057)       (304)         (156)      (1,723)
                                             -----------  ----------    ----------  -----------
      Increase (decrease) in net assets
         from capital transactions            (1,439,769)   (115,028)     (117,797)   2,346,114
                                             -----------  ----------    ----------  -----------
Increase (decrease) in net assets             (1,005,492)    109,776        42,061    2,619,342
Net assets at beginning of period              8,315,962   1,752,678     1,064,938    9,796,654
                                             -----------  ----------    ----------  -----------
Net assets at end of period                  $ 7,310,470  $1,862,454    $1,106,999  $12,415,996
                                             ===========  ==========    ==========  ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        687       1,134           342          405
   Units redeemed                                (76,060)    (31,183)      (12,787)    (364,605)
   Units transferred                              (9,843)     12,772          (497)     537,768
                                             -----------  ----------    ----------  -----------
Increase (decrease) in units outstanding         (85,216)    (17,277)      (12,942)     173,568
Beginning units                                  507,142     275,644       130,205      731,417
                                             -----------  ----------    ----------  -----------
Ending units                                     421,926     258,367       117,263      904,985
                                             ===========  ==========    ==========  ===========

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2007
                                   (Unaudited)
                                   (Continued)

                                               Corporate      Davis       "Dogs" of     Emerging
                                                 Bond     Venture Value  Wall Street    Markets
                                              Portfolio     Portfolio     Portfolio    Portfolio
                                              (Class 1)     (Class 1)     (Class 1)    (Class 1)
                                             -----------  -------------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)              $   (86,352)  $  (531,471)  $  (28,424)  $  (101,322)
   Net realized gains (losses) from
      securities transactions                     68,645     3,210,264      170,628     1,544,078
   Change in net unrealized appreciation
      (depreciation) of investments              172,791       320,940     (101,371)    1,178,234
                                             -----------   -----------   ----------   -----------
      Increase (decrease) in net assets
         from operations                         155,084     2,999,733       40,833     2,620,990
                                             -----------   -----------   ----------   -----------
From capital transactions:
   Net proceeds from units sold                   10,717        61,667        5,854         7,991
   Cost of units redeemed                     (1,283,395)   (7,423,917)    (497,565)   (2,386,771)
   Net transfers                                 126,258      (482,357)     (31,338)     (740,404)
   Contract maintenance charge                    (1,125)       (9,703)        (524)       (1,141)
                                             -----------   -----------   ----------   -----------
      Increase (decrease) in net assets
         from capital transactions            (1,147,545)   (7,854,310)    (523,573)   (3,120,325)
                                             -----------   -----------   ----------   -----------
Increase (decrease) in net assets               (992,461)   (4,854,577)    (482,740)     (499,335)
Net assets at beginning of period              8,106,771    48,642,189    2,666,848     9,766,665
                                             -----------   -----------   ----------   -----------
Net assets at end of period                  $ 7,114,310   $43,787,612   $2,184,108   $ 9,267,330
                                             ===========   ===========   ==========   ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        590         1,514          445           339
   Units redeemed                                (70,884)     (183,080)     (37,432)     (114,402)
   Units transferred                               6,972       (11,271)      (1,820)      (34,356)
                                             -----------   -----------   ----------   -----------
Increase (decrease) in units outstanding         (63,322)     (192,837)     (38,807)     (148,419)
Beginning units                                  451,616     1,246,273      204,092       507,829
                                             -----------   -----------   ----------   -----------
Ending units                                     388,294     1,053,436      165,285       359,410
                                             ===========   ===========   ==========   ===========

                                                 Equity     Fundamental    Global      Global
                                             Opportunities     Growth       Bond      Equities
                                               Portfolio     Portfolio    Portfolio   Portfolio
                                               (Class 1)     (Class 1)    (Class 1)   (Class 1)
                                             -------------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)               $   (82,304)  $   (72,516) $  (35,779) $  (70,883)
   Net realized gains (losses) from
      securities transactions                     407,413      (315,014)    (18,207)    237,477
   Change in net unrealized appreciation
      (depreciation) of investments               (16,111)    1,043,304     209,145     608,454
                                              -----------   -----------  ----------  ----------
      Increase (decrease) in net assets
         from operations                          308,998       655,774     155,159     775,048
                                              -----------   -----------  ----------  ----------
From capital transactions:
   Net proceeds from units sold                     9,084         9,706       9,241       7,051
   Cost of units redeemed                      (1,137,706)   (1,334,697)   (560,104)   (962,550)
   Net transfers                                 (382,092)      (98,062)    423,973      15,732
   Contract maintenance charge                     (1,097)       (2,108)       (441)     (1,292)
                                              -----------   -----------  ----------  ----------
      Increase (decrease) in net assets
         from capital transactions             (1,511,811)   (1,425,161)   (127,331)   (941,059)
                                              -----------   -----------  ----------  ----------
Increase (decrease) in net assets              (1,202,813)     (769,387)     27,828    (166,011)
Net assets at beginning of period               7,930,109     7,044,969   3,250,643   6,286,525
                                              -----------   -----------  ----------  ----------
Net assets at end of period                   $ 6,727,296   $ 6,275,582  $3,278,471  $6,120,514
                                              ===========   ===========  ==========  ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                         408           503         506         333
   Units redeemed                                 (53,694)      (68,407)    (31,228)    (37,965)
   Units transferred                              (18,618)       (5,015)     23,365       1,039
                                              -----------   -----------  ----------  ----------
Increase (decrease) in units outstanding          (71,904)      (72,919)     (7,357)    (36,593)
Beginning units                                   380,114       370,504     180,544     261,380
                                              -----------   -----------  ----------  ----------
Ending units                                      308,210       297,585     173,187     224,787
                                              ===========   ===========  ==========  ==========

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2007
                                   (Unaudited)
                                   (Continued)

                                                                                      International
                                                 Growth       Growth-     High-Yield   Diversified
                                             Opportunities     Income        Bond        Equities
                                               Portfolio     Portfolio    Portfolio     Portfolio
                                               (Class 1)     (Class 1)    (Class 1)     (Class 1)
                                             -------------  -----------  -----------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $ (8,360)    $  (248,110) $  (117,728)  $   (90,196)
   Net realized gains (losses) from
      securities transactions                    44,817         868,145      354,162       454,011
   Change in net unrealized appreciation
      (depreciation) of investments              90,960       1,473,853     (149,060)      771,257
                                               --------     -----------  -----------   -----------
      Increase (decrease) in net assets
         from operations                        127,417       2,093,888       87,374     1,135,072
                                               --------     -----------  -----------   -----------
From capital transactions:
   Net proceeds from units sold                   3,746          21,509        4,865        16,035
   Cost of units redeemed                       (88,917)     (4,623,222)  (2,478,463)   (1,164,272)
   Net transfers                                (14,560)       (567,101)    (785,621)     (122,921)
   Contract maintenance charge                     (110)         (5,390)      (1,466)       (1,204)
                                               --------     -----------  -----------   -----------
      Increase (decrease) in net assets
         from capital transactions              (99,841)     (5,174,204)  (3,260,685)   (1,272,362)
                                               --------     -----------  -----------   -----------
Increase (decrease) in net assets                27,576      (3,080,316)  (3,173,311)     (137,290)
Net assets at beginning of period               805,175      23,526,553   12,084,690     7,937,585
                                               --------     -----------  -----------   -----------
Net assets at end of period                    $832,751     $20,446,237  $ 8,911,379   $ 7,800,295
                                               ========     ===========  ===========   ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                       553             644          404         1,059
   Units redeemed                               (14,310)       (140,095)    (116,672)      (74,912)
   Units transferred                             (4,238)        (17,401)     (37,299)       (6,730)
                                               --------     -----------  -----------   -----------
Increase (decrease) in units outstanding        (17,995)       (156,852)    (153,567)      (80,583)
Beginning units                                 142,002         742,995      573,502       545,060
                                               --------     -----------  -----------   -----------
Ending units                                    124,007         586,143      419,935       464,477
                                               ========     ===========  ===========   ===========

                                                                    MFS
                                              International    Massachusetts    MFS Total     Mid-Cap
                                             Growth & Income  Investors Trust     Return      Growth
                                                Portfolio        Portfolio      Portfolio    Portfolio
                                                (Class 1)        (Class 1)      (Class 1)    (Class 1)
                                             ---------------  ---------------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $  (132,482)     $   (96,833)   $  (205,041) $  (56,680)
   Net realized gains (losses) from
      securities transactions                    1,037,858          362,207        537,051     (51,686)
   Change in net unrealized appreciation
      (depreciation) of investments                320,914          587,002        495,331     882,474
                                               -----------      -----------    -----------  ----------
      Increase (decrease) in net assets
         from operations                         1,226,290          852,376        827,341     774,108
                                               -----------      -----------    -----------  ----------
From capital transactions:
   Net proceeds from units sold                     23,159            4,881         13,722      20,306
   Cost of units redeemed                       (1,906,241)      (1,730,694)    (2,538,589)   (732,174)
   Net transfers                                   121,885           35,853       (319,230)    (10,882)
   Contract maintenance charge                      (1,718)          (1,611)        (3,298)     (1,119)
                                               -----------      -----------    -----------  ----------
      Increase (decrease) in net assets
         from capital transactions              (1,762,915)      (1,691,571)    (2,847,395)   (723,869)
                                               -----------      -----------    -----------  ----------
Increase (decrease) in net assets                 (536,625)        (839,195)    (2,020,054)     50,239
Net assets at beginning of period               11,697,749        9,055,026     18,952,867   4,999,231
                                               -----------      -----------    -----------  ----------
Net assets at end of period                    $11,161,124      $ 8,215,831    $16,932,813  $5,049,470
                                               ===========      ===========    ===========  ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        1,148              212            487       1,791
   Units redeemed                                  (95,520)         (70,760)       (87,691)    (63,256)
   Units transferred                                 7,060            2,149        (11,175)         97
                                               -----------      -----------    -----------  ----------
Increase (decrease) in units outstanding           (87,312)         (68,399)       (98,379)    (61,368)
Beginning units                                    618,360          385,451        674,463     459,103
                                               -----------      -----------    -----------  ----------
Ending units                                       531,048          317,052        576,084     397,735
                                               ===========      ===========    ===========  ==========

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2007
                                   (Unaudited)
                                   (Continued)



                                                                                   Worldwide
                                                                        Telecom      High
                                             Real Estate  Technology    Utility     Income
                                              Portfolio    Portfolio   Portfolio   Portfolio
                                              (Class 1)    (Class 1)   (Class 1)   (Class 1)
                                             -----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)              $   (77,438)  $ (7,699)  $  (25,828) $  (34,083)
   Net realized gains (losses) from
      securities transactions                    550,868     16,892       48,337      17,690
   Change in net unrealized appreciation
      (depreciation) of investments             (864,433)   123,314      281,027     113,117
                                             -----------   --------   ----------  ----------
      Increase (decrease) in net assets
         from operations                        (391,003)   132,507      303,536      96,724
                                             -----------   --------   ----------  ----------
From capital transactions:
   Net proceeds from units sold                   12,682      2,442        2,058       4,077
   Cost of units redeemed                       (685,513)   (39,379)    (386,829)   (441,022)
   Net transfers                                (336,737)    43,891       17,513       8,493
   Contract maintenance charge                    (1,029)      (115)        (415)       (581)
                                             -----------   --------   ----------  ----------
      Increase (decrease) in net assets
         from capital transactions            (1,010,597)     6,839     (367,673)   (429,033)
                                             -----------   --------   ----------  ----------
Increase (decrease) in net assets             (1,401,600)   139,346      (64,137)   (332,309)
Net assets at beginning of period              7,042,071    675,112    2,226,218   3,154,236
                                             -----------   --------   ----------  ----------
Net assets at end of period                  $ 5,640,471   $814,458   $2,162,081  $2,821,927
                                             ===========   ========   ==========  ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        353        947          131         186
   Units redeemed                                (21,766)   (15,108)     (23,337)    (20,351)
   Units transferred                             (12,218)    13,447        1,217         296
                                             -----------   --------   ----------  ----------
Increase (decrease) in units outstanding         (33,631)      (714)     (21,989)    (19,869)
Beginning units                                  223,005    280,818      146,551     147,377
                                             -----------   --------   ----------  ----------
Ending units                                     189,374    280,104      124,562     127,508
                                             ===========   ========   ==========  ==========

                                                                       American    American
                                                                         Funds       Funds
                                                                         Asset      Global
                                             Aggressive    Alliance   Allocation    Growth
                                               Growth       Growth       SAST        SAST
                                              Portfolio   Portfolio    Portfolio   Portfolio
                                              (Class 3)   (Class 3)    (Class 3)   (Class 3)
                                             ----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)              $  (18,711) $  (135,346)  $ (1,777)  $   (7,117)
   Net realized gains (losses) from
      securities transactions                    26,416      128,108        423        3,351
   Change in net unrealized appreciation
      (depreciation) of investments              91,083    1,403,080      9,249       78,596
                                             ----------  -----------   --------   ----------
      Increase (decrease) in net assets
         from operations                         98,788    1,395,842      7,895       74,830
                                             ----------  -----------   --------   ----------
From capital transactions:
   Net proceeds from units sold                 415,558    1,547,477    460,495    1,218,064
   Cost of units redeemed                       (73,170)    (472,712)      (403)     (59,066)
   Net transfers                                (10,513)     962,747     (7,707)     162,694
   Contract maintenance charge                      (74)        (693)         0            0
                                             ----------  -----------   --------   ----------
      Increase (decrease) in net assets
         from capital transactions              331,801    2,036,819    452,385    1,321,692
                                             ----------  -----------   --------   ----------
Increase (decrease) in net assets               430,589    3,432,661    460,280    1,396,522
Net assets at beginning of period             1,346,722    9,641,133      6,306       24,436
                                             ----------  -----------   --------   ----------
Net assets at end of period                  $1,777,311  $13,073,794   $466,586   $1,420,958
                                             ==========  ===========   ========   ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                    21,830       51,224     40,926      105,719
   Units redeemed                                (4,022)     (14,031)       (36)      (4,955)
   Units transferred                               (501)      31,945       (680)      14,001
                                             ----------  -----------   --------   ----------
Increase (decrease) in units outstanding         17,307       69,138     40,210      114,765
Beginning units                                  77,923      300,705        599        2,269
                                             ----------  -----------   --------   ----------
Ending units                                     95,230      369,843     40,809      117,034
                                             ==========  ===========   ========   ==========

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2007
                                   (Unaudited)
                                   (Continued)

                                               American      American
                                                Funds         Funds                    Blue Chip
                                             Growth SAST   Growth-Income   Balanced     Growth
                                              Portfolio   SAST Portfolio   Portfolio   Portfolio
                                              (Class 3)      (Class 3)     (Class 3)   (Class 3)
                                             -----------  --------------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)              $   (3,264)    $   (7,136)   $  (11,303) $  (12,836)
   Net realized gains (losses) from
      securities transactions                     1,644          5,046        (7,738)      6,385
   Change in net unrealized appreciation
      (depreciation) of investments              45,858         63,648        51,580     147,447
                                             ----------     ----------    ----------  ----------
      Increase (decrease) in net assets
         from operations                         44,238         61,558        32,539     140,996
                                             ----------     ----------    ----------  ----------
From capital transactions:
   Net proceeds from units sold                 894,265      1,495,589       737,492     282,252
   Cost of units redeemed                      (111,936)      (113,946)       (4,298)    (24,985)
   Net transfers                                172,193        382,145      (285,582)     71,649
   Contract maintenance charge                        0              0          (129)       (138)
                                             ----------     ----------    ----------  ----------
      Increase (decrease) in net assets
         from capital transactions              954,522      1,763,788       447,483     328,778
                                             ----------     ----------    ----------  ----------
Increase (decrease) in net assets               998,760      1,825,346       480,022     469,774
Net assets at beginning of period                 8,397         10,234       616,993     947,008
                                             ----------     ----------    ----------  ----------
Net assets at end of period                  $1,007,157     $1,835,580    $1,097,015  $1,416,782
                                             ==========     ==========    ==========  ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                    76,664        134,481        43,546      41,944
   Units redeemed                                (9,449)        (9,973)         (267)     (3,832)
   Units transferred                             14,685         34,008       (16,937)     10,775
                                             ----------     ----------    ----------  ----------
Increase (decrease) in units outstanding         81,900        158,516        26,342      48,887
Beginning units                                     788            971        38,174     150,701
                                             ----------     ----------    ----------  ----------
Ending units                                     82,688        159,487        64,516     199,588
                                             ==========     ==========    ==========  ==========

                                                                                     Davis
                                               Capital      Cash      Corporate     Venture
                                               Growth    Management      Bond        Value
                                              Portfolio   Portfolio   Portfolio    Portfolio
                                              (Class 3)   (Class 3)   (Class 3)    (Class 3)
                                             ----------  ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)              $   (7,764) $  (87,804) $  (116,255) $  (289,977)
   Net realized gains (losses) from
      securities transactions                     7,674      98,672        5,398      305,334
   Change in net unrealized appreciation
      (depreciation) of investments             116,550     154,933      303,201    1,490,442
                                             ----------  ----------  -----------  -----------
      Increase (decrease) in net assets
         from operations                        116,460     165,801      192,344    1,505,799
                                             ----------  ----------  -----------  -----------
From capital transactions:
   Net proceeds from units sold                 579,432   2,716,093    2,812,701    2,866,469
   Cost of units redeemed                       (22,830)   (855,569)    (347,350)  (1,121,348)
   Net transfers                                226,019   1,265,477    1,541,045    1,621,697
   Contract maintenance charge                      (43)       (529)        (623)      (1,579)
                                             ----------  ----------  -----------  -----------
      Increase (decrease) in net assets
         from capital transactions              782,578   3,125,472    4,005,773    3,365,239
                                             ----------  ----------  -----------  -----------
Increase (decrease) in net assets               899,038   3,291,273    4,198,117    4,871,038
Net assets at beginning of period               429,275   5,623,721    8,169,397   21,928,071
                                             ----------  ----------  -----------  -----------
Net assets at end of period                  $1,328,313  $8,914,994  $12,367,514  $26,799,109
                                             ==========  ==========  ===========  ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                    66,347     203,741      161,788       81,905
   Units redeemed                                (2,711)    (64,311)     (19,543)     (28,347)
   Units transferred                             26,219      95,144       88,280       47,961
                                             ----------  ----------  -----------  -----------
Increase (decrease) in units outstanding         89,855     234,574      230,525      101,519
Beginning units                                  53,332     425,399      463,834      572,565
                                             ----------  ----------  -----------  -----------
Ending units                                    143,187     659,973      694,359      674,084
                                             ==========  ==========  ===========  ===========

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2007
                                   (Unaudited)
                                   (Continued)

                                               "Dogs"
                                               of Wall    Emerging       Equity       Foreign
                                               Street      Markets   Opportunities     Value
                                              Portfolio   Portfolio    Portfolio     Portfolio
                                              (Class 3)   (Class 3)    (Class 3)     (Class 3)
                                             ----------  ----------  -------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)              $  (12,678) $  (77,828)  $  (26,244)   $  (205,010)
   Net realized gains (losses) from
      securities transactions                    16,957     227,035       40,172        476,057
   Change in net unrealized appreciation
      (depreciation) of investments              (2,084)  1,850,349       84,635      1,779,774
                                             ----------  ----------   ----------    -----------
      Increase (decrease) in net assets
         from operations                          2,195   1,999,556       98,563      2,050,821
                                             ----------  ----------   ----------    -----------
From capital transactions:
   Net proceeds from units sold                 439,759   1,767,648      190,510      1,087,624
   Cost of units redeemed                       (27,348)   (514,543)    (154,788)      (947,226)
   Net transfers                                 (3,288)    371,339       36,107        695,601
   Contract maintenance charge                     (152)       (280)        (150)        (1,289)
                                             ----------  ----------   ----------    -----------
      Increase (decrease) in net assets
         from capital transactions              408,971   1,624,164       71,679        834,710
                                             ----------  ----------   ----------    -----------
Increase (decrease) in net assets               411,166   3,623,720      170,242      2,885,531
Net assets at beginning of period               884,327   4,870,287    2,252,952     16,124,959
                                             ----------  ----------   ----------    -----------
Net assets at end of period                  $1,295,493  $8,494,007   $2,423,194    $19,010,490
                                             ==========  ==========   ==========    ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                    32,141      82,055       10,026         53,512
   Units redeemed                                (2,138)    (22,486)      (8,600)       (45,477)
   Units transferred                               (453)     17,808        1,821         33,954
                                             ----------  ----------   ----------    -----------
Increase (decrease) in units outstanding         29,550      77,377        3,247         41,989
Beginning units                                  68,585     257,317      111,322        814,527
                                             ----------  ----------   ----------    -----------
Ending units                                     98,135     334,694      114,569        856,516
                                             ==========  ==========   ==========    ===========


                                             Fundamental                 Global        Growth
                                                Growth    Global Bond   Equities   Opportunities
                                              Portfolio    Portfolio    Portfolio    Portfolio
                                              (Class 3)    (Class 3)    (Class 3)    (Class 3)
                                             -----------  -----------  ----------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)              $   (6,093)  $  (18,301)  $  (19,004)  $  (20,566)
   Net realized gains (losses) from
      securities transactions                     3,996       (2,957)      16,357       24,446
   Change in net unrealized appreciation
      (depreciation) of investments              89,937      123,045      209,823      302,697
                                             ----------   ----------   ----------   ----------
      Increase (decrease) in net assets
         from operations                         87,840      101,787      207,176      306,577
                                             ----------   ----------   ----------   ----------
From capital transactions:
   Net proceeds from units sold                 984,153      416,364      349,728      543,761
   Cost of units redeemed                        (4,678)     (16,504)     (43,729)     (56,015)
   Net transfers                                276,261      554,392      139,140      220,116
   Contract maintenance charge                      (20)         (67)         (87)         (89)
                                             ----------   ----------   ----------   ----------
      Increase (decrease) in net assets
         from capital transactions            1,255,716      954,185      445,052      707,773
                                             ----------   ----------   ----------   ----------
Increase (decrease) in net assets             1,343,556    1,055,972      652,228    1,014,350
Net assets at beginning of period               199,450    1,132,188    1,371,519    1,189,111
                                             ----------   ----------   ----------   ----------
Net assets at end of period                  $1,543,006   $2,188,160   $2,023,747   $2,203,461
                                             ==========   ==========   ==========   ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                    49,982       24,841       14,079       92,293
   Units redeemed                                  (241)        (931)      (1,742)      (9,116)
   Units transferred                             14,128       31,914        5,630       37,731
                                             ----------   ----------   ----------   ----------
Increase (decrease) in units outstanding         63,869       55,824       17,967      120,908
Beginning units                                  10,678       65,124       57,896      212,701
                                             ----------   ----------   ----------   ----------
Ending units                                     74,547      120,948       75,863      333,609
                                             ==========   ==========   ==========   ==========

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2007
                                   (Unaudited)
                                   (Continued)


                                                                     International
                                               Growth-   High-Yield   Diversified    International
                                               Income       Bond        Equities    Growth & Income
                                              Portfolio   Portfolio    Portfolio       Portfolio
                                              (Class 3)   (Class 3)    (Class 3)       (Class 3)
                                             ----------  ----------  -------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)              $   (9,870) $  (25,022)  $  (149,856)    $  (72,332)
   Net realized gains (losses) from
      securities transactions                     8,385       4,808       281,664         69,122
   Change in net unrealized appreciation
      (depreciation) of investments              82,147      22,659     1,710,777        661,908
                                             ----------  ----------   -----------     ----------
      Increase (decrease) in net assets
         from operations                         80,662       2,445     1,842,585        658,698
                                             ----------  ----------   -----------     ----------
From capital transactions:
   Net proceeds from units sold                  85,087     427,005     1,894,273      2,816,868
   Cost of units redeemed                       (25,546)   (123,098)     (563,911)      (181,881)
   Net transfers                                139,583     472,805       492,385      1,252,925
   Contract maintenance charge                      (55)       (168)         (930)          (251)
                                             ----------  ----------   -----------     ----------
      Increase (decrease) in net assets
         from capital transactions              199,069     776,544     1,821,817      3,887,661
                                             ----------  ----------   -----------     ----------
Increase (decrease) in net assets               279,731     778,989     3,664,402      4,546,359
Net assets at beginning of period               753,327   1,708,412    11,143,193      4,207,621
                                             ----------  ----------   -----------     ----------
Net assets at end of period                  $1,033,058  $2,487,401   $14,807,595     $8,753,980
                                             ==========  ==========   ===========     ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                     2,539      21,615       125,148        145,438
   Units redeemed                                  (784)     (5,945)      (37,098)        (9,255)
   Units transferred                              4,199      23,950        33,074         64,273
                                             ----------  ----------   -----------     ----------
Increase (decrease) in units outstanding          5,954      39,620       121,124        200,456
Beginning units                                  25,329      83,697       774,274        227,007
                                             ----------  ----------   -----------     ----------
Ending units                                     31,283     123,317       895,398        427,463
                                             ==========  ==========   ===========     ==========

                                                              MFS
                                               Marsico   Massachusetts
                                               Focused     Investors     MFS Total    Mid-Cap
                                               Growth        Trust        Return      Growth
                                              Portfolio    Portfolio     Portfolio   Portfolio
                                              (Class 3)    (Class 3)     (Class 3)   (Class 3)
                                             ----------  -------------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)              $  (16,959)  $  (32,651)   $  (94,192) $  (53,547)
   Net realized gains (losses) from
      securities transactions                    16,273       68,572        48,401      82,713
   Change in net unrealized appreciation
      (depreciation) of investments             189,050      235,788       373,492     662,384
                                             ----------   ----------    ----------  ----------
      Increase (decrease) in net assets
         from operations                        188,364      271,709       327,701     691,550
                                             ----------   ----------    ----------  ----------
From capital transactions:
   Net proceeds from units sold                 387,009       41,518     1,196,717     498,955
   Cost of units redeemed                       (45,843)    (204,450)     (274,903)   (264,842)
   Net transfers                                 23,674        2,701       810,298       3,780
   Contract maintenance charge                      (91)        (242)         (782)       (290)
                                             ----------   ----------    ----------  ----------
      Increase (decrease) in net assets
         from capital transactions              364,749     (160,473)    1,731,330     237,603
                                             ----------   ----------    ----------  ----------
Increase (decrease) in net assets               553,113      111,236     2,059,031     929,153
Net assets at beginning of period             1,302,180    2,793,929     7,118,917   4,158,703
                                             ----------   ----------    ----------  ----------
Net assets at end of period                  $1,855,293   $2,905,165    $9,177,948  $5,087,856
                                             ==========   ==========    ==========  ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                    31,224        2,091        51,646      42,552
   Units redeemed                                (3,713)      (8,543)       (9,735)    (22,665)
   Units transferred                              2,336          121        31,410         461
                                             ----------   ----------    ----------  ----------
Increase (decrease) in units outstanding         29,847       (6,331)       73,321      20,348
Beginning units                                 108,098      120,382       259,391     389,077
                                             ----------   ----------    ----------  ----------
Ending units                                    137,945      114,051       332,712     409,425
                                             ==========   ==========    ==========  ==========

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2007
                                   (Unaudited)
                                   (Continued)

                                             Real Estate  Small & Mid Cap   Small Company   Technology
                                              Portfolio   Value Portfolio  Value Portfolio   Portfolio
                                              (Class 3)      (Class 3)        (Class 3)      (Class 3)
                                             -----------  ---------------  ---------------  ----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)              $  (69,094)    $  (120,936)     $  (19,121)    $   (9,841)
   Net realized gains (losses) from
      securities transactions                    31,943          93,325           7,525          7,320
   Change in net unrealized appreciation
      (depreciation) of investments            (367,827)        572,758         (30,040)       170,168
                                             ----------     -----------      ----------     ----------
      Increase (decrease) in net assets
         from operations                       (404,978)        545,147         (41,636)       167,647
                                             ----------     -----------      ----------     ----------
From capital transactions:
   Net proceeds from units sold               1,815,137       2,335,653       1,129,965        247,249
   Cost of units redeemed                      (149,931)       (399,861)        (29,139)       (41,748)
   Net transfers                                750,635         817,775         558,534         30,180
   Contract maintenance charge                     (300)           (684)            (70)          (125)
                                             ----------     -----------      ----------     ----------
      Increase (decrease) in net assets
         from capital transactions            2,415,541       2,752,883       1,659,290        235,556
                                             ----------     -----------      ----------     ----------
Increase (decrease) in net assets             2,010,563       3,298,030       1,617,654        403,203
Net assets at beginning of period             4,656,301       8,418,212         840,233        689,041
                                             ----------     -----------      ----------     ----------
Net assets at end of period                  $6,666,864     $11,716,242      $2,457,887     $1,092,244
                                             ==========     ===========      ==========     ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                    58,648         120,834         107,341         95,356
   Units redeemed                                (5,068)        (20,490)         (2,717)       (16,327)
   Units transferred                             24,087          43,111          53,184         12,120
                                             ----------     -----------      ----------     ----------
Increase (decrease) in units outstanding         77,667         143,455         157,808         91,149
Beginning units                                 149,616         461,228          83,068        291,032
                                             ----------     -----------      ----------     ----------
Ending units                                    227,283         604,683         240,876        382,181
                                             ==========     ===========      ==========     ==========

                                             Telecom Utility   Worldwide High                       Growth and Income
                                                Portfolio     Income Portfolio  Comstock Portfolio      Portfolio
                                                (Class 3)         (Class 3)         (Class II)          (Class II)
                                             ---------------  ----------------  ------------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                 $ (2,832)         $ (6,871)         $   19,071         $    22,833
   Net realized gains (losses) from
      securities transactions                      1,470               638             164,634             595,269
   Change in net unrealized appreciation
      (depreciation) of investments               31,511            26,904             (57,151)            (17,710)
                                                --------          --------          ----------         -----------
      Increase (decrease) in net assets
         from operations                          30,149            20,671             126,554             600,392
                                                --------          --------          ----------         -----------
From capital transactions:
   Net proceeds from units sold                  133,368            76,344           1,118,819           2,577,871
   Cost of units redeemed                         (1,970)          (12,037)           (376,949)           (662,485)
   Net transfers                                  19,724             8,562             310,656             971,031
   Contract maintenance charge                       (26)              (31)               (409)             (1,053)
                                                --------          --------          ----------         -----------
      Increase (decrease) in net assets
         from capital transactions               151,096            72,838           1,052,117           2,885,364
                                                --------          --------          ----------         -----------
Increase (decrease) in net assets                181,245            93,509           1,178,671           3,485,756
Net assets at beginning of period                176,763           584,827           4,538,092          12,527,095
                                                --------          --------          ----------         -----------
Net assets at end of period                     $358,008          $678,336          $5,716,763         $16,012,851
                                                ========          ========          ==========         ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                      8,076             3,961              75,614             161,774
   Units redeemed                                   (122)             (563)            (25,798)            (42,110)
   Units transferred                               1,169               399              20,997              60,968
                                                --------          --------          ----------         -----------
Increase (decrease) in units outstanding           9,123             3,797              70,813             180,632
Beginning units                                   11,768            27,903             318,475             816,855
                                                --------          --------          ----------         -----------
Ending units                                      20,891            31,700             389,288             997,487
                                                ========          ========          ==========         ===========

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2007
                                   (Unaudited)
                                   (Continued)

                                                                Diversified
                                             Strategic Growth  International  Equity Income
                                                 Portfolio        Account       Account I    Growth Account
                                                (Class II)       (Class 2)      (Class 2)       (Class 2)
                                             ----------------  -------------  -------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                  $ (6,908)       $  6,709      $  (12,793)      $ (1,157)
   Net realized gains (losses) from
      securities transactions                       8,372         145,934         161,159            345
   Change in net unrealized appreciation
      (depreciation) of investments                81,791         (46,412)         26,305         17,141
                                                 --------        --------      ----------       --------
      Increase (decrease) in net assets
         from operations                           83,255         106,231         174,671         16,329
                                                 --------        --------      ----------       --------
From capital transactions:
   Net proceeds from units sold                    67,290           3,352         148,457              0
   Cost of units redeemed                         (46,199)        (36,077)        (90,340)          (616)
   Net transfers                                  (10,455)        302,359         133,410         26,826
   Contract maintenance charge                        (21)           (130)           (262)            (6)
                                                 --------        --------      ----------       --------
      Increase (decrease) in net assets
         from capital transactions                 10,615         269,504         191,265         26,204
                                                 --------        --------      ----------       --------
Increase (decrease) in net assets                  93,870         375,735         365,936         42,533
Net assets at beginning of period                 571,367         534,057       2,435,451         91,760
                                                 --------        --------      ----------       --------
Net assets at end of period                      $665,237        $909,792      $2,801,387       $134,293
                                                 ========        ========      ==========       ========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                       6,332             429          14,136              0
   Units redeemed                                  (4,529)         (4,400)         (8,503)           (85)
   Units transferred                                 (819)         35,924          12,325          3,280
                                                 --------        --------      ----------       --------
Increase (decrease) in units outstanding              984          31,953          17,958          3,195
Beginning units                                    57,937          69,779         237,372         12,939
                                                 --------        --------      ----------       --------
Ending units                                       58,921         101,732         255,330         16,134
                                                 ========        ========      ==========       ========


                                                             LargeCap Blend  MidCap Stock  Money Market
                                             Income Account      Account        Account       Account
                                                (Class 2)       (Class 2)      (Class 2)     (Class 2)
                                             --------------  --------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                $  34,515        $    382      $  (14,921)   $   3,325
   Net realized gains (losses) from
      securities transactions                     (1,756)          6,789         202,940            0
   Change in net unrealized appreciation
      (depreciation) of investments              (21,651)          5,828        (181,001)           0
                                               ---------        --------      ----------    ---------
      Increase (decrease) in net assets
         from operations                          11,108          12,999           7,018        3,325
                                               ---------        --------      ----------    ---------
From capital transactions:
   Net proceeds from units sold                   81,735               0         961,072            0
   Cost of units redeemed                       (115,896)         (5,653)        (25,554)    (159,874)
   Net transfers                                  17,181           3,004        (293,840)     271,298
   Contract maintenance charge                       (33)            (33)           (305)          (1)
                                               ---------        --------      ----------    ---------
      Increase (decrease) in net assets
         from capital transactions               (17,013)         (2,682)        641,373      111,423
                                               ---------        --------      ----------    ---------
Increase (decrease) in net assets                 (5,905)         10,317         648,391      114,748
Net assets at beginning of period                614,681         169,811       2,090,330       26,100
                                               ---------        --------      ----------    ---------
Net assets at end of period                    $ 608,776        $180,128      $2,738,721    $ 140,848
                                               =========        ========      ==========    =========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                     11,366               0          87,996            0
   Units redeemed                                (16,255)           (811)         (2,366)     (27,050)
   Units transferred                               2,378             433         (26,996)      46,362
                                               ---------        --------      ----------    ---------
Increase (decrease) in units outstanding          (2,511)           (378)         58,634       19,312
Beginning units                                   86,140          24,521         198,267        4,510
                                               ---------        --------      ----------    ---------
Ending units                                      83,629          24,143         256,901       23,822
                                               =========        ========      ==========    =========

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2007
                                   (Unaudited)
                                   (Continued)

                                             Mortgage Securities      Real Estate     SAM Balanced   SAM Conservative
                                                   Account        Securities Account    Portfolio   Balanced Portfolio
                                                  (Class 2)            (Class 2)        (Class 2)        (Class 2)
                                             -------------------  ------------------  ------------  ------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                     $  297            $   6,665       $   162,195       $   29,413
   Net realized gains (losses) from
      securities transactions                          (63)              57,261           376,476           32,787
   Change in net unrealized appreciation
      (depreciation) of investments                    (81)             (85,073)          443,567           17,263
                                                    ------            ---------       -----------       ----------
      Increase (decrease) in net assets
         from operations                               153              (21,147)          982,238           79,463
                                                    ------            ---------       -----------       ----------
From capital transactions:
   Net proceeds from units sold                          0                    0         1,941,906           54,626
   Cost of units redeemed                             (647)             (20,030)       (1,750,278)        (115,355)
   Net transfers                                       427             (292,457)          783,688          183,198
   Contract maintenance charge                         (13)                 (38)           (2,230)            (267)
                                                    ------            ---------       -----------       ----------
      Increase (decrease) in net assets
         from capital transactions                    (233)            (312,525)          973,086          122,202
                                                    ------            ---------       -----------       ----------
Increase (decrease) in net assets                      (80)            (333,672)        1,955,324          201,665
Net assets at beginning of period                    7,180              416,984        12,593,462        1,338,688
                                                    ------            ---------       -----------       ----------
Net assets at end of period                         $7,100            $  83,312       $14,548,786       $1,540,353
                                                    ======            =========       ===========       ==========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                            0                    0           190,835            7,210
   Units redeemed                                     (102)              (1,075)         (171,006)         (15,792)
   Units transferred                                    66              (14,284)           76,293           24,014
                                                    ------            ---------       -----------       ----------
Increase (decrease) in units outstanding               (36)             (15,359)           96,122           15,432
Beginning units                                      1,096               19,651         1,264,527          187,469
                                                    ------            ---------       -----------       ----------
Ending units                                         1,060                4,292         1,360,649          202,901
                                                    ======            =========       ===========       ==========

                                             SAM Conservative    SAM Flexible      SAM Strategic   Short-Term Income
                                             Growth Portfolio  Income Portfolio  Growth Portfolio       Account
                                                 (Class 2)         (Class 2)         (Class 2)         (Class 2)
                                             ----------------  ----------------  ----------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                 $    8,292        $   78,580         $   (925)         $  1,020
   Net realized gains (losses) from
      securities transactions                       42,650            58,916           16,573              (730)
   Change in net unrealized appreciation
      (depreciation) of investments                215,769           (46,959)          33,064               303
                                                ----------        ----------         --------          --------
      Increase (decrease) in net assets
         from operations                           266,711            90,537           48,712               593
                                                ----------        ----------         --------          --------
From capital transactions:
   Net proceeds from units sold                    176,385                 0           72,705                 0
   Cost of units redeemed                         (104,730)         (241,137)         (43,071)           (1,848)
   Net transfers                                   185,499           (73,909)          46,209           (30,179)
   Contract maintenance charge                        (490)             (647)            (155)              (40)
                                                ----------        ----------         --------          --------
      Increase (decrease) in net assets
         from capital transactions                 256,664          (315,693)          75,688           (32,067)
                                                ----------        ----------         --------          --------
Increase (decrease) in net assets                  523,375          (225,156)         124,400           (31,474)
Net assets at beginning of period                2,821,107         2,617,099          422,702            60,649
                                                ----------        ----------         --------          --------
Net assets at end of period                     $3,344,482        $2,391,943         $547,102          $ 29,175
                                                ==========        ==========         ========          ========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                       16,275                 0            6,187                 0
   Units redeemed                                   (9,674)          (29,161)          (3,564)             (286)
   Units transferred                                17,063            (8,955)           3,824            (4,587)
                                                ----------        ----------         --------          --------
Increase (decrease) in units outstanding            23,664           (38,116)           6,447            (4,873)
Beginning units                                    266,719           322,522           36,290             9,201
                                                ----------        ----------         --------          --------
Ending units                                       290,383           284,406           42,737             4,328
                                                ==========        ==========         ========          ========

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2007
                                   (Unaudited)
                                   (Continued)

                                                                                                  Columbia Marsico
                                                                                  Columbia High   Focused Equities
                                             SmallCap Growth  West Coast Equity    Yield Fund,     Fund, Variable
                                                 Account           Account       Variable Series       Series
                                                (Class 2)         (Class 2)         (Class A)         (Class A)
                                             ---------------  -----------------  ---------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                 $ (1,842)        $   (7,514)        $  7,170          $ (6,909)
   Net realized gains (losses) from
      securities transactions                        649             47,165              377             2,951
   Change in net unrealized appreciation
      (depreciation) of investments               14,806             44,570           (5,509)           81,257
                                                --------         ----------         --------          --------
      Increase (decrease) in net assets
         from operations                          13,613             84,221            2,038            77,299
                                                --------         ----------         --------          --------
From capital transactions:
   Net proceeds from units sold                        0             51,104           21,032           153,489
   Cost of units redeemed                           (608)           (52,425)          (3,348)           (2,030)
   Net transfers                                  (2,918)             4,326           13,065           116,906
   Contract maintenance charge                       (17)               (58)             (40)              (63)
                                                --------         ----------         --------          --------
      Increase (decrease) in net assets
         from capital transactions                (3,543)             2,947           30,709           268,302
                                                --------         ----------         --------          --------
Increase (decrease) in net assets                 10,070             87,168           32,747           345,601
Net assets at beginning of period                147,613            934,338          179,520           442,153
                                                --------         ----------         --------          --------
Net assets at end of period                     $157,683         $1,021,506         $212,267          $787,754
                                                ========         ==========         ========          ========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                          0              4,172            1,331            12,552
   Units redeemed                                    (90)            (4,144)            (212)             (171)
   Units transferred                                (398)               476              821             9,526
                                                --------         ----------         --------          --------
Increase (decrease) in units outstanding            (488)               504            1,940            21,907
Beginning units                                   21,949             76,311           11,356            37,098
                                                --------         ----------         --------          --------
Ending units                                      21,461             76,815           13,296            59,005
                                                ========         ==========         ========          ========



                                             Asset Allocation
                                                   Fund        Global Growth Fund  Growth Fund  Growth-Income Fund
                                                 (Class 2)          (Class 2)       (Class 2)        (Class 2)
                                             ----------------  ------------------  -----------  ------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                 $   (1,480)       $    20,452      $  (142,857)    $  (149,897)
   Net realized gains (losses) from
      securities transactions                       26,260            803,168        1,338,257         826,453
   Change in net unrealized appreciation
      (depreciation) of investments                 35,177            923,338          857,053         920,691
                                                ----------        -----------      -----------     -----------
      Increase (decrease) in net assets
         from operations                            59,957          1,746,958        2,052,453       1,597,247
                                                ----------        -----------      -----------     -----------
From capital transactions:
   Net proceeds from units sold                    682,843          2,158,624        2,049,790       2,684,053
   Cost of units redeemed                           (8,073)          (657,742)        (706,022)       (804,384)
   Net transfers                                   356,300          1,604,018          839,879       1,113,295
   Contract maintenance charge                          (3)              (717)            (783)         (1,023)
                                                ----------        -----------      -----------     -----------
      Increase (decrease) in net assets
         from capital transactions               1,031,067          3,104,183        2,182,864       2,991,941
                                                ----------        -----------      -----------     -----------
Increase (decrease) in net assets                1,091,024          4,851,141        4,235,317       4,589,188
Net assets at beginning of period                  198,164         11,166,439       12,196,400      15,129,375
                                                ----------        -----------      -----------     -----------
Net assets at end of period                     $1,289,188        $16,017,580      $16,431,717     $19,718,563
                                                ==========        ===========      ===========     ===========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                       39,228             93,836           96,834         139,683
   Units redeemed                                     (455)           (28,484)         (32,357)        (42,070)
   Units transferred                                20,474             70,515           40,346          56,749
                                                ----------        -----------      -----------     -----------
Increase (decrease) in units outstanding            59,247            135,867          104,823         154,362
Beginning units                                     11,970            514,583          604,883         829,697
                                                ----------        -----------      -----------     -----------
Ending units                                        71,217            650,450          709,706         984,059
                                                ==========        ===========      ===========     ===========

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2007
                                   (Unaudited)
                                   (Continued)


                                             Growth and Income  Mid Cap Value  MTB Large Cap  MTB Large Cap
                                                 Portfolio        Portfolio        Growth         Value
                                                 (Class VC)       (Class VC)    Fund II (1)    Fund II (1)
                                             -----------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                 $  (66,612)       $   (621)       $   (17)      $    (14)
   Net realized gains (losses) from
      securities transactions                       24,330              95              3            (47)
   Change in net unrealized appreciation
      (depreciation) of investments                418,188             207            799            475
                                                ----------        --------        -------       --------
      Increase (decrease) in net assets
         from operations                           375,906            (319)           785            414
                                                ----------        --------        -------       --------
From capital transactions:
   Net proceeds from units sold                  2,226,938         124,308         24,385         14,989
   Cost of units redeemed                         (167,423)           (237)             0           (785)
   Net transfers                                   556,737          95,521            429        111,053
   Contract maintenance charge                        (262)              0              0             (2)
                                                ----------        --------        -------       --------
      Increase (decrease) in net assets
         from capital transactions               2,615,990         219,592         24,814        125,255
                                                ----------        --------        -------       --------
Increase (decrease) in net assets                2,991,896         219,273         25,599        125,669
Net assets at beginning of period                4,648,757           3,803              0              0
                                                ----------        --------        -------       --------
Net assets at end of period                     $7,640,653        $223,076        $25,599       $125,669
                                                ==========        ========        =======       ========
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                      157,622           7,522          2,302          1,540
   Units redeemed                                  (11,926)            (14)             0            (80)
   Units transferred                                39,298           5,720             42         10,864
                                                ----------        --------        -------       --------
Increase (decrease) in units outstanding           184,994          13,228          2,344         12,324
Beginning units                                    338,203             244              0              0
                                                ----------        --------        -------       --------
Ending units                                       523,197          13,472          2,344         12,324
                                                ==========        ========        =======       ========

                                                MTB Managed
                                             Allocation Fund -
                                                  Moderate
                                               Growth II (1)
                                             -----------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)                   $  (389)
   Net realized gains (losses) from
      securities transactions                          15
   Change in net unrealized appreciation
      (depreciation) of investments                 2,367
                                                  -------
      Increase (decrease) in net assets
         from operations                            1,993
                                                  -------
From capital transactions:
   Net proceeds from units sold                    75,000
   Cost of units redeemed                             (65)
   Net transfers                                    2,767
   Contract maintenance charge                          0
                                                  -------
      Increase (decrease) in net assets
         from capital transactions                 77,702
                                                  -------
Increase (decrease) in net assets                  79,695
Net assets at beginning of period                       0
                                                  -------
Net assets at end of period                       $79,695
                                                  =======
ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                       7,267
   Units redeemed                                      (6)
   Units transferred                                  271
                                                  -------
Increase (decrease) in units outstanding            7,532
Beginning units                                         0
                                                  -------
Ending units                                        7,532
                                                  =======

(1)  For the period from February 5, 2007 (inception) to September 30, 2007.

                 See accompanying notes to financial statements.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)

1.   ORGANIZATION

     FS Variable Separate Account of First SunAmerica Life Insurance Company (the "Separate Account") is an investment account of First SunAmerica Life Insurance Company (the "Company"). The Company is a direct wholly owned subsidiary of SunAmerica Life Insurance Company, which is a subsidiary of AIG Retirement Services, Inc., the retirement services and asset management organization within American International Group, Inc. ("AIG"). AIG is a holding company, which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities, financial services, retirement savings and asset management. The Separate Account is registered as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended.

     The Separate Account offers the following variable annuity products: FSA Polaris, FSA Advisor, FSA Polaris II, FSA WM Diversified Strategies III, FSA Polaris Choice, FSA Polaris II A-Class Platinum Series and FSA Polaris Choice III.

     The Separate Account contracts are sold through the Company's affiliated broker-dealers, independent broker-dealers, full-service securities firms and financial institutions. The distributor of these contracts is AIG SunAmerica Capital Services, Inc., an affiliate of the Company, except for FSA WM Diversified Strategies III, for which the distributor is WM Funds Distributor, Inc. No underwriting fees are paid in connection with the distribution of the contracts.

     The Separate Account is composed of a total of 101 variable portfolios of different classes (the "Variable Accounts"). Each of the Variable Accounts is invested solely in the shares of one of the following: (1) the four currently available Class 2 investment portfolios of American Funds Insurance Series (the "American Series"), (2) the ten currently available Class 1 and Class 3 investment portfolios of the Anchor Series Trust (the "Anchor Trust"), (3) the two currently available Class VC investment portfolio of the Lord Abbett Series Fund, Inc. (the "Lord Abbett Fund"),
     (4) the sixty currently available Class 1 and Class 3 investment portfolios of the SunAmerica Series Trust (the "SunAmerica Trust"), (5) the three currently available Class II investment portfolios of Van Kampen Life Investment Trust (the "Van Kampen Trust"), (6) the seventeen currently available Class 2 investment portfolios of the Principal Variable Contracts Fund, Inc (the "Principal Fund"), or (7) the two currently available Class A investment portfolios of the Columbia Funds Variable Insurance Trust I (the "Columbia Trust I"), (8) the three currently available investment portfolios of the MTB Group of Funds (the "MTB Trust"). The primary difference between the classes of the Variable Accounts is that the Class 3 shares in the Anchor Trust and the SunAmerica Trust, the Class 2 shares in the American Series and the Principal Fund, the shares in the MTB Trust, and the Class II shares in the Van Kampen Trust are subject to 12b-1 fees of 0.25%, of each classes' average daily net assets, while the Class 1 and Class A shares are not subject to 12b-1 fees. The Class VC share of the Lord Abbett Fund is not subject to 12b-1 fees.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)

1.   ORGANIZATION (continued)

     The American Series, the Anchor Trust, the Lord Abbett Fund, the SunAmerica Trust, the Van Kampen Trust, the Principal Fund, the Columbia Trust I, and the MTB Trust (collectively referred to as the "Trusts") are diversified, open-ended investment companies, which retain investment advisers to assist in their investment activities. The Anchor and SunAmerica Trusts are affiliated investment companies. Participants may elect to have payments allocated to one of the offered guaranteed-interest funds of the Company (the "General Account"), which are not a part of the Separate Account. The financial statements include balances allocated by participants to the Variable Accounts and do not include balances allocated to the General Account.

     Effective January 1, 2007, the Separate Account changed its method of determining cost of investments sold by the Trusts from an average cost method to the first-in, first-out method. Management believes that the first-in, first-out method is more commonly used for financial reporting by separate accounts and is a preferable method of accounting. Since investments are stated at net asset value of each of the portfolios of the Trusts, which value their investment securities at fair value, the change has no impact on net assets. The change in method of determining cost of investments sold will result in a reclassification between realized gains and losses and unrealized appreciation and depreciation of investments, beginning January 1, 2007, with no impact on the total increase (decrease) in net assets from operations. Since records of purchases and sales of investments are not readily available for prior periods, it is impracticable to determine the prior periods reclassification between realized gains and losses and unrealized appreciation and depreciation of investments.

     Effective January 5, 2007, the portfolios of the WM Trust were reorganized into the Principal Fund. On that date, the Variable Accounts that invested in portfolios of the WM Trust, exchanged their shares in the portfolios of the WM Trust, for shares with an equal value in similar portfolios of the Principal Fund. The predecessor and current portfolios before and after the changes are listed below.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)

1.   ORGANIZATION (continued)

Predecessor WM Trust Portfolio    Current Principal Fund Portfolio
-------------------------------   -----------------------------------
International Growth Fund         Diversified International Account
Equity Income Fund                Equity Income Account I
Growth Fund                       Growth Account
Income Fund                       Income Account
Growth & Income Fund              LargeCap Blend Account
Mid Cap Stock Fund                MidCap Stock Account
Money Market Fund                 Money Market Account
U.S. Government Securities Fund   Mortgage Securities Account
REIT Fund                         Real Estate Securities Account
Balanced Portfolio                SAM Balanced Portfolio
Conservative Balanced Portfolio   SAM Conservative Balanced Portfolio
Conservative Growth Portfolio     SAM Conservative Growth Portfolio
Flexible Income Portfolio         SAM Flexible Income Portfolio
Strategic Growth Portfolio        SAM Strategic Growth Portfolio
Short Term Income Fund            Short-Term Income Account
Small Cap Growth Fund             SmallCap Growth Account
West Coast Equity Fund            West Coast Equity Account

     On May 1, 2007, the Equity Opportunities Portfolio was formerly named Federated American Leaders Portfolio, the Marsico Focused Growth Portfolio was formerly named Marsico Growth Portfolio, the Mid-Cap Growth Portfolio was formerly named MFS Mid-Cap Growth Portfolio, the Balanced Portfolio was formerly named SunAmerica Balanced Portfolio, the Capital Growth Portfolio was formerly named Goldman Sachs Research Portfolio, and the Fundamental Growth Portfolio was formerly named Putnam Growth: Voyager Portfolio.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These unaudited condensed financial statements do not include certain financial information required by U.S. generally accepted accounting principals ("GAAP") for complete financial statements and should be read in conjunction with the audited financial statements and the related notes for the year ended December 31, 2006. In the opinion of management, these unaudited financial statements contain the normal recurring adjustments necessary for a fair statement of the results presented herein.

                          PART C -- OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

The following financial statements are incorporated by reference or included herein, as indicated below, to this Registration Statement:


The following financial statements are incorporated by reference or included herein, as indicated below, to this Registration Statement:


The following financial statements of FS Variable Separate Account and financial statements of First SunAmerica Life Insurance Company are incorporated by reference to Form N-4, Post-Effective Amendment No. 30 under the Securities Act of 1933 and Amendment No. 32 under the Investment Company Act of 1940, File Nos. 033-85014 and 811-08810, filed on April 30, 2007, Accession No.
0000950124-07-002496:

FS Variable Separate Account

     -   Report of Independent Registered Public Accounting Firm

     -   Statement of Assets and Liabilities as of December 31, 2006

     -   Schedule of Portfolio Investments as of December 31, 2006

     -   Statement of Operations for the year ended December 31, 2006

     - Statement of Changes in Net Assets for the years ended December 31, 2006 and 2005

     -   Notes to Financial Statements

First SunAmerica Life Insurance Company

     -   Report of Independent Registered Public Accounting Firm

     -   Balance Sheet as of December 31, 2006 and 2005

     - Statement of Income and Comprehensive Income for the years ended December 31, 2006, 2005 and 2004

     - Statement of Cash Flows for the years ended December 31, 2006, 2005 and 2004

     -   Notes to Financial Statements


Financial statements (unaudited) of First SunAmerica Life Insurance Company at September 30, 2007 and December 31, 2006, and for the nine months ended September 30, 2007 and 2006, and financial statements (unaudited) for FS Variable Separate Account at September 30, 2007 and for the nine months ended September 30, 2007, are included herein.


(b) Exhibits


(1)   Resolutions Establishing Separate Account........................   1
(2)   Custody Agreements...............................................   Not Applicable
(3)   (a)  Form of Distribution Contract...............................   1
      (b)  Form of Selling Agreement...................................   1
(4)   (a)  Form of Variable Annuity Contract...........................   2
      (b)  Form of Optional Payment Enhancement Endorsement............   3
      (c)  Form of Optional Guaranteed Minimum Account Value
           Endorsement.................................................   5
      (d)  Form of Optional Guaranteed Minimum Withdrawal Benefit
           Maximum Anniversary Value Endorsement.......................   7
      (e)  Form of Optional Guaranteed Minimum Withdrawal Benefit
           Endorsement (7 year)........................................   7
      (f)  Form of Optional Guaranteed Minimum Withdrawal Benefit
           Maximum Anniversary Value Endorsement (GMWB for Life).......   8
      (g)  Form of Optional Guaranteed Minimum Withdrawal Benefit For
           One Life/For Two Lives Endorsement (GMWB for Joint Lives)...   8
      (h)  Form of Optional Guaranteed Minimum Withdrawal Benefit
           Endorsement (GMWB Option 1 with Bonus for Single Life)......   Filed Herewith
      (i)  Form of Optional Guaranteed Minimum Withdrawal Benefit
           Endorsement (GMWB Option 1 with Bonus for Two Lives)........   Filed Herewith
      (j)  Form of Optional Guaranteed Minimum Withdrawal Benefit
           Endorsement (GMWB Option 2 with Bonus for Single Life)......   Filed Herewith
      (k)  Form of Optional Guaranteed Minimum Withdrawal Benefit
           Endorsement (GMWB Option 2 with Bonus for Two Lives)........   Filed Herewith

      (l)  Form of Optional Guaranteed Minimum Withdrawal Benefit Endorsement (GMWB with Income
           Credit for Single Life).                                                               Filed Herewith
      (m)  Form of Optional Guaranteed Minimum Withdrawal Benefit Endorsement (GMWB with Income
           Credit for Two Lives)...................................................               Filed Herewith
(5)   Application for Contract.................................................................   3
(6)   Corporate Documents of Depositor
      (a)  Certificate of Incorporation............................................               1
      (b)  Amended and Restated By-Laws dated December 19, 2001....................               1
(7)   Reinsurance Contract.....................................................................   Not Applicable
(8)   Material Contracts
      (a)  Anchor Series Trust Form of Fund Participation Agreement................               1
      (b)  SunAmerica Series Trust Form of Fund Participation Agreement............               1
      (c)  Lord Abbett Form of Fund Participation Agreement........................               4
      (d)  Van Kampen Form of Fund Participation Agreement.........................               4
      (e)  Principal Variable Contract Fund Inc. Form of Fund Participation Agreement...          9
      (f)  MTB Group of Funds Form of Participation Agreement......................               9
      (g)  Form of American Funds Insurance Series and SunAmerica Series Trust Master-Feeder
           Fund Participation Agreement............................................               10
(9)   (a)  Opinion of Counsel and Consent of Depositor.............................               Filed Herewith
(10)  Consent of Independent Registered Public Accounting Firm.................................   Filed Herewith
(11)  Financial Statements Omitted from Item 23................................................   Not Applicable
(12)  Initial Capitalization Agreement.........................................................   Not Applicable
(13)  Other
      (a)  Diagram and Listing of All Persons Directly or Indirectly Controlled By or Under
           Common Control with First SunAmerica Life Insurance Company, the Depositor of
           Registrant..............................................................               10
      (b)  Power of Attorney
           (1) Power of Attorney -- First SunAmerica Life Insurance Company Directors...          11
      (c)  Support Agreement of American International Group, Inc..................               6


---------------

1 Incorporated by reference to Post-Effective Amendment No. 5 and Amendment No. 7, File Nos. 033-85014 and 811-08810, filed on January 30, 1998,
     Accession No. 0000950148-98-000132.

2 Incorporated by reference to Post-Effective Amendment No. 6 and Amendment No. 8, File Nos. 033-85014 and 811-08810, filed on March 31, 1998,
     Accession No. 0000950148-98-000732.

3 Incorporated by reference to Post-Effective Amendment No. 16 and Amendment No. 18, File Nos. 033-85014 and 811-08810, filed on February 8, 2002,
     Accession No. 0000950148-02-000266.

4 Incorporated by reference to Post-Effective Amendment No. 18 and Amendment No. 20, File Nos. 033-85014 and 811-08810, filed on November 27, 2002,
     Accession No. 0000950148-02-002786.

5 Incorporated by reference to Post-Effective Amendment No. 21 and Amendment No. 23, File Nos. 033-85014 and 811-08810, filed on April 21, 2004,
     Accession No. 0000950148-04-000768.

6 Incorporated by reference to Post-Effective Amendment No. 23 and Amendment No. 25, File Nos. 033-85014 and 811-08810, filed on August 12, 2005,
     Accession No. 0000950129-05-008180.

7 Incorporated by reference to Post-Effective Amendment No. 24 and Amendment No. 26, File Nos. 033-85014 and 811-08810, filed on October 24, 2005,
     Accession No. 0000950129-05-010017.

8 Incorporated by reference to Post-Effective Amendment No. 25 and Amendment No. 27, File Nos. 033-85014 and 811-08810, filed on May 1, 2006, Accession No. 0000950129-06-004650.

9 Incorporated by reference to Post-Effective Amendment No. 28 and Amendment No. 30, File Nos. 033-85014 and 811-08810, filed on December 12, 2006,
     Accession No. 0000950124-06-007504.


10 Incorporated by reference to Post-Effective Amendment No. 30 and Amendment No. 32, File Nos. 033-85014 and 811-08810, filed on April 30, 2007,
     Accession No. 0000950124-07-002496.



11 Incorporated by reference to Initial Registration Statement, File Nos. 333-146491 and 811-08810, filed on October 3, 2007, Accession No. 0000950148-07-000251.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

(a) The officers and directors of First SunAmerica Life Insurance Company, Depositor, are listed below. Their principal business address is 1 SunAmerica Center, Los Angeles, California 90067-6022, unless otherwise noted.


NAME                                                                         POSITION
----                                                                         --------
Jay S. Wintrob.......................................  Director, Chief Executive Officer and President
Michael J. Akers(2)..................................  Director and Senior Vice President
N. Scott Gillis(1)...................................  Director, Senior Vice President and Chief Financial
                                                       Officer
Jana W. Greer(1).....................................  Director and Executive Vice President
Bruce R. Abrams(2)...................................  Director and Executive Vice President
Christine A. Nixon...................................  Director, Senior Vice President and Secretary
M. Bernard Aidinoff(5)...............................  Director
Patrick J. Foley(6)..................................  Director
Cecil C. Gamwell III(7)..............................  Director
Jack R. Harnes(8)....................................  Director
David L. Herzog(3)...................................  Director
John I. Howell(9)....................................  Director
Christopher J. Swift(3)..............................  Director
Stewart R. Polakov(1)................................  Senior Vice President and Controller
Edwin R. Raquel(1)...................................  Senior Vice President and Chief Actuary
Mallary L. Reznik....................................  Senior Vice President and General Counsel
Timothy W. Still(1)..................................  Senior Vice President
Gavin D. Friedman....................................  Vice President and Deputy General Counsel
William T. Devanney, Jr..............................  Vice President
Roger E. Hahn(4).....................................  Vice President
Tracey E. Harris(2)..................................  Vice President
Rodney A. Haviland(1)................................  Vice President
Sharla A. Jackson(10)................................  Vice President
Frank J. Julian(1)...................................  Vice President and Chief Compliance Officer
Michelle H. Powers(2)................................  Vice President
Stephen J. Stone(1)..................................  Vice President
Monica F. Suryapranata(1)............................  Vice President and Variable Annuity Product
                                                       Controller
Edward T. Texeria(1).................................  Vice President
Virginia N. Puzon....................................  Assistant Secretary


---------------

 (1) 21650 Oxnard Street, Woodland Hills, CA 91367

 (2) 2929 Allen Parkway, Houston, TX 77019

 (3) 70 Pine Street, New York, NY 10270

 (4) 2727 Allen Parkway, Houston, TX 77019

 (5) Sullivan & Cromwell, 125 Broad Street, New York, NY 10004

 (6) 130 Water Street, New York, NY 10005

 (7) 419 West Beach Road, Charlestown, RI 02813

 (8) 64 South Quaker Hill Road, Pawling, NY 12564

 (9) 148 Wellington Lane, Springfield Center, NY 13468

(10) 205 East 10th Street, Amarillo, TX 79101

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT


The Registrant is a separate account of First SunAmerica Life Insurance Company (Depositor). Depositor is a subsidiary of American International Group, Inc. ("AIG"). For a complete listing and diagram of all persons directly or indirectly controlled by or under common control with the Depositor or Registrant, see Exhibit 13(a). An organizational chart for AIG can be found in Form 10-K, SEC file number 001-08787, Accession Number 0000950123-07-003026, filed March 1, 2007.

ITEM 27.  NUMBER OF CONTRACT OWNERS

SALES OF THIS CONTRACT HAVE NOT YET BEGUN.

ITEM 28.  INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

FIRST SUNAMERICA LIFE INSURANCE COMPANY

Section 719 of the Business Corporation Law of the State of New York permits the indemnification of directors, officers, employees and agents of New York corporations. Section 10 of the Third Article of the Company's Amended and Restated Certificate of Incorporation and Article Fifteen of the Company's parent, AIG Retirement Services, Inc., By-Laws provide for the indemnification of directors and officers to the full extent required or permitted by the law, including the advance of expenses under the procedures set forth herein. In addition, the Company's officers and directors are covered by certain directors' and officers' liability insurance policies maintained by the Company's parent.

Additionally, pursuant to the Distribution Agreement filed as Exhibit 3(a) to this Registration Statement, Depositor has agreed to indemnify and hold harmless AIG SunAmerica Capital Services, Inc. ("Distributor") for damages and expenses arising out of (1) any untrue statement or alleged untrue statement of a material fact contained in materials prepared by Depositor in conjunction with the offer and sale of the contracts, or Depositor's failure to comply with applicable law or other material breach of the Distribution Agreement. Likewise, the Distributor has agreed to indemnify and hold harmless Depositor and its affiliates, including its officers, directors and the separate account, for damages and expenses arising out of any untrue statement or alleged untrue statement of a material fact contained in materials prepared by Distributor in conjunction with the offer and sale of the contracts, or Distributor's failure to comply with applicable law or other material breach of the Distribution Agreement.

Pursuant to the Selling Agreement, a form of which is filed as Exhibit 3(b) to this Registration Statement, Depositor and Distributor are generally indemnified by selling broker/dealers firms from wrongful conduct or omissions in conjunction with the sale of the contracts.

ITEM 29.  PRINCIPAL UNDERWRITER

(a) AIG SunAmerica Capital Services, Inc. acts as distributor for the following investment companies:

    AIG SunAmerica Life Assurance Company -- Variable Separate Account
     AIG SunAmerica Life Assurance Company -- Variable Annuity Account One
     AIG SunAmerica Life Assurance Company -- Variable Annuity Account Two
     AIG SunAmerica Life Assurance Company -- Variable Annuity Account Four
     AIG SunAmerica Life Assurance Company -- Variable Annuity Account Five
     AIG SunAmerica Life Assurance Company -- Variable Annuity Account Seven
     AIG SunAmerica Life Assurance Company -- Variable Annuity Account Nine First SunAmerica Life Insurance Company -- FS Variable Separate Account First SunAmerica Life Insurance Company -- FS Variable Annuity Account One First SunAmerica Life Insurance Company -- FS Variable Annuity Account Two First SunAmerica Life Insurance Company -- FS Variable Annuity Account Five First SunAmerica Life Insurance Company -- FS Variable Annuity Account Nine AIG Series Trust
     SunAmerica Series Trust
     SunAmerica Equity Funds
     SunAmerica Income Funds
     SunAmerica Focused Series, Inc.
     SunAmerica Money Market Funds, Inc.
     SunAmerica Senior Floating Rate Fund, Inc.

(b) Directors, Officers and principal place of business:


OFFICER/DIRECTORS*                                                     POSITION
------------------                                                     --------
Peter A. Harbeck.................................  Director
James T. Nichols.................................  Director, President & Chief Executive Officer
William J. Kuzmich...............................  Director
Debbie Potash-Turner.............................  Senior Vice President & Chief Financial Officer
Frank Curran.....................................  Controller
Joseph D. Neary..................................  Chief Compliance Officer
John T. Genoy....................................  Vice President
Mallary L. Reznik**..............................  Vice President
Kathleen S. Stevens..............................  Manager, Compliance
Christine A. Nixon**.............................  Secretary
Virginia N. Puzon**..............................  Assistant Secretary


---------------

 * Unless otherwise indicated, the principal business address of AIG SunAmerica Capital Services, Inc. and of each of the above individuals is Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311.

** Principal business address is 1 SunAmerica Center, Los Angeles, California
   90067.

(c) AIG SunAmerica Capital Services, Inc. retains no compensation or commissions from the Registrant.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

All of the accounts, books, records or other documents required to be kept by
Section 31(a) of the Investment Company Act of 1940 and its rules are maintained by Depositor at 21650 Oxnard Ave., Woodland Hills, California 91367.

ITEM 31.  MANAGEMENT SERVICES

Not Applicable.

ITEM 32.  UNDERTAKINGS

GENERAL REPRESENTATIONS

The Registrant hereby represents that it is relying on the No-Action Letter issued by the Division of Investment Management to the American Council of Life Insurance dated November 28, 1988 (Commission Ref. No. IP-6-88). Registrant has complied with conditions one through four on the No-Action Letter.

Depositor represents that the fees and charges to be deducted under the Contracts described in the prospectus contained in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Depositor in accordance with Section 26(f)(2)(A) of the Investment Company Act of 1940.

UNDERTAKINGS OF THE REGISTRANT

Registrant undertakes to: (a) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (b) include either (1) as part of any application to purchase a contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the Applicant can remove to send for a Statement of Additional Information; and (c) deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

                                   SIGNATURES



As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, FS Variable Separate Account has caused this Pre-Effective Amendment No. 2 and Amendment No. 2 to its Registration Statement on Form N-4 (File No. 333-146491) to be signed on its behalf by the undersigned, in the City of Los Angeles, and the State of California, on this 29th day of January, 2008.


                                       FS VARIABLE SEPARATE ACCOUNT
                                       (Registrant)

                                       By: FIRST SUNAMERICA LIFE INSURANCE
                                       COMPANY

                                       By:        /s/ JAY S. WINTROB
                                         ---------------------------------------
                                                     JAY S. WINTROB,
                                                 CHIEF EXECUTIVE OFFICER

                                       By: FIRST SUNAMERICA LIFE INSURANCE
                                       COMPANY
                                       (Depositor)

                                       By:        /s/ JAY S. WINTROB
                                         ---------------------------------------
                                                     JAY S. WINTROB,
                                                 CHIEF EXECUTIVE OFFICER

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                    SIGNATURE                                           TITLE                              DATE
                    ---------                                           -----                              ----

JAY S. WINTROB*                                         Chief Executive Officer, President &         January 29, 2008
------------------------------------------------                      Director
JAY S. WINTROB                                              (Principal Executive Officer)


BRUCE R. ABRAMS*                                                      Director                       January 29, 2008
------------------------------------------------
BRUCE R. ABRAMS


M. BERNARD AIDINOFF*                                                  Director                       January 29, 2008
------------------------------------------------
M. BERNARD AIDINOFF


MICHAEL J. AKERS*                                                     Director                       January 29, 2008
------------------------------------------------
MICHAEL J. AKERS


PATRICK J. FOLEY*                                                     Director                       January 29, 2008
------------------------------------------------
PATRICK J. FOLEY


CECIL C. GAMWELL III*                                                 Director                       January 29, 2008
------------------------------------------------
CECIL C. GAMWELL III

                    SIGNATURE                                           TITLE                              DATE
                    ---------                                           -----                              ----


N. SCOTT GILLIS*                                       Senior Vice President, Chief Financial        January 29, 2008
------------------------------------------------       Officer & Director (Principal Financial
N. SCOTT GILLIS                                                       Officer)


JANA W. GREER*                                                        Director                       January 29, 2008
------------------------------------------------
JANA W. GREER


JACK R. HARNES*                                                       Director                       January 29, 2008
------------------------------------------------
JACK R. HARNES


DAVID L. HERZOG*                                                      Director                       January 29, 2008
------------------------------------------------
DAVID L. HERZOG


JOHN I. HOWELL*                                                       Director                       January 29, 2008
------------------------------------------------
JOHN I. HOWELL


CHRISTINE A. NIXON*                                                   Director                       January 29, 2008
------------------------------------------------
CHRISTINE A. NIXON


CHRISTOPHER J. SWIFT*                                                 Director                       January 29, 2008
------------------------------------------------
CHRISTOPHER J. SWIFT


STEWART R. POLAKOV*                                     Senior Vice President and Controller         January 29, 2008
------------------------------------------------           (Principal Accounting Officer)
STEWART R. POLAKOV


/s/ MANDA GHAFERI                                                 Attorney-in-Fact                   January 29, 2008
------------------------------------------------
*MANDA GHAFERI

                                 EXHIBIT INDEX



EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
 (4)(h)        Form of Optional Guaranteed Minimum Withdrawal Benefit
               Endorsement (GMWB Option 1 with Bonus for Single Life)

 (4)(i)        Form of Optional Guaranteed Minimum Withdrawal Benefit
               Endorsement (GMWB Option 1 with Bonus for Two Lives)

 (4)(j)        Form of Optional Guaranteed Minimum Withdrawal Benefit
               Endorsement (GMWB Option 2 with Bonus for Single Life)

 (4)(k)        Form of Optional Guaranteed Minimum Withdrawal Benefit
               Endorsement (GMWB Option 2 with Bonus for Two Lives)

 (4)(l)        Form of Optional Guaranteed Minimum Withdrawal Benefit
               Endorsement (GMWB with Income Credit for Single Life)

 (4)(m)        Form of Optional Guaranteed Minimum Withdrawal Benefit
               Endorsement (GMWB with Income Credit for Two Lives)

 (9)(a)        Opinion of Counsel and Consent of Depositor

(10)           Consent of Independent Registered Public Accounting Firm